NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
and
NOTICE OF ORIGINATING APPLICATION
and
MANAGEMENT INFORMATION CIRCULAR
with respect to a proposed
PLAN OF ARRANGEMENT
involving
SONDE RESOURCES CORP. AND ITS SHAREHOLDERS
and
MARQUEE ENERGY LTD.
and
1771538 ALBERTA LTD.

These materials are important and require your immediate attention. They require shareholders of Sonde Resources Corp. to make important decisions. If you have any questions as to how to make such decisions, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. THE BOARD OF DIRECTORS OF SONDE RESOURCES CORP. UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT.

November 29, 2013

Table of Contents

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	iv	Contingent Resources	65
NOTICE OF ORIGINATING APPLICATION	vi	Remaining Canadian Assets	66
INFORMATION CIRCULAR	1	Stock Exchange Listings	66
INTRODUCTION	1	Sonde Board	66
INFORMATION FOR U.S. SHAREHOLDERS	1	Management of Sonde	66
FORWARD-LOOKING INFORMATION	2	INFORMATION CONCERNING MARQUEE ENERGY LTD.	67
PRESENTATION OF OIL AND GAS RESERVES, RESOURCES AND PRODUCTION INFORMATION	4	General	67
Abbreviations	4	Summary Description of the Business of Marquee	67
NOTES ON RESERVES AND RESOURCES DATA	4	Documents Incorporated by Reference	67
Conversions	8	Recent Developments	68
NON-GAAP AND ADDITIONAL GAAP MEASURES	8	Dividend Policy	68
CONVENTIONS	8	Prior Sales	69
CURRENCY EXCHANGE RATES	9	Price Range and Trading Volume of Marquee Shares	69
GLOSSARY OF TERMS	10	Legal Proceedings	69
SUMMARY	18	Auditors, Transfer Agent and Registrar	70
BACKGROUND TO THE ARRANGEMENT	28	Additional Information	70
Background	28	PRO FORMA INFORMATION OF MARQUEE AFTER GIVING EFFECT TO THE ARRANGEMENT	70
Anticipated Benefits of the Arrangement	31	Description of Principal Properties	70
Fairness Opinion	32	Marquee Board	71
Recommendation of the Sonde Board	32	Selected Pro Forma Financial Information	75
Approval by the Marquee Board	32	Selected Combined Operational Information	76
THE ARRANGEMENT	32	Pro Forma Capitalization	77
Effect and Details of the Arrangement	32	RISK FACTORS	77
The Arrangement Agreement	35	GENERAL PROXY MATTERS	81
Stock Exchange Listing Approval	46	QUORUM	82
Timing	46	ADVICE TO BENEFICIAL HOLDERS OF SONDE SHARES	82
Procedure for the Surrender of Sonde Share Certificates and Receipt of Marquee Consideration Shares and Consolidated Sonde Shares	46	APPOINTMENT AND REVOCATION OF PROXIES	83
Treatment of Fractional Marquee Consideration Shares and Fractional Consolidated Sonde Shares	47	VOTING OF PROXIES	83
Dissent Rights	47	VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	84
Interests of Certain Persons in the Arrangement	49	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	84
Expenses of the Arrangement	50	LEGAL MATTERS	84
SECURITIES LAWS MATTERS	50	AUDITORS	85
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	51	OTHER BUSINESS	85
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	58	ADDITIONAL INFORMATION	85
INFORMATION CONCERNING THE WESTERN CANADIAN BUSINESS UNIT	62	CONSENTS	86
General	62	APPENDIX "A" - ARRANGEMENT RESOLUTION	A-1
Western Canadian Business Unit Reserve Information	63	APPENDIX "B" - INTERIM ORDER	B-1
Western Canadian Business Unit Financial Information	64	APPENDIX "C" - ARRANGEMENT AGREEMENT	C-1
INFORMATION CONCERNING SONDE AFTER GIVING EFFECT TO THE ARRANGEMENT	65	APPENDIX "D" - FAIRNESS OPINION OF FIRSTENERGY CAPITAL CORP.	D-1
Principal Properties	65	APPENDIX "E" - OPERATING STATEMENTS OF WESTERN CANADIAN BUSINESS UNIT	E-1
		APPENDIX "F" - PRO FORMA OPERATING STATEMENTS OF MARQUEE	F-1
		APPENDIX "G" - DISSENT RIGHTS	G-1

November 29, 2013
Dear Sonde Shareholders:
You are cordially invited to a special meeting (the "Meeting") of the holders ("Sonde Shareholders") of common shares ("Sonde Shares") of Sonde Resources Corp. ("Sonde"), which will be held in the Macleod Room at the offices of Norton Rose Fulbright Canada LLP, Suite 3700, 400 - Third Avenue SW, Calgary, Alberta, on Monday, December 30, 2013 at 9:00 a.m. (Calgary time). Enclosed with this letter is a formal Notice of the Special Meeting of Sonde Shareholders, Information Circular, form of proxy and Letter of Transmittal.
At the Meeting, you will be asked to consider a special resolution to approve a proposed arrangement involving Sonde, Marquee Energy Ltd. ("Marquee"), and 1771538 Alberta Ltd. to be completed by way of a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement").
The Arrangement will result in the indirect acquisition by Marquee of substantially all of Sonde's Western Canadian exploration and production assets for total consideration valued at approximately $30.7 million, consisting of $15 million in cash and 21,182,491 common shares of Marquee ("Marquee Consideration Shares"). The Marquee Consideration Shares are valued at approximately $15.7 million, based on the 15-day volume weighted average trading price of the common shares of Marquee ("Marquee Shares") on the TSX Venture Exchange of $0.7426 as of November 28, 2013. The value of the Marquee Consideration Shares and thus the value of the total consideration to be received by Sonde will vary based on the trading price of the Marquee Shares. As part of the Arrangement, Sonde will (a) distribute the Marquee Consideration Shares to the Sonde Shareholders (excluding Sonde Shareholders who dissent), with the result that each Sonde Shareholder will receive approximately 0.34 of a Marquee Consideration Share for each Sonde Share held (assuming there are 62,301,446 Sonde Shares outstanding) and (b) consolidate the Sonde Shares on the basis of 0.9 of a consolidated Sonde Share for each Sonde Share outstanding. The cash consideration of $15 million will be retained by Sonde and directed towards Sonde's operations in North Africa.
Marquee is a Calgary-based growth-oriented junior oil and gas company currently focused on high rate of return oil development and production. The Arrangement will consolidate Marquee and Sonde's production, land base and drilling inventory in the Michichi area in southeastern Alberta; creating a company with a significant presence in the Michichi area which is a core area common to both Sonde and Marquee. Overall corporate production of Marquee is anticipated to be approximately 4,000 BOE/d (50% oil and liquids) after giving effect to the Arrangement. Marquee intends to grow its business through exploitation of existing opportunities and continued consolidation within the Michichi area. The Marquee Shares are listed on the TSX Venture Exchange under the symbol "MQL".
Upon completion of the Arrangement, Sonde Shareholders will hold approximately 25% and current holders of Marquee Shares will hold approximately 75% of the issued and outstanding Marquee Shares. In connection with the Arrangement, the board of directors of Marquee will be reconstituted to include three of the current Sonde directors: James H.T. Riddell, William Roach and Gregory Turnbull, and four of the current Marquee directors: Richard Alexander, Glenn Carley, Dennis Feuchuk and Richard Thompson.
Following the Arrangement, Sonde Shareholders will continue to own Sonde Shares and Sonde will continue to carry on business with a focus on the development of the Zarat Field and exploration of the Joint Oil Block in North Africa. Sonde continues to work with Joint Oil and the other parties on finalizing the unitization and unit plan of development for the Zarat Field by end of 2013 as requested by the Tunisian Direction Générale de l'Energie. Management of Sonde believes that the work completed on the

- ii-

Joint Oil Block combined with an approved plan of development and ratified unit agreement will enhance the marketability and market value of the Zarat Field, and plans to launch a revitalized marketing campaign for the Joint Oil Block seeking either a partner, external funding or both for the Zarat Field development and the Joint Oil Block exploration commitments.
Sonde will retain its current cash and working capital balances of approximately $20 million, in addition to the $15 million cash received pursuant to the Arrangement. In addition, Sonde will retain, through a direct wholly-owned subsidiary, ownership of approximately 100,000 net acres of Western Canada exploration assets, split approximately equally between its northwestern Alberta Wabamun play and west central Alberta Duvernay play. Sonde will continue to seek strategic alternatives for this Western Canada exploration acreage, which could include cash sales, farmouts or other forms of mergers, or investments.
The Arrangement requires the approval of 66⅔% of the votes cast by the Sonde Shareholders voting in person or represented by proxy at the Meeting. Each member of the board of directors of Sonde, each officer of Sonde and all shareholders of Sonde beneficially owning more than 10% of the outstanding Sonde Shares (representing, in the aggregate, approximately 12.8% of the outstanding Sonde Shares) have entered into support agreements and have agreed to vote all of their Sonde Shares in favour of the Arrangement.
Sonde's financial advisor, FirstEnergy Capital Corp., has provided Sonde's board of directors with a written opinion that, as of November 29, 2013, and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in its opinion, the consideration to be received by the Sonde Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Sonde Shareholders. Sonde's board of directors, based upon its own review, including its consideration of the fairness opinion of FirstEnergy Capital Corp., has unanimously determined that the Arrangement is fair to Sonde Shareholders and is in the best interests of Sonde, and unanimously recommends that Sonde Shareholders vote in favour of the Arrangement.
The accompanying information circular of Sonde contains a detailed description of the Arrangement, as well as detailed information regarding Marquee. Please give this material your careful consideration and, if you require assistance, consult your investment dealer, broker, bank manager, lawyer or other professional advisor. If you are unable to attend the Meeting in person, please complete and deliver the enclosed form of proxy in order to ensure your representation at the Meeting.
On behalf of the board of directors and management of Sonde, I encourage you to attend the Meeting on December 30, 2013. If you are unable to attend, please feel free to direct questions or comments to my attention at Sonde Resources Corp., 3100, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6. We appreciate your continued interest and participation in Sonde and value your feedback, at any time of year.
On behalf of the board of directors of Sonde, I would like to express our gratitude for the support the Sonde Shareholders have demonstrated with respect to our decision to move forward with the proposed Arrangement. We look forward to seeing you at the Meeting.
Yours truly,
(Signed) "William K. Dirks"
William K. Dirks
President and Chief Operating Officer

- iii-

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
to be held December 30, 2013
TO THE SHAREHOLDERS OF SONDE RESOURCES CORP.
Notice is hereby given pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated November 28, 2013, that a special meeting (the "Meeting") of the holders ("Sonde Shareholders") of common shares ("Sonde Shares") of Sonde Resources Corp. ("Sonde" or the "Company") will be held in the Macleod Room at the offices of Norton Rose Fulbright Canada LLP, Suite 3700, 400 - Third Avenue SW, Calgary, Alberta, Calgary, Alberta, on Monday, December 30, 2013 at 9:00 a.m. (Calgary time), for the following purposes:

1.
to consider, pursuant to the Interim Order, and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix "A" to the accompanying information circular of Sonde dated November 29, 2013 (the "Information Circular"), to approve an arrangement (the "Arrangement") under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B 9 (the "ABCA") all as more particularly described in the Information Circular; and

2.	to transact such other business, including amendments to the foregoing, as may properly come before the Meeting or any adjournments or postponements thereof.
The details of the Arrangement are described in the Information Circular. The full text of the Arrangement Resolution is set out in Appendix "A".
The record date for the determination of Sonde Shareholders entitled to receive notice of and to vote at the Meeting is November 30, 2013 (the "Record Date"). Only Sonde Shareholders whose names have been entered on the register of Sonde Shares on the close of business on the Record Date and holders of Sonde Shares issued by Sonde after the Record Date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Sonde Shareholder transfers the ownership of any Sonde Shares after the Record Date and the transferee of those Sonde Shares establishes ownership of such Sonde Shares and demands, not later than 10 days before the Meeting, to be included in the list of Sonde Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Sonde Shares at the Meeting.
Each Sonde Share will entitle the holder to one vote at the Meeting.
If you are a registered Sonde Shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Valiant Trust Company, the registrar and transfer agent of the Sonde Shares, at 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, or by facsimile, at (403) 233-2857. Alternatively, registered Sonde Shareholders may use the internet site at www.valianttrust.com to transmit their voting instructions. All proxies and voting instructions must be received by Valiant Trust Company by no later than 9:00 a.m. (Calgary time) on December 27, 2013 or one Business Day preceding the date of any adjournment. For further instructions on voting using the internet, see "Appointment and Revocation of Proxies" in the accompanying Information Circular.
If you are not a registered Sonde Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

- iv-

Pursuant to the Interim Order, registered holders of Sonde Shares have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Sonde Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order. A Sonde Shareholder's right to dissent is more particularly described in the Information Circular and the text of Section 191 of the ABCA is set forth in Appendix "G" to the Information Circular.
A Dissenting Shareholder must send Sonde, c/o its counsel, Norton Rose Fulbright Canada LLP, 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Steven H. Leitl, a written objection to the Arrangement Resolution, which written objection must be received by 12:00 p.m. (Calgary time) on December 24, 2013 or, in the case of any adjournment or postponement of the Meeting, by 12:00 p.m. (Calgary time) on the second Business Day which is immediately preceding the date of the adjourned or postponed Meeting.
Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial Sonde Shareholders who wish to dissent should be aware that only the registered Sonde Shareholders are entitled to dissent. Accordingly, a beneficial Sonde Shareholder desiring to exercise the right to dissent must make arrangements for the Sonde Shares beneficially owned by such holder to be registered in such holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Sonde or, alternatively, make arrangements for the registered holder of such Sonde Shares to dissent on behalf of the beneficial Sonde Shareholder.
Dated at the City of Calgary, in the Province of Alberta this 29th day of November, 2013.

BY ORDER OF THE BOARD OF DIRECTORS OF SONDE RESOURCES CORP. (signed) "William K. Dirks" William K. Dirks President and Chief Operating Officer

- v-

IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY
IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT,
R.S.A. 2000, c. B‑9 AS AMENDED
AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
THE SHAREHOLDERS OF SONDE RESOURCES CORP.
AND
SONDE RESOURCES CORP., MARQUEE ENERGY LTD.
AND 1771538 ALBERTA LTD.

NOTICE OF ORIGINATING APPLICATION
NOTICE IS HEREBY GIVEN that an application (the "Application") has been filed with the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Sonde Resources Corp. ("Sonde") with respect to a proposed arrangement (the "Arrangement") under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B‑9, as amended (the "ABCA"), involving Sonde Resources Corp., Marquee Energy Ltd., 1771538 Alberta Ltd. ("NumberCo") and holders of common shares of Sonde ("Sonde Shareholders") (collectively, the "Arrangement Parties"), which Arrangement is described in greater detail in the information circular of Sonde dated November 29, 2013 accompanying this Notice of Originating Application.
At the hearing of the Application, Sonde intends to seek:

(a)	a declaration that the terms and conditions of the Arrangement are fair and reasonable, both procedurally and substantively, to the Sonde Shareholders and any other affected parties;

(b)
a declaration that the Arrangement will, upon the filing of the Articles of Arrangement, become effective in accordance with its terms and will be binding on each of the parties on and after the Effective Date;

(c)	an Order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA; and

(d)	such other and further orders, declarations and directions as the Court may deem reasonable and necessary.
AND NOTICE IS HEREBY GIVEN that the Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof, with respect to the securities to be issued pursuant to the Arrangement.
AND NOTICE IS FURTHER GIVEN that the Application is directed to be heard at the Calgary Courts Centre, 601 ‑ 5th Street S.W., Calgary, Alberta, T2P 5P7, on December 30, 2013 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. Any Sonde Shareholder or any other interested party desiring to support or oppose the Application, may appear at the time of the hearing in person or by counsel for that purpose. Any Sonde Shareholder or any other interested party desiring to appear at the hearing is required to file with the Court, and serve upon Sonde on or before 10:00 a.m. (Calgary time) on December 23, 2013, a notice of intention to appear, including an address for service in Calgary, Alberta (or, alternatively, a facsimile number for service by facsimile), together with any evidence or materials which are to be presented to the Court. Service on Sonde is to be effected by delivery to the solicitors for Sonde at the address below.
AND NOTICE IS FURTHER GIVEN that, at the hearing, Sonde Shareholders and other interested parties will be entitled to make representations as to, and the Court will be requested to consider, the fairness and reasonableness of the Arrangement. If you do not attend, either in person or by counsel, at that time,

- vi-

the Court may approve the Arrangement as presented, or may approve the Arrangement subject to such terms and conditions as the Court shall deem fit, without any further notice.
AND NOTICE IS FURTHER GIVEN that no further notice of the Application will be given by Sonde and that in the event the hearing of the Application is adjourned, only those persons who have appeared before the Court for the hearing of the Application shall be served with notice of the adjourned date.
AND NOTICE IS FURTHER GIVEN that the Court, by an order dated November 28, 2013 (the "Interim Order"), has given directions as to the calling and holding of the special meeting of Sonde Shareholders for the purpose of such holders voting upon the special resolution to approve the Arrangement and certain other business, all as more particularly described in the information circular of Sonde with respect to the Arrangement dated November 29, 2013, and has directed that registered Sonde Shareholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order.
AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Sonde Shareholder or other interested party requesting the same from the solicitors for Sonde upon written request delivered to such solicitors as follows:
Norton Rose Fulbright Canada LLP
Suite 3700, 400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2
Attention: Steven H. Leitl
DATED at the City of Calgary, in the Province of Alberta, this 29th day of November, 2013.

BY ORDER OF THE BOARD OF DIRECTORS OF SONDE RESOURCES CORP. (signed) "William K. Dirks" William K. Dirks President and Chief Operating Officer

- vii-

INFORMATION CIRCULAR
for the Special Meeting of Sonde Shareholders to be held December 30, 2013
All capitalized terms used in this Information Circular but not otherwise defined herein have the meaning set forth under "Glossary of Terms". Information contained in this Information Circular is given as of November 29, 2013 unless otherwise specifically stated.
INTRODUCTION
This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Sonde for use at the Meeting and any adjournment thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.
The information concerning Marquee contained in this Information Circular, including the information under "Information Concerning Marquee Energy Ltd.", the information derived from the Marquee Reserves Report and Appendix "F" - Pro Forma Operating Statements of Marquee, has been provided by Marquee. Although Sonde has no knowledge that would indicate that any of such information is untrue or incomplete, Sonde does not assume any responsibility for the accuracy or completeness of such information or the failure by Marquee to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Sonde.
All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit "A" to the Arrangement Agreement, which agreement is attached as Appendix "C" to this Information Circular. Sonde Shareholders are urged to read carefully the full text of the Plan of Arrangement.
Solicitation of proxies will be primarily by mail but may also be by telephone, facsimile, in person or by other means of communication by directors, officers and employees of Sonde who will not be additionally compensated. All costs and expenses incurred in connection with the solicitation of proxies will be borne by Sonde.
This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities to be issued under or in connection with the Arrangement, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Information Circular nor any distribution of the securities to be issued under or in connection with the Arrangement will, under any circumstances, create any implication or be treated as a representation that there has been no change in the information set forth herein since the date of this Information Circular.
INFORMATION FOR U.S. SHAREHOLDERS
The Marquee Consideration Shares and the Consolidated Sonde Shares issuable to Sonde Shareholders, pursuant to the Arrangement, have not been and will not be registered under the U.S. Securities Act. Such securities will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the

solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.
Specifically, information concerning the operations of Sonde and Marquee contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The unaudited and audited historical financial statements of Marquee incorporated by reference in this Information Circular have been presented in Canadian dollars and were prepared in accordance with Canadian GAAP and the unaudited and audited historical operating statements of the Western Canadian Business Unit of Sonde included in this Information Circular have been presented in Canadian dollars and were prepared in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 - Acceptable Accounting Principles and Auditing Standards. Each of the unaudited and audited historical financial statements of Marquee and the unaudited and audited historical operating statements of the Western Canadian Business Unit of Sonde included or incorporated by reference in this Information Circular are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.
Data on oil and gas reserves and resources contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See "Presentation of Oil and Gas Reserves, Resources and Production Information" in this Information Circular.
The enforcement by investors of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Sonde and Marquee are formed under the laws of the Province of Alberta, that most or all of their officers and directors, as applicable, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Sonde and Marquee and such other Persons are, or will be, located outside the United States.
See "Certain United States Federal Income Tax Considerations" for certain information concerning the tax consequences of the Arrangement for Sonde Shareholders who are subject to United States federal income taxation.
THE MARQUEE CONSIDERATION SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
FORWARD-LOOKING INFORMATION
This Information Circular, including documents incorporated by reference herein, contains forward-looking information or forward-looking statements under applicable securities legislation (collectively, "forward-looking information"). All information other than statements of historical fact contained in this Information Circular constitute forward-looking information. Sonde Shareholders can identify many of these statements by looking for words such as "may", "believe", "expects", "will", "intends", "should", "plan", "predict", "potential", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof or other comparable terminology. Forward-looking information includes, without limitation, statements with respect to: the future financial position, business strategy, proposed acquisitions or dispositions, projected costs and plans and objectives of or involving Sonde and Marquee after completion of the Arrangement; capital expenditures; estimated reserves and resources; access to credit facilities; capital taxes; income taxes; commodity prices; administration costs; commodity price risk management activity; components of cash flow and earnings; the timing of the Final Order; the Effective Date of the Arrangement; the anticipated benefits resulting from the Arrangement; and the making of applications and the satisfaction of conditions for listing on stock exchanges and the timing thereof. Actual events or results may differ materially. Forward-looking information is based on the estimates and opinions of Sonde's management and in the case of information regarding Marquee (both before and after the Arrangement has been completed, as contained in Sections "Summary - Pro Forma Information of Marquee After Giving Effect to the Arrangement", "Pro Forma Information of Marquee After Giving Effect the Arrangement" and Appendix "F" - Pro Forma Operating Statements of Marquee), the estimates and opinions of Marquee's management at the time the information is provided.
In addition, forward-looking information may include statements attributable to third party industry sources. There can be no assurance that the plans, intentions or expectations upon which this forward-looking information will occur. Forward-looking information is subject to risks, uncertainties and assumptions, including those discussed below and elsewhere in this Information Circular. Although Sonde believes that the expectations represented in such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking information contained herein include, but are not limited to, the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, operational risks, imprecision of reserve estimates and the uncertainty of estimates of production rates, costs and expenses and royalty rates, environmental risks, the inability to meet listing standards, the inability to obtain required consents, permits or approvals, including Court approval of the Arrangement, competition from other industry participants, the lack of availability of qualified personnel or management, failure to realize the anticipated benefits of the Arrangement, stock market volatility and the inability to access sufficient capital from internal and external sources, fluctuation in foreign exchange or interest rates, risks associated with foreign operations (including unsettled and volatile political and security conditions in Tunisia and Libya) and negotiations with foreign governments, and the risk that actual results will vary from the results forecasted and such variations may be material. Readers are cautioned that the foregoing list is not exhaustive.
Sonde Shareholders are further cautioned that the preparation of financial statements, including the operating statements with respect to the Canadian Western Business Unit in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 - Acceptable Accounting Principles and Auditing Standards, requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves and resources is also critical to several accounting estimates and requires judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes. Information relating to "reserves" and "resources" is deemed to be forward-looking information, as it involves the implied assessment, based on certain estimates and assumptions, that the reserves and/or resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
The information contained in this Information Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Sonde and Marquee. Sonde Shareholders are urged to carefully consider those factors.
The forward-looking information contained in this Information Circular and in the documents incorporated by reference herein is expressly qualified in its entirety by this cautionary statement. The forward-looking information included in this Information Circular and the documents incorporated by reference herein are made as of the date of such documents and neither Sonde nor Marquee undertake any obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

PRESENTATION OF OIL AND GAS RESERVES, RESOURCES AND PRODUCTION INFORMATION
All oil and natural gas reserve and resource information contained or incorporated by reference in this Information Circular has been prepared and presented in accordance with NI 51-101. The actual oil and natural gas reserves, resources and future production will be greater than or less than the estimates provided in this Information Circular. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.
Abbreviations

Oil and Natural Gas Liquids		Natural Gas
Bbl	Barrel	Bscf	billion cubic feet
Bbls	Barrels	Mcf	thousand cubic feet
Mbbl	thousand barrels	MMcf	million cubic feet
MMstb	million stock tank barrels	Mcf/d	thousand cubic feet per day
Bbls/d	barrels per day	MMcf/d	million cubic feet per day
NGLs	natural gas liquids

Other

BOE
barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)

BOE/d	barrel of oil equivalent per day
m3	cubic metres
MBOE	thousand barrels of oil equivalent
$000s	thousands of dollars
MM	Million

Where any disclosure of reserves data is made in this Information Circular or the documents incorporated by reference herein that does not reflect all reserves of Sonde or Marquee, as applicable, the reader should note that the estimates of reserves and future net revenue for individual properties or groups of properties may not reflect the same confidence level as estimates of the reserves and future net revenue for all properties, due to the effects of aggregation.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.
NOTES ON RESERVES AND RESOURCES DATA
The determination of oil and gas reserves and resources involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved and probable reserves and low, best and high estimates of contingent resources have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.
The estimation and classification of reserves and resources requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves and resources classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves and resources definitions.

In this Information Circular, and in the documents incorporated by reference into this Information Circular, the following technical terms and acronyms have the meanings specified below.
"Best Estimate (2C)" is considered to be the best estimate of the quantity of resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50% probability (P50) that the quantities actually recovered will equal or exceed the best estimate.
"CGU" means cash generating unit, a property grouping used for financial accounting purposes.
"contingent resources" means those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage.

"crude oil" or "oil" as described in the COGE Handbook means a mixture consisting of mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.
"development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from the reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to: (a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines to the extent necessary in developing the reserves; (b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly; (c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and (d) provide improved recovery systems.
"developed non-producing reserves" are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.
"developed producing reserves" are those reserves that are expected to be recovered from completion in intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
"development well" means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.
"exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as “prospecting costs) and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are: (a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies (collectively sometimes referred to as “geological and geophysical costs”); (b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records; (c) dry hole contributions and bottom hole contributions; (d) costs of drilling and equipping exploratory wells; and (e) costs of drilling exploratory type stratigraphic test wells.
"exploratory well" means a well that is not a development well, a service well or a stratigraphic test well.
"field" means a defined geographical area consisting of one or more pools.
"forecast prices and costs" are future prices and costs that are: (a) generally acceptable as being a reasonable outlook of the future; and (b) if an only to the extent tat, there are fixed or presently determinable future prices or costs to which an issuer is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a) of this definition.
"future net revenue" means the estimated net amount to be received with respect to the development and production of reserves (including synthetic oil, coal bed methane and other non-conventional reserves) estimated using constant or forecast prices and costs. This net amount is computed by deducting, from estimated future revenues: estimated amounts of future royalty obligations, costs related to development and production of reserves; abandonment and reclamation costs; and future income tax expenses, unless otherwise specified in applicable securities legislation. Corporate general and administrative expenses and financing costs are not deducted. Net present values of future net revenue may be calculated using a discount rate or without discount.
"gross" means: (a) in relation to an issuer's interest in production or reserves, its "company gross reserves", which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the issuer; (b) in relation to wells, the total number of wells in which an issuer has an interest; and (c) in relation to properties, the total area of properties in which an issuer has an interest.
"High Estimate (3C)" is considered to be an optimistic estimate of the quantity of resources that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10% probability (P10) that the quantities actually recovered will equal or exceed the high estimate.
"Low Estimate (1C)" is considered to be a conservative estimate of the quantity of resources that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90% probability (P90) that the quantities actually recovered will equal or exceed the low estimate.
"natural gas" as described in the COGE Handbook, means a mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulphur or other non-hydrocarbon compounds.
"natural gas liquids" or "NGL" as described in the COGE Handbook, means those hydrocarbon components that can be recovered from natural gas as liquids including, but not limited to, ethane, propane, butanes, pentanes plus, condensate and small quantities of non-hydrocarbons.
"net" means: (a) in relation to an issuer’s interest in production or reserves its working interest (operating or non operating) share after deduction of royalty obligations, plus its royalty interests in production or reserves; (b) in relation to an issuer’s interest in wells, the number of wells obtained by aggregating the issuer’s working interest in each of its gross wells; and (c) in relation to an issuer's interest in a property, the total area in which the issuer has an interest multiplied by the working interest owned by the issuer.
"non-associated gas" means an accumulation of natural gas in a reservoir where there is no crude oil.

"operating costs" or "production costs" means costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities.
"probable reserves" are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
"production" means the cumulative quantity of petroleum that has been recovered at a given date.
"property" includes (a) fee ownership or a lease, concession, agreement, permit, license or other interest representing the right to extract oil or gas subject to such terms as may be imposed by the conveyance of that interest; (b) royalty interests, production payments payable in oil or gas, and other non-operating interests in properties operated by others; and (c) an agreement with a foreign government or authority under which an issuer participates in the operation of properties or otherwise serves as "producer" of the underlying reserves (in contrast to being an independent purchaser, broker, dealer or importer), but does not include supply agreements, or contracts that represent a right to purchase, rather than extract, oil or gas.
"proved property" means a property or part of a property to which reserves have been specifically attributed.
"proved reserves" are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
"reserves" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date, based on: (a) analysis of drilling, geological, geophysical, and engineering data; (b) the use of established technology; and (c) specified economic conditions, which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimates.
"reservoir" means a porous and permeable subsurface rock formation that contains a separate accumulation of petroleum that is confined by impermeable rock or water barriers and is characterized by a single pressure system.
"service well" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.
"undeveloped reserves" are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable, possible) to which they are assigned. In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to sub-divide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.
"unproved property" means a property or part of a property to which no reserves have been specifically attributed.
"well abandonment costs" means costs of abandoning a well (net of salvage value) and of disconnecting the well from the surface gathering system. They do not include costs of abandoning the gathering system or reclaiming the well site.

Conversions

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

NON-GAAP AND ADDITIONAL GAAP MEASURES
Discussion and analysis of operating and financial results for Marquee that are incorporated by reference in this Information Circular may include reference to funds flow from operations, funds flow from operations per share, net debt, net debt to annualized funds flow and field operating netback. As indicators of Marquee's financial performance, these measures should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with GAAP. Management of Marquee has indicated that it uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates Marquee's ability to generate cash necessary to fund future capital investments and to repay debt.

Marquee has indicated it calculates net debt and net debt to annualized funds flow as net debt, defined as outstanding bank debt plus or minus net working capital (excluding fair value of commodity contracts and flow-through share premiums), divided by cash flow from operating activities before changes in non-cash working capital. Management of Marquee has indicated it considers net debt and net debt to annualized funds flow as important additional measures of the time period it would take to pay off the debt if no further capital expenditures were incurred and if funds flow from operating activities remained constant

Marquee uses field operating netbacks to analyze operating performance. Marquee believes this benchmark is a key measure of profitability and overall sustainability for the Company and this term is commonly used in the oil and gas industry. Field operating netbacks are not intended to represent operating profits, net earnings or other measures of financial performance calculated in accordance with GAAP. Marquee calculates field operating netbacks by subtracting royalties, production, operating and transportation expenses from revenues before other income/losses.

CONVENTIONS
Words importing the singular include the plural and vice versa.
In this Information Circular, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "dollars" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

CURRENCY EXCHANGE RATES
The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, the average of such exchange rates during such periods, and the exchange rate at the end of the period, in each case, based upon the Bank of Canada noon spot rate of exchange.

	Nine Months Ended September 30, 2013	Year Ended December 31
		2012	2011	2010
High	1.0576	1.0418	1.0604	1.0778
Low	0.9839	0.9710	0.9449	0.9946
Average(1)	1.0235	0.9996	0.9891	1.0299
Period End	1.0285	0.9949	1.0170	0.9946

Note:

(1)	Determined by averaging the rates on the first Business Day of each month during the respective period.
On November 29, 2013 the exchange rate for one U.S. dollar expressed in Canadian dollars was $1.0599 based upon the Bank of Canada noon spot rate of exchange.

GLOSSARY OF TERMS
Unless the context otherwise requires, when used in this Information Circular the following terms shall have the meanings set forth below.
"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B‑9, as amended, including the regulations promulgated thereunder;
"Acquisition Proposal" means, (A) with respect to Sonde, any inquiry or the making of any proposal to Sonde or the Sonde Shareholders from any Person or group of persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition of any of the shares of NumberCo or of any of the assets comprising the Western Canadian Business Unit (other than the sale of production in the ordinary course of business); (ii) an acquisition from Sonde or the Sonde Shareholders of 20% or more of the voting securities of Sonde; (iii) an amalgamation, arrangement, merger, consolidation, joint venture, partnership or other business combination involving 20% or more of the voting securities of Sonde; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, or similar transaction involving 20% or more of the voting securities of Sonde; or (v) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement; provided however that, any of the foregoing circumstances, actions or matters set forth in (ii) to (iv) inclusive of part (A) of this definition which may occur, arise or be taken which relate to or are in respect of: (1) the North African Business Unit of Sonde, its assets or any Subsidiary of Sonde directly holding such assets (2) a transaction which would be completed after the Effective Date and which does not impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or (3) the shares of SubCo or the Remaining Canadian Assets, shall not in any event constitute an Acquisition Proposal; and (B) with respect to Marquee, any inquiry or the making of any proposal to Marquee or the Marquee Shareholders from any Person or group of persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Marquee or the Marquee Shareholders of 20% or more of the voting securities of Marquee; (ii) an acquisition of 20% or more of Marquee's assets (other than the sale of immaterial assets in the ordinary course of business); (iii) an amalgamation, arrangement, merger, consolidation, joint venture, partnership or other business combination involving 20% or more of the voting securities of Marquee; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, or similar transaction involving 20% or more of the voting securities of Marquee; or (v) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement; provided however that, any of the foregoing circumstances, actions or matters set forth in (ii) of part (B) of this definition which may occur, arise or be taken which relate to Marquee Excluded Assets with a net asset value equal to or less than $3 million shall not in any event constitute an Acquisition Proposal, except that (1) in the case of each of the foregoing in (A) and (B) above, for the purpose of the definition of "Superior Proposal", the references in this definition of "Acquisition Proposal" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities" and (2) in the case of (A) above, for the purpose of the definition of "Superior Proposal", the reference in this definition of "Acquisition Proposal" to "any of the assets comprising the Western Canadian Business Unit" shall be deemed to be a reference to "85% or more of the assets comprising the Western Canadian Business Unit" and in the case of (B) above, for the purpose of the definition of "Superior Proposal", the reference in this definition of "Acquisition Proposal" to "20% or more of Marquee's assets" shall be deemed to be a reference to "50% or more of Marquee's assets";
"AcquisitionCo" means 1775412 Alberta Ltd., a wholly-owned subsidiary of Marquee;
"Applicable Laws", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Arrangement" means the arrangement pursuant to Section 193 of the ABCA as set forth in the Plan of Arrangement;
"Arrangement Agreement" means the agreement dated November 4, 2013 between Sonde, Marquee, AcquisitionCo and NumberCo, as amended and restated on November 25, 2013, with respect to the Arrangement, in the form attached to this Information Circular as Appendix "C", together with all appendices and amendments thereto;
"Arrangement Resolution" means the special resolution in respect of the Arrangement to be considered at the Meeting in the form attached to this Information Circular as Appendix "A";
"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;
"Asset Purchase and Sale Agreement" means the asset purchase and sale agreement dated November 4, 2013 between Sonde and NumberCo, to effect, among other things, the transfer of the assets comprising the Western Canadian Business Unit from Sonde to NumberCo, which agreement is attached as Exhibit "C" to the Arrangement Agreement;
"Beneficial Shareholder" means Sonde Shareholders who hold their Sonde Shares through an intermediary such as a bank, trust company, securities broker or trustee or who otherwise do not hold their Sonde Shares in their own name;
"Business Day" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;
"Canadian Securities Laws" means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;
"Cash and Share Deal" has the meaning set forth under the heading "Background to the Arrangement - Background";
"Cash Consideration" means $15.0 million in cash;
"Certificate of Arrangement" means the proof of filing to be issued by the Registrar pursuant to subsection 193(12) of the ABCA in respect of the Articles of Arrangement;
"Code" means the U.S. Internal Revenue Code of 1986, as amended;
"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook;
"Consolidated Sonde Shares" means the common shares in the capital of Sonde after the Arrangement has been completed;
"Court" means the Court of Queen’s Bench of Alberta;
"Counsel" means Norton Rose Fulbright Canada LLP, counsel to Sonde;
"CRA" means the Canada Revenue Agency;
"Depositary" means Valiant Trust Company;
"Dissent Rights" means the rights of dissent in respect of the Arrangement provided to registered Sonde Shareholders pursuant to the ABCA, as modified by the Interim Order or the Final Order;

"Dissenting Non-Resident Holder" means a Non-Resident Holder who validly exercises Dissent Rights;
"Dissenting Resident Holder" means a Resident Holder who validly exercises Dissent Rights;
"Dissenting Shareholders" means registered Sonde Shareholders who validly exercise their rights of dissent pursuant to the procedure set out in Section 191 of the ABCA, as modified by the Interim Order or the Final Order;
"Effective Date" means the date the Arrangement becomes effective under the ABCA;
"Effective Time" means the time the Arrangement becomes effective on the Effective Date pursuant to the ABCA;
"Environmental Laws" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;
"EPSA" means the Exploration and Production Sharing Agreement dated August 27, 2008 between Sonde and Joint Oil as amended on January 17, 2013;
"Final Order" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
"FirstEnergy" means FirstEnergy Capital Corp.;
"GAAP" means Canadian generally accepted accounting principles for public enterprises as defined from time to time by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants;
"GLJ" means GLJ Petroleum Consultants Ltd.;
"Governmental Entity" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
"Hazardous Substances" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;
"Holder" means a Sonde Shareholder who, at all relevant times, for purposes of the ITA: (i) deals at arm's length with each of Sonde and Marquee and is not affiliated with either Sonde or Marquee, and (ii) holds Sonde Shares and will hold any Marquee Consideration Shares received under the Arrangement as capital property;
"Information Circular" means this information circular, dated November 29, 2013 together with all appendices hereto and the accompanying Notice of Meeting;
"Interim Order" means the interim order of the Court dated November 28, 2013 concerning the Arrangement under Subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction, attached to this Information Circular as Appendix "B";
"IRS" means the U.S. Internal Revenue Service;

"ITA" means the Income Tax Act (Canada), including the regulations thereunder, each as amended;
"Joint Oil" means the Joint Exploration, Production and Petroleum Services Company that is owned equally by the Tunisian government via Enterprise Tunisienne d'Activities Petrolicres and the Libyan government via Libya Oil Holdings;
"Joint Oil Block" means the area covering approximately 310,799 hectares (768,000 acres) located approximately 121 kilometres (75 miles) offshore the Mediterranean Gulf of Gabes as described in an subject to the terms of the EPSA;
"Laws" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Canadian Securities Laws, U.S. Securities Laws and Environmental Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX, TSXV and the NYSE-MKT, as applicable) as applicable to Sonde or Marquee, respectively;
"Letter of Transmittal" means the letter of transmittal forwarded to registered Sonde Shareholders pursuant to which Sonde Shareholders may deliver certificates representing their Sonde Shares to receive, on completion of the Arrangement, Marquee Consideration Shares and Consolidated Sonde Shares in exchange for their Sonde Shares;
"Marquee" means Marquee Energy Ltd., a corporation incorporated under the ABCA;
"Marquee AIF" means the annual information form of Marquee for the year ended December 31, 2012 dated March 21, 2013;
"Marquee Board" means the board of directors of Marquee as it may be comprised from time to time;
"Marquee Consideration Shares" means 21,182,491 Marquee Shares;
"Marquee Excluded Assets" means the assets offered for sale in Marquee's 2013 marketing effort including the Petroleum and Natural Gas Rights described in writing to Sonde and including all Tangibles and Miscellaneous Interests relating thereto;
"Marquee Reserves Report" means the reserves report prepared for Marquee by Sproule Associates Limited dated February 25, 2013 and effective December 31, 2012;
"Marquee Shares" means the common shares in the capital of Marquee;
"Marquee Shareholders" means the holders from time to time of Marquee Shares, collectively or individually as the context requires;
"Marquee Termination Fee" means the applicable termination fee payable upon the occurrence of specified events, as described under the heading "The Arrangement - The Arrangement Agreement - Marquee Termination Fees";
"Material Adverse Change" or "Material Adverse Effect" means, (A) with respect to Marquee, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization or financial condition of Marquee and its Subsidiaries, taken as a whole, and (B) with respect to the Western Canadian Business Unit, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization or financial condition of NumberCo or the Western Canadian Business Unit, taken as a whole, other than in the case of (A) and (B) any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere; (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries; (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been disclosed in the Public Record or has been communicated in writing to the Other Party as of the date of the Arrangement Agreement; or (v) any changes arising from matters permitted or contemplated by the Arrangement Agreement or consented to or approved in writing by the Other Party;
"Medicare Tax" means an additional 3.8% tax certain U.S. Individual Holders are required to pay on all or part of that Holder’s "net investment income", which includes, among other items, dividends on, and capital gains arising from the disposition of, Sonde Shares subject to certain limitations and exceptions;
"Meeting" means the special meeting of Sonde Shareholders to be held at 9:00 a.m. (Calgary time) on December 30, 2013 to consider, among other things, the Arrangement Resolution, and any and all adjournments or postponements thereof held in accordance with the Arrangement Agreement and the Interim Order;
"Miscellaneous Interests" means, in respect of a particular Person, its entire right, title, estate and interest in and to all property, assets, interests and rights associated with, or used in connection with, the Petroleum and Natural Gas Rights or the Tangibles (other than the Petroleum and Natural Gas Rights and the Tangibles), including but not limited to the following to the extent they relate to the Petroleum and Natural Gas Rights or the Tangibles: (a)    contracts and agreements; (b) records, files, reports, data and information, including seismic and other geological and geophysical data, well files, lease files, agreement files and production records; (c) surface rights and interests; and (d) wells, including the wellbores thereof and the casing therein;
"Net Debt" means long-term debt plus current liabilities (exclusive of commodity contracts and flow-through share premiums) less current assets, all calculated in accordance with GAAP;
"NI 51-101" means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities as in effect on the date hereof;
"Non-Resident Holder" means a Holder who, at all relevant times, for the purposes of the ITA and any applicable income tax treaty or convention, is not, and is not deemed to be, resident in Canada, does not and will not use or hold, and is not deemed to use or hold, Sonde Shares or any Marquee Consideration Shares received under the Arrangement in the course of, or in connection with, a business carried on in Canada and is not an insurer who carries on an insurance business in Canada and elsewhere
"North African Business Unit" means the petroleum and natural gas exploration, acquisition, development and production business of Sonde located and operating in North Africa;
"NumberCo" means 1771538 Alberta Ltd., a wholly-owned subsidiary of Sonde;
"NumberCo Shares" means common shares in the capital of NumberCo;
"NYSE-MKT" means the NYSE-MKT LLC;
"Other Party" means with respect to Marquee or AcquisitionCo, Sonde and, with respect to Sonde and NumberCo, Marquee;
"Outside Date" means January 10, 2014;
"Parties" means, collectively, Sonde, Marquee, AcquisitionCo and NumberCo and "Party" means any one of them;
"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Petroleum and Natural Gas Rights" means, in respect of a particular Person, its entire right, title, estate and interest in: (a) rights (including fee simple interests, leasehold interests and working interests) to drill for and produce, save and market Petroleum Substances from all lands located in Canada; (b) lessor royalties, overriding royalties, net profits interests and similar interests entitling the holder thereof to a share of the Petroleum Substances produced from lands located in Canada or to a payment calculated by reference to the quantity of such production, the proceeds from the sale thereof or the profits therefrom; and (c) rights to acquire any of the foregoing;
"Petroleum Substances" means all mines and minerals, including petroleum, natural gas and all related hydrocarbons (including liquid hydrocarbons) and all other substances, whether liquids, gases or solids and whether hydrocarbons or not (including sulphur) produced in association with petroleum, natural gas or related hydrocarbons;
"PFIC" means a “passive foreign investment company” for U.S. federal income tax purpose;
"Plan of Arrangement" means the plan of arrangement in the form attached as Exhibit "A" to the Arrangement Agreement and any amendments or variations thereto made in accordance with the provisions of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the written consent of Sonde and Marquee, each acting reasonably;
"Proposed Amendments" means all specific proposals to amend the ITA that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of the Information Circular;
"Public Record" means all information filed by either Marquee or Sonde, as the case may be, after December 31, 2012 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any applicable Canadian Securities Laws;
"Registrar" means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;
"Regulation S" means Regulation S promulgated under the U.S. Securities Act;
"Remaining Canadian Assets" means certain Western Canadian exploration acreage held, as of the date hereof, by SubCo, and which does not form part of the Western Canadian Business Unit being sold to Marquee;
"Representatives" means the directors, officers, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party;
"Resident Holder" means a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for purposes of the ITA;
"RRIF" means a registered retirement income fund'
"RRSP" means a registered retirement savings plan;
"Ryder Scott" means Ryder Scott Company Petroleum Consultants;
"Ryder Scott Report" has the meaning set forth under "Information Concerning Sonde After Giving Effect to the Arrangement - Contingent Resources";
"SEC" means the United States Securities and Exchange Commission;
"Share Deal" has the meaning set forth under the heading "Background to the Arrangement - Background";
"Sonde" means Sonde Resources Corp., a corporation incorporated under the ABCA;
"Sonde AIF" means the annual information form of Sonde for the year ended December 31, 2012 dated March 21, 2013;

"Sonde Board" means the board of directors of Sonde as it may be comprised from time to time;
“Sonde Director Nominees” means James H.T. Riddell, William J.F. Roach and Gregory G. Turnbull;
"Sonde Fairness Opinion" means the opinion of FirstEnergy Capital Corp. addressed to the Sonde Board that is attached to this Information Circular as Appendix "D";
"Sonde Reserves Report" means the reserves report prepared for Sonde by GLJ Petroleum Consultants Ltd. dated February 19, 2013 and effective December 31, 2012;
"Sonde Reserves Summary" has the meaning set forth under "Information Concerning the Western Canadian Business Unit - Western Canadian Business Unit Reserve Information";
"Sonde Shareholders" means the holders from time to time of Sonde Shares, collectively or individually, as the context requires;
"Sonde Shares" means the common shares in the capital of Sonde;
"Sonde Termination Fee" means the applicable termination fee payable upon the occurrence of specified events, as described under "The Arrangement - The Arrangement Agreement - Sonde Termination Fees";
"SubCo" means Technec Petroleum Ltd., a wholly-owned subsidiary of Sonde;
"Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of a certain event or contingency) are at the time owned directly or indirectly by such specified body corporate, and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;
"Superior Proposal" has the meaning set forth under the heading "The Arrangement - The Arrangement Agreement - Mutual Covenants Regarding Non-Solicitation and Right to Match";
"Support Agreements" means the support agreements, effective November 4, 2013, between Marquee and each of the directors and executive officers of Sonde and Sonde Shareholders beneficially owning more than 10% of the Sonde Shares, which agreements provide among other things, that such Sonde Shareholders will vote in favour of the Arrangement Resolution at the Meeting;
"Tangibles" means, in respect of a particular Person, its entire right, title, estate and interest in any tangible property, apparatus, plant, equipment, machinery and facilities, fixed or non‑fixed, real or personal, used or capable of use in exploiting the Petroleum and Natural Gas Rights, including: (a) systems, plants and facilities used or useful in producing, gathering, compressing, dehydrating, scrubbing, processing, treating, separating, extracting, collecting, refrigerating, refining, measuring, storing, transporting or shipping Petroleum Substances; (b) tangible property and assets used or intended for use in exploring for, producing, storing, injecting or removing Petroleum Substances; (c) all extensions, additions and accretions to any item described in paragraphs (a) and (b) of this definition;
"TFSA" means a tax-free savings account;
"TSX" means the Toronto Stock Exchange;
"TSXV" means the TSX Venture Exchange;
"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Holder" means a beneficial owner of Sonde Shares that is treated for U.S. federal income tax purposes as (a) a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation) organized under the laws of the United States or any State (or the District of Columbia), (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, and (d) a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and any one or more United States persons (as defined in Section 7701(a)(30) of the Code) are authorized to control all substantial decisions of the trust, or (ii) the trust has in effect a valid election to be treated as a United States person for U.S. federal income tax purposes;
"U.S. Individual Holder" means a U.S. Holder who is an individual, trust or estate;
"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;
"U.S. Securities Act" means the United States Securities Act of 1933, as amended;
"U.S. Securities Laws" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;
"Viking" means Viking Exploration and Production Tunisia Limited;
"Western Canadian Business Unit" means the Western Canadian oil and gas exploration, acquisition, development and production assets held directly by Sonde and located and operating in Western Canada, including the Petroleum and Natural Gas Rights and all Tangibles and Miscellaneous Interests relating thereto; and
"Zarat Field" means a portion of the Joint Oil Block surrounding the Zarat North - 1 well, combined with an adjacent license owned by a third party.

SUMMARY
The following is a summary of certain information contained in this Information Circular, including the Appendices hereto, and is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Information Circular and the attached Appendices or incorporated by reference herein, all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings ascribed to them in the "Glossary of Terms".
The Meeting
The Meeting will be held at 9:00 a.m. (Calgary time) on December 30, 2013 in the Macleod Room at the offices of Norton Rose Fulbright Canada LLP, Suite 3700, 400 - Third Avenue SW, Calgary, Alberta. The primary purpose of the Meeting is for Sonde Shareholders to consider and, if deemed advisable, approve the Arrangement Resolution.
The Arrangement
The Arrangement Resolution approves the Arrangement. Under the Arrangement, Marquee will acquire Sonde's Western Canadian Business Unit for total consideration valued at approximately $30.7 million, consisting of $15 million in cash and the Marquee Consideration Shares. The Marquee Consideration Shares are valued at approximately $15.7 million, based on the 15-day volume weighted average trading price of the Marquee Shares on the TSX Venture Exchange of $0.7426 as of November 28, 2013. The value of the Marquee Consideration Shares and thus the value of the total consideration to be received by Sonde will vary based on the trading price of the Marquee Shares. As part of the Arrangement, Sonde will (a) distribute the Marquee Consideration Shares to the Sonde Shareholders (excluding Dissenting Shareholders), with the result that each Sonde Shareholder will receive approximately 0.34 of a Marquee Share for each Sonde Share held (assuming there are 62,301,446 Sonde Shares outstanding) and (b) consolidate the Sonde Shares on the basis of 0.9 of a Consolidated Sonde Share for each Sonde Share (which will result in approximately 56,071,301 Consolidated Sonde Shares being outstanding immediately following the Effective Time, subject to rounding). The cash consideration of $15 million will be retained by Sonde and directed towards operations in North Africa.
Sonde, Marquee, NumberCo and AcquisitionCo have entered into the Arrangement Agreement, which sets out the terms and conditions under which the parties have agreed to pursue the completion of the Arrangement. The Arrangement Agreement is attached to this Information Circular as Appendix "C". See "The Arrangement Agreement". The Arrangement will be implemented by means of the Plan of Arrangement. The Plan of Arrangement is Exhibit "A" to the Arrangement Agreement.
Background to the Arrangement
The Arrangement was the result of an extensive strategic alternatives review process conducted by the Sonde Board with assistance from a special committee of independent directors and its financial advisors and legal counsel. This process ultimately led to the arm's length negotiation of the Arrangement Agreement and the resulting terms of the Arrangement between Sonde and Marquee. The background to the Arrangement, including a discussion of the Sonde strategic review process, as well as the reasons of the Sonde Board for its recommendation regarding the Arrangement are set forth in this Information Circular. See "Background to the Arrangement - Background".
Anticipated Benefits of the Arrangement
The Sonde Board believes that there are a number of benefits to Sonde Shareholders which are anticipated to result from the separation of Sonde's business into its two constituent parts (the Western Canadian Business Unit and the North African Business Unit) and the completion of the Arrangement, including the following benefits:

•
the potential upside value of Sonde's exploration opportunities associated with the North African Business Unit and retained Western Canada exploration acreage is preserved for the benefit of the Sonde Shareholders while also allowing the Sonde Shareholders to participate in a larger, growth-oriented Canadian-based junior oil and gas exploration, development and production company;

•
Sonde Shareholders will become shareholders of a larger, more oil-weighted platform with a concentration of holdings in the Michichi core area, approximately 2,400 BOE/d of combined Michichi production (approximately 4,000 BOE/d total company production), a substantial low risk drilling inventory at Michichi of over 155 locations and an operated, high working interest net undeveloped land base in Michichi of approximately 180 sections; this platform should result in an increased ability to grow production and cash flow on a per share basis;

•
the combined assets and infrastructure of Marquee and the Western Canadian Business Unit provide the opportunity to reduce future operating and capital costs through infrastructure, land and development synergies in the Michichi area;

•
the larger pro forma asset base (and associated cash flow) of Marquee is anticipated to provide for improved access to reserve-based lending and a relatively lower cost of capital than the present credit facilities of either Sonde or Marquee;

•
capital market participants will be able to more easily reference and compare the separate businesses in Western Canada and North Africa, assess the risks associated therewith and determine the market value of the two businesses on an individual basis;

•
the focused Canadian operations of Marquee are anticipated to attract additional capital investment from investors who are otherwise unable to invest in companies with international exposure due to the risks associated with these investments; likewise international capital providers will be able to invest in a pure-play North Africa-focused entity;

•	Sonde will be able to focus its management and financial resources exclusively on the continued development of the Joint Oil Block and the growth of Sonde as a pure-play in North Africa;

•	the Cash Consideration will substantially improve Sonde's capital resources required to meet its obligations in respect of its work commitments in North Africa; and

•
it is anticipated that as a pure-play international exploration and development company, there will be improved opportunities to complete a farmout, joint venture or other financing arrangement for the development of the Joint Oil Block.

See "Background to the Arrangement - Anticipated Benefits".
Approval and Recommendation of the Sonde Board
The Sonde Board has unanimously determined that the Arrangement is in the best interests of Sonde and has, based upon, among other things, the Sonde Fairness Opinion, unanimously determined that the Arrangement is fair to the Sonde Shareholders. Accordingly, the Sonde Board has unanimously approved the Arrangement and unanimously recommends that Sonde Shareholders vote for the Arrangement Resolution. See "Background to the Arrangement ‑ Recommendation of the Sonde Board".
Approval by the Marquee Board
The Marquee Board has unanimously approved the Arrangement Agreement.

Details of the Arrangement
General
The Arrangement Agreement provides for the implementation of the Plan of Arrangement, pursuant to which, on the Effective Date, Marquee will indirectly acquire the Western Canadian Business Unit in exchange for total consideration valued at approximately $30.7 million. The Western Canadian Business Unit represents all of the production, cash flow and reserves of Sonde. See “Information Concerning the Western Canadian Business Unit”.
The total consideration for the Western Canadian Business Unit is comprised of the Cash Consideration and the Marquee Consideration Shares. The Marquee Consideration Shares are valued at approximately $15.7 million, based on the 15-day volume weighted average trading price of the Marquee Shares on the TSXV of $0.7426 as of November 28, 2013. The closing price of the Marquee Shares on the TSXV on November 28, 2013 was $0.67. The value of the Marquee Consideration Shares and thus the value of the total consideration to be received by Sonde will vary based on the trading price of the Marquee Shares.
Effect on Sonde Shareholders
Pursuant to the Plan of Arrangement:

1.
Sonde will distribute the Marquee Consideration Shares in accordance with a formula set forth in the Plan of Arrangement. Based on the issued and outstanding Sonde Shares being 62,301,446, this means that Sonde Shareholders will receive approximately 0.34 of a Marquee Share for each Sonde Share held.

2.
The current issued and outstanding Sonde Shares will be consolidated on the basis of 0.9 of a Consolidated Sonde Share for each Sonde Share (which will result in approximately 56,071,301 Consolidated Sonde Shares being outstanding immediately following the Effective Time, subject to rounding).

Sonde Shareholders are required to submit the Letter of Transmittal to receive the Marquee Consideration Shares and the Consolidated Sonde Shares to which they are entitled. See "The Arrangement - Procedure for the Surrender of Sonde Share Certificates and Receipt of Marquee Consideration Shares and Consolidated Sonde Shares", "The Arrangement - Effect and Details of the Arrangement - Effect on Sonde Shareholders", "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".
Cash Consideration Retained by Sonde
The Cash Consideration payable by Marquee to Sonde under the Arrangement will be retained by Sonde and directed towards funding ongoing operations in North Africa. Sonde Shareholders will not receive any portion of the Cash Consideration in connection with the Arrangement and will only receive Marquee Consideration Shares as consideration for the sale of the Western Canadian Business Unit. See "The Arrangement - Effect and Details of the Arrangement - Cash Consideration Retained by Sonde".
Arrangement Steps
The following is a summary only and reference should be made to the full text of the Arrangement Agreement set forth in Appendix "C" to this Information Circular and the Plan of Arrangement attached as Exhibit "A" to the Arrangement Agreement.
Immediately prior to the Arrangement being effected, Sonde will transfer all of the assets comprising the Western Canadian Business Unit to NumberCo pursuant to the terms and conditions of the Asset Purchase and Sale Agreement. Immediately after the conveyance of the assets comprising the Western Canadian Business Unit to NumberCo, the Plan of Arrangement will be effected as set forth below.
Commencing at the Effective Time, each of the events or transactions set out below shall occur, and shall be deemed to occur, in the following order, without any further act or formality, except as otherwise provided herein:

(a)
the Sonde Shares held by Dissenting Shareholders shall, as of the Effective Time, be, and shall be deemed to have been, transferred to Sonde (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and shall be cancelled and cease to be outstanding and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Sonde Shareholders, other than the right to be paid the fair value of their Sonde Shares in accordance with the Dissent Rights;

(b)
Sonde shall transfer, assign and convey the NumberCo Shares to Marquee (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in consideration for:

(i)	cash in the amount of $15 million; and

(ii)	the issuance by Marquee to Sonde of the Marquee Consideration Shares as fully paid and non-assessable shares in the capital of Marquee; and

(c)
subject to dealing with fractional Marquee Consideration Shares, Sonde shall distribute the Marquee Consideration Shares received pursuant to paragraph (b) (ii) above to the Sonde Shareholders (other than Dissenting Shareholders) as a reduction of stated capital of the Sonde Shares on the basis of a fraction of a Marquee Consideration Share as set forth in the Plan of Arrangement for each Sonde Share and, in consideration and exchange for such distribution of Marquee Consideration Shares, the aggregate stated capital of the Sonde Shares shall be reduced by an amount equal to the aggregate fair market value of the Marquee Consideration Shares so distributed; and

(d)
subject to dealing with fractional Consolidated Sonde Shares, all Sonde Shares issued and outstanding immediately prior to the Effective Time held by Sonde Shareholders, other than Sonde Shares held by Dissenting Shareholders, will be consolidated on the basis of 0.9 of a Consolidated Sonde Share for each Sonde Share.

See "The Arrangement - Arrangement Steps".
Information Concerning the Western Canadian Business Unit and Marquee
Sonde's Western Canadian Business Unit includes oil and gas assets located in the Province of Alberta. The Western Canadian Business Unit represents all of the reserves, production and cash flow of Sonde.
Marquee is a Calgary-based growth-oriented junior oil and gas company currently focused on high rate of return oil development and production. The primary activities of Marquee are located within its core area at Michichi in southeastern Alberta. Upon completion of the Arrangement, Marquee will have significantly increased its presence in the Michichi area and is anticipated to have an improved ability to reduce operating and capital costs due to the consolidation of interests and synergies expected to be obtained in Michichi.
See "Information Concerning the Western Canadian Business Unit", Appendix "E" - Operating Statements of Western Canadian Business Unit and "Information Concerning Marquee Energy Ltd.".

Pro Forma Information of Marquee After Giving Effect to the Arrangement
In connection with the Arrangement, the board of directors of Marquee will be reconstituted to include three of the current Sonde directors: James H.T. Riddell, William Roach and Gregory Turnbull, and four of the current Marquee directors: Richard Alexander, Glenn Carley, Dennis Feuchuk and Richard Thompson.
After the completion of the Arrangement, Marquee will have the following pro forma attributes:

	Marquee	Western Canadian Business Unit	Pro Forma Combined(2)
Oil and Gas Production(1)
Oil and NGLs (Bbls/d)	1,388	671	2,059
Natural Gas (Mcf/d)	5,014	7,868	12,882
Total (BOE/d)	2,224	1,982	4,206
% Oil and NGL	62	34	49
Oil and Gas Reserves(3)(4)
Proved Producing (MBOE)	3,744	4,067	7,811
Total Proved (MBOE)	6,493	5,066	11,559
Proved plus Probable (MBOE)	11,945	9,432	21,377
Net Present Value of Future Net Revenue Before Income Tax Discounted at 10% per year(3)
Proved Producing ($000s)	69,709	52,800	122,509
Total Proved ($000s)	91,027	58,099	149,126
Proved plus Probable ($000s)	140,534	109,125	249,659

Notes:

(1)
Oil and Gas Production represents the actual production of Marquee and Sonde for the nine months ended September 30, 2013. Marquee’s actual production was derived from its management discussion & analysis for the period ending September 30, 2013. Sonde's actual production was derived from its management discussion & analysis for the period ending September 30, 2013. Sonde accepts no responsibility for the accuracy or completeness of the information contained in Marquee’s management discussion & analysis for the period ending September 30, 2013.

(2)	The numbers in this column were calculated by adding the numbers in the Marquee column with the numbers in the Western Canadian Business Unit column.

(3)
Reserves and values presented for Marquee are derived from the Marquee Reserves Report. Reserves and values presented for the Western Canadian Business Unit are derived from the Sonde Reserves Report. Neither the Marquee Reserves Report nor the Sonde Reserves Report has been adjusted to reflect changes in reserves occurring after December 31, 2012, as a result of production, drilling, the sale of minor non-core assets or other events. Approximately 1% of Sonde's Total Proved Plus Probable reserves were sold by Sonde in July 2013 to an arm's length party via Sonde's sale of certain Montney and Duvernay exploratory acreage.

(4)	Reserves presented are gross reserves using forecast price and costs assumptions.

See "Pro Forma Information of Marquee After Giving Effect to the Arrangement" and Appendix "F" - Pro Forma Operating Statements of Marquee.
Information Concerning Sonde After Giving Effect to the Arrangement
After the completion of the Arrangement, Sonde will no longer have any production, cash flow or reserves attributable to its properties. Sonde's sole properties will be: (i) the Joint Oil Block and (ii) indirectly, through SubCo, approximately 100,000 net acres of Western Canada exploration assets, split approximately equally between its northwestern Alberta Wabamun play and west central Alberta Duvernay play.

There will be no changes the Sonde Board after giving effect to the Arrangement, and the Sonde Board will continue to be comprised of: Kerry R. Brittain, Dr. James M. Funk, W. Gordon Lancaster, Dr. William J.F. Roach, James H.T. Riddell and Gregory G. Turnbull.
The completion of the Arrangement will constitute a "change of control" under the executive employment agreement between Sonde and William Dirks. It is anticipated that Mr. Dirks will resign from his position as President and Chief Operating Officer of Sonde following completion of the Arrangement and will provide certain consulting services to Sonde on an interim basis with respect to Sonde’s continuing development of the Joint Oil Block. It is anticipated that Mr. Toufic Nassif, currently, President, North Africa, will be appointed as Chief Executive Officer of Sonde following completion of the Arrangement. Rene Beaumier will continue to act as Chief Financial Officer.
See "Information Concerning Sonde After Giving Effect to the Arrangement".
Sonde Shareholder Approval
At the Meeting, Sonde Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement Resolution in the form attached as Appendix "A" to this Information Circular.
Approval of the Arrangement Resolution requires approval by not less than 66⅔% of the votes validly cast on the Arrangement Resolution by the Sonde Shareholders present in person or represented by proxy at the Meeting.
Court Approval
Implementation of the Arrangement requires the approval of the Court.
An application for the Final Order approving the Arrangement is expected to be made on December 30, 2013 at 2:00 p.m. (Calgary time) (or as soon thereafter as counsel may be heard) at the Calgary Courts Centre, 601 ‑ 5th Street SW, Calgary, Alberta. On the application for the Final Order, the Court will consider, among other things, the procedural and substantive fairness of the Arrangement.
See "The Arrangement ‑ Arrangement Steps - Court Approval".
Fairness Opinion
In deciding to recommend the Arrangement for approval, the Sonde Board considered, among other things, FirstEnergy's verbal opinion to the Sonde Board on November 4, 2013 that, as of the date thereof, and subject to the assumptions, limitations and conditions contained therein, the consideration to be received by the Sonde Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Sonde Shareholders. This verbal opinion has been confirmed by the Sonde Fairness Opinion. The Sonde Fairness Opinion is attached to this Information Circular as Appendix "D".
Sonde encourages you to read the Sonde Fairness Opinion in its entirety. This summary is qualified in its entirety by reference to the full text of the Sonde Fairness Opinion.
See "Background to the Arrangement - Fairness Opinion" and Appendix "D" - Fairness Opinion of FirstEnergy Capital Corp.
Support Agreements
Each of the directors and executive officers of Sonde and all Sonde Shareholders beneficially owning more than 10% of the Sonde Shares have entered into Support Agreements with Marquee pursuant to which they have agreed, among other things, to support the Arrangement and vote their Sonde Shares in favour of the Arrangement Resolution. As of the date hereof, these directors, executive officers and certain Sonde Shareholders (together with their associates and affiliates) collectively own or exercise control or direction over an aggregate of 7,979,000 Sonde Shares, representing approximately 12.8% of the outstanding Sonde Shares. See "Background to the Arrangement ‑ Recommendation of the Sonde Board".
Procedure for the Arrangement to Become Effective
The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by the Sonde Shareholders in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party;

(d)	the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar; and

(e)	the Certificate of Arrangement giving effect to the Arrangement must be issued.
Effective Date
Provided that the required Sonde Shareholder approval and Court approval have been obtained and are final and all other conditions to closing set out in the Arrangement Agreement have been satisfied or waived, it is anticipated that the Arrangement will become effective on or around December 31, 2013. See "The Arrangement ‑ Timing".
Fees and Expenses
Sonde and Marquee have agreed that they shall each be responsible for their own fees, costs and expenses incurred in connection with the Arrangement, with the exception of legal fees, which the Parties have agreed to share equally. Sonde estimates its expenses in connection with the Arrangement will be approximately $1.3 million.
Stock Exchange Listings
It is à condition to completion of the Arrangement that the TSXV shall have conditionally approved the additional listing of the Marquee Consideration Shares to be issued pursuant to the Arrangement. The TSXV has conditionally approved the additional listing of the Marquee Consideration Shares to be issued pursuant to the Arrangement, subject to Marquee fulfilling the requirements of the TSXV.
The Arrangement Agreement
The following is a summary of certain terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, which is attached as Appendix "C" to this Information Circular, and to the more detailed summary contained elsewhere in this Information Circular.
See "The Arrangement - The Arrangement Agreement" and Appendix "C" to this Information Circular for the entire text of the Arrangement Agreement.
Covenants, Representations and Warranties
The Arrangement Agreement contains customary covenants and representations and warranties for an agreement of this type, including certain mutual non-solicitation covenants from Sonde in favour of Marquee and Marquee in favour of Sonde, which are summarized in the main body of this Information Circular.

Non-Solicitation and Right to Match
In the Arrangement Agreement, each of Sonde and Marquee has agreed not to solicit, initiate, facilitate or encourage (including by furnishing information) any inquiries or proposals regarding, constituting, or which may reasonably be regarded to lead to, an Acquisition Proposal. Nonetheless, each of the Sonde Board and the Marquee Board, as applicable, is permitted to consider and accept an unsolicited Superior Proposal under certain conditions. The Other Party is entitled to a three Business Day period within which it may make adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement to enable the Party considering the Superior Proposal to proceed with the Arrangement as amended rather than the Superior Proposal. If either of Sonde or Marquee enters into an agreement regarding a Superior Proposal (or certain other events occur), it will be required to pay to the Other Party the Sonde Termination Fee or the Marquee Termination Fee, as applicable. See "The Arrangement - The Arrangement Agreement - Mutual Covenants Regarding Non-Solicitation and Right to Match" and "The Arrangement - The Arrangement Agreement - Marquee Termination Fees" and "The Arrangement - The Arrangement Agreement - Sonde Termination Fees".
Conditions to the Arrangement
The obligations of Sonde and Marquee to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Arrangement Agreement which are summarized in the main body of this Information Circular. These conditions include the receipt of Sonde Shareholder approval, Court approval and various third party approvals.
Termination of Arrangement Agreement
The Arrangement Agreement may be terminated in certain circumstances prior to the Effective Date and termination fees may be payable by either party in certain circumstances which are summarized in the main body of the Information Circular.
Termination Fees
Under certain circumstances, Sonde has agreed to pay Marquee a termination fee in the amount of $2.0 million, and under certain other circumstances, Sonde has agreed to pay Marquee a termination fee in the amount of $1.0 million. Under certain circumstances, Marquee has agreed to pay Sonde a termination fee in the amount of $2.0 million, and under certain other circumstances, Marquee has agreed to pay Sonde a termination fee in the amount of $1.0 million. A summary of the circumstances where these payments are required to be made is provided in the main body of the Information Circular.
Risk Factors Related to the Arrangement
The completion of the Arrangement is subject to certain risks. The following is a list of certain additional and supplemental risk factors related to the Arrangement which Sonde Shareholders should carefully consider before making a decision to approve the Arrangement Resolution:

•	Sonde and Marquee may not satisfy all regulatory requirements or obtain the necessary approvals for completion of the Arrangement on satisfactory terms or at all;

•	the Arrangement Agreement may be terminated in certain circumstances, including in the event of a Material Adverse Change to the Western Canadian Business Unit or Marquee;

•	the market price for the Sonde Shares and the Marquee Shares may decline;

•	there are risks related to the integration of Marquee’s business and the existing business of the Western Canadian Business Unit;

•	there is a risk that Marquee’s assessment of the combined company’s business prospects and condition will prove to be incorrect.
In addition, Sonde Shareholders should understand that, if the Arrangement is completed, Sonde Shareholders (other than Dissenting Shareholders) will receive Marquee Consideration Shares in respect of their Sonde Shares pursuant to a series of transactions as set out in the Plan of Arrangement. Accordingly, a Sonde Shareholder will become a shareholder of Marquee and will be subject to all of the risks associated with the business and operations of Marquee. See the risk factors relating to Marquee set forth under the headings "Forward‑Looking Information" and "Risk Factors" and under the heading "Risk Factors" in the Marquee AIF, which is incorporated by reference herein.
There are additional risk factors contained elsewhere or incorporated by reference in this Information Circular. See "Risk Factors". Sonde Shareholders and potential investors should carefully consider all such risk factors.
Procedure for the Surrender of Sonde Share Certificates and Receipt of Marquee Consideration Shares and Consolidated Sonde Shares
Valiant Trust Company is acting as the Depositary under the Plan of Arrangement. Registered Sonde Shareholders have received the Letter of Transmittal along with this Information Circular and will be required to send in such Letter of Transmittal, duly completed and accompanied by the certificates representing their Sonde Shares to the Depositary in order to receive their certificates representing (i) the Marquee Consideration Shares and (ii) the Consolidated Sonde Shares, to which they are entitled pursuant to the Arrangement. Until such documents are received by the Depositary and registered Sonde Shareholders receive a share certificate representing the Marquee Consideration Shares and the Consolidated Sonde Shares to which such registered Sonde Shareholders are entitled, Sonde Share certificates outstanding on the Effective Date will represent the Marquee Consideration Shares and Consolidated Sonde Shares to which such registered Sonde Shareholders are entitled following completion of the Arrangement. Registered Sonde Shareholders will not be able to sell or otherwise transfer their Sonde Shares unless they obtain a new certificate representing their Consolidated Sonde Shares.
Share certificates representing the Marquee Consideration Shares and the Consolidated Sonde Shares to which registered Sonde Shareholders are entitled to receive as of the Effective Date are expected to be mailed by ordinary prepaid post within ten Business Days following the date of receipt by the Depositary of the duly completed Letter of Transmittal and share certificates representing the Sonde Shares prior to completion of the Arrangement. Letters of Transmittal and certificates representing the Sonde Shares must be deposited with all other documentation on or before the day that is three years less one day from the Effective Date. All certificate(s) representing Sonde Shares deposited with the Depositary may be withdrawn at or prior to the Meeting. See “The Arrangement - Procedure for the Surrender of Sonde Share Certificates and Receipt of Marquee Consideration Shares and Consolidated Sonde Shares”.
If you are a Beneficial Shareholder, the delivery of the Marquee Consideration Shares and the Consolidated Sonde Shares will be effected through your account with your broker, trust company or other intermediary. You should contact your intermediary if you have any questions regarding this process. See “Advice to Beneficial Holders of Sonde Shares”.
Certain Canadian Federal Income Tax Considerations
This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Sonde Shareholders with respect to the Arrangement. Sonde Shareholders should review the more detailed information under the heading “Certain Canadian Federal Income Tax Considerations” in the Information Circular and consult with their own tax advisors regarding their particular circumstances.

Certain United States Federal Income Tax Considerations
This Information Circular contains a summary of the principal United States federal income tax considerations relevant to Sonde Shareholders with respect to the Arrangement. Sonde Shareholders should review the more detailed information under the heading “Certain United States Federal Income Tax Considerations” in the Information Circular and consult with their own tax advisors regarding their particular circumstances.
Dissent Rights
Registered Sonde Shareholders are entitled to exercise Dissent Rights in accordance with the provisions of the ABCA as modified by the Interim Order. If a registered Sonde Shareholder dissents, and the Arrangement is completed, each Sonde Share held by a Dissenting Shareholder shall be, and shall be deemed to be, transferred to Sonde for cancellation on the Effective Date and each Dissenting Shareholder shall cease to have any rights as a holder of such Sonde Shares other than the right to be paid the "fair value" of its Sonde Shares as of the close of business on the last Business Day before the day on which the Arrangement is approved at the Meeting. This amount may be the same as, more than or less than the consideration offered under the Arrangement. Completion of the Arrangement is conditional on holders of not more than 5% of the outstanding Sonde Shares having validly exercised, and not withdrawn, Dissent Rights as of the Effective Time.
A registered Sonde Shareholder who wishes to dissent must provide a dissent notice to Sonde by 12:00 p.m. (Calgary time) on December 24, 2013 as more particularly described in the Information Circular (or in case of adjournment or postponement of the Meeting, such other Business Day that is two Business Days immediately preceding the date of the adjourned or postponed Meeting).
It is important that Sonde Shareholders who wish to dissent comply strictly with the dissent procedures described in this Information Circular, which are different from the statutory dissent procedures of the ABCA.
See "The Arrangement - Dissent Rights".

BACKGROUND TO THE ARRANGEMENT
Background
In October 2012, the Sonde Board retained FirstEnergy as its financial advisor to explore and examine alternatives available to Sonde in connection with its producing Canadian oil and gas assets and its undeveloped exploratory acreage in Canada. At the time FirstEnergy was retained, Sonde was actively engaged in seeking additional capital to meet its obligations under the EPSA. On December 27, 2012, Sonde entered into a farmout agreement with Viking pursuant to which Sonde agreed to farmout to Viking 66.67% of its interest in the Joint Oil Block and in exchange, Viking agreed to assume responsibility for the three well commitment and seismic data acquisition under the EPSA. Completion of this farmout was subject to a number of conditions, including the consent of Joint Oil to a partial assignment of Sonde's interest under the EPSA governing the Joint Oil Block.
With an arrangement in place to satisfy Sonde's work commitments under the EPSA, Sonde publicly announced on January 9, 2013 that it was formally commencing a process to explore and evaluate potential strategic alternatives in respect of the Canadian producing oil and gas assets and undeveloped exploratory acreage with a view to enhancing Sonde Shareholder value. In connection with the engagement of FirstEnergy, a special committee of Sonde's independent directors was formed to consider and evaluate potential strategic alternatives in connection with such assets.
FirstEnergy completed a broad market canvass to assess the alternatives available to Sonde, including the sale of all or a material portion of producing oil and gas assets, a strategic investment in Sonde’s undeveloped Canadian acreage, joint ventures and mergers and other business combinations involving Sonde's Canadian assets.
FirstEnergy contacted over 1,500 individuals at more than 530 companies, including all parties identified by Sonde in previous discussions. A total of 29 parties executed confidentiality agreements to receive access to the data room containing confidential information regarding Sonde. As a result of the process, a number of proposals were received by the initial bid deadline for the acquisition of specific producing oil and gas assets and in respect of corporate and hybrid transactions. Each of these alternatives was thoroughly canvassed and discussed with both the special committee and the Sonde Board. By the end of March 2013, three proposals remained under consideration; two of these proposals related to Sonde's southern Alberta assets and one proposal related to certain Montney and Duvernay assets. One of the parties that expressed an interest in acquiring substantially all of Sonde’s producing Canadian assets was Marquee. Several proposals were received from Marquee and considered by the special committee and the Sonde Board. However, uncertainty with respect to the satisfaction of the conditions to closing in respect of the Viking farmout impeded the Sonde Board from actively pursuing a transaction with Marquee as the Marquee proposals would not assist Sonde in meeting its obligations under the EPSA if the Viking farmout was not completed. The other proposal relating to Sonde's southern Alberta assets was an all-cash offer which was assessed but the party behind such proposal did not have the financial means or access to capital to proceed with a transaction and as a result, discussions ceased.
On May 3, 2013, Sonde received approval from Joint Oil's Board of Directors to the Viking farmout agreement subject to meeting a number of terms and conditions outlined by the Joint Oil Board of Directors and, in particular, that Sonde and Viking were required to post a bank guarantee equivalent to US$50.995 million as a guarantee for the 2013 through 2015 work obligations under the EPSA. Viking and Sonde agreed that with respect to the bank guarantee, Viking would contribute US$40 million and Sonde would contribute US$10.995 million. Following receipt of this approval, Sonde and Viking entered into extended negotiations with respect to the necessary amendments to the farmout agreement to incorporate the terms and conditions outlined by the Joint Oil Board of Directors, as well as the respective funding obligations with regard to the bank guarantee agreed to by Viking and Sonde.

During the ongoing negotiations with Viking, the Sonde Board considered whether to pursue a corporate plan of arrangement structure involving the separation of its Western Canadian Business Unit from its North African Business Unit, similar to the Arrangement. The Sonde Board undertook a detailed consideration of the legal, financial and business issues surrounding this transaction structure. As a result of continuing uncertainty at that time surrounding the completion of the Viking farmout transaction, the Sonde Board remained unwilling to proceed with negotiating a transaction with Marquee.
In July 2013, Sonde completed the sale of certain Montney and Duvernay exploratory acreage to an arm's length party for gross proceeds of $6.1 million, in a transaction identified by FirstEnergy through the Sonde strategic alternatives process described above.
On July 31, 2013, Sonde and Viking concluded negotiations and executed an amended and restated farmout agreement. Formal closing of the farm out transaction remained conditional upon obtaining all of the necessary consents and approvals from Joint Oil and funding the required bank guarantee.
On August 13, 2013, FirstEnergy was engaged to provide independent financial advice to the Sonde Board on the potential separation of the Western Canadian Business Unit and the North African Business Unit (in addition to and separate from their engagement in October 2012 to act as financial advisor to Sonde with respect to its strategic alternatives process).
Later in August 2013, Sonde was again approached by Marquee to complete a transaction involving Marquee acquiring the Western Canadian Business Unit in exchange for Marquee Shares ("Share Deal"). It was proposed that: (a) the Share Deal would be completed by way of a plan of arrangement pursuant to which Sonde would receive 0.72 of a Marquee Share for each outstanding Sonde Share on a non-diluted basis in exchange for the Western Canadian Business Unit; (b) Sonde would distribute the Marquee Shares to its shareholders as a return of capital; and (c) the Marquee Board would be reconstituted to include representatives from both Marquee and Sonde.
Following completion of the Share Deal, Sonde would continue as a publicly-listed company holding cash, the North African Business Unit and, through SubCo, certain exploratory acreage in Western Canada. The Sonde Board determined, at that time, that it would only be prepared to consider proceeding with the Share Deal once the Viking farmout transaction, as announced late in July 2013, was completed. Following negotiation, on September 4, 2013, Sonde and Marquee entered into a non-binding letter of intent in connection with the Share Deal. Sonde and Marquee agreed to provide each other with a period of exclusivity to complete due diligence and to negotiate the terms and conditions of the definitive documentation required to complete the Share Deal. At that time, it was also contemplated that the farmout agreement with Viking would be completed within the exclusivity period. Sonde continued to pursue the satisfaction of certain conditions precedent to the completion of the farmout transaction with Viking.
After Sonde and Marquee had executed the letter of intent, the parties completed their due diligence reviews of one another and negotiated the terms and conditions of the definitive documentation for the Share Deal to effect the sale of the Western Canadian Business Unit. However, the closing of the farmout transaction with Viking remained outstanding and the Sonde Board remained unwilling to proceed with the Share Deal unless the Viking farmout agreement closed.
On September 26, 2013 Sonde obtained approval from Joint Oil's Board of Directors and General Assembly to complete a partial assignment of the EPSA to Viking. In accordance with the agreement between Viking and Sonde, Viking would fund US$40 million of the bank guarantee and Sonde would fund US$10.995 million of the bank guarantee on or before October 25, 2013. Approval by Joint Oil of the partial assignment of the EPSA was one of the conditions to closing the farmout transaction. During the week of October 21, 2013, Viking advised Sonde and Joint Oil that it required a further extension to the deadline to fund its obligations under the Viking farmout agreement to November 15, 2013.

On October 23, 2013, Sonde received an alternative proposal from Marquee. Following further negotiation, Marquee agreed to provide Sonde with the option, exercisable on or before November 20, 2013, to elect to receive 0.34 of a Marquee Share for each outstanding Sonde Share, on a non-diluted basis, plus $15 million in cash ("Cash and Share Deal") in exchange for the Western Canadian Business Unit. This alternative was presented to facilitate an alternative transaction for Sonde if the Viking farmout transaction could not be completed. The parties continued to negotiate the terms and conditions of the definitive documentation and management of Sonde met with a representative of Joint Oil to advise of the proposed transaction and to seek support for the transaction. Sonde was advised that Joint Oil did not intend to object to the proposed transaction provided that any cash consideration that results from the transaction was directed to Sonde's work program commitments under the EPSA.
On November 4, 2013, the Sonde Board met with management of Sonde, FirstEnergy and legal counsel, and reviewed in detail the proposed terms of the Arrangement Agreement and other transaction documents. At the Sonde Board meeting, the Sonde Board received legal advice from Sonde's legal counsel and fully considered its fiduciary duties and responsibilities, including the impact of the proposed Arrangement on Sonde Shareholders and other stakeholders. FirstEnergy also provided the Sonde Board with an overview of their analysis of the proposed Arrangement and provided their verbal fairness opinion that the consideration to be received by Sonde Shareholders pursuant to the Arrangement, under either the Share Deal or the Cash and Share Deal, is fair, from a financial point of view, to the Sonde Shareholders. In addition, FirstEnergy provided the Sonde Board with their market analysis and independent financial advice with respect to the separation of the Western Canadian Business Unit and the North African Business Unit. At the conclusion of this presentation, FirstEnergy advised the Sonde Board that it was FirstEnergy's financial point of view that a transaction whereby the Western Canadian Business Unit is separated from the North African Business Unit provides a positive net benefit to current investors of Sonde, relative to the status quo, particularly when viewed in connection with the proposed Arrangement. During the meeting, the Sonde Board members were provided an opportunity to question FirstEnergy, management of Sonde and legal counsel on the various matters discussed and presented at the meeting. Following these deliberations and on the basis of its careful consideration of all relevant factors, including the Fairness Opinion and the anticipated benefits outlined below under "Anticipated Benefits of the Arrangement", the Sonde Board unanimously determined that the Arrangement is in the best interests of Sonde and is fair to Sonde Shareholders. The Sonde Board also unanimously resolved to approve the Arrangement and the Arrangement Agreement and to unanimously recommend to Sonde Shareholders that they vote in favour of the Arrangement.
Following the conclusion of the Sonde Board meeting, on the evening of November 4, 2013, Sonde, Marquee, AcquisitionCo and NumberCo entered into the Arrangement Agreement providing for the proposed Arrangement, Sonde and NumberCo entered into the Asset Purchase and Sale Agreement and the directors, officers and Sonde Shareholders beneficially owning more than 10% of the Sonde Shares entered into the Support Agreements. The Arrangement was publicly announced the morning of November 5, 2013 and a copy of the press release was provided to Joint Oil.
On November 14, 2013, Viking requested from Sonde an extension to the deadline to fund its obligations under the Viking farmout agreement until December 16, 2013, as it was unable to fund its US$40 million obligation in respect of the bank guarantee which was a condition precedent to closing the Viking farmout transaction. Sonde determined that Viking was unlikely to gain access to funding in the near future and, as a result, Sonde terminated the farmout agreement with Viking.
On November 19, 2013, the Sonde Board met with legal counsel to receive an update with respect to discussions with Joint Oil regarding the termination of the Viking farmout agreement and to receive a presentation from management with respect to renewing the marketing initiatives for the Joint Oil Block, assessing the availability of other sources of financing for the Joint Oil Block and the timing associated therewith and reviewing the cash requirements of Sonde. In order to provide Sonde with sufficient financial flexibility and time to pursue a new farmout, joint venture or other financing arrangement for the Joint Oil Block and meet its 2013-2014 obligations to Joint Oil under the EPSA, the Sonde Board elected to proceed with the Cash and Share Deal.

On November 20, 2013, Sonde provided written notice to Marquee that it had determined it was necessary to proceed with the Cash and Share Deal to effect the sale of the Western Canadian Business Unit to Marquee and this election was publicly announced the morning of November 21, 2013.
On November 25, 2013, the Sonde Board approved this Information Circular and the amended and restated Arrangement Agreement, which contains certain changes to the Plan of Arrangement, including the consolidation of the Sonde Shares, and other minor changes to the Arrangement Agreement to reflect Sonde's election to proceed with the Cash and Share Deal.
Anticipated Benefits of the Arrangement
The Sonde Board believes that there are a number of benefits to Sonde Shareholders which are anticipated to result from the separation of Sonde's business into its two constituent parts (the Western Canadian Business Unit and the North African Business Unit) and the completion of the Arrangement, including the following benefits:

•
the potential upside value of Sonde's exploration opportunities associated with the North African Business Unit and retained Western Canada exploration acreage is preserved for the benefit of the Sonde Shareholders while also allowing the Sonde Shareholders to participate in a larger, growth-oriented Canadian-based junior oil and gas exploration, development and production company;

•
Sonde Shareholders will become shareholders of a larger, more oil-weighted platform with a concentration of holdings in the Michichi core area, approximately 2,400 BOE/d of combined Michichi production (approximately 4,000 BOE/d total company production), a substantial low risk drilling inventory at Michichi of over 155 locations and an operated, high working interest net undeveloped land base in Michichi of approximately 180 sections; this platform should result in an increased ability to grow production and cash flow on a per share basis;

•
the combined assets and infrastructure of Marquee and the Western Canadian Business Unit provide the opportunity to reduce future operating and capital costs through infrastructure, land and development synergies in the Michichi area;

•
the larger pro forma asset base (and associated cash flow) of Marquee is anticipated to provide for improved access to reserve-based lending and a relatively lower cost of capital than the present credit facilities of either Sonde or Marquee;

•
capital market participants will be able to more easily reference and compare the separate businesses in Western Canada and North Africa, assess the risks associated therewith and determine the market value of the two businesses on an individual basis;

•
the focused Canadian operations of Marquee are anticipated to attract additional capital investment from investors who are otherwise unable to invest in companies with international exposure due to the risks associated with these investments; likewise international capital providers will be able to invest in a pure-play North Africa-focused entity;

•	Sonde will be able to focus its management and financial resources exclusively on the continued development of the Joint Oil Block and the growth of Sonde as a pure-play in North Africa;

•	the Cash Consideration will substantially improve Sonde's capital resources required to meet its obligations in respect of its work commitments in North Africa; and

•
it is anticipated that as a pure-play international exploration and development company, there will be improved opportunities to complete a farmout, joint venture or other financing arrangement for the development of the Joint Oil Block.

Fairness Opinion
Sonde retained FirstEnergy as the exclusive financial advisor to Sonde and the Sonde Board in connection with the assessment of the sale of the Western Canadian Business Unit. As part of this mandate, FirstEnergy was requested to provide the Sonde Board with its opinion as to the fairness to Sonde Shareholders, from a financial point of view, of the consideration offered by Marquee in connection with the Arrangement. In connection with this mandate, FirstEnergy has prepared and delivered to the Sonde Board the Sonde Fairness Opinion. The Sonde Fairness Opinion states that, on the basis of the particular assumptions and considerations set forth therein, in the opinion of FirstEnergy, as of November 29, 2013 the consideration to be received by the Sonde Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Sonde Shareholders. The Sonde Fairness Opinion should not be construed as an opinion on the structure of the Arrangement itself. The Sonde Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See Appendix "D" - Fairness Opinion Of FirstEnergy Capital Corp.
The Sonde Fairness Opinion, as well as the separate financial advice received from FirstEnergy in connection with the separation of the Western Canadian Business Unit and the North African Business Unit, was an important consideration in the Sonde Board's decision to proceed with the Arrangement and in its conclusion that the Arrangement is fair to Sonde Shareholders and is in the best interests of Sonde. See "Background" above.
Under the terms of its engagement of FirstEnergy, Sonde has agreed to pay certain fees to FirstEnergy for its services (including delivery of the Sonde Fairness Opinion), to reimburse certain expenses of FirstEnergy and to indemnify FirstEnergy against certain liabilities. A portion of the fees payable to FirstEnergy is contingent on the successful completion of the Arrangement.
Recommendation of the Sonde Board
The Sonde Board has unanimously determined that the Arrangement is in the best interests of Sonde and has, based upon, among other things, the Sonde Fairness Opinion, unanimously determined that the Arrangement is fair to the Sonde Shareholders. Accordingly, the Sonde Board has unanimously approved the Arrangement and unanimously recommends that Sonde Shareholders vote for the Arrangement Resolution.
Each of the members of the Sonde Board has entered into a Support Agreement, which agreement provides that, among other things, such directors will vote all of their Sonde Shares in favour of the Arrangement Resolution. Each member of the board of directors of Sonde, each executive officer of Sonde and all shareholders of Sonde beneficially owning more than 10% of the outstanding Sonde Shares (representing, in the aggregate, approximately 12.8% of the outstanding Sonde Shares) have entered into Support Agreements and have agreed to vote all of their Sonde Shares in favour of the Arrangement.
Approval by the Marquee Board
The Marquee Board has unanimously approved the Arrangement Agreement.
THE ARRANGEMENT
Effect and Details of the Arrangement
General
The Arrangement Agreement provides for the implementation of the Plan of Arrangement, pursuant to which, on the Effective Date, Marquee will indirectly acquire the Western Canadian Business Unit in exchange for total consideration valued at approximately $30.7 million. The Western Canadian Business Unit represents all of the production, cash flow and reserves of Sonde. See “Information Concerning the Western Canadian Business Unit”.
The total consideration for the Western Canadian Business Unit is comprised of the Cash Consideration and the Marquee Consideration Shares. The Marquee Consideration Shares are valued at approximately $15.7 million, based on the 15-day volume weighted average trading price of the Marquee Shares on the TSXV of $0.7426 as of November 28, 2013. The closing price of the Marquee Shares on the TSXV on November 28, 2013 was $0.67. The value of the Marquee Consideration Shares and thus the value of the total consideration to be received by Sonde will vary based on the trading price of the Marquee Shares.
Effect on Sonde Shareholders
Immediately prior to the Arrangement being effected, Sonde will transfer all of the assets comprising the Western Canadian Business Unit to NumberCo pursuant to the terms and conditions of the Asset Purchase and Sale Agreement. Sonde will then, pursuant to the Plan of Arrangement, transfer and assign all of its right, title and interest in the NumberCo Shares to Marquee in exchange for the Cash Consideration and the Marquee Consideration Shares.
In accordance with the Plan of Arrangement:

1.
Sonde will distribute the Marquee Consideration Shares as a return of capital in accordance with a formula set forth in the Plan of Arrangement. Based on the issued and outstanding Sonde Shares being 62,301,446, this means that Sonde Shareholders will receive approximately 0.34 of a Marquee Share for each Sonde Share held.

2.
The current issued and outstanding Sonde Shares will be consolidated on the basis of 0.9 of a Consolidated Sonde Share for each Sonde Share (which will result in approximately 56,071,301 Consolidated Sonde Shares being outstanding immediately following the Effective Time, subject to rounding).

Sonde Shareholders are required to submit the Letter of Transmittal to receive the Marquee Consideration Shares and the Consolidated Sonde Shares to which they are entitled. See "The Arrangement - Procedure for the Surrender of Sonde Share Certificates and Receipt of Marquee Consideration Shares and Consolidated Sonde Shares".
Cash Consideration Retained by Sonde
The Cash Consideration payable by Marquee to Sonde under the Arrangement will be retained by Sonde and directed towards funding ongoing operations in North Africa. Sonde Shareholders will not receive any portion of the Cash Consideration in connection with the Arrangement and will only receive Marquee Consideration Shares as consideration for the sale of the Western Canadian Business Unit. See "The Arrangement - Effect and Details of the Arrangement - Procedure for the Surrender of Sonde Share Certificates and Receipt of Marquee Consideration Shares and Consolidated Sonde Shares".
Arrangement Steps
The following is a summary only and reference should be made to the full text of the Arrangement Agreement set forth in Appendix "C" to this Information Circular and the Plan of Arrangement attached as Exhibit "A" to the Arrangement Agreement.
Commencing at the Effective Time, each of the events or transactions set out below shall occur, and shall be deemed to occur, in the following order, without any further act or formality, except as otherwise provided herein:

(a)
the Sonde Shares held by Dissenting Shareholders shall, as of the Effective Time, be, and shall be deemed to have been, transferred to Sonde (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and shall be cancelled and cease to be outstanding and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Sonde Shareholders, other than the right to be paid the fair value of their Sonde Shares in accordance with the Dissent Rights;

(b)
Sonde shall transfer, assign and convey the NumberCo Shares to Marquee (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in consideration for:

(i)	cash in the amount of $15 million; and

(ii)	the issuance by Marquee to Sonde of the Marquee Consideration Shares as fully paid and non-assessable shares in the capital of Marquee; and

(c)
subject to dealing with fractional Marquee Consideration Shares, Sonde shall distribute the Marquee Consideration Shares received pursuant to paragraph (b) (ii) above to the Sonde Shareholders (other than Dissenting Shareholders) as a reduction of stated capital of the Sonde Shares on the basis of a fraction of a Marquee Consideration Share as set forth in the Plan of Arrangement for each Sonde Share and, in consideration and exchange for such distribution of Marquee Consideration Shares, the aggregate stated capital of the Sonde Shares shall be reduced by an amount equal to the aggregate fair market value of the Marquee Consideration Shares so distributed; and

(d)
subject to dealing with fractional Consolidated Sonde Shares, all Sonde Shares issued and outstanding immediately prior to the Effective Time held by Sonde Shareholders, other than Sonde Shares held by Dissenting Shareholders, will be consolidated on the basis of 0.9 of a Consolidated Sonde Share for each Sonde Share.

Procedural Steps
The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by the Sonde Shareholders in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party;

(d)	the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar; and

(e)	the Certificate of Arrangement giving effect to the Arrangement must be issued.
Sonde Shareholder Approval
Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further orders of the Court, be approved by not less than 66⅔% of the votes cast by the Sonde Shareholders present in person or represented by proxy at the Meeting.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Sonde Board, without further notice to or approval of the Sonde Shareholders and subject to the terms of the Arrangement Agreement, to amend the Plan of Arrangement or to decide not to proceed with the Arrangement at any time prior to the Effective Time. See Appendix "A" to this Information Circular for the full text of the Arrangement Resolution.
Court Approval
On November 28, 2013, Sonde obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached as Appendix "B" to this Information Circular.
Subject to the terms of the Arrangement Agreement, if the Arrangement Resolution is approved at the Meeting, Sonde will make application to the Court for the Final Order at the Calgary Courts Centre, 601 - 5th Street S.W., Calgary, Alberta, Canada on December 30, 2013 at 2:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Originating Application for the Final Order is set forth in this Information Circular on page vi. Any Sonde Shareholder, or any other interested party desiring to appear at the hearing, is required to file with the Court and serve upon Sonde, on or before 10:00 a.m. (Calgary time) on December 23, 2013, a notice of its intention to appear, including an address for service in Calgary, Alberta, together with any evidence or materials which are to be presented to the Court. Service on Sonde is to be effected by delivery to the counsel for Sonde, Norton Rose Fulbright Canada LLP, Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Steven H. Leitl. Sonde Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.
The Parties have been advised by their respective counsel that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Sonde Shareholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate.
The Marquee Consideration Shares deliverable to Sonde Shareholders under the Arrangement have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirement of the U.S. Securities Act provided by Section 3(a)(10) thereof. The Final Order is required for the Arrangement to become effective and the Court has been advised that if the terms and conditions of the Arrangement are approved by the Court pursuant to the Final Order, the Final Order will constitute the basis for an exemption from the registration requirement of the U.S. Securities Act under Section 3(a)(10) thereof, for the issuance of the Marquee Consideration Shares to the Sonde Shareholders pursuant to the Arrangement.
The Arrangement Agreement
The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Sonde and Marquee and various conditions precedent, both mutual and with respect to each entity.
The following is a summary of certain provisions of the Arrangement Agreement. The Arrangement Agreement is attached as Appendix "C" to this Information Circular and reference is made thereto for the full text thereof.
Mutual Covenants Regarding the Arrangement
Sonde and Marquee has each given, in favour of the other Party, usual and customary mutual covenants for an agreement of this nature including mutual covenants to conduct their respective businesses (in the case of Sonde, to conduct the business of the Western Canadian Business Unit) in the usual and ordinary course and consistent with past practices, to use their respective commercially reasonable efforts to satisfy or cause the satisfaction of the conditions precedent to their respective obligations under the Arrangement Agreement to the extent they are within such Party's control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement.
Mutual Covenants Regarding Non-Solicitation and Right to Match
Under the Arrangement Agreement, Sonde and Marquee have agreed to certain non-solicitation covenants as follows:

(a)
Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal in respect of such Party, shall immediately discontinue access to any virtual or physical data room and shall immediately request the return or destruction of all information respecting such Party provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal in respect of such Party and shall use all commercial efforts to ensure that such requests are honoured.

(b)	Neither Party shall, directly or indirectly, do or authorize or permit any of its Representatives to do any of the following:

(i)	solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal in respect of such Party;

(ii)
enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)
waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including any "standstill provisions" thereunder in connection with an Acquisition Proposal; or

(iv)	accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;
provided, however, that notwithstanding any other provision of the Arrangement Agreement:

(v)
each Party and its officers, directors and advisers may enter into or participate in any discussions or negotiations with a third party who, without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by such Party or any of its Representatives, seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of such Party substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that;

(A)	the third party has first made a written bona fide Acquisition Proposal which the board of directors of the Party subject to the Acquisition Proposal determines in good faith: (1) did not result from a breach of the Arrangement Agreement or any other agreement between the third party making such Acquisition Proposal and the Party subject to the Acquisition Proposal; (2) complies with all Applicable Laws; (3) in respect of which any financing, funds or other consideration necessary to complete the Acquisition Proposal have been demonstrated to the satisfaction of the board of directors of the Party subject to the Acquisition Proposal (after receiving advice from its financial advisor(s) and outside legal counsel), to have been obtained or are reasonably likely to be obtained to fund completion of the Acquisition Proposal at the time and on the basis set out therein; (4) after consultation with its financial advisor(s), would or would be reasonably likely to, if consummated in accordance with its terms, result in a transaction financially superior for the Party's shareholders compared to the transaction contemplated by the Arrangement Agreement; (5) after consultation with its financial advisor(s) and outside legal counsel, is reasonably likely to be consummated without undue delay within the time and on the terms proposed, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; and (6) after receiving the advice of outside legal counsel, as reflected in minutes of a meeting of the board of directors of the Party subject to the Acquisition Proposal, that the taking of such action is necessary for the board of directors of the Party to act in a manner consistent with its fiduciary duties under applicable Laws (a "Superior Proposal"); and

(B)
prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, the Party shall: (1) provide prompt notice to the Other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the Acquisition Proposal and the confidentiality and standstill agreement referenced above and, if not previously provided to such Other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party; (2) notify the Other Party orally and in writing of any inquiries, offers or proposals with respect to an actual or contemplated Superior Proposal (which written notice shall include a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, and if not previously provided to the Other Party, copies of all information provided to the third party), within 24 hours of the receipt thereof; and (3) keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the Other Party's reasonable questions with respect thereto;

(vi)
each Party and its officers and directors may comply with Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids and similar provisions under Canadian Securities Laws and U.S. Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect to its securityholders; and

(vii)
each Party and its officers and directors may accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation: (i) the board of directors of the Party subject to the Superior Proposal concludes in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by Section 3.4(c) of the Arrangement Agreement and after receiving the advice of outside counsel as reflected in minutes of a meeting of the board of directors of such Party, that the taking of such action is necessary for such board of directors to act in a manner consistent with its fiduciary duties under Applicable Laws; (ii) such Party complies with its obligations set forth in Section 3.4(c) of the Arrangement Agreement; and (iii) such Party terminates the Arrangement Agreement in accordance with Section 8.1(e), and concurrently therewith pays the termination fees required by the Arrangement Agreement pursuant to Section 6.1 or 6.2, as applicable, termination fees as in accordance with the Arrangement Agreement, to the Other Party;

(c)
Following receipt of a Superior Proposal, the Party subject to such Superior Proposal shall give the Other Party, orally and in writing, at least three Business Days advance notice of any decision by the board of directors of the Party subject to such Superior Proposal to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that such board of directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof, including all financing documents, and any amendments thereto. During such three Business Day period, the Party subject to such Superior Proposal agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such three Business Day period the Party subject to such Superior Proposal shall, and shall cause its financial and legal advisors to, negotiate in good faith with the other Party and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable the Party subject to such Superior Proposal to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the other Party proposes to amend the Arrangement Agreement and the Arrangement on a basis such that the board of directors of the Party subject to the Superior Proposal determines that the proposed transaction is no longer a Superior Proposal and so advises the board of directors of the other Party prior to the expiry of such period, the board of directors of the Party subject to such Acquisition Proposal shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement

In the event that Marquee provides the notice contemplated by this section on a date which is less than three Business Days prior to the Meeting, Sonde shall be entitled to adjourn or postpone the Meeting to a date that is not more than ten Business Days after the date of such notice.

(d)
Nothing contained in the Arrangement Agreement shall prohibit the Sonde Board from withdrawing, modifying, qualifying or changing its recommendation to Sonde Shareholders in respect of the transactions contemplated in the Arrangement Agreement prior to the receipt of the requisite approval by the Sonde Shareholders, if the Sonde Board determines, in good faith (after consultation with its financial advisor(s) and after receiving written advice of outside counsel), that such withdrawal, modification, qualification or change is necessary for the Sonde Board to act in a manner consistent with its fiduciary duties under Applicable Laws; provided that: (a) where such withdrawal, modification, qualification or change of recommendation relates to an Acquisition Proposal, not less than three Business Days before the Sonde Board considers any Acquisition Proposal in respect of any such withdrawal, modification, qualification or change, the Sonde Board shall give Marquee written notice of such proposal and promptly advise Marquee of the proposed consideration of such proposal; and (b) the foregoing shall not relieve Sonde from its obligation to proceed to call and hold the Meeting and conduct the vote on the Arrangement Resolution, (provided that, except as required under Applicable Laws, Sonde shall be relieved from its obligations to actively solicit proxies in favour of the Arrangement in such circumstances), except in circumstances where the Arrangement Agreement has been terminated by Marquee in accordance with the terms of the Arrangement Agreement. For greater certainty, any such decision by the Sonde Board shall constitute a Marquee Damages Event under Section 6.1 of the Arrangement Agreement and shall not prevent Marquee from exercising its rights under Section 8.1(c) of the Arrangement Agreement;

(e)
Each Party shall ensure that its Representatives are aware of the non-solicitations covenants of the Arrangement Agreement applicable to such Party. Each Party shall be responsible for any breach of these covenants by such Party's Representatives.

Representations and Warranties
Each of Sonde and Marquee made certain customary representations and warranties related to (i) its due organization and qualification to carry on business; (ii) its authority to enter into the Arrangement Agreement and carry out its obligations thereunder; (iii) the due execution and delivery of the Arrangement Agreement; and (iv) that neither the consummation by it of the transactions contemplated thereby nor compliance by it with the provisions of the Arrangement Agreement will, among other things, violate, conflict with or result in a breach of any provisions of, require any consent, approval or notice under or constitute a default or result in a right of termination or acceleration under or result in a creation of any lien, security interest, charge or encumbrance upon the properties or assets of it under any of the terms, conditions or provisions of its organizational documents, instruments or obligations to which it is a party or by which its properties or assets may be subject or by which it is bound unless otherwise disclosed to the other Party or violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to it. In addition, Sonde and Marquee has each made certain representations and warranties particular to such Party. The representations and warranties are, in some cases, subject to specified exceptions and qualifications.
Mutual Conditions Precedent to the Arrangement
The respective obligations of the Parties to complete the transactions contemplated in the Arrangement Agreement and in particular, the Arrangement, are subject to the satisfaction on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consents of the Parties without prejudice to their rights to rely on any other such conditions:

(a)	the Interim Order shall not have been set aside or modified in a manner unacceptable to Marquee and Sonde, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been passed by the Sonde Shareholders in accordance with the Interim Order and in form and substance satisfactory to each of Marquee and Sonde, acting reasonably;

(c)	the Asset Purchase and Sale Agreement shall have been executed and the elections under the ITA contemplated therein shall have been executed;

(d)
the Marquee Shares shall be listed and posted for trading on the TSXV as of the Effective Date and the Marquee Consideration Shares issuable to Sonde Shareholders pursuant to the Arrangement shall be conditionally approved for listing on the TSXV;

(e)
on or prior to the Outside Date, the Final Order shall have been granted in form and substance satisfactory to Marquee and Sonde, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Marquee and Sonde, acting reasonably, on appeal or otherwise;

(f)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Marquee and Sonde, acting reasonably;

(g)	the Arrangement shall have become effective on or prior to the Outside Date;

(h)
all other required domestic and foreign regulatory, governmental, stock exchange and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Marquee and Sonde, each acting reasonably, including, without limitation, conditional listing approval for the additional listing on the TSXV of the Marquee Consideration Shares to be issued pursuant to the Arrangement;

(i)
there shall be no action taken under any existing Applicable Law in Canada or the United States, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity in Canada or the United States, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any of the other transactions contemplated herein; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(j)
the provisions of Section 2.8 of the Arrangement Agreement shall be satisfied and the issuance of Marquee Consideration Shares pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, and the registration requirements of all applicable state securities laws, and, except with respect to persons deemed "affiliates" (as defined in Rule 405 of the U.S. Securities Act) of Marquee after the Arrangement or within 90 days prior to the Arrangement, the Marquee Consideration Shares issuable pursuant to the Arrangement shall not be subject to resale restrictions under the U.S. Securities Act.

The foregoing conditions are for the mutual benefit of Sonde and Marquee and may be asserted by Sonde and Marquee regardless of the circumstances and may be waived by Sonde and Marquee (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Sonde and Marquee may have.
Conditions Precedent in favour of Sonde
The obligations of Sonde and NumberCo to consummate the transactions contemplated in the Arrangement Agreement and in particular, the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
Marquee shall have furnished Sonde with certified copies of the resolutions duly passed by the Marquee Board approving the Arrangement Agreement and the consummation of all of the transactions contemplated by the Arrangement Agreement and related thereto.

(b)	except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Marquee contained Section 4.1 of in the Arrangement Agreement:

(i)
that are not qualified by materiality, Material Adverse Change or Material Adverse Effect, shall be true and correct in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time; and

(ii)
that are qualified by materiality, Material Adverse Change or Material Adverse Effect shall be true and correct in all respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time;

(iii)
and Marquee shall have complied in all respects with its covenants in the Arrangement Agreement and Sonde shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of Marquee acting solely on behalf of Marquee and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Sonde will have no knowledge to the contrary or, if and to the extent that such representations or warranties fail to be true and correct in all material respects or true and correct in all respects, as the case may be, or Marquee have failed to comply with their covenants, such failure(s) would not have a Material Adverse Effect on Marquee and would not materially impede completion of the Arrangement;

(c)	holders of not greater than 5% of the outstanding Sonde Shares shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(d)
there shall not have occurred any change after the date of the Arrangement Agreement, or prior to the date of the Arrangement Agreement which had not been publicly disclosed or disclosed to Sonde in writing prior to the date of the Arrangement Agreement (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Marquee and which, in the judgment of Sonde, acting reasonably, is or would reasonably be expected to cause a Material Adverse Change with respect to Marquee;

(e)	the Sonde Board shall have concluded, in its sole discretion, that there is no reasonable likelihood that consummation of the transactions contemplated by the Arrangement Agreement will:

(i)	place at material risk, Sonde's title to the assets of the North African Business Unit; or

(ii)	give rise to a material adverse change to the operations or future business prospects of the North African Business Unit;

(f)	all necessary steps shall have been taken to appoint, immediately following the Effective Time, the Sonde Director Nominees to the Marquee Board;

(g)
the Net Debt of Marquee shall not exceed $75 million at the Effective Date and Sonde shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of Marquee acting solely on behalf of Marquee and not in their personal capacity; and

(h)	Marquee shall have satisfied its obligations under Section 3.6(i) of the Arrangement Agreement.
These conditions in the Arrangement Agreement are for the exclusive benefit of Sonde and NumberCo and may be asserted by Sonde regardless of the circumstances or may be waived by Sonde in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Sonde may have.
Conditions Precedent in favour of Marquee
The obligations of Marquee to consummate the transaction contemplated in the Arrangement Agreement are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	Sonde shall have mailed the Information Circular and other documents required in connection with the Meeting on or before December 3, 2013;

(b)	Sonde shall have furnished Marquee with:

(i)
certified copies of the resolutions duly passed by the Sonde Board approving the Arrangement Agreement and the consummation of all of the transactions contemplated pursuant to the Arrangement Agreement; and

(ii)	certified copies of the resolutions of Sonde Shareholders duly passed at the Meeting, approving the Arrangement Resolution;

(c)	except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Sonde contained in Section 4.2 of the Arrangement Agreement:

(i)
that are not qualified by materiality, Material Adverse Effect or Material Adverse Change, shall be true and correct in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time; and

(ii)
that are qualified by materiality, Material Adverse Change or Material Adverse Effect shall be true and correct in all respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time;

and Sonde and NumberCo shall have complied in all material respects with their covenants in the Arrangement Agreement and Marquee shall have received a certificate to that effect dated the Effective Date from the President and Chief Financial Officer of Sonde acting solely on behalf of Sonde and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Marquee will have no knowledge to the contrary or, if and to the extent that such representations and warranties fail to be true and correct in all material respects or true and correct in all respects, as the case may be, or Sonde and NumberCo have failed to comply with their covenants, such failure(s) would not, individually or in the aggregate, have a Material Adverse Effect on the Western Canadian Business Unit or its Oil and Gas Assets and would not materially impede completion of the Arrangement; and

(d)
there shall not have occurred any change after the date of the Arrangement Agreement, or prior to the date of the Arrangement Agreement which has not been publicly disclosed or disclosed to Marquee in writing prior to the date of the Arrangement Agreement (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Sonde relating to or involving the Western Canadian Business Unit and which, in the judgment of Marquee, acting reasonably, is or would reasonably be expected to cause a Material Adverse Change with respect to the Western Canadian Business Unit.

These conditions in the Arrangement Agreement are for the exclusive benefit of Marquee and may be asserted by Marquee regardless of the circumstances or may be waived by Marquee in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Marquee may have.
Sonde Termination Fees
Pursuant to the Arrangement Agreement, if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a)
the Sonde Board has failed to make or has withdrawn, modified or changed any of its resolutions, recommendations or determinations referred to in Section 2.3 of the Arrangement Agreement or shall have resolved to do so or publicly announced its intention to do so prior to the Effective Date;

(b)	Sonde accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(c)	Sonde notifies Marquee that the condition set forth in Section 5.3(e) in the Arrangement Agreement will not be met prior to the Effective Date;

(d)
Sonde or NumberCo is in breach of any of its covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to the Western Canadian Business Unit or materially impedes the completion of the Arrangement, and Sonde fails to cure such breach within five Business Days after receipt of written notice thereof from Marquee (except that no cure period shall be provided for a breach which by its nature cannot be cured);

(e)
Sonde is in breach of any of its representations or warranties made in the Arrangement Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to the Western Canadian Business Unit or materially impedes the completion of the Arrangement, and Sonde fails to cure such breach within five Business Days after receipt of written notice thereof from Marquee (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(f)
any Governmental Entity of Tunisia or Libya, or any duly authorized representative thereof, or any party named in the Sonde Disclosure Letter, related to or in any manner connected with the North African Business Unit fails to consent, approve or otherwise take any action that is necessary to be taken by such party for the Parties to consummate the Arrangement or takes any action to prevent or delay the consummation of the Arrangement such that the Arrangement is not consummated on or before the Outside Date,

(each of the above being a "Marquee Damages Event"), then in the event of the termination of the Arrangement Agreement pursuant to Section 8.1 of the Arrangement Agreement, Sonde shall pay to Marquee an amount (the "Marquee Termination Fee") determined as follows: (i) $2,000,000 in respect of a Marquee Damages Event provided in subsection (a),(b),(c) or (f); or $1,000,000 in respect of a Marquee Damages Event provided in subsection (d) or (e), as liquidated damages in immediately available funds to an account designated by Marquee within three Business Days after the occurrence of the first to occur of the events described above.
Marquee Termination Fees
Pursuant to the Arrangement Agreement, if at any time after the execution of the Arrangement Agreement and prior to its termination:

(a)	Marquee accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(b)
Marquee is in breach of any of its covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Marquee or materially impedes the completion of the Arrangement, and Marquee fails to cure such breach within ten Business Days after receipt of written notice thereof from Sonde (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(c)
Marquee is in breach of any of its representations or warranties made in the Arrangement Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Marquee or materially impedes the completion of the Arrangement, and Marquee fails to cure such breach within five Business Days after receipt of written notice thereof from Sonde (except that no cure period shall be provided for a breach which by its nature cannot be cured),

(each of the above being a "Sonde Damages Event"), then in the event of the termination of the Arrangement Agreement pursuant to Section 8.1 of the Arrangement Agreement, Marquee shall pay to Sonde an amount (the "Sonde Termination Fee") determined as follows: $2,000,000 in respect of a Sonde Damages Event provided in subsection (a); or $1,000,000 in respect of a Sonde Damages Event provided in subsection (b) or (c) as liquidated damages in immediately available funds to an account designated by Sonde within three Business Days after the occurrence of the first to occur of the events described above.
Liquidated Damages
Each of the Parties acknowledged in the Arrangement Agreement that the payments of the Sonde Termination Fee or the Marquee Termination Fee on the occurrence of a Sonde Damages Event or a Marquee Damages Event, as the case may be, is a payment of liquidated damages which is a genuine pre-estimate of the damages which the Parties, as applicable, shall suffer or incur as a result of the events giving rise to such damages and resultant termination of the Arrangement Agreement and is not a penalty. Each of the Parties irrevocably waived any right it may have to raise as a defence that any such liquidated damages payable by it are excessive or punitive. For greater certainty, the Parties also agreed in the Arrangement Agreement that the payment of such amounts is the sole monetary remedy of the Parties, as applicable, in respect of the event giving rise to such payment, except in the event of fraud or wilful or intentional breach of the Arrangement Agreement.
Termination
Sonde, and Marquee have agreed that the Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Marquee and Sonde;

(b)
as provided in Section 5.4 of the Arrangement Agreement provided that the Party seeking termination is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth in the Arrangement Agreement, not to be satisfied;

(c)	by Marquee upon the occurrence of a Marquee Damages Event;

(d)	by Sonde upon the occurrence of a Sonde Damages Event;

(e)
by Sonde upon a decision by the Sonde Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal in accordance with the Arrangement Agreement, provided that Sonde: (i) has complied with its obligations regarding its covenants of non-solicitation; and (ii) concurrently pays the amount required pursuant to the Marquee Damages Event; and

(f)
by Marquee upon a decision by the Marquee Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal in accordance with the Arrangement Agreement, provided that Marquee: (i) has complied with its obligations regarding its covenants of non-solicitation; and (ii) concurrently pays the amount required pursuant to the Sonde Damages Event.

In the event of the termination of the Arrangement Agreement in the circumstances set out in items (a) through (f), the Arrangement Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party thereunder except with respect to certain obligations as specified in Section 8.1 of the Arrangement Agreement and each of the Parties' obligations in confidentiality agreements entered into by the Parties which shall survive such termination.
Amendments to the Arrangement Agreement
The Arrangement Agreement (including the Plan of Arrangement) may at any time and from time to time before or after the holding of the Meeting be amended by written agreement of the Parties without, subject to Applicable Laws, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

(c)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained in the Arrangement Agreement;
provided that no such amendment which is agreed to may reduce or materially adversely affect the consideration to be received by Sonde Shareholders, without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

Stock Exchange Listing Approval
The Marquee Shares are listed on the TSXV under the symbol "MQL". It is a mutual condition to the completion of the Arrangement that the Marquee Consideration Shares to be issued to the Sonde Shareholders (other than Dissenting Shareholders) pursuant to the Arrangement are conditionally approved for listing on the TSXV. The TSXV conditionally approved the listing of such Marquee Consideration Shares on November 18, 2013, subject to Marquee fulfilling the requirements of the TSXV.
Timing
If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Sonde will apply for the Final Order approving the Arrangement. If the Final Order is obtained on December 30, 2013 in form and substance satisfactory to Sonde and Marquee, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Sonde and Marquee expect the Effective Date will be on or about December 31, 2013. It is not possible, however, to state with certainty when the Effective Date will occur.
The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and à copy of the Final Order, together with such other materials as may be required by the Registrar and the receipt of the Certificate of Arrangement.
Sonde's and Marquee's objective is to have the Effective Date occur on or before December 31, 2013. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on December 30, 2013.
Procedure for the Surrender of Sonde Share Certificates and Receipt of Marquee Consideration Shares and Consolidated Sonde Shares
Valiant Trust Company is acting as the Depositary under the Plan of Arrangement. Registered Sonde Shareholders will receive the Letter of Transmittal along with this Information Circular and proxy and will be required to send in such Letter of Transmittal, duly completed and accompanied by the certificates representing their Sonde Shares to the Depositary in order to receive: (i) their certificates representing the Marquee Consideration Shares and (ii) the Consolidated Sonde Shares. All Letters of Transmittal and certificates received by the Depositary prior to the Effective Date will be held and processed following the Effective Date and returned to Sonde Shareholders if the Arrangement is not completed for any reason. Until such documents are received by the Depositary and registered Sonde Shareholders receive a share certificate representing the Marquee Consideration Shares and the Consolidated Sonde Shares to which such registered Sonde Shareholders are entitled, Sonde Share certificates outstanding on the Effective Date will represent the Marquee Consideration Shares and Consolidated Sonde Shares to which such registered Sonde Shareholders are entitled following completion of the Arrangement. Registered Sonde Shareholders will not be able to sell or otherwise transfer their Sonde Shares unless they obtain a new certificate representing their Consolidated Sonde Shares.
Share certificates representing Marquee Consideration Shares and the Consolidated Sonde Shares to which registered Sonde Shareholders are entitled to receive as of the Effective Date are expected to be mailed by ordinary prepaid post within ten Business Days following the date of receipt by the Depositary of the duly completed Letter of Transmittal and share certificates representing the Sonde Shares prior to completion of the Arrangement. Letters of Transmittal and certificates representing the Sonde Shares must be deposited with all other documentation on or before the day that is three years less one day from the Effective Date.
If you are a non-registered shareholder, the delivery of Marquee Consideration Shares and the Consolidated Sonde Shares will be effected through your account with your broker, trust company or other intermediary. You should contact your intermediary if you have any questions regarding this process. See “Advice to Beneficial Holders of Sonde Shares”.

Treatment of Fractional Marquee Consideration Shares and Fractional Consolidated Sonde Shares
No certificates representing fractional Marquee Consideration Shares or Consolidated Sonde Shares will be issued. In the event that a Sonde Shareholder would otherwise be entitled to a fraction of a Marquee Consideration Share under the Arrangement, the number of Marquee Consideration Shares deliverable to such Sonde Shareholder shall, without any additional compensation, be rounded down to the next lesser whole number of Marquee Consideration Shares. In the event that a Sonde Shareholder would otherwise be entitled to a fractional Consolidated Sonde Share hereunder, the number of Consolidated Sonde Shares deliverable to such Sonde Shareholder shall be rounded up to the next greater whole number of Consolidated Sonde Shares in cases where the fraction is equal to 0.5 or greater, and shall be rounded down to the next lesser whole number of Consolidated Sonde Shares in cases where the fraction is less than 0.5. In calculating such fractional interests, all Sonde Shares registered in the name of or beneficially held by such Sonde Shareholder or their nominee shall be aggregated.
Dissent Rights
The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such shareholder’s Sonde Shares and is qualified in its entirety by the reference to the full text of the Notice of Originating Application and the Interim Order which is attached as Appendix "B" to this Information Circular and the full text of Section 191 of the ABCA which is attached as Appendix "G" to this Information Circular. A Sonde Shareholder who intends to exercise Dissent Rights should carefully consider and strictly comply with the provisions of Section 191 of the ABCA, as modified by the Interim Order. Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder. It is suggested that Sonde Shareholders wishing to avail themselves of their rights under those provisions seek their own legal advice, as failure to comply strictly with them may prejudice their right of dissent.
The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.
Under the Interim Order, a registered Sonde Shareholder who fully complies with the dissent procedures in Section 191 of the ABCA, as modified by the Interim Order, is entitled, when the Arrangement becomes effective, in addition to any other rights the holder may have, to be paid by Sonde the fair value of the Sonde Shares held by the holder in respect of which the holder dissents, determined as at the close of business on the last Business Day before the day on which the Arrangement Resolution is approved. A registered Sonde Shareholder may dissent only with respect to all of the Sonde Shares held by the Sonde Shareholder and registered in the Dissenting Shareholder’s name. Sonde Shareholders who have voted any of their Sonde Shares in favour of the Arrangement Resolution, in person or represented by proxy, shall not be accorded a right of dissent. Further, a vote against the Arrangement Resolution or an abstention shall not constitute a written objection for purposes of dissenting. Beneficial Shareholders who wish to dissent, should be aware that only the registered owner of such Sonde Shares is entitled to dissent. Accordingly, a Beneficial Shareholder desiring to exercise Dissent Rights must make arrangements for the Sonde Shares beneficially owned by that holder to be registered in the name of that Sonde Shareholder prior to the time the written objection to the Arrangement Resolution is required to be received by Sonde or, alternatively, make arrangements for the registered holder of such Sonde Shares to dissent on behalf of the Beneficial Shareholder.
A Dissenting Shareholder must send to Sonde a written objection to the Arrangement Resolution and such written objection must be received by Sonde c/o its counsel Norton Rose Fulbright Canada LLP, Suite 3700, 300 - 4th Avenue SW., Calgary, Alberta, T2P 4H2, Attention: Steven H. Leitl, by 12:00 p.m. (Calgary time) on December 24, 2013 (or such other date that is two Business Days immediately preceding the date of the postponed or adjourned Meeting). A vote against the Arrangement Resolution or an abstention shall not constitute the required written objection. No Sonde Shareholder who has voted any of their Sonde Shares in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.
Under Section 191 of the ABCA, as modified by the Interim Order, an application may be made to the Court by Sonde or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder’s Sonde Shares. If such an application to the Court is made by either Sonde or a Dissenting Shareholder, Sonde must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay such person an amount considered by the Sonde Board to be the fair value of the Sonde Shares held by such Dissenting Shareholder. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder who holds the Sonde Shares at least 10 days before the date on which the application is returnable, if Sonde is the applicant, or within 10 days after Sonde is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will contain or be accompanied by a statement showing how the fair value was determined.
In such circumstances, a Dissenting Shareholder may make an agreement with Sonde for the purchase of the holder’s Sonde Shares in the amount of Sonde’s offer or otherwise, at any time before the Court pronounces an order fixing the fair value of the applicable Sonde Shares.
A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Sonde Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Sonde and in favour of each of those Dissenting Shareholders, and fixing the time within which Sonde must pay that amount to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Sonde Shareholder until the date of payment.
On the Arrangement becoming effective, or upon the making of an agreement between Sonde and the Dissenting Shareholder as to the payment to be made by Sonde to the Dissenting Shareholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a Sonde Shareholder other than the right to be paid the fair value for the Sonde Shares in the amount agreed to between Sonde and the Sonde Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Sonde Shareholder may withdraw its dissent, or if the Arrangement has not yet become effective Sonde may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Sonde Shareholder will be discontinued.
Sonde shall not make a payment to a Dissenting Shareholder if there are reasonable grounds for believing that Sonde is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the assets of Sonde would thereby be less than the aggregate of its liabilities. In such event, Sonde shall notify each Dissenting Shareholder that it is unable lawfully to pay Dissenting Shareholders for their Sonde Shares in which case the Dissenting Shareholder may, by written notice to Sonde within 30 days after receipt of such notice, withdraw its written objection, in which case Sonde is deemed to consent to such Dissenting Shareholder's withdrawal and such Dissenting Shareholder shall be deemed to have participated in the Arrangement as a Sonde Shareholder. If the Dissenting Shareholder does not withdraw its written objection it retains its status as a claimant against Sonde to be paid as soon as Sonde is lawfully entitled to do so or, in a liquidation, to generally be ranked subordinate to creditors but prior to Sonde Shareholders.
All Sonde Shares held by registered Sonde Shareholders who exercise their Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Sonde in exchange for such fair value as at the Effective Date. If such Sonde Shareholders are ultimately not entitled to be paid the fair value for the Sonde Shares, such Sonde Shares will be deemed to have participated in the Arrangement on the same basis as any non-dissenting Sonde Shareholder as at and from the Effective Time.

Pursuant to the Plan of Arrangement, in no event shall Sonde be required to recognize a Dissenting Shareholder as a Sonde Shareholder after the Effective Time and the names of such Dissenting Shareholders shall be removed from the applicable register of Sonde Shares at the Effective Time.
Unless waived by Sonde, it is a condition to the obligations of Sonde to complete the Arrangement that Dissent Rights shall not have been validly exercised and not withdrawn by the holders of more than 5% of the outstanding Sonde Shares.
We urge any Sonde Shareholder who is considering exercising Dissent Rights in respect of the Arrangement to consult their own tax advisor with respect to the income tax consequences to them of such action. For a general summary of certain income tax implications to a Dissenting Shareholder, see "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".
Interests of Certain Persons in the Arrangement
Sonde Share Ownership
The directors and officers of Sonde and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 279,000 Sonde Shares, representing less than 1% of the outstanding Sonde Shares as of November 29, 2013.
The directors and officers of Sonde and their associates, as a group, do not beneficially own, directly or indirectly, or exercise control or direction over, any Marquee Shares as of November 29, 2013.
Immediately after giving effect to the Arrangement and based on certain assumptions, it is anticipated that the directors and officers of Sonde and their associates, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 95,000 Marquee Shares, representing less than 1% of the outstanding Marquee Shares.
Change of Control Payments
The completion of the Arrangement will constitute a "change of control" under the executive employment agreement between Sonde and William Dirks. It is anticipated that Mr. Dirks will resign from his position as President and Chief Operating Officer of Sonde following completion of the Arrangement and will provide certain consulting services to Sonde on an interim basis with respect to Sonde’s continuing development of the Joint Oil Block. In connection with such "change of control" and associated resignation, Sonde will be obligated to pay Mr. Dirks approximately $400,000 pursuant to the terms of his executive employment agreement. Mr. Dirks also holds 96,000 stock units of Sonde, the vesting of which will be accelerated in connection with the Arrangement, and 174,140 restricted share units which will terminate without any payment upon completion of the Arrangement due to certain price thresholds contained in these restricted stock units not being attained.
The completion of the Arrangement will constitute a "Change of Control Transaction" for purposes of Sonde's restricted share unit plan and, as a result, vesting of the restricted share units will be accelerated and holders of restricted share units of Sonde will be entitled to a cash payment upon completion of the Arrangement based upon the fair market value of the Sonde Shares on the Effective Date determined in accordance with the plan. The directors of Sonde hold an aggregate of 455,000 restricted share units whose vesting will be accelerated with the completion of the Arrangement. In addition, the directors hold an aggregate of 437,250 stock units of Sonde. The vesting of these stock units will not be accelerated as a result of the Arrangement and such stock units will continue in accordance with their terms.

Other Interests
None of the principal holders of Sonde Shares or any director or officer of Sonde, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, Sonde, or any of its affiliates, except as disclosed above or elsewhere in this Information Circular or in the documents incorporated into this Information Circular by reference.
The Sonde Board retained FirstEnergy to provide an opinion to the Sonde Board as to the fairness, from a financial point of view, of the consideration to be received by Sonde Shareholders in connection with the Arrangement and FirstEnergy has provided the Sonde Fairness Opinion to the Sonde Board. FirstEnergy has received or will receive a fee from Sonde for provision of the Sonde Fairness Opinion.
Expenses of the Arrangement
The estimated costs to be incurred by Sonde with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $1.3 million.
SECURITIES LAWS MATTERS
The following is a general overview of the resale requirements under Canadian Securities Laws and U.S. Securities Laws with respect to the Marquee Consideration Shares.
Canada
The Marquee Consideration Shares issuable to Sonde Shareholders under the Arrangement will be issued in reliance on an exemption from prospectus requirements of Canadian Securities Laws and will generally not be subject to any restricted or hold period if the following conditions are met: (i) Marquee is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade of such Marquee Consideration Shares; (ii) the trade is not a "control distribution" (as defined in Canadian Securities Laws); (iii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iv) no extraordinary commission or consideration is paid to a person in respect of the trade; and (v) if the selling holder of Marquee Consideration Shares is an insider or an officer of Marquee, the selling securityholder has no reasonable grounds to believe that Marquee is in default of securities legislation.
United States
The Marquee Consideration Shares and Consolidated Sonde Shares issuable to Sonde Shareholders under the Arrangement have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, claims or property interests from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing, and will conduct a hearing to consider the fairness of the terms and conditions of the Arrangement. All Sonde Shareholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Court granted the Interim Order on November 28, 2013 and, subject to the approval of the Arrangement by Sonde Shareholders, a hearing on the Arrangement will be held on December 30, 2013 by the Court. See "The Arrangement - Arrangement Steps - Court Approval" above.

The Marquee Consideration Shares and Consolidated Sonde Shares to be received by Sonde Shareholders upon completion of the Arrangement may be resold without restrictions under the U.S. Securities Act, except by persons who are "affiliates" of Marquee or Sonde (as applicable), as defined in Rule 144 under the U.S. Securities Act, after the completion of the Arrangement or who have been affiliates of Marquee or Sonde, as applicable, within 90 days before the Effective Date. Persons who may be deemed to be "affiliates" of an issuer pursuant to Rule 144 under the U.S. Securities Act generally include individuals or entities that directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and may include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Marquee Consideration Shares and/or Consolidated Sonde Shares by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act and applicable state securities laws, absent an exemption therefrom. Such Marquee Consideration Shares and Consolidated Sonde Shares may also be resold by such affiliates (or former affiliates) in transactions completed in accordance with Rule 144 under the U.S. Securities Act, if available. Unless certain conditions are satisfied, Rule 144 is not available for resales of securities of issuers that have ever had (i) no or nominal operations and (ii) no or nominal assets other than cash and cash equivalents. If Marquee or Sonde were ever to be deemed to have ever been such an issuer in its past, Rule 144 under the U.S. Securities Act may be unavailable for resales of Marquee Consideration Shares and/or Consolidated Sonde Shares unless and until Marquee or Sonde, as applicable, has satisfied the applicable conditions. In general terms, the satisfaction of such conditions would require Marquee or Sonde, as applicable, to have been a registrant under the U.S. Exchange Act for at least 12 months, to be in compliance with its reporting obligations thereunder, and to have filed certain information with the SEC at least 12 months prior to the intended resale. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such Marquee Consideration Shares and Consolidated Sonde Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act.
The foregoing discussion is only a general overview of certain requirements of the U.S. Securities Act applicable to the resale of the Marquee Consideration Shares and Consolidated Sonde Shares. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Norton Rose Fulbright Canada LLP, counsel to Sonde ("Counsel"), the following summary describes the principal Canadian federal income tax considerations under the ITA in connection with the Arrangement generally applicable to a Sonde Shareholder who, at all relevant times, for purposes of the ITA: (i) deals at arm's length with each of Sonde and Marquee and is not affiliated with either Sonde or Marquee, and (ii) holds Sonde Shares and will hold any Marquee Consideration Shares received under the Arrangement as capital property (a "Holder"). Sonde Shares and Marquee Consideration Shares will generally be considered to be capital property to a Holder provided the Holder does not hold the Sonde Shares and/or Marquee Consideration Shares, as the case may be, in the course of carrying on a business of trading or dealing in securities and has not acquired the Sonde Shares and/or Marquee Consideration Shares, as the case may be, in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Holders resident in Canada who might not otherwise be considered to hold their Sonde Shares or Marquee Consideration Shares, as the case may be, as capital property may, in certain circumstances, be entitled to have their Sonde Shares, Marquee Consideration Shares and every other "Canadian security" (as defined in the ITA) owned by the Holder treated as capital property by making the election permitted by subsection 39(4) of the ITA. A Holder considering making such election should consult its own tax advisor.
This summary is not applicable to a Holder: (i) that is a "financial institution", as defined in the ITA for the purposes of the mark-to-market rules; (ii) an interest in which would be a "tax shelter investment" as defined in the ITA; (iii) that is a "specified financial institution" as defined in the ITA; (iv) whose functional currency for the purposes of the ITA is the currency of a country other than Canada; or (v) that has entered into, or will enter into, a "derivative forward agreement" (as that term is defined in the Proposed Amendments, referenced below) with respect to Sonde Shares and/or Marquee Consideration Shares. Any such Holder should consult its own tax advisor.

This summary is based upon the provisions of the ITA in force as of the date hereof, all specific proposals to amend the ITA that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and Counsel's understanding of the administrative policies and assessing practices of the Canada Revenue Agency ("CRA") published in writing and publicly available as of the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, or changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors for advice with respect to the tax consequences to them of the Arrangement, having regard to their particular circumstances.

This summary assumes that the fair market value of the Marquee Consideration Shares distributed to Sonde Shareholders under the Arrangement will not exceed the paid-up capital for the purposes of the ITA of the Sonde Shares at the time of such distribution. Sonde has advised Counsel that the paid-up capital of the Sonde Shares immediately prior to the distribution of Marquee Consideration Shares under the Arrangement is expected to be well in excess of the fair market value of the Marquee Consideration Shares so distributed.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for purposes of the ITA (a "Resident Holder").

Distribution of Marquee Consideration Shares

Under the Arrangement, a Resident Holder (other than a Resident Holder that is a Dissenting Shareholder) will receive approximately 0.34 of a Marquee Share for each Sonde Share held by that Resident Holder as a distribution from Sonde on the reduction of the stated capital of Sonde Shares.

Provided that the fair market value of the Marquee Consideration Shares distributed under the Arrangement does not exceed the paid-up capital for purposes of the ITA of the Sonde Shares, no portion of the amount so distributed will be deemed to be a dividend for purposes of the ITA and the adjusted cost base to a Resident Holder of its Sonde Shares will be reduced by an amount equal to the fair market value of the Marquee Consideration Shares received by that Resident Holder. Sonde has advised Counsel that the paid-up capital of the Sonde Shares immediately prior to the distribution of Marquee Consideration Shares under the Arrangement is expected to be well in excess of the fair market value of the Marquee Consideration Shares so distributed.

If the fair market value of such Marquee Consideration Shares received by a Resident Holder exceeds the adjusted cost base to the Resident Holder of its Sonde Shares immediately before the distribution, the Resident Holder will be deemed to realize a capital gain from a disposition of its Sonde Shares equal to the amount of such excess and the adjusted cost base to the Resident Holder of its Sonde Shares will immediately thereafter be deemed to be nil. The tax treatment of capital gains is discussed below under the heading "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

The cost to a Resident Holder of a Marquee Consideration Share received as a distribution on the reduction of stated capital of the Sonde Shares should equal the fair market value of such Marquee Consideration Share at the time it is distributed. Such cost generally will be averaged with the adjusted cost base of any other Marquee Shares held at that time by the Resident Holder as capital property for purposes of determining the adjusted cost base of each such Marquee Share to the Resident Holder.

Consolidation of Sonde Shares

As a step in the Arrangement, all issued and outstanding Sonde Shares (other than Sonde Shares held by Dissenting Shareholders) will be consolidated on the basis of 0.9 of a Consolidated Sonde Share for each Sonde Share. This consolidation will not give rise to a disposition of Sonde Shares for purposes of the ITA and Resident Holders will not realize a capital gain or a capital loss upon the consolidation of their Sonde Shares.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (a "Dissenting Resident Holder") will be deemed to have transferred such Dissenting Resident Holder’s Sonde Shares to Sonde, and will be entitled to receive a payment from Sonde equal to the fair value of the Dissenting Resident Holder’s Sonde Shares.

A Dissenting Resident Holder will generally be deemed to have received a taxable dividend from Sonde equal to the amount, if any, by which the payment received by the Dissenting Resident Holder from Sonde for the Sonde Shares (other than any amount in respect of interest awarded by the Court) exceeds the paid-up capital of such Sonde Shares as computed for the purposes of the ITA. The Canadian federal income tax treatment of any such deemed dividend is discussed below under "Holders Resident in Canada - Dividends on Sonde Shares or Marquee Consideration Shares". In certain cases all or part of a deemed dividend received by a Dissenting Resident Holder that is a corporation may be treated as proceeds of disposition, and not as a deemed dividend, in respect of the Sonde Shares. Corporate Resident Holders should consult their own tax advisors for advice with respect to the potential application of these provisions.

A Dissenting Resident Holder will also generally be considered to have disposed of its Sonde Shares for proceeds of disposition equal to the amount received by the Dissenting Resident Holder less the amount of any deemed dividend referred to above (other than any deemed dividends which are treated as proceeds of disposition) and any interest awarded by a Court. As a result, Dissenting Resident Holders will also generally realize a capital gain (or a capital loss) to the extent such proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the Sonde Shares to the Dissenting Resident Holder and any reasonable costs of disposition. The Canadian federal income tax treatment of capital gains and capital losses is discussed below under "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

Any interest awarded by a Court to a Dissenting Resident Holder will be included in such Dissenting Resident Holder’s income for the purposes of the ITA.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized or deemed to be realized by a Resident Holder in a taxation year must be included in the Resident Holder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the ITA.

If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of a share by the Resident Holder may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such share to the extent and in the circumstances described by the ITA. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns such shares, or where a partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns such shares. Resident Holders to whom these rules apply shall consult their own tax advisors.

A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation", as defined in the ITA, may be liable to pay a refundable tax of 6 2/3% on its "aggregate investment income", which is defined to include taxable capital gains.

Dividends on Sonde Shares or Marquee Consideration Shares

Dividends received or deemed to be received by a Resident Holder on Sonde Shares or Marquee Consideration Shares will be included in computing such Resident Holder's income for the purposes of the ITA for the taxation year in which the dividends are received.

Dividends received or deemed to be received on Sonde Shares or Marquee Consideration Shares by a Resident Holder who is an individual will be subject to the gross-up and dividend tax credit rules in the ITA normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends validly designated by either Sonde or Marquee, as the case may be, as eligible dividends in accordance with the provisions of the ITA. There can be no assurance that any dividend paid or deemed to be paid by Sonde or Marquee, as the case may be, will be designated as an "eligible dividend". Taxable dividends received or deemed to be received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the ITA.

In the case of a Resident Holder that is a corporation, dividends received or deemed to be received on Sonde Shares or Marquee Consideration Shares will generally be deductible in computing such Resident Holder's taxable income. A Resident Holder that is a "private corporation", as defined in the ITA, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay a refundable tax of 33⅓% under Part IV of the ITA on dividends received (or deemed to be received) on the Sonde Shares or Marquee Consideration Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income. A Resident Holder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" for purposes of the ITA may be liable to pay a refundable tax of 6⅔% on its "aggregate investment income", which is defined to include any dividends that are not deductible in computing taxable income.

Disposition of Marquee Consideration Shares

Upon a disposition or a deemed disposition of a Marquee Consideration Share (other than as a tax deferred transaction or a disposition to Marquee that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in the open market), a Resident Holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Marquee Consideration Share, net of any reasonable costs of disposition, are greater than (or are less than) the adjusted cost base of the Marquee Consideration Share to the Resident Holder. The Canadian federal income tax treatment of capital gains and capital losses is discussed above under "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

Eligibility for Investment

Provided the Marquee Consideration Shares are listed on a designated exchange for purposes of the ITA (which includes the TSXV) at the time of their distribution under the Arrangement, or that Marquee is otherwise a "public corporation" for purposes of the ITA at such time, the Marquee Consideration Shares distributed under the Arrangement will, as of the date of their distribution, be qualified investments under the ITA for a trust governed by a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), deferred profit sharing plan, registered education savings plan, registered disability savings plan or tax-free savings account ("TFSA").

Notwithstanding that Marquee Consideration Shares may be qualified investments for a trust governed by a RRSP, RRIF or a TFSA, the annuitant under a RRSP or RRIF or the holder of a TFSA may be subject to a penalty tax if such Marquee Consideration Shares are a "prohibited investment" for the RRSP, RRIF or TFSA for purposes of the ITA. The Marquee Consideration Shares will generally not, as of the date hereof, be a "prohibited investment" for trusts governed by a TFSA, RRSP, or RRIF unless the holder of the TFSA or the annuitant under the RRSP or RRIF, as applicable, (i) does not deal at arm's length with Marquee for purposes of the ITA, (ii) has a "significant interest" as defined in the ITA in Marquee, or (iii) has a "significant interest" as defined in the ITA in a corporation, partnership or trust with which Marquee does not deal at arm's length for purposes of the ITA. Proposed Amendments, if enacted as proposed, will delete the condition in (iii) above.

Resident Holders who intend to hold Marquee Consideration Shares in an RRSP, RRIF or TFSA should consult their own tax advisers regarding whether the Marquee Consideration Shares will be a prohibited investment in their particular circumstances, including with respect to the Proposed Amendments.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the ITA and any applicable income tax treaty or convention, is not, and is not deemed to be, resident in Canada, does not and will not use or hold, and is not deemed to use or hold, Sonde Shares or any Marquee Consideration Shares received under the Arrangement in the course of, or in connection with, a business carried on in Canada and is not an insurer who carries on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

Distribution of Marquee Consideration Shares

Under the Arrangement, a Non-Resident Holder (other than a Non-Resident Holder that is a Dissenting Shareholder) will receive approximately 0.34 of a Marquee Share for each Sonde Share held by that Non-Resident Holder as a distribution from Sonde on the reduction of the stated capital of the Sonde Shares. Provided that the fair market value of the Marquee Consideration Shares distributed under the Arrangement will not exceed the paid-up capital for purposes of the ITA of the Sonde Shares, no portion of the amount so distributed will be deemed to be a dividend for purposes of the ITA and the adjusted cost base to a Non-Resident Holder of its Sonde Shares will be reduced by an amount equal to the fair market value of the Marquee Consideration Shares received by that Non-Resident Holder. Sonde has advised Counsel that the paid-up capital of the Sonde Shares immediately prior to the distribution of Marquee Consideration Shares under the Arrangement is expected to be well in excess of the fair market value of the Marquee Consideration Shares so distributed.

If the fair market value of such Marquee Consideration Shares received by a Non-Resident Holder exceeds the adjusted cost base to the Non-Resident Holder of its Sonde Shares immediately before the distribution, the Non-Resident Holder will be deemed to realize a capital gain from a disposition of its Sonde Shares equal to the amount of such excess and the adjusted cost base to the Non-Resident Holder of its Sonde Shares will immediately thereafter be deemed to be nil. However, a Non-Resident Holder will not be subject to tax under the ITA in respect of any capital gain deemed to be realized in respect of a Sonde Share unless the Sonde Share constitutes "taxable Canadian property" (as defined in the ITA) of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided the Sonde Shares are listed on a designated stock exchange (which includes the TSX and TSXV), Sonde Shares will generally not constitute taxable Canadian property of a Non-Resident Holder unless at any time during the 60-month period immediately preceding a disposition of such shares: (a) 25% or more of the issued shares of any class or series of the capital stock of Sonde were owned by one or any combination of (i) the Non-Resident Holder, (ii) persons not dealing at arm's length with the Non-Resident Holder, or (iii) pursuant to Proposed Amendments, partnerships in which the Non-Resident Holder or a person not dealing at arm's length with the Non-Resident Holder held a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the Sonde Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties, timber resource properties or an option in respect of, an interest in, or for civil law a right in, any such property, whether or not such property exists. Sonde Shares can also be deemed to be taxable Canadian property of a Non-Resident Holder in certain circumstances set out in the ITA.

Non-Resident Holders whose Sonde Shares constitute taxable Canadian property should consult their own tax advisors.

The cost to a Non-Resident Holder of a Marquee Consideration Share received as a distribution on the reduction of stated capital of the Sonde Shares should equal the fair market value of such Marquee Consideration Share at the time it is distributed. Such cost generally will be averaged with the adjusted cost base of all other Marquee Shares held at that time by the Non-Resident Holder as capital property for purposes of determining the adjusted cost base of each such Marquee Share to the Non-Resident Holder.

Consolidation of Sonde Shares

As a step in the Arrangement, all issued and outstanding Sonde Shares (other than Sonde Shares held by Dissenting Shareholders) will be consolidated on the basis of 0.9 of a Consolidated Sonde Share for each Sonde Share outstanding. This consolidation will not give rise to a disposition of Sonde Shares for purposes of the ITA and Non-Resident Holders will not realize a capital gain or a capital loss upon the consolidation of their Sonde Shares.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises Dissent Rights (a "Dissenting Non-Resident Holder") will be deemed to have transferred such Dissenting Non-Resident Holder’s Sonde Shares to Sonde, and will be entitled to receive a payment from Sonde of an amount equal to the fair value of the Dissenting Non-Resident Holder’s Sonde Shares.

A Dissenting Non-Resident Holder will generally be deemed to have received a taxable dividend from Sonde equal to the amount, if any, by which the payment received by the Dissenting Non-Resident Holder from Sonde for the Sonde Shares (other than any amount in respect of interest awarded by the Court) exceeds the paid-up capital of such Sonde Shares as computed for the purposes of the ITA and to realize a capital loss (or a capital gain) as described above under the heading "Holders Resident in Canada - Dissenting Resident Holders". The Canadian federal income tax treatment of any such deemed dividend is discussed below under "Holders Not Resident in Canada - Dividends on Sonde Shares or Marquee Consideration Shares".

A Non-Resident Holder will not be subject to tax under the ITA in respect of any such capital gain, or be able to deduct the allowable portion of any such capital loss, unless the Sonde Shares constitute "taxable Canadian property" (as defined in the ITA) of the Non-Resident Holder at the time of the disposition and, in respect of capital gains, the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. See above under "Holders Not Resident in Canada - Distribution of Marquee Consideration Shares" for a discussion as to whether Sonde Shares will constitute taxable Canadian property to a Non-Resident Holder. Where Sonde Shares constitute taxable Canadian property to the Dissenting Non-Resident Holder and the Dissenting Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention, any capital gain (or capital loss) realized on the disposition of a Sonde Share upon the exercise of Dissent Rights, will generally be subject to the same Canadian federal income tax consequences discussed above applicable to a Resident Holder under "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

A Dissenting Non-Resident Holder will generally not be subject to Canadian withholding tax on any amount of interest that is awarded by the Court.

Non-Resident Holders who are considering exercising their Dissent Rights or whose Sonde Shares constitute taxable Canadian property should consult their own tax advisors for advice regarding their particular circumstances.

Dividends on Sonde Shares or Marquee Consideration Shares

Dividends paid or credited, or deemed under the ITA to be paid or credited, on the Sonde Shares or Marquee Consideration Shares to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, unless the rate is reduced under the provisions of an income tax treaty or convention between Canada and the country where the Non-Resident Holder is resident. Where the Non-Resident Holder is a resident of the United States for the purposes of, and who is entitled to benefits under, the Canada-United States Income Tax Convention, (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

Disposition of Marquee Consideration Shares

A Non-Resident Holder will not be subject to tax under the ITA in respect of any capital gain and will not be able to deduct the allowable portion of any capital loss realized on a disposition of Marquee Consideration Shares unless the Marquee Consideration Shares constitute "taxable Canadian property" (as defined in the ITA) of the Non-Resident Holder at the time of the disposition and, in the respect of capital gains, the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided the Marquee Consideration Shares are listed on a designated stock exchange (which includes the TSXV), Marquee Consideration Shares will generally not constitute taxable Canadian property of a Non-Resident Holder unless at any time during the 60-month period immediately preceding a disposition of such shares: (a) 25% or more of the issued shares of any class or series of the capital stock of Marquee were owned by one or any combination of (i) the Non-Resident Holder, (ii) persons not dealing at arm's length with the Non-Resident Holder, or (iii) pursuant to Proposed Amendments, partnerships in which the Non-Resident Holder or a person not dealing at arm's length with the Non-Resident Holder held a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the Marquee Consideration Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties, timber resource properties or an option in respect of, an interest in, or for civil law a right in, any such property, whether or not such property exists. Marquee Consideration Shares can also be deemed to be taxable Canadian property of a Non-Resident Holder in certain circumstances set out in the ITA.

Where Marquee Consideration Shares constitute "taxable Canadian property" of a Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention, a capital gain (or a capital loss) realized on the disposition or deemed disposition of a Marquee Consideration Share, will generally be subject to the same Canadian federal income tax consequences discussed above applicable to a Resident Holder under "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of certain material U.S. federal income tax consequences relevant to U.S. Holders (as defined below) of the Arrangement. This summary does not purport to be a complete analysis of all the potential tax consequences of the Arrangement that may be important to a U.S. Holder based on its individual circumstances. This summary applies only to U.S. Holders who hold Sonde Shares as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") (generally, held for investment purposes). This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. All of the foregoing are subject to change, which change may apply retroactively and could affect the continued validity of this summary. This summary does not describe any tax consequences arising under any other U.S. federal tax law (such as estate or gift tax laws) or the laws of any foreign, state, local or other taxing jurisdiction other than the U.S. federal government.
This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their personal circumstances nor to U.S. Holders subject to special treatment under U.S. federal income tax laws (including but not limited to banks; financial institutions; life insurance companies; pension funds; securities dealers or traders electing mark-to-market treatment; certain governmental entities; U.S. holders subject to the alternative minimum tax; regulated investment companies; real estate investment trusts; pass-through entities for U.S. federal income tax purposes; tax-exempt organizations; persons that hold Sonde Shares as a position in a “straddle” or as part of a synthetic security or “hedge,” “conversion transaction” or other integrated investment; U.S. Holders that have a “functional currency” other than the U.S. dollar; U.S. Holders who are investors in pass-through entities that hold Sonde Shares; and certain U.S. expatriates).
No rulings from the U.S. Internal Revenue Service (the "IRS") have been or will be sought regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the statements made and conclusions reached with respect to the tax aspects set forth below.
As used herein, a "U.S. Holder" is a beneficial owner of Sonde Shares that is treated for U.S. federal income tax purposes as:

•	a citizen or resident of the United States,

•	a corporation (or other entity treated as a corporation) organized under the laws of the United States or any State (or the District of Columbia),

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, and

•
a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and any one or more United States persons (as defined in Section 7701(a)(30) of the Code) are authorized to control all substantial decisions of the trust, or (ii) the trust has in effect a valid election to be treated as a United States person for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Sonde Shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of Sonde Shares that is a partnership, and partners in such a partnership, should consult with their tax advisors about the U.S. federal income tax consequences of the Arrangement.
This discussion is provided for general information only and does not constitute legal or tax advice to any shareholder. Sonde Shareholders should consult their own tax advisors concerning the U.S. federal income tax consequences of the Arrangement in light of their own particular circumstances and any consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Notice Pursuant to IRS Circular 230
To ensure compliance with IRS Circular 230, each SONDE shareHolder is hereby notified that: (a) any discussion of U.S. federal tax issues in this Statement is not intended or written to be used, and cannot be used, by such SONDE shareHolder for the purpose of avoiding penalties that may be imposed on such SONDE shareHolder under the Code; (b) any such discussion has been included by SONDE in connection with the promotion or marketing (within the meaning of Circular 230) by SONDE of the transactions or matters addressed herein; and (c) each such SONDE shareHolder should seek advice based on its particular circumstances from an independent tax advisor.
General Tax Consequences of the Arrangement if Sonde is or was a PFIC
In general, Sonde will be a “passive foreign investment company” for U.S. federal income tax purposes (a "PFIC") with respect to a U.S. Holder if, for any taxable year included in a U.S. Holder’s holding period of Sonde Shares, either (i) at least 75% of Sonde's gross income for the taxable year is “passive income” or (ii) at least 50% of the average value of all of Sonde's assets (determined on the basis of a quarterly average) produce or are held for the production of those types of “passive income.” For this purpose, “passive income” generally includes, among other things, dividends, interest, certain rents and royalties, annuities and gains from assets that produce passive income. However, gains and losses from commodities transactions are generally excluded from the definition of passive income if (i) they are active business gains or losses from the sale of commodities, and (ii) substantially all of the taxpayer’s commodities are (a) stock in trade or inventory of it, (b) property used in its trade or business, or (c) supplies regularly used or consumed by it in the ordinary course of its trade or business (the “active commodities exception”). If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is generally treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.
Based on the nature of Sonde's income, assets and activities, Sonde believes that it has qualified for, and continues to qualify for, the active commodities exception and that Sonde has never been treated as a PFIC for any prior taxable year and will not be treated as a PFIC for the current taxable year. However, because the determination is made annually and because the principles and methodology for applying the PFIC tests, including the active commodities exception, are not entirely clear, Sonde can give a U.S. Holder no assurance as to Sonde's prior, current or continuing PFIC status.
If Sonde were classified as a PFIC for any taxable year during which a U.S. Holder held Sonde Shares, subject to the discussion below of the mark-to-market election, (i) a U.S. Holder who receives a distribution of Marquee Consideration Shares pursuant to the Arrangement would be subject to increased tax liability (generally including an interest charge) if such distribution is treated as an “excess distribution” (i.e., generally the portion of any distribution received by such U.S. Holder on Sonde Shares in excess of 125% of the annual average amount of distributions received in respect of such stock during the three preceding taxable years or, if shorter, the portion of the taxpayer’s holding period for Sonde Shares), and (ii) a U.S. Holder who is a Dissenting Shareholder and, therefore, disposes of Sonde Shares for fair value would generally be subject to increased tax liability (generally including an interest charge) on the gain (which gain is calculated in the manner described below under “General Tax Consequences of the Arrangement if Sonde is not a PFIC”) recognized by such U.S. Holder upon the disposition of Sonde Shares.
If Sonde was a PFIC, is a PFIC or becomes a PFIC during the taxable year that includes the Effective Date of the Arrangement, and Sonde Shares are treated as “marketable stock” for purposes of the PFIC rules, a U.S. Holder may make a mark-to-market election to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If a U.S. Holder makes a mark-to-market election for Sonde Shares, a U.S. Holder would generally include in income, as ordinary income, for each year that Sonde is a PFIC, the excess, if any, of the fair market value of such shares at the end of each taxable year over such U.S. Holder’s adjusted tax basis in such shares, and would be allowed to take an ordinary loss in respect of the excess, if any, of such U.S. Holder’s adjusted tax basis in such shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included in income as a result of the mark-to-market election). A U.S. Holder’s basis in such shares would be adjusted to reflect any such income or loss amounts. The rules discussed below under “-General Tax Consequences of the Arrangement if Sonde is not a PFIC” that apply to U.S. Holders who receive distributions of Marquee Consideration Shares pursuant to the Arrangement would apply to a distribution of Marquee Consideration Shares received by a U.S. Holder, except that the reduced rates of taxation applicable to qualified dividend income would not generally apply. Any gain (which gain is calculated in the manner described below under “General Tax Consequences of the Arrangement if Sonde is not a PFIC”) recognized on the disposition of Sonde Shares by a U.S. Holder who is a Dissenting Shareholder would be treated as ordinary income, and any loss recognized would be treated as ordinary loss to the extent of any net mark-to-market income for prior years.
U.S. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of the Arrangement, the availability of any tax elections, and any reporting requirements that may apply to U.S. Holders if Sonde was considered a PFIC during any taxable year in which a U.S. Holder held Sonde Shares. Sonde does not intend to prepare or provide the information that would enable a U.S. Holder to make a "qualified electing fund" election.
The remainder of this discussion assumes that Sonde is not and has never been a PFIC for U.S. federal income tax purposes.
General Tax Consequences of the Arrangement if Sonde is not a PFIC
A U.S. Holder who receives a distribution of Marquee Consideration Shares pursuant to the Arrangement will generally be treated for U.S. federal income tax purposes as receiving a distribution in an amount equal to the fair market value of the Marquee Consideration Shares received. Any such distribution will generally be treated as dividend to the extent of Sonde's current and accumulated earnings and profits as determined under the Code. Any portion of such distribution that exceeds Sonde's current and accumulated earnings and profits will be treated as a non-taxable return of capital, reducing such U.S. Holder’s adjusted tax basis in Sonde Shares held by such U.S. Holder and, to the extent such portion exceeds the U.S. Holder’s adjusted tax basis, the excess will be treated as gain from the disposition of Sonde Shares held by such U.S. Holder, the tax treatment of which is discussed below. Dividends received by a U.S. Holder that is a corporation for U.S. federal income tax purposes will generally not be eligible for a dividends received deduction. Amounts treated as dividends for U.S. federal income tax purposes will generally be treated as foreign source for U.S. foreign tax credit purposes.
Any such dividend made to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will be treated as "qualified dividend income" that is taxable to such U.S. Individual Holder at preferential capital gain tax rates, provided that: (i) Sonde is eligible for benefits under the United States and Canada income tax treaty, which Sonde believes is the case, or Sonde Shares are readily tradeable on an established securities market in the United States (such as the NYSE-MKT); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year; (iii) such U.S. Individual Holder has owned such Sonde Shares for more than 60 days in the 121-day period beginning 60 days before the date on which such Sonde Shares becomes ex-dividend; (iv) such U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) certain other conditions are met. There is no assurance that any such dividend paid on Sonde Shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any such dividend not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

A U.S. Holder who is a Dissenting Shareholder and, therefore, disposes of Sonde Shares pursuant to the Arrangement for fair value will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received by such U.S. Holder upon such disposition and (ii) such U.S. Holder’s adjusted tax basis in Sonde Shares disposed. Such capital gain or loss will be long-term capital gain or loss if such U.S. Holder’s holding period in Sonde Shares is more than one year at the time of such disposition. Long-term capital gains of non-corporate taxpayers are currently taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitations. Any such capital gain or loss will generally be treated as U.S. source gain for U.S. foreign tax credit purposes.
Medicare Tax
Certain U.S. Individual Holders are required to pay an additional 3.8% tax (the "Medicare Tax”) on all or part of that holder’s "net investment income", which includes, among other items, dividends on, and capital gains arising from the disposition of, Sonde Shares subject to certain limitations and exceptions. This surtax applies to taxable years beginning after December 31, 2012. U.S. Individual Holders should consult their tax advisors regarding the effect, if any, of this tax with respect to the Arrangement.
Certain Reporting Requirements
Certain specified persons are required to report information to the IRS relating to an interest in "specified foreign financial assets", including (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. Accordingly, a U.S. Holder may be required, subject to certain exceptions, to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with respect to such U.S. Holder’s interests in Sonde Shares and the Arrangement. U.S. Holders should consult their tax advisors regarding the reporting requirements described above.
Information Reporting and Backup Withholding
Information returns may be filed with the IRS in connection with distributions made to a U.S. Holder with respect to our Sonde Shares and the proceeds received by a U.S. Holder from the sale, exchange or other taxable disposition of our Sonde Shares. A U.S. Holder may be subject to U.S. backup withholding on these payments if such U.S. Holder were to fail to provide its taxpayer identification number to the withholding agent and comply with certification procedures or otherwise establish an exemption from U.S. backup withholding.
Backup withholding is not an additional tax and U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund, as long as they timely provide certain information to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for exemption from such backup withholding and the procedure for obtaining such an exemption, if applicable.
This discussion is provided for general information only and does not constitute legal or tax advice to any shareholder. Sonde Shareholders should consult their own tax advisors concerning the U.S. federal income tax consequences of the Arrangement in light of their own particular circumstances and any consequences arising under the laws of any state, local or foreign taxing jurisdiction.

INFORMATION CONCERNING THE WESTERN CANADIAN BUSINESS UNIT
General
The Western Canadian Business Unit is the source of all of Sonde's reserves, production and cash flow. The oil and gas assets comprising the Western Canadian Business Unit are primarily high working interest properties that are geographically concentrated in southern and west-central Alberta, the most significant being Sonde's southern CGU (centered around the Greater Drumheller, Alberta area), which accounts for approximately 85% of Sonde's current production. The balance of production largely comes from the Kaybob/Windfall and Boundary Lake/Eaglesham areas in west-central and northwestern Alberta.
Southern CGU
Drumheller
The greater Drumheller area encompasses Sonde’s interests from Townships 27 to 34, Range 11 to 21W4 and is inclusive of the Drumheller, West Drumheller, Watts, Rich, Richdale, Michichi, Stanmore, Wildunn Creek, Delia, Craigmyle, Coyote, Chain and Aerial fields or areas. The area includes 192,322 gross acres (128,955 net acres) of relatively consolidated land positions, both operated and non-operated and with varying working interests. The majority of oil production within the area is derived from the Mannville ‘I’ Pool in Township 29, Range 19W4 and the Michichi Pool in Township 31, Range 17W4. The Mannville 'I' Pool has well established production with an operational waterflood pilot. Additional oil contribution comes from Detrital, Banff and Nisku formations. Gas production from the property is attributed to various shallow gas sands and coal based methane as well as various larger targets within the Mannville, Glauconitic and Ellerslie formations.
Drumheller Mannville ‘I’ Pool
The Drumheller Mannville ‘I’ Pool is located in Township 29, Range 19W4 with Sonde owning 100% working interest in the production. The productive Ellerslie sand is an entrenched valley fill / estuarine deposit with major depositional channels oriented NE-SW. Reservoir-quality sand is truncated by erosion or non-deposition to the north and south, forming the trap for the pool. Several generations of channels exist, and younger channels truncate older ones, but pay is effectively top to base and no free water levels have been observed in the pool. However, local fluctuations in water saturation are common as it relates to significant changes in relative permeability of the reservoir to oil from place to place within the overall pool. The reservoir is fine to medium grained sandstone with net pay-bearing sand ranging between 4 and 18 metres across the pool.
Michichi Detrital/Banff
Sonde’s Michichi Detrital/Banff area is located in Township 31, Range 17W4 with Sonde owning Detrital and Banff rights across a prospective portion of its contiguous, high working interest land position. The Detrital and Banff within this area are both oil-charged, and commonly co-produce in the same section and/or wellbore. The Basal Cretaceous Detrital sandstone is an entrenched valley fill deposit with major depositional channels oriented northeast-southwest and east-west, while the Upper Banff is a limestone deposit with porosity and permeability enhanced on the top and flank of erosional remnants on the channel margins. Detrital net reservoir-quality sand ranges from 2 to 16 metres on Sonde working interest land. The Banff carbonate is a karsted limestone stratigraphically trapped by shales deposited on margins of erosional highs. It is relatively tight rock at 3 to 9% porosity, but natural fractures generally provide productivity where a modest amount of porosity exists. The Detrital structure in the area is monoclinal dip to the west with no structural closure. Reservoir-quality sand is truncated by non-deposition on the channel margins, and by erosion to the northeast and south-southwest, forming a series of individual stratigraphic traps within the greater Michichi area. The significant stratigraphic variability across the area limited initial vertical developments and is conducive to horizontal drilling which is capable of reducing this reservoir risk. Historical vertical Banff/Detrital production from the area exhibits very low declines, emphasized by a period of production from 1994 through to 2003 demonstrating very flat production with limited activity suggesting a large resource in-place. Recently, operators have initiated a new growth phase in the area with the drilling of horizontal wells targeting the underdeveloped Detrital and Banff.
Central CGU (Kaybob/Windfall)
The Central CGU includes the Fox Creek, Windfall and Sheldon properties that have associated production and reserves, several non-producing properties. The majority of reserves volumes and associated values for the central CGU are attributed to the Fox Creek and Windfall properties. Production in this area was attributed to eleven wells, including eight Sonde operated and three non-operated wells, with production derived primarily from the Gething and Notikewin zones. Due to low natural gas prices, several gas events and wells are currently shut in.
Opportunities assigned by GLJ are low risk, low cost development operations, while Sonde has identified additional opportunities including Duvernay oil locations and Gething gas locations.
Northern CGU (Boundary Lake/Eaglesham)
The Northern CGU is situated between Townships 76 and 92, Ranges 8W5 and 12W6 and includes the Eaglesham/Cindy, Grande Prairie, Red Earth and Doig properties. Production is primarily attributed to the Grande Prairie and Eaglesham/ Cindy properties, with production mainly from the Charlie Lake and Boundary Lake intervals in Grande Prairie and the Wabamun in Eaglesham/Cindy. The majority of reserves volumes and associated values are attributed to the Grande Prairie property, although the majority of long term upside is associated with the Eaglesham/Cindy property. Sonde believes that due to the presence of natural fracturing, Wabamun horizontal development wells may not require hydraulic fracturing or other stimulation procedures, thereby significantly reducing completion costs. Sonde has developed an infill drilling scenario based on utilizing two to four wells per section, that if successful would potentially accommodate 162 to 324 horizontal locations. Opportunities assigned by GLJ include two low risk development operations. Sonde has working interests in a small number of facilities and pipelines in the area.
Western Canadian Business Unit Reserve Information
The oil and gas reserves attributable to the Western Canadian Business Unit were evaluated on behalf of Sonde by GLJ in the Sonde Reserves Report in accordance with standards set out in the COGE Handbook and NI 51-101. GLJ are independent qualified reserves evaluators appointed pursuant to NI 51-101.
Information derived from the Sonde Reserves Report regarding the oil and natural gas reserves and production information attributable to the Western Canadian Business Unit and the estimated net present values of future net revenues associated with such reserves, based on future price and cost assumptions, is contained under the heading "Statement of Reserves Data and Other Oil and Gas Information" in the Sonde AIF from pages 20 to 31 inclusive (the "Sonde Reserves Summary"). The Sonde Reserves Summary is available under Sonde's issuer profile on the SEDAR website on www.sedar.com and is incorporated by reference in this Information Circular.
The Sonde Reserves Report estimated that as at December 31, 2012, the following reserves were attributable to the Western Canadian Business Unit:

Reserve Category	Gross Reserves			Net Reserves
	Light and Medium Crude Oil (Mbbl)	NGLs (Mbbl)	Natural Gas (MMcf)	Light and Medium Crude Oil (Mbbl)	NGLs (Mbbl)	Natural Gas (MMcf)
Proved
Developed producing	977	323	16,605	878	220	14,847
Developed Non-Producing	4	68	3,810	3	47	3,264
Undeveloped	0	0	1,753	0	0	1,652
Total Proved	981	390	22,168	881	267	19,763
Probable	1,912	223	13,384	1,628	153	11,887
Total Proved Plus Probable	2,893	613	35,553	2,509	420	31,650

Note:

(1)	Approximately 1% of the above stated Total Proved Plus Probable reserves were sold by Sonde in July 2013 to an arm's length party via Sonde's sale of certain Montney and Duvernay exploratory acreage.

(2)	The Sonde Reserves Report has not been adjusted to reflect changes in reserves occurring after December 31, 2012, as a result of production, drilling or other events.

As of September 30, 2013, Sonde had year-to-date production of 541,084 BOE, or an average of 1,982 BOE/d, attributable to the Western Canadian Business Unit.
The net present value of future net revenue attributable to the Western Canadian Business Unit's reserves in the Sonde Reserves Report and set forth in the Sonde Reserves Summary is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures and well abandonment costs for only those wells assigned reserves by GLJ. It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to reserves estimated by GLJ represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the Sonde Reserves Summary. The recovery and reserve estimates of the Western Canadian Business Unit's oil, NGL and natural gas reserves provided in the Sonde Reserves Report are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided in the Sonde Reserves Report and set forth in the Sonde Reserves Summary.
The values shown for income taxes and future net revenue after income taxes in the Sonde Reserves Report and set forth in the Sonde Reserves Summary were calculated on a standalone basis. The values shown may not be representative of future income tax obligations, applicable tax horizon or after tax valuation.
Western Canadian Business Unit Financial Information
Information regarding the financial results of the Western Canadian Business Unit is set forth in the audited and unaudited operating statements of the Western Canadian Business Unit for the years ended December 31, 2012 and 2011 and for the three and nine month periods ended September 30, 2013 attached as Appendix "E" to this Information Circular.

INFORMATION CONCERNING SONDE AFTER GIVING EFFECT TO THE ARRANGEMENT
Principal Properties
As noted above, the Western Canadian Business Unit is the source of all of Sonde's reserves, production and cash flow. After the completion of the Arrangement, Sonde will no longer have any reserves attributable to its properties. Its sole properties will be: (i) the Joint Oil Block and (ii) approximately 100,000 net acres of Western Canada exploration assets, split approximately equally between its northwestern Alberta Wabamun play and west central Alberta Duvernay play.
Sonde continues to work with Joint Oil and the other parties on finalizing the unitization and unit plan of development for the Zarat Field by the end of 2013 as requested by the Tunisian Direction Générale de l'Energie. Management of Sonde believes that the work completed on the Joint Oil Block combined with an approved plan of development and ratified unitization agreement will enhance the marketability and market value of the Zarat Field, and plans to launch a revitalized marketing campaign for the Joint Oil Block seeking either a partner, external funding or both for Zarat Field development and the Joint Oil Block exploration commitments.
Contingent Resources
Sonde holds a 100% interest in, and is operator of, the Joint Oil Block pursuant to the terms and conditions of the EPSA. In January 2011, it completed, and temporarily abandoned, the Zarat North 1 well in the portion of the Zarat Field which is located on the Joint Oil Block. The Zarat Field extends on to an adjacent license to the south in which Sonde currently has no interest. As such, development of the discovered Zarat Field will require Sonde to unitize the portion of the Zarat Field located on the Joint Oil Block with the license located on the southern border of the Joint Oil Block.

Ryder Scott, an independent qualified reserves evaluator within the meaning of NI 51-101, has provided Sonde with a report dated June 11, 2013 (the "Ryder Scott Report") containing estimates of contingent resources as of April 30, 2013 attributable to the entire Zarat Field and to the Joint Oil Block portion of the Zarat Field, which estimates are set forth below:

Zarat Field (Joint Oil Block only)[1]	Low Estimate (1C)	Best Estimate (2C)	High Estimate (3C)

Oil and condensate (MMstb)	14.88	28.44	51.75
Sales gas (Bscf)	33.15	56.56	90.63

Entire Zarat Field [1,2]	Low Estimate (1C)	Best Estimate (2C)	High Estimate (3C)

Oil and condensate (MMstb)	35.48	56.24	90.53
Sales gas (Bscf)	96.17	131.10	188.73

Notes:

(1)
The Joint Oil Block, and possibly the Zarat Field, straddles the Tunisia/Libya border. Only the Tunisian portion of the field is evaluated in the Ryder Scott Report as there is limited data on the Libyan side.

(2)	Estimates are gross for the Zarat Field and do not reflect Sonde's net unitization interest in such resources.

The contingent resource volumes included in the Ryder Scott Report are estimates only and should not be construed as being exact quantities. The estimates may increase or decrease as a result of future technical data (including results from Sonde's 3D seismic program), evaluation studies, and unitization interest. There is no certainty that it will be commercially viable to produce any portion of the estimated resources.
The contingencies that prevented the classification of the remaining recoverable quantities as reserves are economic and legal. At this time the economic status of the contingent resources assigned to the entire Zarat Field and to that portion of the Zarat Field covered by the Joint Oil Block is undetermined. Once a detailed development plan, unitization, potential markets, processing options and pricing for the products are better known, development economics for the Zarat Field will be completed. Sonde continues to work with Joint Oil and the other parties with interests in the Zarat Field on finalizing a unitization agreement and unit plan of development for the Zarat Field. Completion of these milestones is required before reserves will be assigned for the Joint Oil Block. There is a risk that these milestones may not be achieved as approval of the plan of development and agreement on unitization are outside of the control of Sonde.

Remaining Canadian Assets
Sonde will hold, via SubCo, approximately 100,000 net acres of Western Canada exploration assets, split approximately equally between its northwestern Alberta Wabamun play and west central Alberta Duvernay play. Sonde will continue to seek strategic alternatives for these assets, which could include cash sales, farmouts or other forms of mergers, or investments.
Stock Exchange Listings
The Sonde Shares currently trade on the TSX and the NYSE-MKT under the symbol "SOQ". There is a significant likelihood that after the completion of the Arrangement, Sonde will no longer meet the listing requirements of the TSX due to the sale of the Western Canadian Business Unit and associated sale of all of Sonde's reserves. Application has been made to migrate the listing of the Consolidated Sonde Shares from the TSX to the TSXV in the event that the Consolidated Sonde Shares are delisted from the TSX. The exact timing of any such movement of the listing of the Consolidated Sonde Shares from the TSX to the TSXV is unknown at this time but would be expected to be within approximately 30 days following the Effective Date.
Sonde's listing on the NYSE-MKT is also under review as a result of the Arrangement. As such, there is a possibility that the Sonde Shares may also be delisted from the NYSE-MKT in connection with the Arrangement. Timing of any such delisting is unknown at this time.
Sonde Board
There will be no changes made to the Sonde Board as a result of the completion of the Arrangement. The Sonde Board will continue to be comprised of: Kerry R. Brittain, Dr. James M. Funk, W. Gordon Lancaster, Dr. William J.F. Roach, James H.T. Riddell and Gregory G. Turnbull. Messrs. Roach, Riddell and Turnbull will also be appointed to the Marquee Board concurrently with the completion of the Arrangement - see "The Arrangement - Conditions Precedent in Favour of Sonde".
Management of Sonde
The completion of the Arrangement will constitute a "change of control" under the executive employment agreement between Sonde and William Dirks. It is anticipated that Mr. Dirks will resign from his position as President and Chief Operating Officer of Sonde following completion of the Arrangement and will provide certain consulting services to Sonde on an interim basis, including with respect to Sonde’s continuing development of the Joint Oil Block and pursuit of strategic alternatives for Sonde's remaining Canadian assets. It is anticipated that Mr. Toufic Nassif, currently, President, North Africa, will be appointed as Chief Executive Officer of Sonde following completion of the Arrangement. Rene Beaumier will continue to act as Chief Financial Officer.

INFORMATION CONCERNING MARQUEE ENERGY LTD.
General
Marquee was incorporated on September 17, 2009 under the ABCA. Marquee's principal office is located at 1700, 500-4th Avenue S.W. Calgary, Alberta T2P 2V6 and its registered office is located at 3700, 400 -3rd Avenue S.W., Calgary, Alberta, T2P 4H2. Marquee has one subsidiary, 1775412 Alberta Ltd., which has carried on no business to date.
Summary Description of the Business of Marquee
Marquee is a public company engaged in the acquisition, exploration, development and production of petroleum and natural gas reserves in Western Canada. During the year ended December 31, 2012, Marquee focused its activities on oil and liquids rich gas production in East Central Alberta and heavy oil production in the Lloydminster area. During 2013, Marquee has continued to focus on its core properties of Michichi and Lloydminster and has continued its transition into an oil and liquids weighted producer. Activities in 2013 have included focusing on horizontal drilling at Michichi and vertical heavy oil at Lloydminster and expanding a gas plant and gathering system in the Michichi area that Marquee acquired in late 2012.
Marquee intends to grow the company through exploitation of existing opportunities and continued consolidation within its core area at Michichi.
Documents Incorporated by Reference
Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Marquee at 1700, 500 - 4th Ave SW, Calgary, Alberta, T2P 2V6 (Telephone (403) 384-0000) or by accessing the disclosure documents available through the internet on SEDAR at www.sedar.com.
The following documents, or portions thereof, of Marquee have been filed with the securities commission or similar authority in certain of the provinces of Canada and are specifically incorporated by reference into, and form an integral part of, this Information Circular:

(a)	the Marquee AIF;

(b)
the audited financial statements of Marquee, together with the notes thereto and the independent auditors' report thereon as at December 31, 2012 and December 31, 2011, and the related management discussion and analysis of the financial condition and operations of Marquee as at and for the year ended December 31, 2012;

(c)	the Notice of Meeting and Information Circular dated May 10, 2013 in connection with the annual and special meeting of Marquee Shareholders held on June 12, 2013;

(d)
the unaudited condensed interim financial statements of Marquee for the three and nine month period ended September 30, 2013, and management's discussion and analysis of the financial condition and operations of Marquee for the three and nine months ended September 30, 2013;

(e)	the material change report of Marquee dated November 25, 2012 in respect of the disposition of its gas weighted Cardium assets in the Willesden Green area of western Alberta; and

(f)	the material change report of Marquee dated November 14, 2013 in respect of the Arrangement and the private placement offering of 8,660,500 Marquee Shares.

Any material change reports (excluding confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 Short Form Prospectus Distributions, of the Canadian Securities Administrators to be incorporated by reference herein) filed by Marquee with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.
Recent Developments
On November 26, 2013, Marquee completed a private placement offering of a total of 8,660,500 common shares in the capital of Marquee, offered on a "flow-through" basis under the ITA. Aggregate gross proceeds of the private placement were approximately $8.2 million, which Marquee will use to incur Canadian exploration expense and Canadian development expense, as both are defined in the ITA.
Dividend Policy
Marquee has not declared or paid any dividends on the Marquee Shares since incorporation. It is not currently expected that dividends will be paid in respect of the Marquee Shares during the current phase of development of Marquee's business and operations. The payment of dividends in the future will be at the discretion of the Marquee Board and will be dependent on the future earnings and financial condition of Marquee and such other factors as the Marquee Board considers appropriate.

Prior Sales
The following table sets forth the issuances of Marquee Shares or securities convertible into Marquee Shares for the period of November 1, 2012 to the date of this Information Circular.

Date of Issue/Grant	Number and Designation of Securities	Issue/Exercise Price
November 12, 2012	320,000 options	$0.90
December 19, 2012	1,963,238 Marquee Shares(1)	$1.05
February 4, 2013	185,000 options	$0.68
November 26, 2013	8,000,500 Marquee Shares(2)	$0.95
November 26, 2013	660,000 Marquee Shares(3)	$0.90
Notes:

(1)	Marquee Shares were issued on a "flow-through" basis in respect of Canadian exploration expense in accordance with the ITA.

(2)	Marquee Shares were issued on a "flow-through" basis in respect of Canadian exploration expense in accordance with the ITA.

(3)	Marquee Shares were issued on a "flow-through" basis in respect of Canadian development expense in accordance with the ITA.

Price Range and Trading Volume of Marquee Shares
The outstanding Marquee Shares are listed and posted for trading on the TSXV under the symbol "MQL". The following table sets forth the price range for and trading volume of the Marquee Shares as reported by the TSXV for the periods indicated.

	Share Price($)
Period	High	Low	Volume (000's)
2012
November	1.05	0.88	2,168
December	0.90	0.75	924
2013
January	0.82	0.63	1,907
February	0.72	0.57	1,925
March	0.65	0.52	2,239
April	0.58	0.435	1,698
May	0.65	0.42	834
June	0.60	0.43	1,084
July	0.52	0.43	749
August	0.60	0.49	4,398
September	0.82	0.53	4,181
October	0.89	0.70	2,284
November 1 - 28	0.88	0.62	1,492

On November 4, 2013, the last trading day on which the Marquee Shares traded prior to announcement of the Arrangement, the closing price of the Marquee Shares was $0.77. On November 28, 2013, the closing price of the Marquee Shares was $0.67.
Legal Proceedings
There are no outstanding legal proceedings material to Marquee to which Marquee or any of its Subsidiaries is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar
The auditors of Marquee are Collins Barrow Calgary LLP and are independent with respect to Marquee, in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta. Olympia Trust Company, at its principal offices in Calgary, Alberta and Toronto, Ontario, is the transfer agent and registrar for the Marquee Shares.
Additional Information
Additional information relating to Marquee is available on SEDAR at www.sedar.com. Financial information concerning Marquee is provided in its annual financial statements for the year ended December 31, 2012 and the related management's discussion and analysis, both of which can be accessed on SEDAR and are incorporated by reference herein.
PRO FORMA INFORMATION OF MARQUEE AFTER GIVING EFFECT TO THE ARRANGEMENT
Description of Principal Properties
A summary description of the Marquee's major producing and exploration properties, after giving effect to the Arrangement, is set out below.
Michichi
The Michichi area is inclusive of the Michichi, Drumheller, West Drumheller, Watts, Richdale, Stanmore, Wildunn Creek, Delia, Craigmyle, Coyote, Chain, and Aerial fields or areas. Producing zones include the Nisku, Banff, Mannville, Glauconite, Ellerslie and Horseshoe Canyon. After giving effect to the Arrangement, Marquee intends to expand the waterflood pilot on well established production from the Mannville “I” Pool which was initiated by Sonde in 2012. Exploration and development activities will be focused principally on the Banff and Mannville plays. These assets will include approximately 116,000 net acres of undeveloped land, 411 gross (224.75 net) producing wells, and 124 gross (93.6 net) non- producing wells. After giving effect to the Arrangement, Marquee will own and operate a central battery with oil treating and water disposal as well as an 8 MMcf/d gas plant and associated gas gathering infrastructure. Approximately 60% of Marquee's production after completion of the Arrangement is expected to be derived from the Michichi area.
Lloydminster
Marquee's Lloydminster assets, located in the Lloydminster area of Alberta, include a working interest of 100% in 4,860 gross acres of undeveloped land. The Lloydminster assets, after giving effect to the Arrangement, will also include 32 gross (31.7 net) producing oil wells and 2 gross (2 net) non-producing oil wells.
Production from the Lloydminster assets will be weighted 100% to heavy oil. Production can be trucked to a third party treating facility with a sales terminal connecting to an oil pipeline or trucked to a rail loading facility. Approximately 15% of Marquee's production after completion of the Arrangement is expected to be derived from the Lloydminster area.
Other
After completion of the Arrangement, Marquee will have non-core producing assets at Pembina, Carrot Creek, Fox Creek, Windfall, Boundary Lake, and Weyburn. Producing zones will include Cardium, Frobisher, Midale, Charlie Lake, Gething, and Notikewan. These properties consist of 160 gross (84.0 net) producing wells and 124 gross (90.6 net) non producing wells. Non-core assets will be targeted to be rationalized through sales, joint ventures, or farmouts. Approximately 25% of the Marquee's production after completion of the Arrangement is expected to be derived from these non-core assets.

Marquee Board
It is a condition precedent in favour of Sonde in the Arrangement Agreement that all necessary steps shall have been taken to appoint the Sonde Director Nominees to the Marquee Board immediately following the Effective Time. Accordingly, the following table sets forth the name, municipality of residence and office for each of the individuals that will be directors of Marquee following completion of the Arrangement, together with their principal occupation for the past five years, the date they were appointed to their position at Marquee and the number of Marquee Shares beneficially owned, or over which control or direction will be exercised immediately after the Effective Time. The individuals that will comprise the Marquee Board after giving effect to the Arrangement, as set forth below, will hold office until the next annual general meeting of Marquee Shareholders or until their respective successors have been duly elected or appointed.

Name and Residence	Position held with Marquee	Director Since	Principal Occupation for the Previous Five Years	Marquee Shares Beneficially Owned Directly or Indirectly
Richard M. Alexander Calgary, Alberta	Director	December 5, 2011	Mr. Alexander is the President and Chief Executive Officer and a Director of Parallel Energy Trust, a public oil and gas trust, and has served as a director of Marquee since December 5, 2011. From January 2008 to June 30, 2011, he was President and Chief Operating Officer of AltaGas Ltd., a public midstream company. Prior thereto he was the Executive Vice President, Chief Operating Officer and Chief Financial Officer of AltaGas Ltd. from January 2007 to January 2008.	300,300
Glenn R Carley Calgary, Alberta	Director	December 5, 2011	Mr. Carley is the President of Selinger Capital Inc., a private investment company and has served as a director of Marquee since December 5, 2011. Mr. Carley currently serves as the Chairman of Painted Pony Petroleum Ltd., a public oil and gas company. Mr. Carley had been Executive Chairman of Galleon Energy, an oil and gas company until August, 2011, and Chairman of Culane Energy Corp., a public oil and gas company, until February, 2011.	419,332
Dennis Feuchuk Calgary, Alberta	Director	June 22, 2010	Mr. Feuchuk has served as a director of Marquee since June 22, 2010. Prior thereto he was President and Chief Executive Officer of Base Oil & Gas Ltd., a public oil and gas company, from October 2009 to May 2011. He was Vice President, Finance and Chief Financial Officer of PrimeWest Energy Trust, an oil and gas trust, from October 2001 to June 2007.	604,560

Name and Residence	Position held with Marquee	Director Since	Principal Occupation for the Previous Five Years	Marquee Shares Beneficially Owned Directly or Indirectly
James H.T. Riddell Alberta, Canada	Proposed Director Nominee	(1)
From June 2002 to present, President and Chief Operating Officer of Paramount Resources Ltd., a public oil and gas company and from February 2010 to present, President and Chief Executive Officer of Trilogy Energy Corp., a public oil and gas company. Prior thereto, from February 2005 to February 2010, President and Chief Executive Officer of Trilogy Energy Ltd., a public oil and gas company.
				Nil
Dr. William J.F. Roach Alberta, Canada	Proposed Director Nominee	(1)
From January 1, 2012 to present, Chief Executive Officer of Cavalier Energy Inc., a private oil sands company. From October 2010 to December 31, 2011, Chief Executive Officer of Calera Corporation, a carbon capture company. Prior thereto, from October 2004 to October 2010, President and Chief Executive Officer of UTS Energy Inc., a public oil and gas company.
				Nil(2)
Richard Thompson Calgary, Alberta	President, Chief Executive Officer and Director	December 5, 2011	Mr. Thompson is the President and Chief Executive Officer of Marquee, serving in that capacity since December 5, 2011. Prior thereto he was the President and Chief Executive Officer of Marquee Petroleum Ltd., a public oil and gas company, since June 14, 2011. From August 2008 to September 2010 he was the Executive Vice-President and a director of Cequence Energy, a public oil and gas company.	1,465,913
Gregory G. Turnbull Alberta, Canada	Proposed Director Nominee	(1)	From July 2002 to present, a partner with the law firm of McCarthy Tétrault LLP.	Nil(3)
Notes:

(1)	Each of Messrs. Riddell, Roach and Turnbull will be appointed to the Marquee Board on the Effective Date.

(2)	Mr. Roach holds 10,000 Sonde Shares, for which he will receive approximately 3,400 Marquee Consideration Shares upon completion of the Arrangement.

(3)
Mr. Turnbull holds 50,000 Sonde Shares and Mr. Turnbull's spouse holds 20,000 Sonde Shares, for which he and his spouse will receive approximately 23,800 Marquee Consideration Shares upon completion of the Arrangement.

(4)	Committees of the Marquee Board are expected to be reconstituted after the completion of the Arrangement.
Immediately after the completion of the Arrangement, it is expected that the directors and executive officers of Marquee as a group will beneficially own, directly or indirectly, or exercise control or direction over 3,687,599 Marquee Shares representing approximately 4.4% of the issued and outstanding Marquee Shares. Immediately after the completion of the Arrangement, the directors and executive officers of Marquee, as a group, will hold stock options to purchase 2,604,227 Marquee Shares and, directly or indirectly or exercise control or direction over, share purchase warrants to purchase 770,401 Marquee Shares. If all such stock options and share purchase warrants were exercised, the directors and executive officers of Marquee, as a group, would beneficially hold, directly or indirectly, or exercise control or direction over approximately 8.0% of the issued and outstanding Marquee Shares.

Corporate Cease Trade Orders or Bankruptcies
To the knowledge of management of Marquee, except as disclosed below, no individual that will be a director or executive officer of Marquee upon completion of the Arrangement is, or has been, within the past 10 years before the date hereof, a director or executive officer of any issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days.

•
Mr. Riddell was a director and executive officer of Paramount Resources Ltd., the general partner of T.T.Y. Paramount Partnership No. 5, a limited partnership engaged in oil and gas exploration and development activities. A cease trade order against T.T.Y. Paramount Partnership No. 5 was issued by the Quebec Securities Commission in 1999 for failing to file its June 30, 1998 financial statements in Quebec. The cease trade order was revoked on April 9, 2008. T.T.Y. Paramount Partnership No. 5 was dissolved on July 21, 2008; and

•
Mr. Feuchuk was a director of Diversified Industries Ltd. ("Diversified"), a company which was listed on the TSXV. On January 6, 2011, the Alberta Securities Commission issued a cease trade order (the "Order") against Diversified due to its failure to file its audited annual financial statements and the related management discussion and analysis for the period ending August 31, 2010. In connection with the Order, Diversified was also suspended from trading on the TSXV. Diversified has since filed the required documentation and the Order was lifted by the Alberta Securities Commission effective February 25, 2011.

To the knowledge of management of Marquee, except as disclosed below, no individual that will be a director or executive officer of Marquee upon completion of the Arrangement, nor any Marquee Shareholder holding a sufficient number of Marquee Shares to affect materially the control of Marquee, is, or has been, within the past 10 years before the date hereof, a director or executive officer of any issuer that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

•
Messrs. Roach and Turnbull were appointed directors of Sonde in connection with the completion of the proceedings commenced by Sonde, Canadian Superior Trinidad and Tobago Limited and Seeker Petroleum Ltd. under the Companies' Creditors Arrangement Act pursuant to an order of the Court dated March 5, 2009;

•
Mr. Turnbull was a director of Action Energy Inc., a corporation engaged in the exploration, development and production of oil and gas in Western Canada. Action Energy Inc. was placed in receivership on October 28, 2009 by its major creditor and Mr. Turnbull resigned as a director immediately thereafter;

•
Mr. Riddell was a director of Jurassic Oil and Gas Ltd., a private oil and gas company, within one year of such company becoming bankrupt. Jurassic Oil and Gas Ltd.'s bankruptcy was subsequently annulled; and

•
Mr. Feuchuk was a director of Diversified, which filed a proposal to its creditors (the "Proposal") under the Bankruptcy and Insolvency Act (Canada) on December 2, 2010. The creditors unanimously accepted the Proposal on December 12, 2010 and the Supreme Court of British Columbia approved the Proposal on January 24, 2011. On February 8, 2012 the company completed its shares-for-debt transaction and the payments to creditors under the proposal to creditors were released by the trustee on February 8, 2012.

Personal Bankruptcies

To the knowledge of management of Marquee, no individual that will be a director or executive officer of Marquee upon completion of the Arrangement, nor any Marquee Shareholder holding a sufficient number of Marquee Shares to affect materially the control of Marquee, has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person's assets.

Penalties or Sanctions

To the knowledge of management of Marquee, no individual that will be a director or executive officer of Marquee upon completion of the Arrangement has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, other than penalties for late filing of insider reports; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Selected Pro Forma Financial Information
The following table sets out certain financial information for Marquee and the Western Canadian Business Unit on a pro forma combined basis for the year ended December 31, 2012. Additional information regarding the pro forma operating statements of Marquee and the Western Canadian Business Unit is set forth in the pro forma operating statements of Marquee attached as Appendix "F" to this Information Circular.

	Year Ended December 31, 2012
	Marquee	Western Canadian Business Unit(1)	Pro Forma Combined(2)
	($000s)
Revenue
Petroleum and natural gas sales	37,405	28,826	66,231

Royalties	(3,868)	(3,287)	(7,155)

	33,537	25,539	59,076

Operating and Transportation Expenses	(16,291)	(17,439)	(33,730)

Operating Income	17,246	8,100	25,346
Note:

(1)	See Appendix "E" which includes the audited operating statements of the Western Canadian Business Unit for the year ended December 31, 2012.
(2)    For Pro Forma adjustments, see Appendix "F" - Pro Forma Operating Statements of Marquee.

The following table sets out certain financial information for Marquee and the Western Canadian Business Unit on a pro forma combined basis for the nine months ended September 30, 2013.

	Nine Months Ended September 30, 2013
	Marquee	Western Canadian Business Unit(1)	Pro Forma Combined(2)
	($000s)
Revenue
Petroleum and natural gas sales	35,201	21,393	56,594

Royalties	(3,379)	(1,656)	(5,035)

	31,822	19,737	51,559

Operating and Transportation Expenses	(13,519)	(11,182)	(24,701)

Operating Income	18,303	8,555	26,858
Note:

(1)	See Appendix "E" which includes the unaudited operating statements of the Western Canadian Business Unit for the three and nine months ended September 30, 2013.

(2)	For Pro Forma adjustments, see Appendix "F" - Pro Forma Operating Statements of Marquee.

Selected Combined Operational Information
The following table sets out certain operational information for Marquee and the Western Canadian Business Unit on a pro forma combined basis after giving effect to the Arrangement. Additional information regarding the oil and gas reserves attributable to the Western Canadian Business Unit, as evaluated on behalf of Sonde by GLJ in the Sonde Reserves Report is set forth in the Sonde Reserves Summary that is incorporated by reference to this Information Circular. Additional information regarding the oil and gas reserves attributable to Marquee, as evaluated on behalf of Marquee by Sproule Associates Ltd., is set forth under the statement "Statement of Reserves Data and other Oil and Gas Information" in the Marquee AIF incorporated by reference to this Information Circular. The pro forma combined reserves information for the year ended December 31, 2012 set forth below is based upon the oil and gas reserves attributable to Marquee as evaluated by Sproule in the Marquee AIF. Sonde does not assume any responsibility for the accuracy or completeness of such information or the failure by Marquee to disclose events which may occur or may affect the completeness or accuracy of such information. The pro forma combined oil and gas production for the nine months ended September 30, 2013 set forth below is derived from Marquee's management discussion & analysis for the period ending September 30, 2013. Sonde accepts no responsibility for the accuracy or completeness of the information contained in Marquee’s management discussion & analysis for the period ending September 30, 2013.

	Marquee	Western Canadian Business Unit	Pro Forma Combined(2)
Oil and Gas Production(1)
Oil and NGLs (Bbls/d)	1,388	671	2,059
Natural Gas (Mcf/d)	5,014	7,868	12,882
Total (BOE/d)	2,224	1,982	4,206
% Oil and NGL	62	34	49
Oil and Gas Reserves(3)(4)
Proved Producing (MBOE)	3,744	4,067	7,811
Total Proved (MBOE)	6,493	5,066	11,559
Proved plus Probable (MBOE)	11,945	9,432	21,377
Net Present Value of Future Net Revenue Before Income Tax Discounted at 10% per year(3)
Proved Producing ($000s)	69,709	52,800	122,509
Total Proved ($000s)	91,027	58,099	149,126
Proved plus Probable ($000s)	140,534	109,125	249,659
Notes:

(1)
Oil and Gas Production represents the actual production of Marquee and Sonde for the nine months ended September 30, 2013. Marquee’s actual production was derived from its management discussion & analysis for the period ending September 30, 2013. Sonde's actual production was derived from its management discussion & analysis for the period ending September 30, 2013. Sonde accepts no responsibility for the accuracy or completeness of the information contained in Marquee’s management discussion & analysis for the period ending September 30, 2013.

(2)	The numbers in this column were calculated by adding the numbers in Marquee's column with the numbers in the Western Canadian Business Unit column.

(3)
Reserves and values presented for Marquee are derived from the Marquee Reserves Report. Reserves and values presented for the Western Canadian Business Unit are derived from the Sonde Reserves Report. Neither the Marquee Reserves Report nor the Sonde Reserves Report has been adjusted to reflect changes in reserves occurring after December 31, 2012, as a result of production, drilling, the sale of minor non-core assets or other events. Approximately 1% of Sonde's Total Proved Plus Probable reserves were sold by Sonde in July 2013 to an arm's length party via Sonde's sale of certain Montney and Duvernay exploratory acreage.

(4)	Reserves presented are gross reserves using forecast price and costs assumptions.

Pro Forma Capitalization
The following table sets forth the consolidated capitalization of Marquee as at September 30, 2013 on a pro forma basis after giving effect to the completion of the Arrangement. For detailed information on the total debt and outstanding share capitalization of Marquee as at September 30, 2013, see the unaudited interim financial statements of Marquee as at and for the nine months ended September 30, 2013 of Marquee, which are incorporated by reference to this Information Circular.

	Marquee as at December 31, 2012	Marquee as at September 30, 2013	Pro Forma as at September 30, 2013 after giving effect to the Arrangement and Private Placement(1)
	($000, except share amounts)
Credit Facility(2)(3)
Authorized	70,000	70,000	85,000
Drawn	37,477	42,150	60,165

Shareholder Capital
Shareholders' Equity	91,412,669	88,286,595	109,719,138(4)
Common Shares(5)	54,661,156	54,646,156	84,489,147
Preferred Shares	Nil	Nil	Nil
Notes:

(1)
On November 26, 2013 Marquee completed the private placement of: (i) 8,000,500 Marquee Shares issued on a flow through basis in respect of Canadian exploration expenses at a price of $0.95 per share and (ii) 660,000 Marquee Shares issued on a flow through basis in respect of Canadian development expenses at a price of $0.90 per share for net proceeds of approximately $7.6 million after payment of the underwriters' fees and expenses but prior to the payment of other expenses of the offering.

(2)
As at September 30, 2013, Marquee had a borrowing base of $70 million, comprising a $54 million revolving operating demand loan ("operating loan") and an acquisition/development demand loan ("A&D loan") of up to $16 million. As at December 31, 2012, Marquee had drawn $33,476,652 on the operating loan and $4,000,000 on the A&D loan. As at September 30, 2013, Marquee had drawn $42,150,072 on the operating loan and nil on the A&D loan. The credit facility is secured by a general assignment of book debts and a $150,000,000 debenture with a floating charge over all assets of Marquee with an undertaking to provide fixed charges on Marquee’s producing petroleum and natural gas properties at the request of the bank. Marquee is subject to certain reporting and financial covenants that require (i) Marquee to maintain a working capital ratio of at least 1:1 (for the purposes of the covenant, bank debt and the fair value of any commodity contracts are excluded and the unused portion of the operating loan is added to current assets); and (ii) Marquee not hedge greater than 60% of gross production volumes for any specific commodity based on volumes as at the fiscal quarter most recently ended. As at September 30, 2013, Marquee was in compliance with the terms of its credit facility.

(3)
In connection with completion of the Arrangement, Marquee expects to increase its borrowing base to $85 million under its credit facilities, which is expected to comprise a $70 million revolving operating demand loan and a $15 million acquisition/development loan.

(4)	Exclusive of the flow-through component and share issue costs.

(5)
Does not include a total of: (i) 3,475,038 Marquee Shares that are reserved for issuance upon exercise of outstanding Marquee stock options; and (ii) 1,679,835 Marquee Shares that are reserved for issuance upon exercise of outstanding Marquee warrants.

RISK FACTORS
Risk Factors Relating to the Arrangement
Completion of the Arrangement is subject to certain risks. In addition to the risk factors incorporated by reference into this Information Circular, the following are additional and supplemental risk factors which Sonde Shareholders should carefully consider before making a decision to approve the Arrangement Resolution.

Sonde and Marquee may not satisfy all regulatory requirements or obtain the necessary approvals for completion of the Arrangement on satisfactory terms or at all
Completion of the Arrangement is subject to the approval of the Court, the satisfaction of certain regulatory requirements and the receipt of all necessary regulatory and Sonde Shareholder approvals and third-party consents. There can be no certainty, nor can Sonde provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied or if they will be satisfied on satisfactory terms. The requirement to take certain actions or to agree to certain conditions to satisfy such requirements or obtain any such approvals may have a Material Adverse Effect on the business and affairs of Marquee or Sonde or the trading price of the Marquee Shares or the Consolidated Sonde Shares, after completion of the Arrangement.
The Arrangement Agreement may be terminated in certain circumstances, including in the event of a Material Adverse Change in the Western Canadian Business Unit or Marquee
Each of Sonde and Marquee has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can either Party provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement. For example, Sonde has the right, in certain circumstances, to terminate the Arrangement Agreement if a Material Adverse Change occurs with respect to Marquee. Although a Material Adverse Change excludes certain events that are beyond the control of the Parties, there is no assurance that a change constituting a Material Adverse Change in either of Marquee or the Western Canadian Business Unit will not occur before the Effective Date, in which case either Sonde or Marquee, as applicable, could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. Additionally, provided Sonde pays Marquee $2 million as a Marquee Damages Event, Sonde has the right to terminate the Arrangement Agreement if the Sonde Board cannot conclude, in its sole discretion, that there is no reasonable likelihood that consummation of the Arrangement will: (i) place at material risk, Sonde's title to the assets of the North African Business Unit; or (ii) give rise to a material adverse change to the operations or future business prospects of the North African Business Unit. See "The Arrangement - The Arrangement Agreement - Sonde Termination Fees".
The market price for the Sonde Shares and/or the Marquee Shares may decline
If the Arrangement Resolution is not approved by the Sonde Shareholders or the Arrangement is not completed for any other reason, the market price of the Sonde Shares may decline to the extent that the current market price of the Sonde Shares reflects a market assumption that the Arrangement will be completed. If the Arrangement Resolution is not approved by the Sonde Shareholders and the Sonde Board decides to seek another business combination, there can be no assurance that Sonde will be able to find a transaction as attractive to Sonde as the Arrangement.
Sonde will receive a fixed number of Marquee Consideration Shares under the Arrangement, rather than Marquee Shares with a fixed market value. As such, if there is a decline in the trading price of the Marquee Shares on the TSXV, the market value of the Marquee Consideration Shares could be materially less than the market value at the dates referenced in this Information Circular. For example, during the 12-month period ending as of the date of this Information Circular, the closing price of the Marquee Shares on the TSXV varied from a low of $0.42 to a high of $0.97. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Marquee, market assessments of the likelihood that the Arrangement will be consummated, regulatory considerations, general market and economic conditions, commodity price changes and other factors over which Marquee has no control.
There are risks related to the integration of the Western Canadian Business Unit and Marquee's existing businesses
The ability of Marquee to realize the benefits of the Arrangement including, among other things, those set forth in this Information Circular, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Marquee's ability to realize the anticipated growth opportunities and synergies from integrating the Western Canadian Business Unit and Marquee's business following completion of the Arrangement. This integration will require the dedication of substantial Marquee management effort, time and resources which may divert Marquee management's focus and resources from other strategic opportunities following completion of the Arrangement. The integration process may result in the loss of key employees of Marquee and the disruption of ongoing business, customer and employee relationships that may adversely affect the ability of Marquee to achieve the anticipated benefits of the Arrangement.
Sonde and Marquee may not realize the anticipated benefits of the Arrangement
Sonde is proposing to complete the Arrangement to allow Sonde to focus its management and financial resources exclusively on the continued development of the Zarat Field and the growth of Sonde as a pure-play in North Africa. Achieving these benefits of the Arrangement depends in part on the ability of Sonde to effectively capitalize on the streamlined business of Sonde, post-Arrangement, and attract financing on satisfactory terms. A variety of factors, including those risk factors set forth in the Sonde AIF and below, may adversely affect the ability of Sonde to achieve the anticipated benefits of the Arrangement.
Sonde is also proposing to complete the Arrangement to allow Sonde Shareholders to preserve the upside of the Western Canadian Business Unit via receiving Marquee Consideration Shares, which will allow Sonde Shareholders to continue to participate in the growth-oriented, oil-focused portfolio operated by Marquee. Achieving this particular benefit of the Arrangement depends in part on the ability of Marquee to effectively capitalize on its scale, scope and leadership position in its industry, to realize its anticipated capital and operating synergies, to profitably sequence the growth prospects of its assets base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of the Arrangement. A variety of factors, including those risk factors set forth under "Risk Factors" in the Marquee AIF, which is incorporated by reference herein, may adversely affect the ability of Marquee, and, in turn, the Sonde Shareholders, to achieve the anticipated benefits of the Arrangement.
Following the Arrangement, the trading price of the Sonde Shares and the Marquee Shares may be volatile
The trading prices of the Sonde Shares and the Marquee Shares have been and may continue to be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including:

•	changes in the market prices for oil and natural gas;

•	current events affecting the economic situation in Canada, the United States and internationally;

•	trends in the oil and gas industry;

•	regulatory and/or government actions;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings;

•	the economics of current and future projects of Sonde and Marquee;

•	quarterly variations in operating results;

•	the operating and security price performance of other companies, including those that investors may deem comparable;

•	the issuance of additional equity securities by Sonde or Marquee, or the perception that such issuance may occur; and

•	purchases or sales of blocks of Sonde Shares or Marquee Shares.
Part of this volatility may be attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of Sonde Shares and Marquee Shares, regardless of the relative operating performance and could cause the market price of such securities to decline.
Following completion of the Arrangement, each of Sonde and Marquee may issue additional equity securities
Following completion of the Arrangement, each of Sonde and Marquee may issue equity securities to finance its activities, including, but not limited to, for the purpose of financing future acquisitions. If either Sonde or Marquee were to issue securities, a holder of such securities may experience dilution in the cash flow or earnings per share of Sonde or Marquee. Moreover, as the intention to issue additional equity securities becomes publicly known, the Sonde Share or Marquee Share price may be materially adversely affected.
Risk Factors Relating to Marquee and the Western Canadian Business Unit
Risk factors related to the businesses of both Marquee and the Western Canadian Business Unit will generally continue to apply following completion of the Arrangement and an investment in Marquee Shares as a result of the combination of Marquee and the Western Canadian Business Unit will be subject to such risks. The risks associated with Marquee are described under the heading "Risk Factors" in the Marquee AIF and are incorporated by reference into this Information Circular and the risks associated with the Western Canadian Business Unit are described on pages 32 to 41 inclusive of the Sonde AIF, which pages are incorporated by reference into this Information Circular.
Risk Factors Relating to Sonde after completion of the Arrangement
An investment in Consolidated Sonde Shares as a result of the sale of the Western Canadian Business Unit will be subject to certain risks. The risks associated with Sonde's North African Business Unit will generally continue to apply and are described on pages 32 to 41 inclusive of the Sonde AIF (which pages are incorporated by reference into this Information Circular) including, in particular, the following:
Substantial Capital Requirements to Fund Work Commitments
Sonde has significant work commitments in connection with the EPSA in North Africa. Under the EPSA, Sonde is obligated to drill three exploration wells, one each year, due December 23, 2013, 2014 and 2015. In addition, the EPSA provides for the acquisition and processing of 200 square kilometers of 3D seismic in the Libyan sector of the Joint Oil Block, estimated to cost US$3.5 million, beginning in the fourth quarter of 2013. The EPSA provides for the payment of liquidated damages for non-fulfillment of the minimum work program of US$15.0 million per exploration well. Sonde has provided a corporate guarantee to a maximum of US$45.0 million to secure its minimum work program obligations under the EPSA. The potential cost of drilling the three wells could exceed US$100.0 million.
While Sonde is currently in discussions with Joint Oil with respect to the timing of its minimum work program commitments under the EPSA, there can be no assurance that any extension of the timing will be granted by Joint Oil and, as such, Sonde may be required to pay in the near term the US$15.0 million liquidated damages payment associated with the first of the commitment exploration wells which will not be drilled by December 23, 2013 as required by the EPSA. As at the date of this Information Circular, Sonde has cash and working capital balances of approximately $20 million and will receive an additional $15 million of cash upon completion of the Arrangement. Upon completion of the Arrangement, Sonde's $25.0 million demand revolving credit facility, which is secured by the Western Canadian Business Unit, will be cancelled and Sonde will not have access to a replacement facility.

Sonde continues to work with Joint Oil and the other parties on finalizing the unitization and unit plan of development for the Zarat Field by the end of 2013. Management of Sonde believes that the work completed on the Joint Oil Block to date combined with an approved plan of development and ratified unit agreement for the Zarat Field and the fact that Sonde will be a pure-play international exploration and development company following the Arrangement, will enhance its ability to obtain a partner, external funding or both for Zarat Field development and the Joint Oil Block exploration commitments. However, there can be no assurance that Sonde will be able to complete a farmout, joint venture or other financing arrangement for the Joint Oil Block at all or on terms acceptable to Sonde. The inability of Sonde to access sufficient financing arrangements for the Zarat Field development and the Joint Oil Block exploration commitments could have a material adverse effect on Sonde's financial condition, results of operations and prospects.
Contingent Resources
References to "contingent resources" do not constitute, and should be distinguished from, references to "reserves". Reserves are estimated remaining quantities of crude oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Contingent resources are those quantities of crude oil and natural gas estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The contingencies that prevent the classification of reserves are economic, legal and political. See "Information Concerning Sonde After Giving Effect to the Arrangement - Contingent Resources". While Sonde, continues to work towards finalizing a unitization agreement and plan of development for the Zarat Field so that reserves are capable of being assigned for the Joint Oil Block, these milestones are outside of the control of Sonde and there is a risk that they may not be achieved. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.
GENERAL PROXY MATTERS
Date, Time and Place of Meeting
The Meeting will be held at 9:00 a.m. (Calgary time) on December 30, 2013 in the Macleod Room at the offices of Norton Rose Fulbright Canada LLP, Suite 3700, 400 - Third Avenue SW, Calgary, Alberta.
General
This Information Circular is furnished in connection with the solicitation of proxies by management of Sonde for use at the Meeting at the place and for the purposes set out in the accompanying Notice of Meeting. As a Sonde Shareholder, you are invited to be present at the Meeting. To ensure that you will be represented at the Meeting in the event that you are a registered Sonde Shareholder and unable to attend personally, you are requested to date, complete and sign the accompanying instrument of proxy enclosed herewith and return the same by mail or courier to Valiant Trust Company, the registrar and transfer agent of the Sonde Shares in the enclosed postage prepaid envelope or by hand delivery to Valiant Trust Company at 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, or by facsimile, at (403) 233-2857. All proxies and voting instructions must be received by Valiant Trust Company by no later than 9:00 a.m. (Calgary time) on December 27, 2013 or one Business Day preceding the date of any adjournment. Proxies may also be voted by telephone or through the Internet at www.valianttrust.com to transmit their voting instructions. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting in his discretion, without notice.
If you are not a registered Sonde Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

All costs of this solicitation of proxies by management will be borne by Sonde, except as set out below. In addition to the solicitation of proxies by mail, officers and certain employees of Sonde may solicit proxies personally by telephone or other telecommunication but will not receive additional compensation for doing so.
QUORUM
A quorum at the Meeting shall be at least two persons present in person and holding or representing by proxy not less than 10% of the votes entitled to be cast.
ADVICE TO BENEFICIAL HOLDERS OF SONDE SHARES
The information set forth in this section is of significant importance to many Sonde Shareholders, as a substantial number of Sonde Shareholders do not hold Sonde Shares in their own name. Sonde Shareholders who do not hold their Sonde Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Sonde Shareholders whose names appear on the records of Sonde as the registered Sonde Shareholders can be recognized and acted upon at the Meeting. If Sonde Shares are listed in an account statement provided to a Sonde Shareholder by a broker, then in almost all cases those Sonde Shares will not be registered in the Sonde Shareholder's name on the records of Sonde. Such Sonde Shares will more likely be registered under the names of the Sonde Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Depository and Clearing Services Inc., which acts as nominee for many Canadian brokerage firms). Sonde Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Sonde Shares for the broker's clients. Therefore, Sonde Beneficial Shareholders should ensure that instructions respecting the voting of their Sonde Shares are communicated to the appropriate person.
Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Sonde Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Sonde Beneficial Shareholders in order to ensure that their Sonde Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Sonde Shareholders; however, its purpose is limited to instructing the registered Sonde Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. ("Broadridge"). Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or visit www.proxyvote.com to vote the Sonde Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Sonde Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Sonde Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Sonde Shares voted.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Sonde Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for a registered Sonde Shareholder and vote the Sonde Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Sonde Shares as proxyholder for a registered Sonde Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

APPOINTMENT AND REVOCATION OF PROXIES
Enclosed herewith is a form of proxy for use at the Meeting. The persons named in the form of proxy are directors and/or officers of Sonde. A Sonde Shareholder submitting a proxy has the right to appoint a nominee (who need not be a Sonde Shareholder) to represent such Sonde Shareholder at the Meeting other than the persons designated in the enclosed form of proxy by inserting the name of the chosen nominee in the space provided for that purpose on the form of proxy and by striking out the printed names.
A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is signed by the Sonde Shareholder or by the Sonde Shareholder's attorney authorized in writing or, if the Sonde Shareholder is a corporation, it must be executed by a duly authorized officer or attorney thereof.
All proxies must be deposited with Valiant Trust Company, the registrar and transfer agent of the Sonde Shares, by no later than 9:00 a.m. (Calgary time) on December 27, 2013 or one Business Day preceding the date of any adjournment. Registered Shareholders may deposit their proxies by:

1.	delivering their proxy to Valiant Trust Company at 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1;

2.	faxing their proxy to Valiant Trust Company at (403) 233-2857; or

3.
using the internet site at www.valianttrust.com to transmit their voting instructions. Sonde Shareholders should have the form of proxy in hand when they access the web site. Sonde Shareholders will be prompted to enter their Control Number, which is located on the form of proxy. The website may be used to appoint a proxy holder to attend and vote on a Sonde Shareholder's behalf at the Meeting and to convey a Sonde Shareholder's voting instructions.

A registered Sonde Shareholder who has given a proxy may revoke it prior to its use, in any manner permitted by law, including by instrument in writing, executed by the Sonde Shareholder or by his or her attorney authorized in writing or, if the Sonde Shareholder is a corporation, executed by a duly authorized officer or attorney thereof, and deposited at the registered office of Sonde at any time up to and including the last Business Day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.
If a registered Sonde Shareholder has voted using the internet and such Sonde Shareholder wishes to change their appointment or change their voting instruction, the Sonde Shareholder must resubmit their proxy or voting instruction prior to the deadline noted above. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.
VOTING OF PROXIES
All Sonde Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Sonde Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon. The enclosed form of proxy confers discretionary authority upon the persons named therein. If any other business or amendments or variations to matters identified in the Notice of Meeting properly come before the

Meeting, then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit, in accordance with their best judgment.
At the time of the printing of this Information Circular, the management of Sonde knew of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Sonde Board has fixed November 30, 2013 as the record date. Sonde Shareholders at the close of business on November 30, 2013 are entitled to receive notice of the Meeting and to vote thereat or at any adjournments thereof on the basis of one vote for each Sonde Share held, except to the extent that: (i) a registered Sonde Shareholder has transferred the ownership of any Sonde Shares subsequent to November 30, 2013; and (ii) the transferee of those Sonde Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Sonde Shares and demands, not later than 10 days before the Meeting, that his or her name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Sonde Shares at the Meeting. The transfer books will not be closed.
As of November 29, 2013, 62,301,446 Sonde Shares were issued and outstanding as fully paid and non-assessable.
As of November 29, 2013, to the knowledge of the directors and executive officers of Sonde, there are no persons or companies who beneficially own, directly or indirectly, or control or direct Sonde Shares carrying 10% or more of the voting rights attached to all of the Sonde Shares, except as set forth below:

Name	Voting Securities Held	Percentage of Voting Securities Held
Clayton H. Riddell	8,117,355 Sonde Shares(1)	13.0
Note:

(1)
Includes 225,000 Sonde Shares held personally, 7,700,000 Sonde Shares held by Treherne Resources Ltd., a private company controlled by Mr. Clayton H. Riddell and 192,355 Sonde Shares held by the Riddell Family Charitable Foundation.

As of November 29, 2013, the directors and executive officers of Sonde, as a group, beneficially owned, directly or indirectly, or exercised control and direction over approximately 279,000 Sonde Shares, representing less than 1% of the issued and outstanding Sonde Shares. As of November 29, 2013, the directors and executive officers of Sonde, as a group, beneficially owned, directly or indirectly, approximately 1,400,000 options to purchase Sonde Shares issuable pursuant to the stock option plan of Sonde. If all such stock options were exercised, the directors and executive officers of Sonde, as a group, would hold approximately 3% of the then issued and outstanding Sonde Shares (on a fully diluted basis).
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as disclosed herein, neither Sonde nor any director or officer of Sonde, nor any other insider of Sonde, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended December 31, 2012, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect Sonde.
LEGAL MATTERS
Certain legal matters in connection with the Arrangement will be passed upon on behalf of Sonde by Norton Rose Fulbright Canada LLP. As of the date of this Information Circular, the partners and associates of Norton Rose Fulbright Canada LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Sonde Shares.

AUDITORS
The auditors of Sonde are Deloitte LLP, Chartered Accountants, 700 - 850, 2nd Street SW, Calgary, Alberta, T2P 0R8.
OTHER BUSINESS
Management of Sonde is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Sonde Shares represented thereby in accordance with their best judgment on such matter.
ADDITIONAL INFORMATION
Additional information relating to Sonde is available on SEDAR at www.sedar.com. Financial information is contained in Sonde's audited financial statements for the year ended December 31, 2012 and Management Discussion & Analysis ("MD&A"). In addition, a Sonde Shareholder may obtain copies of Sonde's audited financial statements for the year ended December 31, 2012 and MD&A by contacting Rene Beaumier, Chief Financial Officer of Sonde, by mail at 3100, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6, by telephone at (403) 294-1411 or by email at rbeaumier@sonderesources.com.

CONSENTS
Consent of FirstEnergy Capital Corp.
We have read the management information circular (the "Circular") of Sonde Resources Corp. ("Sonde") dated November 29, 2013 relating to a proposed plan of arrangement involving Sonde, the shareholders of Sonde, 1771538 Alberta Ltd. and Marquee Energy Ltd.
We hereby consent to the use of and reference to our firm name in the Circular and to the reference to our verbal opinion to the board of directors of Sonde on November 4, 2013 and to our fairness opinion dated November 29, 2013, contained under the headings "Summary - Approval and Recommendation of the Sonde Board", "Summary - Fairness Opinion", "Background to the Arrangement - Fairness Opinion", "Background to the Arrangement - Recommendation of the Sonde Board", "Interests of Certain Persons in the Arrangement - Other Interests" and the inclusion of the text of our fairness opinion dated November 29, 2013 as Appendix "D" to the Circular. Our fairness opinion was given as at November 29, 2013 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the directors of Sonde shall be entitled to rely upon our opinion.

(Signed) "FirstEnergy Capital Corp."
Calgary, Alberta
November 29, 2013

APPENDIX "A" - ARRANGEMENT RESOLUTION
BE IT RESOLVED THAT:

1.
The arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving Sonde Resources Corp. ("Sonde"), 1771538 Alberta Ltd., the holders (the "Sonde Shareholders") of common shares of Sonde and Marquee Energy Ltd. ("Marquee") substantially as set out in the plan of arrangement (the "Plan of Arrangement") attached as Exhibit "A" to Appendix "C" to the information circular of Sonde dated November 29, 2013, is hereby authorized, approved and adopted.

2.	The Plan of Arrangement is hereby authorized, approved and adopted.

3.
The arrangement agreement between Sonde, 1771538 Alberta Ltd., Marquee and 1775412 Alberta Ltd. dated as of November 4, 2013, as amended and restated on November 25, 2013 (collectively, the "Arrangement Agreement"), and all transactions contemplated therein, the actions of the directors of Sonde in approving the Arrangement and the actions of the directors and officers of Sonde in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified, confirmed and approved.

4.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Sonde Shareholders in accordance with the interim order of the Court of Queen's Bench of Alberta (the "Court") or that the Arrangement has been approved by the Court, the directors of Sonde are hereby authorized and empowered, without further approval of the Sonde Shareholders: (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement, as the case may be; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.
Any one director or officer of Sonde is hereby authorized and directed for and on behalf of and in the name of Sonde to execute, under the seal of Sonde or otherwise, and to deliver for filing to the Registrar of Corporations under Section 193 of the ABCA all such documents as are necessary or desirable to give effect to the Plan of Arrangement in accordance with the Arrangement Agreement.

6.
Any one director or officer of Sonde is hereby authorized and directed for and on behalf of and in the name of Sonde to execute or cause to be executed, under the seal of Sonde or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX "B" - INTERIM ORDER

FILE NUMBER	1301-13894	Clerk's Stamp

COURT	COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

APPLICANT	SONDE RESOURCES CORP.

IN THE MATTER OF Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended
AND IN THE MATTER OF a proposed arrangement involving Sonde Resources Corp., its shareholders, 1771538 Alberta Ltd. and Marquee Energy Ltd.

DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT	NORTON ROSE FULBRIGHT3700 Devon Tower 400 Third Avenue SW Calgary, Alberta T2P 4H2 Phone: 403-267-8140 Fax: 403-264-5973 Attention: Steven H. Leitl File No. 01139757-0030
DATE ON WHICH ORDER WAS PRONOUNCED:     Thursday, November 28, 2013
NAME OF JUDGE WHO MADE THIS ORDER:        The Honourable Justice K.D. Yamauchi

UPON Originating Application of Sonde Resources Corp. ("Sonde") for an Order pursuant to Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9 as amended (the "ABCA") in connection with a proposed arrangement under Section 193 of the ABCA (the "Arrangement") involving (i) Sonde; (ii) the holders (the "Sonde Shareholders") of common shares of Sonde ("Sonde Shares"); (iii) 1771538 Alberta Ltd. ("NumberCo"); and (iv) Marquee Energy Ltd. ("Marquee");
AND UPON the application for an interim order giving direction for, among other things, the calling and holding of a meeting of Sonde Shareholders to consider and vote upon the proposed Arrangement;

AND UPON reading the Originating Application and the Affidavit of Rene Beaumier, Chief Financial Officer of Sonde, sworn November 27, 2013 (the "Affidavit") and the documents referred to therein;
AND UPON hearing counsel for Sonde;
AND UPON hearing counsel for Marquee;
AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application as required by subsection 193(8) of the ABCA and that the Executive Director neither consents to nor opposes this application;
FOR THE PURPOSES OF THIS ORDER:

(a)
all references to the "Arrangement" used herein means the Arrangement proposed by Sonde, as set forth in the plan of arrangement ("Plan of Arrangement") attached as Exhibit A to the Amended and Restated Arrangement Agreement dated November 25, 2013, which is attached as Appendix C to the management information circular of Sonde to be dated November 29, 2013 attached as Exhibit "A" to the Affidavit (the "Information Circular"); and

(b)	the capitalized terms not defined in this Order shall have the meanings attributed to them in the Glossary of Terms in the Information Circular.
IT IS HEREBY ORDERED AND DIRECTED THAT:
General

1.	Sonde shall seek approval of the Arrangement by the Sonde Shareholders in the manner set forth below.

Meeting of the Sonde Shareholders

2.
Sonde shall call and conduct a special meeting of the Sonde Shareholders (the "Sonde Meeting") to be held on or about December 30, 2013 for the purpose of, among other things, considering and voting upon a special resolution approving the Arrangement, substantially in the form set forth in Appendix A to the Information Circular, and such other business as may properly be brought before the Sonde Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

3.	Subject to the express provisions of this Order, the Sonde Meeting shall be called and conducted in accordance with the articles and bylaws of Sonde and the ABCA.

4.
The Arrangement Resolution approving the Arrangement must be passed by at least 66 ⅔% of the votes cast by Sonde Shareholders present in person or represented by proxy at the Sonde Meeting, each Sonde Shareholder being entitled to one vote for each Sonde Share held.

5.
The record date for the Sonde Meeting shall be the close of business on November 30, 2013 (the "Record Date"). Only Sonde Shareholders whose names have been entered on the share register of Sonde on the close of business on the Record Date will be entitled to receive notice of and to vote at the Sonde Meeting, provided that, to the extent a Sonde Shareholder transfers the ownership of any Sonde Shares after the Record Date and the transferee of those securities establishes ownership of such securities and demands, not later than 10 days before the Sonde Meeting, to be included in the list of Sonde Shareholders eligible to vote at the Sonde Meeting, such transferee will be entitled to vote those securities at the Sonde Meeting.

6.
The advertisement of the Record Date in the Globe and Mail newspaper on November 27, 2013 and the publication of the Record Date in a notice available on the SEDAR website operated by the Canadian Securities Administrators and CDS Inc. ("SEDAR") on November 20, 2013 shall constitute good and sufficient notice of the Record Date for purposes of the ABCA.

7.
A quorum at the Sonde Meeting shall be two persons either present in person or represented by proxy at the Sonde Meeting and representing in the aggregate not less than 10% of the votes attached to outstanding Sonde Shares.

8.
To be effective, proxies and voting instructions must be received by Sonde's transfer agent and registrar in the manner described in the Information Circular by no later than 9:00 a.m. (Calgary time) on December 27, 2013 or one Business Day preceding the date of any adjournment of the Sonde Meeting. Notwithstanding the foregoing, the Chairman of the Sonde Meeting shall have the discretion to accept proxies received after such deadline.

Dissent Rights

9.
The registered Sonde Shareholders are, subject to the provisions hereof and the Plan of Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

10.	In order for a registered holder of Sonde Shares to exercise such rights of dissent:

(a)
a written objection to the Arrangement Resolution must be received by Sonde, c/o Norton Rose Fulbright Canada LLP, Suite 3700, 400 - Third Avenue SW, Calgary, Alberta, T2P 4H2, Attention: Steven H. Leitl, not later than 12:00 p.m. (Calgary time) on December 24, 2013 or, in the case of any adjournment or postponement of the Sonde Meeting, no later than 12:00 p.m. (Calgary time) on the second Business Day immediately preceding the date of the Sonde Meeting;

(b)	a dissenting Sonde Shareholder shall not have voted any of his or her Sonde Shares in favour of the Arrangement Resolution, either by proxy or in person ; and

(c)	the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by this Order.

11.	A vote against the Arrangement Resolution or an abstention shall not constitute the written objection required by subparagraph 10(a) of this Order.

12.	The fair value of the Sonde Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the Sonde Shareholders.

13.	To the extent the provisions of Section 191 of the ABCA are inconsistent with Article 4 of the Plan of Arrangement, the provisions of Article 4 shall apply.

14.
Notice to the Sonde Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Sonde Shares shall be good and sufficiently given by including information with respect thereto in the Information Circular to be sent to Sonde Shareholders in accordance with paragraph 15 of this Order.

Notice of the Sonde Meeting

15.
The Information Circular, substantially in the form set forth in Exhibit "A" to the Affidavit filed herein, with such amendments thereto as counsel for Sonde may determine to be necessary or desirable (provided that such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Sonde Meeting, to the Sonde Shareholders (excluding those Sonde Shareholders described in paragraph 17) at the address for such holders as they appear in the records of Sonde and to the directors and auditors of Sonde. In calculating the 21 day period, the date of mailing shall be included and the date of the Sonde Meeting shall be excluded.

16.
The accidental omission to give notice of the Sonde Meeting, or the non-receipt of such notice by one or more of the aforesaid persons, shall not invalidate any resolution passed or proceedings taken at the Sonde Meeting.

17.
Sonde is not required to mail the Meeting Materials to an aggregate of 48 registered Sonde Shareholders (the "Unreachable Shareholders") as listed on the attached Exhibit A, owning, in the aggregate, 8,265 Sonde Shares. The Unreachable Shareholders have had 3 or more pieces of mail returned as undeliverable to Sonde's registrar and transfer agent. Sonde has no reasonable method to track down the Unreachable Shareholders' current addresses.

18.
The mailing of the Information Circular in accordance with the provisions of this Order shall constitute good and sufficient service in respect of the Application upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and service of the Application and the Affidavit is dispensed with, except for service thereof on the Executive Director.

Adjournments and Postponements

19.
Sonde, if it deems it to be advisable, may adjourn or postpone the Sonde Meeting on one or more occasions and for such period(s) of time as Sonde deems advisable, without the necessity of first convening such Sonde Meeting or first obtaining any vote of Sonde Shareholders respecting the adjournment or postponement, and notice of such adjournment or postponement shall be given by press release, newspaper advertisement or by such other method as determined to be the most appropriate method of communication by the board of directors of Sonde (provided that such authorization shall not derogate from the rights of the other parties to the Arrangement Agreement). If the Sonde Meeting is adjourned or postponed in accordance with this Order, the references to the Sonde Meeting in this Order shall be deemed to be the Sonde Meeting as adjourned or postponed.

Amendments to the Plan of Arrangement

20.
Sonde, NumberCo and Marquee are authorized to make such amendments, revisions or supplements to the Plan of Arrangement as they may together determine necessary or desirable, provided that such amendments are made in accordance with and in the manner contemplated by the Plan of Arrangement. The Arrangement as so amended, revised or supplemented shall be deemed to be the Arrangement submitted to the Sonde Meeting and the subject of the Arrangement Resolution.

Amendments to Information Circular

21.
Sonde is hereby authorized to make such amendments, revisions or supplements ("Additional Information") to the Information Circular, Notice of Special Meeting of Shareholders and Notice of Originating Application as it may determine, and Sonde may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances.  Without limiting the generality of the foregoing, if any material change or material fact arises between the date hereof and the date of the Sonde Meeting, which change or fact, if known prior to mailing of the Information Circular, would have been disclosed in the Information Circular, then:

(a)
Sonde shall advise the Sonde Shareholders of the material change or material fact by disseminating a news release (the "News Release"), through a newswire service approved by the Toronto Stock Exchange and filing a copy of the News Release, under Sonde's issuer profile, through SEDAR;

(b)
if the Additional Information constitutes a material change under applicable securities legislation Sonde shall, as soon as practicable, and in any event not later than the earlier of: (i) 10 days following the date on which the change occurs; and (ii) two Business Days prior to the Meeting, including any adjournment thereof, file a Form 51-102F3 Material Change Report (the "Material Change Report") with respect to the material change; and

(c)
provided that the News Release and Material Change Report, as applicable, describes the applicable material change or material fact in reasonable detail, Sonde shall not be required to deliver an amendment to the Information Circular to Sonde Shareholders or otherwise give notice to the Sonde Shareholders of the material change or material fact other than dissemination and filing of the News Release and Material Change Report, as applicable, as aforesaid.

Final Application

22.
Subject to further Order of this Court and provided that the Sonde Shareholders have approved the Arrangement in the manner prescribed hereby, Sonde may proceed with an application for approval of the Arrangement and the Final Order on December 30, 2013 at 2:00 p.m. (Calgary time) or so soon thereafter as counsel may be heard at the Calgary Courts Centre, Calgary, Alberta. Subject to the Final Order, Sonde, the Sonde Shareholders, the registrar and transfer agent of the Sonde Shares, the registrar and transfer agent of the common shares of Marquee, NumberCo and Marquee will be bound by the Arrangement in accordance with its terms.

23.
Any Sonde Shareholder or any other interested party desiring to appear and make submissions at the application for the Final Order on December 30, 2013 is required to file with this Court and serve upon Sonde, on or before 10:00 a.m. (Calgary time) on December 23, 2013, a Notice of Intention to Appear including such party's address for service in the Province of Alberta and indicating whether such Sonde Shareholder or other interested party intends to support or oppose the application or make submissions, together with any evidence or materials which such party intends to present to the Court. Service of such notice on Sonde shall be effected by service upon the solicitors for Sonde, Norton Rose Fulbright Canada LLP, 3700 Devon Tower, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Steven H. Leitl.

24.
In the event that the application for the Final Order approving the Arrangement on December 30, 2013 is adjourned, only those parties appearing before this Court for the final application shall have notice of the adjourned date.

25.	Sonde is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

26.	The requirements of Rule 6.13 are waived.

(signed) "K.D. Yamauchi"
Justice of the Court of Queen's Bench of Alberta

EXHIBIT A TO INTERIM ORDER OF SONDE RESOURCES CORP.
DATED NOVEMBER 28, 2013

REDACTED

APPENDIX "C" - ARRANGEMENT AGREEMENT

AMENDED AND RESTATED
ARRANGEMENT AGREEMENT
AMONG
MARQUEE ENERGY LTD.
and
1775412 ALBERTA LTD.
and
SONDE RESOURCES CORP.
and
1771538 ALBERTA LTD.

Amended and Restated November 25, 2013

Table of Contents

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Interpretation Not Affected by Headings, etc.	10
1.3	Number, etc.	11
1.4	Date for Any Action	11
1.5	Entire Agreement	11
1.6	Currency	11
1.7	Accounting Matters	11
1.8	Disclosure in Writing	11
1.9	Interpretation Not Affected by Party Drafting	11
1.10	Knowledge	12
1.11	Exhibits	12
1.12	Restatement	12

ARTICLE 2 THE ARRANGEMENT		12
2.1	Plan of Arrangement	12
2.2	Interim Order	12
2.3	Vendor Approval	13
2.4	Purchaser Fairness Opinion	13
2.5	Obligations of Vendor	13
2.6	Obligations of Purchaser	15
2.7	U.S. Securities Law Matters	15
2.8	Conduct of Meeting	16
2.9	Effective Date	17

ARTICLE 3 COVENANTS		17
3.1	Covenants of Purchaser Parties	17
3.2	Covenants of the Vendor Parties	20
3.3	Mutual Covenants Regarding the Arrangement	24
3.4	Mutual Covenants Regarding Non-Solicitation	24
3.5	Provision of Information; Access	28
3.6	Offers of Employment	28

ARTICLE 4 REPRESENTATIONS AND WARRANTIES		29
4.1	Representations and Warranties of Purchaser Parties	29
4.2	Representations and Warranties of Vendor Parties	40
4.3	Survival of Representations and Warranties	50
4.4	Limitations on Liability	50
4.5	Privacy Issues	51

ARTICLE 5 CONDITIONS PRECEDENT		52

5.1	Mutual Conditions Precedent	52
5.2	Additional Conditions to Obligations of Purchaser Parties	54
5.3	Additional Conditions to Obligations of Vendor Parties	55
5.4	Notice and Effect of Failure to Comply with Conditions	56
5.5	Satisfaction of Conditions	57

ARTICLE 6 AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS		57
6.1	Purchaser Damages	57
6.2	Vendor Damages	58
6.3	Liquidated Damages	59
6.4	Other Remedies	59

ARTICLE 7 AMENDMENT		60
7.1	Amendment	60
7.2	Mutual Understanding Regarding Amendments	60

ARTICLE 8 TERMINATION		61
8.1	Termination	61

ARTICLE 9 NOTICES		61
9.1	Notices	61

ARTICLE 10 GENERAL		62
10.1	Binding Effect	62
10.2	Assignment	62
10.3	Disclosure	62
10.4	Costs	62
10.5	Severability	63
10.6	Further Assurances	63
10.7	Time of Essence	63
10.8	Governing Law	63
10.9	Waiver	63
10.10	Third Party Beneficiaries	63
10.11	Counterparts	64

	EXHIBIT A - PLAN OF ARRANGEMENT
	EXHIBIT B - VENDOR SUPPORT AGREEMENT
	EXHIBIT C - ASSET PURCHASE AND SALE AGREEMENT

ARRANGEMENT AGREEMENT
THIS AMENDED AND RESTATED ARRANGEMENT AGREEMENT is effective as of November 4, 2013, as amended and restated on November 25, 2013,
AMONG:
MARQUEE ENERGY LTD., a corporation incorporated under the laws of the Province of Alberta (hereinafter referred to as "Purchaser")

AND:	1775412 ALBERTA LTD., a corporation incorporated under the laws of the Province of Alberta (hereinafter referred to as "AcquisitionCo")

AND:	SONDE RESOURCES CORP., a corporation incorporated under the laws of the Province of Alberta (hereinafter referred to as "Vendor")

AND:	1771538 ALBERTA LTD., a corporation incorporated under the laws of the Province of Alberta (hereinafter referred to as "NumberCo")
WHEREAS:

A.
The Parties originally entered into an arrangement agreement on November 4, 2013 (the "Original Agreement") and now desire to amend and restate the Original Agreement to reflect the Vendor's Election Notice delivered to the Purchaser as contemplated in section 2.1 of the Original Agreement and certain changes to the Alternative Plan of Arrangement scheduled to the Original Agreement by substituting the Plan of Arrangement included herein as Exhibit A for both the Original Plan of Arrangement and the Alternative Plan of Arrangement scheduled to the Original Agreement;

B.
Vendor, together with its wholly-owned subsidiary, SubCo, is engaged in the exploration for, and acquisition, development and production of, petroleum and natural gas with operations in Western Canada, and in North Africa;

C.
Vendor desires to exit its direct and indirect involvement in petroleum and natural gas operations in Western Canada and, in connection therewith, has commenced a sales process for the Western Canadian Business Unit and the Remaining Canadian Assets, both as defined herein;

D.	Purchaser wishes to acquire the Western Canadian Business Unit on the terms described in the Plan of Arrangement;

E.
The Parties intend to carry out the transactions as contemplated herein to effect the acquisition by Purchaser of the Western Canadian Business Unit by way of an arrangement under the provisions of the Business Corporations Act (Alberta), which will include, among other things, the acquisition by Purchaser of NumberCo, with NumberCo holding, as of the Effective Time, all assets comprising the Western Canadian Business Unit; and

F.	The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:
ARTICLE 1
INTERPRETATION

1.1	Definitions
In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:
"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;
"Acquisition Proposal" means, (A) with respect to Vendor, any inquiry or the making of any proposal to Vendor or the Vendor Shareholders from any Person or group of persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition of any of the shares of NumberCo or of any of the assets comprising the Western Canadian Business Unit (other than the sale of production in the ordinary course of business); (ii) an acquisition from Vendor or the Vendor Shareholders of 20% or more of the voting securities of Vendor; (iii) an amalgamation, arrangement, merger, consolidation, joint venture, partnership or other business combination involving 20% or more of the voting securities of Vendor; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, or similar transaction involving 20% or more of the voting securities of Vendor; or (v) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement; provided however that, any of the foregoing circumstances, actions or matters set forth in (ii) to (iv) inclusive of part (A) of this definition which may occur, arise or be taken which relate to or are in respect of: (1) the North African Business Unit of Vendor, its assets or any Subsidiary of Vendor directly holding such assets (2) a transaction which would be completed after the Effective Date and which does not impede, interfere with, prevent or delay the transactions contemplated by this Agreement or (3) the shares of SubCo or the Remaining Canadian Assets, shall not in any event constitute an Acquisition Proposal; and (B) with respect to Purchaser, any inquiry or the making of any proposal to Purchaser or the Purchaser Shareholders from any Person or group of persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Purchaser or the Purchaser Shareholders of 20% or more of the voting securities of Purchaser; (ii) an acquisition of 20% or more of Purchaser's assets (other than the sale of immaterial assets in the ordinary course of business); (iii) an amalgamation, arrangement, merger, consolidation, joint venture, partnership or other business combination involving 20% or more of the voting securities of Purchaser; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, or similar transaction involving 20% or more of the voting securities of Purchaser; or (v) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement; provided however that, any of the foregoing circumstances, actions or matters set forth in (ii) of part (B) of this definition which may occur, arise or be taken which relate to Purchaser Excluded Assets with a net asset value equal to or less than $3 million shall not in any event constitute an Acquisition Proposal, except that (1) in the case of each of the foregoing in (A) and (B) above, for the purpose of the definition of "Superior Proposal", the references in this definition of "Acquisition Proposal" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities" and (2) in the case of (A) above, for the purpose of the definition of "Superior Proposal", the reference in this definition of "Acquisition Proposal" to "any of the assets comprising the Western Canadian Business Unit" shall be deemed to be a reference to "85% or more of the assets comprising the Western Canadian Business Unit" and in the case of (B) above, for the purpose of the definition of "Superior Proposal", the reference in this definition of "Acquisition Proposal" to "20% or more of Purchaser's assets" shall be deemed to be a reference to "50% or more of Purchaser's assets";
"AcquisitionCo" means 1775412 Alberta Ltd., a wholly-owned subsidiary of Purchaser;
"Affiliate" has the meaning ascribed thereto in Section 1.3 of National Instrument 45-106 - Prospectus and Registration Exemptions as in effect on the date hereof;
"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;
"Applicable Laws", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;
"Arrangement" means the arrangement pursuant to Section 193 of the ABCA as set forth in the Plan of Arrangement;
"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;
"Asset Purchase and Sale Agreement" means the asset purchase and sale agreement to be executed between Vendor and NumberCo, in the form attached hereto as Exhibit C, to effect, among other things, the transfer of the assets comprising the Western Canadian Business Unit from Vendor to NumberCo;
"Business Day" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;
"Canadian Securities Laws" means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;
"Cash Consideration" means $15.0 million in cash;
"Change of Control" means the occurrence of any of: (i) the purchase or acquisition of Vendor Shares and/or securities convertible into Vendor Shares or carrying the right to acquire Vendor Shares ("Convertible Securities") as a result of which a Person, a group of Persons or Persons acting jointly or in concert, or any associates or Affiliates of any such Person, group of Persons or any of such Persons acting jointly or in concert (collectively, the "Holders") beneficially own or exercise control or direction over Vendor Shares and/or Convertible Securities of the Vendor that, assuming the conversion of the Convertible Securities beneficially owned by the Holders thereof, would have the right to cast more than 50% of the votes attached to all Vendor Shares of Vendor; or (ii) approval by the Vendor Shareholders of (a) an amalgamation, arrangement, merger or other consolidation or combination of Vendor with another corporation or other entity pursuant to which the Vendor Shareholders immediately prior to such transaction own securities of the successor or continuing corporation or other entity following completion of such transaction that would entitle them to cast less than 50% of the votes attaching to all of the common shares or other voting shares in the capital of the successor or continuing corporation or other entity; (b) a liquidation, dissolution or winding-up of the Vendor, or (c) the sale, lease or other disposition of all or substantially all of the assets of the Vendor; or (iii) the election at a meeting of the Vendor Shareholders of a number of directors of Vendor who were not included in the slate for election as directors proposed to the Vendor Shareholders or by the prior Vendor Board of Directors, and would represent a majority of the Vendor Board of Directors; or (iv) the appointment of a number of directors which would represent a majority of the Vendor Board of Directors and which were nominated by any holder of Vendor Shares acting jointly or in concert and not approved by the prior Vendor Board of Directors;
"Claim" means any claim, action, demand, cause of action, suit, complaint, proceeding, arbitration, governmental investigation, inquiry or hearing, in each case, whether asserted, threatened, pending or existing;
"Confidentiality Agreement" means the confidentiality agreements dated February 6, 2013 and May 5, 2013 between Vendor and Purchaser;
"Court" means the Court of Queen's Bench of Alberta;
"Effective Date" means the date the Arrangement becomes effective under the ABCA;
"Effective Time" means the time the Arrangement becomes effective on the Effective Date pursuant to the ABCA;
"Environmental Laws" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;
"Final Order" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
"GAAP" has the meaning ascribed thereto in Section 1.7;
"Governmental Entity" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
"Hazardous Substances" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;
"Information Circular" means the notice of the Vendor Meeting to be sent to Vendor Shareholders, and the information circular to be prepared in connection with the Vendor Meeting together with any amendments thereto or supplements thereof, and any other registration statement, information circular or proxy statement which may be prepared in connection with the Vendor Meeting;

"Interim Order" means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Vendor Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
"ITA" means the Income Tax Act (Canada), including the regulations thereunder, each as amended;
"Laws" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Canadian Securities Laws, U.S. Securities Laws and Environmental Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX, TSXV and the NYSE, as applicable) as applicable to the Vendor or the Purchaser, respectively;
"Losses" means in respect of a Person and in relation to a matter, any and all losses, claims, costs, damages, expenses, charges, fines, penalties, assessments, awards, orders, settlements, judgments and other liabilities and obligations (whether under common law, in equity, under Applicable Laws or otherwise; whether tortious, contractual, vicarious, statutory or otherwise; whether absolute or contingent; and whether based on fault, strict liability or otherwise) which such Person suffers, sustains, pays or incurs, directly or indirectly, in connection with such matter and includes reasonable costs of legal counsel (on a full indemnity basis) and other professional advisors and reasonable costs of investigating and defending Claims arising from the matter, regardless of whether such Claims are sustained;
"Mailing Date" has the meaning ascribed thereto in Section 3.2(c);
"Material Adverse Change" or "Material Adverse Effect" means, (A) with respect to Purchaser, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization or financial condition of Purchaser and its Subsidiaries, taken as a whole, and (B) with respect to the Western Canadian Business Unit, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization or financial condition of NumberCo or the Western Canadian Business Unit, taken as a whole, other than in the case of (A) and (B) any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere; (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries; (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been disclosed in the Public Record or has been communicated in writing to the Other Party as of the date hereof in the Target Disclosure Letter or the Purchaser Disclosure Letter, as applicable; or (v) any changes arising from matters permitted or contemplated by this Agreement or consented to or approved in writing by the Other Party;
"Miscellaneous Interests" means, in respect of a particular Person, its entire right, title, estate and interest in and to all property, assets, interests and rights associated with, or used in connection with, the Petroleum and Natural Gas Rights or the Tangibles (other than the Petroleum and Natural Gas Rights and the Tangibles), including but not limited to the following to the extent they relate to the Petroleum and Natural Gas Rights or the Tangibles:

(a)	contracts and agreements;

(b)	records, files, reports, data and information, including seismic and other geological and geophysical data, well files, lease files, agreement files and production records;

(c)	surface rights and interests; and

(d)	wells, including the wellbores thereof and the casing therein;
"Net Debt" means long-term debt plus current liabilities (exclusive of commodity contracts and flow-through share premiums) less current assets, all calculated in accordance with GAAP;
"North African Business Unit" means the petroleum and natural gas exploration, acquisition, development and production business of Vendor located and operating in North Africa;
"NumberCo" means 1771538 Alberta Ltd., a wholly-owned subsidiary of Vendor;
"NYSE" means the NYSE-MKT LLC;
"Oil and Gas Assets" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;
"Operating Statements" means, collectively, the (i) the operating statements for the Western Canadian Business Unit representing gross revenue, royalty expenses, production costs and operating income for the years ended December 31, 2011 (unaudited) and 2012 (audited), together with the notes thereto and the auditors' report thereon, if applicable; and (ii) the operating statements for the Western Canadian Business Unit representing gross revenue, royalty expenses, production costs and operating income at and for the three and nine months ended September 30, 2013 and 2012, together with the notes thereto;
"Other Party" means with respect to Purchaser or AcquisitionCo, Vendor and, with respect to Vendor and NumberCo, Purchaser;
"Outside Date" has the meaning ascribed thereto in Section 2.9;
"Parties" means, collectively, the parties to this Agreement, and "Party" means any one of them, or where implied by the context, means the Purchaser Parties taken as a whole or the Vendor Parties taken as a whole, as the case may be;
"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;
"Personnel Letter" has the meaning ascribed thereto in Section 3.6(a);
"Petroleum and Natural Gas Rights" means, in respect of a particular Person, its entire right, title, estate and interest in:

(a)	rights (including fee simple interests, leasehold interests and working interests) to drill for and produce, save and market Petroleum Substances from all lands located in Canada;

(b)
lessor royalties, overriding royalties, net profits interests and similar interests entitling the holder thereof to a share of the Petroleum Substances produced from lands located in Canada or to a payment calculated by reference to the quantity of such production, the proceeds from the sale thereof or the profits therefrom; and

(c)	rights to acquire any of the foregoing;

"Petroleum Substances" means all mines and minerals, including petroleum, natural gas and all related hydrocarbons (including liquid hydrocarbons) and all other substances, whether liquids, gases or solids and whether hydrocarbons or not (including sulphur) produced in association with petroleum, natural gas or related hydrocarbons;
"Plan of Arrangement" means the plan of arrangement substantially in the form set out in Exhibit A hereto, as amended or supplemented from time to time in accordance with Article 6 thereof and Article 7 hereof;
"Prospective Contractor" means the consultants or contractors to Vendor who, as at the date of the Personnel Letter, provide consulting or contractor services solely to its Western Canadian Business Unit and who are listed in such letter;
"Prospective Employee" means the employees of Vendor who, as at the date of the Personnel Letter, provide employment services, directly or indirectly to its Western Canadian Business Unit and who are listed in such letter;
"Public Record" means all information filed by either Purchaser or Vendor, as the case may be, after December 31, 2012 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any applicable Canadian Securities Laws;
"Purchase Price" has the meaning ascribed thereto in the Asset Purchase and Sale Agreement;
"Purchaser" means Marquee Energy Ltd., a corporation incorporated under the ABCA;
"Purchaser Balance Sheets" has the meaning ascribed thereto in Section 4.1(p)(i);
"Purchaser Board of Directors" means the board of directors of Purchaser as it may be comprised from time to time;
"Purchaser Credit Facilities" means the credit facilities described in the Purchaser Financial Statements;
"Purchaser Disclosure Letter" means the disclosure letter dated the date hereof delivered from Purchaser to Vendor;
"Purchaser Excluded Assets" means the assets offered for sale in Purchaser's 2013 marketing effort including the Petroleum and Natural Gas Rights described in the Purchaser Disclosure Letter and including all Tangibles and Miscellaneous Interests relating thereto;
"Purchaser Financial Statements" means, collectively, (i) the audited comparative financial statements of Purchaser as at and for the years ended December 31, 2012 and 2011, together with the notes thereto and the auditors' report thereon and (ii) the unaudited condensed interim financial statements of Purchaser as at and for the three and nine months ended September 30, 2013, together with the notes thereto;
"Purchaser Information" means the information relating to Purchaser Parties provided by Purchaser for inclusion or incorporation by reference in the Information Circular;
"Purchaser Material Agreements" means the credit agreement for the Purchaser Credit Facilities;
"Purchaser Parties" means Purchaser and AcquisitionCo;

"Purchaser Report" has the meaning ascribed thereto in Section 4.1(bb);
"Purchaser Rights" means the rights to acquire Purchaser Shares issued under the Purchaser's Stock Option Plan;
"Purchaser Shareholders" means the holders of Purchaser Shares;
"Purchaser Shares" means the common shares in the capital of Purchaser;
"Purchaser's Stock Option Plan" means the Stock Option Plan of Purchaser;
"Registrar" means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;
"Remaining Canadian Assets" means certain Western Canadian exploration acreage held, as of the date hereof, by SubCo, and which does not form part of the Western Canadian Business Unit being sold to Purchaser;
"Representatives" means the directors, officers, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party;
"SEC" means the United States Securities and Exchange Commission;
"Securities Authorities" means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;
"SubCo" means Technec Petroleum Ltd., a wholly-owned subsidiary of Vendor;
"Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of a certain event or contingency) are at the time owned directly or indirectly by such specified body corporate, and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;
"Superior Proposal" has the meaning set forth in Section 3.4(b)(v)(A);
"Take or Pay Obligations" means obligations to sell or deliver Petroleum Substances or any of them, rights to which are granted, reserved or otherwise conferred pursuant to applicable title documents, without being entitled in due course to receive and retain full payment for such Petroleum Substances;
"Tangibles" means, in respect of a particular Person, its entire right, title, estate and interest in any tangible property, apparatus, plant, equipment, machinery and facilities, fixed or non‑fixed, real or personal, used or capable of use in exploiting the Petroleum and Natural Gas Rights, including:

(a)
systems, plants and facilities used or useful in producing, gathering, compressing, dehydrating, scrubbing, processing, treating, separating, extracting, collecting, refrigerating, refining, measuring, storing, transporting or shipping Petroleum Substances;

(b)	tangible property and assets used or intended for use in exploring for, producing, storing, injecting or removing Petroleum Substances;

(c)	all extensions, additions and accretions to any item described in paragraphs (a) and (b) of this definition;
"Tax" or "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing;
"Tax Returns" shall mean all written and electronic reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;
"TSX" means the Toronto Stock Exchange;
"TSXV" means the TSX Venture Exchange;
"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;
"U.S. Securities Act" means the United States Securities Act of 1933, as amended;
"U.S. Securities Laws" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;
"Vendor" means Sonde Resources Corp., a corporation incorporated under the ABCA;
"Vendor Arrangement Resolution" means a special resolution in respect of the Arrangement to be considered at the Vendor Meeting;
"Vendor Board of Directors" means the board of directors of Vendor as it may be comprised from time to time;
"Vendor Credit Facilities" means the secured syndicated credit facility described in the Vendor Financial Statements;
"Vendor Director Nominees" means James H.T. Riddell, Dr. William J.F. Roach and Gregory G. Turnbull, or such other three individuals from the current Vendor Board of Directors selected by the Vendor and acceptable to the Purchaser, acting reasonably;
"Vendor Disclosure Letter" means the disclosure letter dated the date hereof delivered from Vendor to Purchaser;
"Vendor Financial Statements" means, collectively, (i) the audited comparative consolidated financial statements of Vendor as at and for the years ended December 31, 2011 and 2012, together with the notes thereto and the auditors' report thereon; and (ii) the unaudited comparative consolidated interim financial statements of Vendor as at and for the three and nine months ended September 30, 2013 and 2012, together with the notes thereto;
"Vendor Information" means the information relating to the Vendor Parties included or incorporated by reference in the Information Circular;
"Vendor Material Agreements" means the credit agreement for the Vendor Credit Facilities;
"Vendor Meeting" means the special meeting of Vendor Shareholders to be held to consider the Vendor Arrangement Resolution, and related matters, and any adjournment(s) thereof;
"Vendor Parties" means Vendor and NumberCo;
"Vendor Severance Costs" means the costs Vendor would be obligated to pay (i) to employees of Vendor whose employment is terminated by Vendor as a result of the completion of the Arrangement, and (ii) to employees of Vendor pursuant to Vendor's 2013 retention bonuses;
"Vendor Shares" means common shares in the capital of Vendor;
"Vendor Shareholders" means holders of Vendor Shares;
"Vendor Support Agreements" means the support agreements substantially in the form set out in Exhibit B hereto to be entered into by the officers and directors of Vendor and all Vendor Shareholders that hold more than 10% of the Vendor Shares, which agreements provide that, among other things, such Vendor Shareholders will vote in favour of the Arrangement at the Vendor Meeting;
"Western Canadian Business Unit" means the Western Canadian oil and gas exploration, acquisition, development and production assets held directly by Vendor and located and operating in Western Canada, as listed in the Asset Purchase and Sale Agreement including the Petroleum and Natural Gas Rights described in the Asset Purchase and Sale Agreement and including all Tangibles and Miscellaneous Interests relating thereto;
"Western Canadian Assets Report" has the meaning ascribed thereto in Section 4.2(q); and
"Western Canadian Employees" means all employees of Vendor who work for the Western Canadian Business Unit as listed in the Vendor Disclosure Letter together with a summary of applicable wages, salaries, benefits and termination payments.

1.2	Interpretation Not Affected by Headings, etc.
The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the schedules attached hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5	Entire Agreement

This Agreement, the Confidentiality Agreement and the Vendor Support Agreements, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6	Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles for public enterprises as defined from time to time by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants ("GAAP") and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

1.8	Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to Purchaser, include only matters disclosed in this Agreement or in the Vendor Disclosure Letter, or in the case of disclosure to Vendor, include only matters disclosed in this Agreement or in the Purchaser Disclosure Letter.

1.9	Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of Vendor or Purchaser, as applicable, it refers to the actual knowledge of the Chief Executive Officer and the Chief Financial Officer in respect of Purchaser, and the President and the Chief Operating Officer in respect of Vendor, after having made reasonable inquiry of those officers or senior employees having responsibility over the relevant subject matter, but does not include constructive knowledge.

1.11	Exhibits

The following exhibits attached hereto are incorporated into and form an integral part of this Agreement:

Exhibit A	- Plan of Arrangement

Exhibit B	- Form of Vendor Support Agreement

Exhibit C	- Asset Purchase and Sale Agreement

1.12	Restatement

This Agreement has been amended and restated on November 25, 2013. Notwithstanding such restatement, this Agreement shall be made effective as of November 4, 2013 and references to "time of execution", "as of the date hereof" and "the date of this Agreement" shall be considered to speak as of November 4, 2013 except where the context otherwise indicates or requires.

ARTICLE 2
THE ARRANGEMENT

2.1	Plan of Arrangement

The Parties agree to carry out the Arrangement in accordance with, and subject to, the terms and conditions of this Agreement and the Plan of Arrangement. Provided all necessary approvals for the Arrangement as set forth in this Agreement are received and subject to the other terms and conditions in this Agreement, Purchaser on the one hand and Vendor and NumberCo on the other hand shall execute and deliver such closing documents and instruments and forthwith proceed on the Effective Date to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(10) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.2	Interim Order

The Interim Order shall provide, among other things:

(a)	that the securities of Vendor for which holders shall be entitled to vote on the Vendor Arrangement Resolution at the Vendor Meeting shall be the Vendor Shares;

(b)	that the Vendor Shareholders shall be entitled to vote on the Vendor Arrangement Resolution and be entitled to one vote for each Vendor Share held by such holder;

(c)	that the requisite majority for the approval of the Vendor Arrangement Resolution shall be two thirds of the votes cast by the Vendor Shareholders present in person or by proxy at the Vendor Meeting;

(d)	for the grant of rights of dissent to registered holders of Vendor Shares in respect of the Arrangement as set forth in the Plan of Arrangement; and

(e)	for the notice requirements with respect to the application to the Court for the Final Order.

2.3	Vendor Approval

Vendor represents and warrants to Purchaser that the Vendor Board of Directors:

(a)	has unanimously determined that:

(i)	the Arrangement is fair to the Vendor Shareholders;

(ii)	it will recommend that the Vendor Shareholders vote in favour of the Arrangement; and

(iii)	the Arrangement and entry into this Agreement are in the best interests of Vendor;

(b)
has received the verbal opinion from FirstEnergy Capital Corp., the financial advisor to Vendor, that the consideration to be received by the Vendor Shareholders and the Vendor, if applicable, pursuant to the Arrangement is fair, from a financial point of view, to the Vendor Shareholders and the Vendor, if applicable, and has received confirmation from such advisors that a written opinion to that effect will be delivered for inclusion in the Information Circular; and

(c)	has advised that they intend to vote all Vendor Shares held by them in favour of the Vendor Arrangement Resolution and will so represent in the Information Circular.

2.4	Purchaser Fairness Opinion

Purchaser represents and warrants to Vendor that the Purchaser Board of Directors has received the verbal opinion from National Bank Financial Inc., the financial advisor to Purchaser, that the consideration to be offered by Purchaser in connection with the terms of the Arrangement, is fair, from a financial point of view, to the Purchaser Shareholders, and has received confirmation from such advisor that a written opinion to that effect will be delivered to the Purchaser Board of Directors.

2.5	Obligations of Vendor

Subject to the terms and conditions of this Agreement, in order to facilitate the Arrangement, Vendor shall take all action necessary in accordance with all Applicable Laws, to:

(a)
with assistance from Purchaser, make and diligently prosecute an application to the Court for the Interim Order in respect of the Arrangement, and in prosecuting such application, advise the Court that it is the Purchaser Parties' intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance and distribution of Purchaser Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(b)
in accordance with the terms of and the procedures contained in the Interim Order, duly call, give notice of, convene and hold the Vendor Meeting as promptly as practicable, and in any event not later than December 31, 2013, to vote upon the Arrangement and any other matters as may be properly brought before the Vendor Meeting;

(c)	solicit proxies of Vendor Shareholders in favour of the Arrangement; provided that Vendor may, but shall not be required to, engage a proxy solicitation agent for such purpose;

(d)	execute, and cause NumberCo to execute, the Asset Purchase and Sale Agreement before the Effective Date;

(e)
transfer the assets comprising the Western Canadian Business Unit to NumberCo pursuant to the Asset Purchase and Sale Agreement on a date to be mutually agreed to by the Vendor and the Purchaser, each acting reasonably, provided such transfer of assets shall be effective prior to the Effective Time and shall also be subject to a period of adjustment date after the transfer, to be mutually agreed to by the Vendor and Purchaser, each acting reasonably;

(f)
subject to obtaining the approvals as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable, with assistance from Purchaser, to submit the Arrangement to the Court and apply for the Final Order;

(g)	deliver the Articles of Arrangement to the Registrar upon satisfaction or waiver of the conditions set forth in Article 5;

(h)
do all things necessary or desirable to give effect to the Arrangement, including making and actively prosecuting applications for all applicable required regulatory consents, approvals and permissions as provided for herein; and

(i)	cause NumberCo to take all steps to be taken by NumberCo to effect the Arrangement.

Vendor shall prepare and mail to the Vendor Shareholders the Information Circular. As of the date the Information Circular is first mailed to the Vendor Shareholders and the date of the Vendor Meeting, the Vendor Information in the Information Circular shall be complete and correct in all material respects, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and shall comply in all material respects with all Applicable Laws. Vendor agrees to promptly correct any such information provided by it for use in the Information Circular which shall have become false or misleading at any time prior to the Vendor Meeting. Without limiting the generality of the foregoing, Vendor shall ensure that the Information Circular provides Vendor Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Vendor Meeting.

2.6	Obligations of Purchaser

Subject to the terms and conditions of this Agreement, in order to facilitate the Arrangement, Purchaser shall take all action necessary in accordance with all Applicable Laws, to:

(a)	reasonably cooperate with, assist and consent to Vendor making application to the Court for the Interim Order in respect of the Arrangement;

(b)
subject to obtaining the approvals contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to reasonably cooperate with, assist and consent to Vendor submitting the Arrangement to the Court and applying for the Final Order;

(c)	reasonably cooperate with, assist and consent to Vendor delivering the Articles of Arrangement to the Registrar upon satisfaction or waiver of the conditions set forth in Article 5; and

(d)
do all things necessary or desirable to give effect to the Arrangement, including making and actively prosecuting applications for all applicable required regulatory consents, approvals and permissions as provided for herein.

Purchaser shall use its reasonable commercial efforts to obtain and furnish to Vendor the Purchaser Information required on its behalf to be included in the Information Circular. Purchaser shall use its reasonable commercial efforts to prepare with Vendor the Information Circular. As of the date the Information Circular is first mailed to the Vendor Shareholders and the date of the Vendor Meeting, the Purchaser Information for use in the Information Circular shall be complete and correct in all material respects, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and shall comply in all material respects with all Applicable Laws. Purchaser agrees to promptly correct any such information provided by it for use in the Information Circular which shall have become false or misleading at any time prior to the Vendor Meeting.

2.7	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Purchaser Shares issued under the Arrangement will be issued by Purchaser and distributed by Vendor in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate the Parties' compliance with other U.S. Securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;

(b)
pursuant to Section 2.6(a) and (b), prior to the issuance of the Interim Order, the Court will be advised as to the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance and distribution of Purchaser Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(c)
prior to the issuance of the Interim Order, Vendor will file with the Court a copy of the proposed text of the Information Circular together with any other documents required by Applicable Laws in connection with the Vendor Meeting;

(d)
the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Persons who are entitled to receive Purchaser Shares pursuant to the Arrangement;

(e)
Vendor will ensure that each Vendor Shareholder and other Person entitled to receive Purchaser Shares pursuant to the Arrangement will be given adequate and appropriate notice, as provided for in the Interim Order, advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)
all Persons entitled to receive Purchaser Shares pursuant to the Arrangement will be advised that Purchaser Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Purchaser and distributed by Vendor in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act;

(g)
the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to all Persons entitled to receive Purchaser Shares pursuant to the Arrangement;

(h)
the Interim Order approving the Vendor Meeting will specify that each Person entitled to receive Purchaser Shares pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(i)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(j)
Vendor shall promptly after the date of this Agreement and from time to time thereafter as requested by Purchaser or its Representatives, furnish Purchaser with a current list (and, if available, electronic files) of the Vendor Shareholders, including the names and addresses of all record holders and beneficial owners of Vendor Shares and lists of securities positions of Vendor Shares held in stock depositories, in each case as of the most recent practicable date, and shall provide to Purchaser and its Representatives such additional information (including updates of the foregoing lists) and such assistance as Purchaser or its Representatives may reasonably request for the purpose of determining the residency within the United States of record holders and beneficial owners of Vendor Shares.

2.8	Conduct of Meeting

Subject to the terms of this Agreement and the Interim Order, Vendor agrees to convene and conduct the Vendor Meeting in accordance with its constating documents, Applicable Laws and the Interim Order, and Vendor agrees not to propose to adjourn or postpone the Vendor Meeting without the prior consent of Purchaser:

(a)	except as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled) or by Applicable Laws or by an order of a Governmental Entity;

(b)	except as required under Section 3.4(c) or Section 5.4(b); or

(c)	except for an adjournment for the purpose of attempting to obtain the requisite approval of the Vendor Arrangement Resolution.

2.9	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about December 31, 2013 or as soon thereafter as reasonably practicable and in any event by January 10, 2014 (the "Outside Date").
ARTICLE 3
COVENANTS

3.1	Covenants of Purchaser Parties

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Vendor (and such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)
Other than set out in the Purchaser Disclosure Letter, the business and affairs of the Purchaser Parties shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and Purchaser shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b)
Other than as set forth in the Purchaser Disclosure Letter, each of the Purchaser Parties shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares (iii) except for the issuance of Purchaser Shares on the exercise of outstanding warrants of the Purchaser, issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares or other securities of the Purchaser Parties, including, without limitation securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Purchaser Shares (other than an issuance on exercise of currently outstanding Purchaser Rights pursuant to the Purchaser's Stock Option Plan in a manner consistent with past practice); (iv) except for purchases under the normal course issuer bid program of the Purchaser, redeem, purchase or otherwise acquire any of its outstanding shares or other securities, subject to compliance with Ontario Securities Commission Rule 48-501; (v) split, combine, consolidate or reclassify the Purchaser Shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Purchaser or AcquisitionCo; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)
Purchaser will not, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets, except for production in the ordinary course of business, having a net asset value in excess of $3 million individually or in the aggregate; (ii) expend or commit to expend amounts in respect of capital expenses in excess of $500,000 individually or in the aggregate, except to the extent that such expenditures are set forth in the capital budget of Purchaser disclosed in writing to Vendor prior to the date hereof; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement and other transactions contemplated by this Agreement; (iv) reorganize, amalgamate, merge or otherwise combine Purchaser or its business with any other Person; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer, with an acquisition cost in excess of $250,000 individually or in the aggregate; (vi) acquire any assets with an acquisition cost in excess of $500,000 individually or in the aggregate; (vii) incur any indebtedness for borrowed money such that Purchaser's Net Debt exceeds $75 million at the Effective Date; (viii) authorize, recommend or propose any release or relinquishment of any material contractual right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Purchaser Financial Statements or otherwise in the ordinary course of business; (xi) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)
Purchaser shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies necessary to operate its Oil and Gas Assets not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)
Neither of the Purchaser Parties shall take any action that would render, or may reasonably be expected to render, any representation or warranty made by Purchaser Parties in this Agreement untrue at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(f)
Purchaser shall promptly notify Vendor in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Purchaser threatened, financial or otherwise) in the business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of the Purchaser Parties, or of any change in any representation or warranty provided by Purchaser in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Purchaser shall in good faith discuss with Vendor any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Purchaser, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Vendor pursuant to this provision;

(g)
Purchaser shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Vendor on or prior to the Effective Date;

(h)
Purchaser shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Purchaser;

(i)
Purchaser will promptly provide to Vendor all information as may be reasonably requested by Vendor with respect to the Purchaser Parties for inclusion in the Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof;

(j)
Purchaser shall indemnify and save harmless Vendor and the directors and officers of Vendor, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Vendor or any director or officer of the Vendor, may be subject or which Vendor or any director or officer of the Vendor may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation in the Purchaser Information;

(ii)
any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Purchaser Information; and

(iii)	Purchaser not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;
except that Purchaser shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of, or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on information provided by Vendor including the Vendor Information included in the Information Circular, or the fraud or negligence of Vendor and this indemnity shall apply for a period of 9 months following the Effective Time;

(k)
Purchaser will furnish promptly to Vendor and Vendor's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Purchaser in connection with: (i) the Arrangement; (ii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iii) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(l)
Purchaser will make or cause to be made all necessary filings and applications under Applicable Laws, required to be made on the part of the Purchaser Parties in connection with the transactions contemplated herein and shall take all reasonable action, necessary to be in compliance with such Applicable Laws;

(m)
Purchaser will use its reasonable commercial efforts to obtain approval for the conditional listing of the Purchaser Shares issuable pursuant to the Arrangement on the TSXV on or prior to the Effective Date;

(n)	each of the Purchaser Parties shall use its reasonable commercial efforts to give effect to the transactions contemplated by this Agreement and the Arrangement;

(o)	subject to the approval of the Vendor Arrangement Resolution at the Vendor Meeting, assist and cooperate in the preparation of the application for the Final Order;

(p)
immediately following the Effective Time, the Purchaser Board of Directors shall be comprised of: (i) four members from the current Purchaser Board of Directors, consisting of Richard Alexander, Glenn Carley, Dennis Feuchuk and Richard Thompson or such other four members from the current Purchaser Board of Directors selected by the Purchaser and acceptable to the Vendor, acting reasonably; and (ii) the Vendor Director Nominees; and

(q)
Purchaser shall ensure that sufficient funds are available on the Effective Date to permit the payment of the Cash Consideration and will not take any actions or engage in any transactions which would impair its capability from a financial point of view to make such payment.

3.2	Covenants of the Vendor Parties

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Purchaser (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)
Vendor shall ensure, and shall cause NumberCo to ensure, that the business of the Western Canadian Business Unit shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it or NumberCo is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve the Western Canadian Business Unit's business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to the Western Canadian Business Unit's assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b)
Vendor will not, directly or indirectly, or permit NumberCo, directly or indirectly, to do any of the following: (i) sell, pledge, dispose of or encumber any assets comprising or related to the Western Canadian Business Unit, except for production in the ordinary course of business; (ii) expend or commit to expend amounts in respect of capital expenses related to the Western Canadian Business Unit in excess of $250,000 individually or $500,000 in the aggregate; (iii) expend or commit to expend any amounts with respect to any Vendor or NumberCo operating expenses relating to the Western Canadian Business Unit other than in the ordinary course of the business of the Western Canadian Business Unit or pursuant to the Arrangement and other transactions contemplated by this Agreement; (iv) reorganize, amalgamate, merge or otherwise combine the Vendor or NumberCo with any other Person (other than AcquisitionCo), provided that subject to Section 3.4 and Section 6.1, Vendor may authorize, enter into or propose to enter into a contract, agreement, commitment or arrangement to reorganize, amalgamate, merge or otherwise combine Vendor with another Person, so long as such transaction would be completed after the Effective Time and such transaction does not impede, interfere with, prevent or delay the transaction contemplated by this Agreement; (v) in the case of NumberCo, conduct any business other than directly related to the acquisition and operation of the Western Canadian Business Unit and cause NumberCo to enter into such agreements as are in the ordinary course of business for the Western Canadian Business Unit prior to the date hereof; (vi) authorize, recommend or propose any release or relinquishment of any material contractual right of Vendor or NumberCo that relates to the Western Canadian Business Unit; (vii) waive, release, grant or transfer any material rights of value of Vendor or NumberCo that relate to the Western Canadian Business Unit or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document of Vendor or NumberCo that relates to the Western Canadian Business Unit; (viii) execute or file any election under the ITA or any other tax legislation, except as expressly contemplated herein or in the Asset Purchase and Sale Agreement and except as consented to, in writing, by the Purchaser; (ix) pay, discharge or satisfy any material claims, liabilities or obligations that relate to the Western Canadian Business Unit other than as reflected or reserved against in the Vendor Financial Statements or otherwise in the ordinary course of conduct of the Western Canadian Business Unit; (x) enter into any agreements for the sale of production of the Western Canadian Business Unit having a term of more than thirty (30) days; (xi) enter into any material consulting or contract operating agreement providing services to Vendor or NumberCo for the Western Canadian Business Unit that cannot be terminated on thirty (30) days or less notice without penalty; or (xii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(c)
Vendor shall use its reasonable commercial efforts to cause the mailing of the Information Circular to the Vendor Shareholders to occur as soon as reasonably practicable following the date hereof and in any event by December 3, 2013 (the "Mailing Date");

(d)
Vendor shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies necessary to operate the Oil and Gas Assets of the Western Canadian Business Unit not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)	Neither of the Vendor Parties shall take any action that would render, or may reasonably be expected to render, any representation or warranty made by Vendor Parties in this

Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(f)
Vendor shall promptly notify Purchaser in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Vendor threatened, financial or otherwise) in the business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities of Vendor that relate to the Western Canadian Business Unit or ability to complete the transactions contemplated in this Agreement, whether contractual or otherwise, or of any change in any representation or warranty provided by Vendor affecting the business of the Western Canadian Business Unit in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Vendor shall in good faith discuss with Purchaser any changes in circumstances (actual, anticipated, contemplated or to the knowledge of Vendor threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Purchaser pursuant to this provision;

(g)
Vendor shall use its reasonable commercial efforts to obtain the consent of its bankers (if required), any other third party consents for the transactions contemplated hereby (including for greater certainty, any third party consents required in respect of the North African Business Unit that are required to complete the transactions contemplated hereby) and provide the same to Purchaser on or prior to the Effective Date;

(h)
Vendor shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Vendor;

(i)
Vendor will ensure that the Information Circular provides Vendor Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and shall include without limitation: (i) disclosure of the unanimous determination of the Vendor Board of Directors that the Arrangement is in the best interests of Vendor and is fair to Vendor Shareholders; (ii) the unanimous recommendation of the Vendor Board of Directors that the Vendor Shareholders vote in favour of the Vendor Arrangement Resolution; and (iii) the fairness opinion of Vendor's financial advisor to the effect that the consideration to be received by the Vendor Shareholders under the Arrangement is fair, from a financial point of view, to Vendor Shareholders;

(j)
Vendor shall indemnify and save harmless Purchaser and the directors and officers of Purchaser from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Purchaser, or any director or officer of Vendor, may be subject or which Purchaser, or any director or officer of Vendor may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation in the Vendor Information;

(ii)	any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Vendor Information; and

(iii)	Vendor not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;
except that Vendor shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Purchaser Information included in the Information Circular or the fraud or negligence of Purchaser; and that this indemnity shall apply for a period of 9 months following the Effective Time.

(k)
Vendor will furnish promptly to Purchaser and Purchaser's counsel, a copy of each material notice, report, schedule or other document delivered, filed or received by Vendor in connection with: (i) the Arrangement; (ii) the Vendor Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(l)
At least five Business Days prior to the Closing Date (as defined in the Asset Purchase and Sale Agreement), Vendor will furnish to Purchaser for its review all material documents in connection with the conveyance of assets comprising the Western Canadian Business Unit pursuant to the Asset Purchase and Sale Agreement;

(m)
Vendor will make or cause to be made all necessary filings and applications under Applicable Laws, required to be made on the part of the Vendor Parties in connection with the transactions contemplated herein and shall take all reasonable actions necessary to be in compliance with such Applicable Laws;

(n)
Vendor shall as soon as practicable and in any event within 24 hours advise Purchaser of the number of Vendor Shares for which Vendor receives notices of dissent or written objections to the Arrangement and provide Purchaser with copies of such notices and written objections;

(o)	each of the Vendor Parties shall use its reasonable commercial efforts to give effect to the transactions contemplated by this Agreement and the Arrangement;

(p)
Vendor will, in a timely and expeditious manner, prepare (in consultation with Purchaser) and file any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Information Circular with respect to the Vendor Meeting and mail the same in accordance with all Applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(q)
except for individual proxies and other non‑substantive communications, furnish promptly to Purchaser a copy of each notice, report, report of proxies submitted, schedule or other document or communication delivered, filed or received by Vendor in connection with the Vendor Meeting, any filings under Applicable Laws and any dealings with regulatory agencies in connection with, or in any way affecting, the transactions contemplated herein;

(r)	prior to the Effective Date, Vendor will cooperate with Purchaser, as requested by Purchaser, in making application to list the Purchaser Shares issuable pursuant to the Arrangement on the TSXV; and

(s)
Vendor shall cause NumberCo to perform all of its obligations under this Agreement and the Plan of Arrangement and hereby unconditionally and irrevocably guarantees, covenants and agrees to be liable for the due and punctual performance of each and every obligation of NumberCo arising under this Agreement and the Arrangement.

Vendor confirms it has no intention of consummating any transaction or action which would result in SubCo being amalgamated with, dissolved or wound-up into, Vendor or which would result in the Remaining Canadian Assets being acquired by Vendor, or otherwise constituting the property of Vendor (a "Subco Asset Transaction").  From the date hereof until the date that is the first anniversary of the Effective Date, Vendor will not, directly or indirectly, or permit SubCo to, directly or indirectly, consummate any Subco Asset Transaction, provided that this covenant shall not apply to a Subco Asset Transaction undertaken in contemplation of, or following, an actual or pending Change of Control of Vendor.

3.3	Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of the Parties will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts:

(a)	to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b)
to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby; and

(c)
to effect all necessary registrations and filings and submissions of information requested by Governmental Entities or required to be effected by it in connection with the Arrangement, and each of Purchaser and Vendor will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Purchaser and Vendor, subject in all cases to the Confidentiality Agreement.

3.4	Mutual Covenants Regarding Non-Solicitation

(a)
Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal in respect of such Party, shall immediately discontinue access to any virtual or physical data room and shall immediately request the return or destruction of all information respecting such Party provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal in respect of such Party and shall use all commercial efforts to ensure that such requests are honoured.

(b)	Neither Party shall, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

(i)	solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal in respect of such Party;

(ii)
enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)
waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including any "standstill provisions" thereunder in connection with an Acquisition Proposal; or

(iv)	accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof:

(v)
each Party and its officers, directors and advisers may enter into or participate in any discussions or negotiations with a third party who, without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such Party or any of its Representatives, seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of such Party substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

(A)
the third party has first made a written bona fide Acquisition Proposal which the board of directors of the Party subject to the Acquisition Proposal determines in good faith: (1) did not result from a breach of this Agreement or any other agreement between the third party making such Acquisition Proposal and the Party subject to the Acquisition Proposal; (2) complies with all Applicable Laws; (3) in respect of which any financing, funds or other consideration necessary to complete the Acquisition Proposal have been demonstrated to the satisfaction of the board of directors of the Party subject to the Acquisition Proposal (after receiving advice from its financial advisor(s) and outside legal counsel), to have been obtained or are reasonably likely to be obtained to fund completion of the Acquisition Proposal at the time and on the basis set out therein; (4) after consultation with its financial advisor(s), would or would be reasonably likely to, if consummated in accordance with its terms, result in a transaction financially superior for the Party's shareholders compared to the transaction contemplated by this Agreement; (5) after consultation with its financial advisor(s) and outside legal counsel, is reasonably likely to be consummated without undue delay within the time and on the terms proposed, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; and (6) after receiving the advice of outside legal counsel, as reflected in minutes of a meeting of the board of directors of the Party subject to the Acquisition Proposal, that the taking of such action is necessary for the board of directors of the Party to act in a manner consistent with its fiduciary duties under applicable Laws (a "Superior Proposal"); and

(B)
prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, the Party shall: (1) provide prompt notice to the Other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such third party, together with a copy of the Acquisition Proposal and the confidentiality and standstill agreement referenced above and, if not previously provided to such Other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party; (2) notify the Other Party orally and in writing of any inquiries, offers or proposals with respect to an actual or contemplated Superior Proposal (which written notice shall include a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, and if not previously provided to the Other Party, copies of all information provided to the third party), within 24 hours of the receipt thereof; and (3) keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the Other Party's reasonable questions with respect thereto;

(vi)
each Party and its officers and directors may comply with Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids and similar provisions under Canadian Securities Laws and U.S. Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)
each Party and its officers and directors may accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation: (i) the board of directors of the Party subject to the Superior Proposal concludes in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(c) and after receiving the advice of outside counsel as reflected in minutes of a meeting of the board of directors of such Party, that the taking of such action is necessary for such board of directors to act in a manner consistent with its fiduciary duties under Applicable Laws; (ii) such Party complies with its obligations set forth in Section 3.4(c); and (iii) such Party terminates this Agreement in accordance with Section 8.1(e), and concurrently therewith pays the amount required by Section 6.1 or 6.2, as applicable, to the Other Party,

(c)
Following receipt of a Superior Proposal, the Party subject to such Superior Proposal shall give the Other Party, orally and in writing, at least three Business Days advance notice of any decision by the board of directors of the Party subject to such Superior Proposal to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that such board of directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof, including all financing documents, and any amendments thereto. During such three Business Day period, the Party subject to such Superior Proposal agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such three Business Day period the Party subject to such Superior Proposal shall, and shall cause its financial and legal advisors to, negotiate in good faith with the other Party and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable the Party subject to such Superior Proposal to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the other Party proposes to amend this Agreement and the Arrangement on a basis such that the board of directors of the Party subject to the Superior Proposal determines that the proposed transaction is no longer a Superior Proposal and so advises the board of directors of the other Party prior to the expiry of such period, the board of directors of the Party subject to such Acquisition Proposal shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

In the event that the Purchaser provides the notice contemplated by this Section 3.4(c) on a date which is less than three Business Days prior to the Vendor Meeting, the Vendor shall be entitled to adjourn or postpone its shareholders' meeting to a date that is not more than ten Business Days after the date of such notice.

(d)
Nothing contained in this Agreement shall prohibit the Vendor Board of Directors from withdrawing, modifying, qualifying or changing its recommendation to Vendor Shareholders in respect of the transactions contemplated hereby prior to the receipt of the requisite approval by the Vendor Shareholders, if the Vendor Board of Directors determines, in good faith (after consultation with its financial advisor(s) and after receiving written advice of outside counsel), that such withdrawal, modification, qualification or change is necessary for the Vendor Board of Directors to act in a manner consistent with its fiduciary duties under Applicable Laws; provided that: (a) where such withdrawal, modification, qualification or change of recommendation relates to an Acquisition Proposal, not less than three Business Days before the Vendor Board of Directors considers any Acquisition Proposal in respect of any such withdrawal, modification, qualification or change, Vendor Board of Directors shall give Purchaser written notice of such proposal and promptly advise Purchaser of the proposed consideration of such proposal; and (b) the foregoing shall not relieve Vendor from its obligation to proceed to call and hold the Vendor Meeting and conduct the vote on the Vendor Arrangement Resolution, (provided that, except as required under Applicable Laws, Vendor shall be relieved from its obligations to actively solicit proxies in favour of the Arrangement in such circumstances), except in circumstances where this Agreement has been terminated by Purchaser in accordance with the terms hereof. For greater certainty, any such decision by the Vendor Board of Directors shall constitute a Purchaser Damages Event under Section 6.1 and shall not prevent Purchaser from exercising its rights under Section 8.1(c).

(e)
Each Party shall ensure that its Representatives are aware of the provisions of this Section 3.4 applicable to such Party. Each Party shall be responsible for any breach of this Section 3.4 by such Party's Representatives.

3.5	Provision of Information; Access

From and after the date hereof until the Effective Time or termination of this Agreement, Vendor shall, subject to all Applicable Laws, provide Purchaser and its representatives reasonable access, during normal business hours, to its premises (including field offices and sites), books, contracts, records, properties, employees and management personnel of the Western Canadian Business Unit and shall furnish to Purchaser all information concerning the business, properties and personnel of the Western Canadian Business Unit as Purchaser may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit Purchaser to be in a position to expeditiously and efficiently integrate the business and operations of the Western Canadian Business Unit with Purchaser immediately upon but not prior to the Effective Date.

3.6	Offers of Employment

(a)
By letter from Vendor to Purchaser on or before November 18, 2013, as may be amended from time to time in writing by Vendor, (the "Personnel Letter"), Vendor will set out in all material respects the terms and conditions of employment (including, but not limited to, salary or hourly rate, as applicable, vacation entitlement and benefits) of Prospective Employees, along with all material terms and conditions for the provision of services by the Prospective Contractors. Vendor agrees that it will not alter or amend any of the terms and conditions of employment (or contractual terms) set out in the Personnel Letter between the time of execution of this Agreement and the Effective Date, except with the written consent of Purchaser, such consent not to be unreasonably withheld.

(b)
The Purchaser shall be entitled to evaluate the Prospective Employees and the Prospective Contractors, and select those Prospective Employees or Prospective Contractors to whom Purchaser desires to make offers. The Purchaser may, after providing Vendor with not less than three (3) Business Days advance written notice, interview, at reasonable times, such of the Prospective Employees or Prospective Contractors as it desires, subject to any Prospective Employee's continued employment with Vendor at that time.

(c)
On or before the close of business on November 27, 2013, Purchaser shall advise Vendor in writing whether it or AcquisitionCo desires to make offers of employment to any of the Prospective Employees and Purchaser shall provide Vendor with a list in writing of the selected Prospective Employees (the "Selected Employees"). The Purchaser shall not have any obligation (including for greater certainty any termination payment) to those

Prospective Employees or Prospective Contractors who do not receive or accept offers of employment (or offers to provide contractual services, as applicable) from Purchaser.

(d)
On or before the close of business on December 2, 2013, Purchaser shall make written offers of employment to the Selected Employees and the offer of employment (or terms of a contract relationship) will be subject to and conditional on the closing of the Arrangement.

(e)
On or before the close of business on December 2, 2013, Purchaser shall advise Vendor in writing whether it desires to make offers to any of the Prospective Contractors and Purchaser shall provide Vendor with a list, in writing of the selected Prospective Contractors to which Purchaser may wish to make an offer. Such offer shall be on such terms and conditions as Purchaser, in its sole discretion, shall determine, provided that such offer shall be subject to and conditional on the closing of the Arrangement.

(f)
Other than as permitted under this Section 3.6, Purchaser shall not interview, contact, communicate or discuss with any other Person the terms and conditions of any Prospective Employee's employment with Vendor.

(g)
If the Arrangement closes and subject to compliance with applicable privacy legislation, Vendor shall provide Purchaser with such personnel information in Vendor's possession with respect to the Selected Employees that accepted offers of employment with Purchaser as Purchaser may reasonably require.

(h)
For greater certainty, Vendor shall remain liable for all obligations owing as at the date hereof to the Prospective Employees and the Prospective Contractors and the obligations of Purchaser shall be limited to those obligations set out in the respective offers of employment or contractual arrangements as specifically offered by Purchaser and agreed to by the Selected Employees that accepted offers of employment with Purchaser, on and after the Effective Time.

(i)
The Parties agree that the Purchaser will reimburse Vendor for Vendor Severance Costs up to $1.5 million immediately prior to the Effective Time, provided that Vendor uses reasonable commercial efforts to secure releases, in form and substance satisfactory to Purchaser, acting reasonably, in favour of Vendor, Purchaser and NumberCo from all individuals receiving any portion of the Vendor Severance Costs. Vendor shall remain liable for any and all portions of Vendor Severance Costs that exceed $1.5 million.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Purchaser Parties

Each of the Purchaser Parties, as applicable, hereby make the representations and warranties set forth in this Section 4.1 to and in favour of the Vendor Parties and each acknowledges that the Vendor Parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)
Organization and Qualification. Each of the Purchaser Parties is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Purchaser Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on Purchaser. Copies of the constating documents of the Purchaser Parties (including the Purchaser Material Agreements) provided to Vendor, together with all amendments to date, are accurate and complete as of the date hereof in all material respects and have not been amended or superseded.

(b)
Authority Relative to this Agreement. Each of the Purchaser Parties has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by each of the Purchaser Parties of the Arrangement has been duly authorized by the Purchaser Board of Directors and the board of directors of AcquisitionCo, as applicable, and no other corporate proceedings on the part of the Purchaser Parties are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of the Purchaser Parties and constitutes a legal, valid and binding obligation of each of the Purchaser Parties enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Subsidiaries. Purchaser has no Subsidiaries other than AcquisitionCo.

(d)
Ownership of Subsidiaries. As of the date hereof, Purchaser is the beneficial, direct or indirect, owner of all of the outstanding shares of AcquisitionCo with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under the Purchaser Credit Facilities. There are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by AcquisitionCo of any securities of AcquisitionCo or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of AcquisitionCo. All outstanding securities of AcquisitionCo have been duly authorized and validly issued, are fully paid and non- assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(e)	No Violations. Except as contemplated by this Agreement:

(i)
neither the execution and delivery of this Agreement by the Purchaser Parties nor the consummation of the Arrangement nor compliance by the Purchaser Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance, claim, trust, royalty or carried, participation, net profits or other third party interest, option, right of first refusal, right of privilege and any agreement or arrangement (whether by law, contract or otherwise) capable of becoming any of the foregoing, upon any of the properties or assets of the Purchaser Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) except as disclosed in the Purchaser Disclosure Letter, the Purchaser Material Agreements; (2) the articles, by-laws, shareholder agreements to which the Purchaser is a party or other constating documents of the Purchaser Parties; or (3) except as disclosed in the Purchaser Disclosure Letter, any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which either of the Purchaser Parties is a party or to which either of them, or any of their respective properties or assets, may be subject or by which either of the Purchaser Parties is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Purchaser Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which, if not given or received, would not have any Material Adverse Effect on Purchaser, or significantly impede the ability of the Purchaser Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Purchaser; and

(ii)
other than as disclosed in the Purchaser Disclosure Letter, and except for the requisite approvals of the Court and the TSXV, (A) there is no legal impediment to the Purchaser Parties' consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority, including any Governmental Entity, is required of or by the Purchaser Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Purchaser, or significantly impede the ability of Purchaser to consummate the Arrangement.

(f)
Litigation. There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry by any Governmental Entity, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative material matter or proceeding (collectively, "proceedings") against or involving Purchaser, or in respect of the businesses, properties or assets of Purchaser (whether in progress or, to the knowledge of Purchaser, threatened), that if adversely determined, would reasonably be expected to have a Material Adverse Effect on Purchaser or significantly impede the completion of the transactions contemplated by this Agreement and, to the knowledge of Purchaser, no event has occurred which would reasonably be expected to give rise to any proceeding. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Entity outstanding against Purchaser in respect of its business, properties or assets that has had or would reasonably be expected to have a Material Adverse Effect on Purchaser or significantly impede the completion of the transactions contemplated by this Agreement.

(g)	Taxes, etc.

(i)
All Tax Returns required to be filed by or on behalf of Purchaser have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other material Taxes are payable by Purchaser with respect to items or periods covered by such Tax Returns;

(ii)
Purchaser has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it whether or not assessed by the appropriate Governmental Entity;

(iii)
For the two year period ended on and before December 31, 2012, Vendor has been or will be furnished by Purchaser true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by Purchaser or on behalf of Purchaser relating to the Taxes; (B) any material federal, provincial, state, local or foreign income or franchise tax returns for Purchaser dating back to the 2008 taxation year; and (C) all material written communications to or from any Governmental Entity relating to the Taxes of Purchaser over such period;

(iv)
Purchaser is not a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Purchaser, has such an event been asserted or threatened against Purchaser or any of its assets that would have a Material Adverse Effect on Purchaser. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Purchaser; there are no matters relating to Taxes under discussion between Purchaser, on the one hand, and any Governmental Entity, on the other hand.

(v)
Purchaser has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any employee, officer or director and any non-resident Person), and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it, except, in respect of all of the foregoing, where such would not have a Material Adverse Effect on Purchaser;

(vi)
There are no Tax liens or security interests on any of the assets of Purchaser that arose in connection with the failure, or alleged failure, to pay any Taxes, except, in respect of all of the foregoing, where such would not have a Material Adverse Effect on Purchaser;

(vii)
Purchaser: (i) does not have any liability for the Taxes of any other Person, (ii) has not ever filed, or has ever been required to file, a consolidated, combined or unitary Tax Return with any other entity, (iii) is not a party to, or does not have any obligation under, any Tax sharing agreement or arrangement with respect to

Taxes, and (iv) does not have any liability for the Taxes of any Person as a transferee, successor or agent, by contract or otherwise; and

(viii)	The aggregate tax attributes of Purchaser as of the date hereof are not lower than as set forth in the Purchaser Disclosure Letter in all material respects.

(h)
Reporting Issuer Status. Purchaser is a reporting issuer (where such concept exists) in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and New Brunswick and is in material compliance with all applicable Canadian Securities Laws therein and the Purchaser Shares are listed and posted for trading on the TSXV and Purchaser is in material compliance with the rules of the TSXV.

(i)	U.S. Securities Law Matters. As of the date of this Agreement the Purchaser Shares are not a class of securities registered or required to be registered pursuant to Section 12 of the U.S. Exchange Act

(j)
Capitalization. As of the date hereof, the authorized capital of Purchaser consists of an unlimited number of Purchaser Shares. As of the date hereof, there were issued and outstanding 54,646,156 Purchaser Shares. Except as disclosed in the Purchaser Disclosure Letter, other than an aggregate of 3,475,038 options to purchase Purchaser Shares under the Purchaser's Stock Option Plan and 1,679,835 warrants to purchase Purchaser Shares, having such terms and conditions set forth in the Purchaser Financial Statements, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Purchaser of any securities of Purchaser (including Purchaser Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Purchaser (including Purchaser Shares). All outstanding Purchaser Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and (i) all Purchaser Shares issuable pursuant to the Purchaser's Stock Option Plan in accordance with their respective terms; and (ii) all Purchaser Shares to be issued pursuant to the Arrangement will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(k)
No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Purchaser Shares or any other securities of Purchaser has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Purchaser, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(l)
Material Agreements. There are no contracts or agreements material to the conduct of the Purchaser Parties' affairs or business except for those agreements disclosed in the Public Record or those entered into in the ordinary course of business. Each of such contracts and agreements to which either of the Purchaser Parties is a party or by which any one of them is bound constitutes a legally valid and binding agreement of the Purchaser Parties, as applicable, enforceable in accordance with their respective terms and, to the knowledge of each of the Purchaser Parties, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such contract or agreement which is material to the business of Purchaser and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to be material to the business of Purchaser.

(m)
Filings. Purchaser has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Purchaser will deliver to Vendor, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Purchaser with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Vendor, as to which Purchaser makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(n)
No Material Adverse Change. Since December 31, 2012, other than as disclosed in the Public Record: (i) Purchaser has conducted its businesses only in the ordinary and normal course; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Purchaser, has been incurred other than in the ordinary course of business; and (iii) there has not been any Material Adverse Change in respect of Purchaser.

(o)
Books and Records. The financial books, records and accounts of Purchaser, in all material respects, (i) have been maintained in accordance with good business practice, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Purchaser; and (iii) accurately and fairly reflect the basis for the Purchaser Financial Statements. The corporate records and minute books of Purchaser have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Vendor.

(p)
Reports. As of their respective dates: (i) the Purchaser Financial Statements; (ii) Purchaser's Annual Information Form dated March 21, 2013 (including all documents incorporated by reference therein); (iii) all Purchaser press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since December 31, 2010; and (iv) all prospectuses or other offering documents used by Purchaser in the offering of its securities or filed with the Securities Authorities since December 31, 2010, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The Purchaser Financial Statements and other financial statements of Purchaser included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Purchaser's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, statement of loss and comprehensive loss, statements of changes in shareholders' equity and cash flows of Purchaser on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Purchaser. There has been no material change in Purchaser accounting policies, except as described in the notes to the Purchaser Financial Statements, since December 31, 2010.

(q)
Auditors. There has not been any reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators) with Purchaser's auditors.

(r)	Absence of Undisclosed Liabilities. The Purchaser has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the balance sheets and associated notes thereto included in the Purchaser Financial Statements (the "Purchaser Balance Sheets");

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Purchaser Balance Sheets under GAAP;

(iii)	those incurred in the ordinary course of business since the dates of the Purchaser Balance Sheets and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement or the implementation of the Arrangement.

(s)	Environmental:

(i)	Purchaser is not in material violation of any applicable Environmental Laws;

(ii)
Purchaser has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws in all material respects;

(iii)
there have been no material spills, releases, deposits or discharges of Hazardous Substances into the earth, air or body of water by Purchaser, or on any location which is owned, leased or otherwise operated by Purchaser, that have not been subject to remediation;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Purchaser which Purchaser has notice;

(v)	Purchaser has not failed to report to the proper Governmental Agency the occurrence of any event which is required to be so reported by any Environmental Law;

(vi)	Purchaser holds all environmental approvals required in connection with the operation of its business and the ownership and use of such assets, all environmental approvals are in full force and effect, and Purchaser has not received any notification pursuant to any Environmental Laws that any material work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or environmental approvals, or that any environmental approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(vii)
there are no pending or, to the knowledge of Purchaser, threatened claims, liens or encumbrances resulting from Environmental Laws with respect to any of the properties of Purchaser currently or formerly owned, leased, operated or otherwise used; and Purchaser has not assumed or retained by contract or operation of law any losses, expenses, claims, damages or liabilities of any third-party pursuant to applicable Environmental Laws.

(t)
Title. Although it does not warrant title, Purchaser has no knowledge or is not aware of any defects, failures or impairments in the title of Purchaser to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have: (i) a Material Adverse Effect on the Purchaser; (ii) a material reduction of the quantity and pre-tax present worth values of such assets; (iii) a material reduction of the current production volumes of Purchaser; or (iv) a material reduction of the current cash flow of Purchaser.

(u)
Licences. Purchaser has obtained and is in material compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its business as it is now being or is proposed to be conducted.

(v)
Compliance with Laws. The Purchaser has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of Purchaser or on the ability of Purchaser to consummate the Arrangement.

(w)
Long Term and Derivative Transactions. Except as disclosed in the Public Record, Purchaser does not have any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(x)
Insurance. Policies of insurance are in force as of the date hereof naming Purchaser as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Purchaser operates. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y)
Indebtedness to and by Officers, Directors and Others. Neither of the Purchaser Parties is indebted to any of its respective directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to Purchaser, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to either of the Purchaser Parties.

(z)
No Limitation. There is no non-competition, exclusivity, area of mutual interest, area of exclusion or other similar agreement, commitment or understanding in place to which Purchaser is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Purchaser in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Purchaser from engaging in this business or from competing with any Person or in any geographic area.

(aa)
Guarantees and Indemnification. Other than as disclosed in the Public Record, Purchaser is not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of Purchaser or Applicable Laws and other than standard indemnity agreements in underwriting, agency agreements and various trust indentures and similar agreements and in the ordinary course provided to service providers) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person.

(bb)
Information to Independent Engineer. Purchaser has no reason to believe that the report prepared by Sproule Associates Limited dated March 21, 2013 and effective as at December 31, 2012, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Purchaser as of December 31, 2012 (the "Purchaser Report") was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Purchaser has no knowledge of a material change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Purchaser has provided to Sproule Associates Limited all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal Oil and Gas Assets of Purchaser as at the effective date of such report, and, in particular, all material information respecting the interests of Purchaser interests in its principal Oil and Gas Assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material change in any of the material information so provided since the date thereof.

(cc)
No Insider Rights. No director, officer, insider or other party not at arm's length to Purchaser has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of Purchaser.

(dd)	Disclosure. To the knowledge of Purchaser, Purchaser has not withheld from Vendor any material information or documents concerning Purchaser or its assets or liabilities,

including all those related to its Oil and Gas Assets, during the course of Vendor's review of Purchaser and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Vendor by Purchaser pursuant hereto (including, without limitation, any matter disclosed by Purchaser in the Purchaser Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

(ee)	No Defaults under Leases and Agreements.

(i)
The Purchaser has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Purchaser's Oil and Gas Assets to which Purchaser is a party or by or to which Purchaser or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Purchaser; and

(ii)	to its knowledge:

(A)	Purchaser is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to its Oil and Gas Assets to which it is a party or by or to which it or such assets are bound or subject and, to its knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Purchaser.

(ff)
No Encumbrances. Purchaser has not encumbered or alienated its interest in the Purchaser's Oil and Gas Assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Purchaser Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder, encumbrances disclosed in the Public Record or any governmental registry (including the personal property registry in British Columbia, Alberta or Saskatchewan), or those arising in the ordinary course of business, which are not material in the aggregate.

(gg)
No Reduction of Interests. Except as is reflected in the Purchaser Report, none of the Purchaser's Oil and Gas Assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Purchaser except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect on Purchaser.

(hh)
Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Purchaser's Oil and Gas Assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Purchaser.

(ii)	Production Allowables and Production Penalties.

(i)
None of the wells in which Purchaser holds an interest has been produced in excess of applicable production allowables imposed by any Applicable Laws or any Governmental Entity and Purchaser does not have any knowledge of any impending change in production allowables imposed by any Applicable Laws or any Governmental Entity that may be applicable to any of the wells in which it holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect on Purchaser.

(ii)
The Purchaser has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Entity, including gas-oil ratio, and overproduction penalties imposed by the Alberta Energy Regulator, or any predecessor or successor thereto, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect on Purchaser.

(jj)	Operation and Condition of Wells. All wells in which Purchaser holds an interest:

(i)
for which Purchaser was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws; and

(ii)
for which Purchaser was not or is not operator, to its knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices in Canada or Applicable Laws would not in the aggregate have a Material Adverse Effect on Purchaser.

(kk)	Operation and Condition of Tangibles. The Purchaser's tangible depreciable property used or intended for use in connection with its Oil and Gas Assets:

(i)
for which Purchaser was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which

Purchaser was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)
for which Purchaser was not or is not operator, to its knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which Purchaser was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices in Canada or Applicable Laws would not in the aggregate have a Material Adverse Effect on Purchaser.

(ll)
Consents. Except as set forth in the Purchaser Disclosure Letter, there are no consents required by the Purchaser Parties from any third parties (including lenders, joint venture partners or production sharing contract counter-parties) to consummate the Arrangement.

(mm)
Brokers and Finders. The Purchaser has not retained nor will it retain any financial advisor, broker, agent or finder, or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated (except pursuant to agreements which have been provided to Vendor).

(nn)
Outstanding Acquisitions. As at the date hereof, the Purchaser has no obligations to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed in excess of $250,000 individually or $250,000 in the aggregate.

(oo)	Off-Balance Sheet Arrangements. Purchaser does not have any "off-balance sheet arrangements" as such term is defined in Form 40-F adopted by the SEC.

(pp)	Employment Agreements. The transactions contemplated by this Agreement will not trigger any change of control payments or obligations under any employment contracts of any of Purchaser's employees.

(qq)
Sufficient Funds. The Purchaser Parties have sufficient funds or committed financing available to effect the consummation of the Arrangement on the terms set forth in this Agreement and in the Plan of Arrangement.

4.2	Representations and Warranties of Vendor Parties

Each of the Vendor Parties, as applicable, hereby makes the representations and warranties set forth in this Section 4.2 to and in favour of the Purchaser Parties and each acknowledges that the Purchaser Parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement. Representations and warranties made by the Vendor in this Section 4.2 with respect to the Western Canadian Business Unit shall be deemed to be made by Vendor and NumberCo, mutatis mutandis, from and after the time such assets are conveyed by Vendor to NumberCo pursuant to the Asset Purchase and Sale Agreement.

(a)
Organization and Qualification. Each of the Vendor Parties is a corporation duly incorporated or amalgamated and validly existing under the Laws of Alberta and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Vendor Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on Vendor. Copies of the constating documents of the Vendor Parties (including the Vendor Material Agreements) provided to Purchaser, together with all amendments to date, are accurate and complete as of the date hereof in all material respects and have not been amended or superseded.

(b)
Authority Relative to this Agreement. Each of the Vendor Parties has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by each of the Vendor Parties of the Arrangement has been duly authorized by the Vendor Board of Directors and the board of directors of NumberCo, as applicable, and, subject to the requisite approval of the Vendor Shareholders, no other corporate proceedings on the part of the Vendor Parties are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of the Vendor Parties and constitutes a legal, valid and binding obligation of each Vendor Party enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)
Subsidiaries. Other than NumberCo, Vendor has no Subsidiaries in relation to the business, operation or financial condition of the Western Canadian Business Unit. Vendor's only Subsidiary with petroleum or natural gas assets in Western Canada, or land or property related thereto, is SubCo, which owns the Remaining Canadian Assets.

(d)
Ownership of Subsidiaries. As of the date hereof, Vendor is the beneficial, direct or indirect, owner of all of the outstanding shares of NumberCo and SubCo with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under the Vendor Credit Facilities. There are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by NumberCo of any securities of NumberCo or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of NumberCo. All outstanding securities of NumberCo have been duly authorized and validly issued, are fully paid and non- assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(e)
Reporting Issuer Status. Vendor is a reporting issuer (where such concept exists) in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland and is in material compliance with all applicable Canadian Securities Laws therein and U.S. Securities Laws. Vendor is in material compliance with the rules of the TSX and NYSE.

(f)	No Violations. Except as contemplated by this Agreement:

(i)
other than as disclosed in the Vendor Disclosure Letter, neither the execution and delivery of this Agreement by the Vendor Parties nor the consummation of the Arrangement nor compliance by the Vendor Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance, claim, trust, royalty or carried, participation, net profits or other third party interest, option, right of first refusal, right of privilege and any agreement or arrangement (whether by law, contract or otherwise) capable of becoming any of the foregoing, upon any of the properties or assets of the Vendor Parties relating to or involving the Western Canadian Business Unit or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the articles, by-laws, shareholder agreements or other constating documents of the Vendor Parties, or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which either Vendor Party is a party or to which any of its properties or assets relating to the Western Canadian Business Unit, may be subject; or (B) violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Vendor and any of its properties or assets relating to or involving the Western Canadian Business Unit (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Western Canadian Business Unit, or significantly impede the ability of Vendor to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Western Canadian Business Unit; and

(ii)
other than as disclosed in the Vendor Disclosure Letter, and except for the requisite approval of the Court, the TSX, NYSE and the Vendor Shareholders, (A) there is no legal impediment to the Vendor Parties' consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority, including any Governmental Entity, is required of or by the Vendor Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not significantly impede the ability of the Vendor Parties to consummate the Arrangement..

(g)
Litigation. There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry by any Governmental Entity, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative material matter or proceeding (collectively, "proceedings") in respect of the businesses, properties or assets of the Western Canadian Business Unit (whether in progress or, to the knowledge of Vendor Parties, threatened)

and, to the knowledge of Vendor Parties, no event has occurred which would reasonably be expected to give rise to any proceeding. (i) There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Entity outstanding against: (i) the Western Canadian Business Unit; or (ii) Vendor Parties in respect of their respective businesses, properties or assets that has had or would reasonably be expected to have a Material Adverse Effect on the Western Canadian Business Unit or significantly impede the completion of the transactions contemplated by this Agreement.

(h)
Capitalization. As of the date hereof, the authorized capital of Vendor consists of an unlimited number of Vendor Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, there were issued and outstanding 62,301,446 Vendor Shares and nil preferred shares. Other than: an aggregate of 4,609,200 options to purchase Vendor Shares under the Vendors' Stock Option Plan, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Vendor of any securities of Vendor (including Vendor Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Vendors (including Vendor Shares).

(i)
Material Agreements. There are no contracts or agreements material to the conduct of the Western Canadian Business Unit's affairs or business except for those agreements disclosed in the Public Record or those entered into in the ordinary course of business. Each of such contracts and agreements to which either of the Vendor Parties is a party or by which any one of them is bound constitutes a legally valid and binding agreement of the Vendor Parties, as applicable, enforceable in accordance with their respective terms and, to the knowledge of each of the Vendor Parties, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such contract or agreement which is material to the Western Canadian Business Unit and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to be material to the Western Canadian Business Unit.

(j)
Filings. Vendor has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact, required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Vendor will deliver to Purchaser, as soon as they become available, true and complete copies of any material reports or statements which relate to the Western Canadian Business Unit and are required to be filed by Vendor with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Purchaser, as to which Vendor makes no representation) will not contain any untrue statement of a material fact, or omit to state a material fact, required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(k)
No Material Adverse Change. Since December 31, 2012, other than as disclosed in the Public Record: (i) Vendor has conducted the business of the Western Canadian Business Unit only in the ordinary and normal course; (ii) no liability or obligation of any nature

(whether absolute, accrued, contingent or otherwise) material to the Western Canadian Business Unit has been incurred by Vendor other than in the ordinary course of business; and (iii) there has not been any Material Adverse Change in respect of the Western Canadian Business Unit.

(l)
Books and Records. The financial books, records and accounts in respect of the Western Canadian Business Unit, in all material respects, (i) have been maintained in accordance with good business practice, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions related to the Western Canadian Business Unit; and (iii) accurately and fairly reflect the basis for the Operating Statements to be included in the Information Circular. The corporate records and minute books of NumberCo have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Purchaser.

(m)
Reports. As of their respective dates and in so far as such disclosures relate to the Western Canadian Business Unit: (i) the Vendor Financial Statements; (ii) Vendor's Annual Information Form dated March 21, 2013 (including all documents incorporated by reference therein); (iii) all Vendor press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since December 31, 2010; and (iv) all prospectuses or other offering documents used by Vendor in the offering of its securities or filed with the Securities Authorities since December 31, 2010, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The Vendor Financial Statements and other financial statements of Vendor included or incorporated by reference in such forms, statements, prospectuses and other offering documents will be prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Vendor's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and shall present fairly in accordance with GAAP the consolidated financial position, statement of loss and comprehensive loss, statements of changes in shareholders' equity and cash flows of Vendor on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Vendor. There has been no material change in Vendor accounting policies, except as described in the notes to the Vendor Financial Statements, since December 31, 2010 which would affect the accounting by the Vendor of the Western Canadian Business Unit.

(n)
Operating Statements. The Operating Statements to be included in the Information Circular will be prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of the audited operating statement, in the related report of Vendor's independent auditors or (y) in the case of unaudited interim operating statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the gross revenue, royalty expenses, production costs and operating income of the Western Canadian Business Unit as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited Operating Statements, to normal year-end audit adjustments).

(o)
Auditors. There has not been any reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators) with Vendor's auditors which if remedied or implemented would have affected the accounting by the Vendor of the Western Canadian Business Unit.

(p)	Absence of Undisclosed Liabilities. NumberCo has no material liabilities of any nature (matured or unmatured, fixed or contingent).

(q)	Environmental. Except as disclosed in the Vendor Disclosure Letter:

(i)	Vendor is not in material violation of any applicable Environmental Laws in respect of the Western Canadian Business Unit;

(ii)
Vendor has operated the Western Canadian Business Unit at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws in all material respects;

(iii)
there have been no material spills, releases, deposits or discharges of Hazardous Substances into the earth, air or body of water by Purchaser on or from any property included in the Western Canadian Business Unit that have not been subject to remediation;

(iv)
no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Western Canadian Business Unit which Vendor has notice;

(v)
Vendor has not failed to report to the proper Governmental Agency the occurrence of any event related to the Western Canadian Business Unit which is required to be so reported by any Environmental Law;

(vi)
Vendor holds all environmental approvals required in connection with the operation of the Western Canadian Business Unit and the ownership and use of such assets, all such environmental approvals are in full force and effect, and Vendor has not received any notification pursuant to any Environmental Laws that any material work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or environmental approvals, or that any environmental approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and

(vii)
there are no pending or, to the knowledge of Vendor, threatened claims, liens or encumbrances resulting from Environmental Laws with respect to any of the properties of the Western Canadian Business Unit currently or formerly owned, leased, operated or otherwise used; and Vendor has not assumed or retained by contract or operation of law any losses, expenses, claims, damages or liabilities of any third-party pursuant to applicable Environmental Laws in connection with the properties of the Western Canadian Business Unit.

(r)
Title. Although it does not warrant title, Vendor does not have any knowledge or is not aware of any defects, failures or impairments in the title of Vendor to its assets comprising the Western Canadian Business Unit, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have: (i) a Material Adverse Effect on the Western Canadian Business Unit; (ii) a material reduction of the quantity and pre-tax present worth values of such assets, (iii) a material reduction of the current production volumes of the Western Canadian Business Unit, or (iv) a material reduction of the current consolidated cash flow of the Western Canadian Business Unit.

(s)
Licences. Vendor has obtained and is in compliance with all material licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct the business of the Western Canadian Business Unit as it is now being or is proposed to be conducted.

(t)
Compliance with Laws. Vendor has complied with all Laws applicable to the operation of the Western Canadian Business Unit except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets or financial condition of the Western Canadian Business Unit or the ability of the Vendor to consummate the Arrangement.

(u)
Insurance. Policies of insurance are in force as of the date hereof naming Vendor as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Vendor and the Western Canadian Business Unit operates. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(v)
Indebtedness to and by Officers, Directors and Others. NumberCo is not indebted to any of its respective directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to the Vendor Parties, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to either of the Vendor Parties.

(w)
No Limitation. There is no non-competition, exclusivity, area of mutual interest, area of exclusion or other similar agreement, commitment or understanding in place to which Vendor is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of the Western Canadian Business Unit in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Vendor engaging the Western Canadian Business Unit in its business or from competing with any Person or in any geographic area.

(x)
Information to Independent Engineer. Except as disclosed in the Vendor Disclosure Letter, Vendor has no reason to believe that the report prepared by GLJ Petroleum Consultants Ltd., dated February 19, 2013 and effective as at December 31, 2012, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of the Western Canadian Business Unit as of December 31, 2012 (the "Western Canadian Assets Report") was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Vendor has no knowledge of a material change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in the Western Canadian Assets Report. Vendor has provided to GLJ Petroleum Consultants Ltd., all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal Oil and Gas Assets of the Western Canadian Business Unit, as at the effective date of such report, and, in particular, all material information respecting Vendor's interests in the Western Canadian Business Unit's principal Oil and Gas Assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material change in any of the material information so provided since the date thereof.

(y)
No Insider Rights. No director, officer, insider or other party not at arm's length to Vendor has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of Vendor that relate to or involve the Western Canadian Business Unit.

(z)
Disclosure. To the knowledge of Vendor, Vendor has not withheld from Purchaser any material information or documents concerning the Western Canadian Business Unit or its assets or liabilities, including all those related to its Oil and Gas Assets, during the course of Purchaser's review of Vendor and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Purchaser by Vendor pursuant hereto (including, without limitation, any matter disclosed by Vendor in the Vendor Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

(aa)
All Oil and Gas Assets. All of the Oil and Gas Assets and related rights, properties and interests held by Vendor and its respective Affiliates relating to the Western Canadian Business Unit are listed in the Asset Purchase and Sale Agreement.

(bb)	No Defaults under Leases and Agreements.

(i)
Vendor has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Western Canadian Business Unit's Oil and Gas Assets to which Vendor is a party or by or to which Vendor or any such assets are bound or subject; and

(ii)	to its knowledge:

(A)	Vendor is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to the Oil and Gas Assets included in the Western Canadian Business Unit to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder.

(cc)
No Encumbrances. Vendor has not encumbered or alienated its interest in the Western Canadian Business Unit's Oil and Gas Assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Vendor Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the schedule attached to the Asset Purchase and Sale Agreement, in the Public Record (including the personal property registry in British Columbia, Alberta and Saskatchewan) or those arising in the ordinary course of business, which are not material in the aggregate.

(dd)
No Reduction of Interests. None of Vendor's Oil and Gas Assets included in the Western Canadian Business Unit's are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Vendor except to the extent that such reduction or change to an interest would not in the aggregate be material to the Western Canadian Business Unit.

(ee)
Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Western Canadian Business Unit's oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate be material to the Western Canadian Business Unit.

(ff)	Taxes. The aggregate tax attributes of NumberCo, as of the Effective Date, will not be lower than as set forth in the Vendor Disclosure Letter.

(gg)	Production Allowables and Production Penalties.

(i)
None of the wells included in the Western Canadian Business Unit in which Vendor holds an interest has been produced in excess of applicable production allowables imposed by any Applicable Laws or any Governmental Entity and Vendor does not have any knowledge of any impending change in production allowables imposed by any Applicable Laws or any Governmental Entity that may be applicable to any of the wells in which it holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate be material to the Western Canadian Business Unit.

(ii)
Except as disclosed in the Vendor Disclosure Letter, Vendor has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Entity, including gas-oil ratio, and overproduction penalties imposed by the Alberta Energy Regulator, or any predecessor or successor thereto, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate be material to the Western Canadian Business Unit.

(hh)	Operation and Condition of Wells. All wells included in the Western Canadian Business Unit in which Vendor holds an interest:

(i)
for which Vendor was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws; and

(ii)
for which Vendor was not or is not operator, to its knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices in Canada or Applicable Laws would not in the aggregate be material to the Western Canadian Business Unit.

(ii)	Operation and Condition of Tangibles. The Western Canadian Business Unit's tangible depreciable property used or intended for use in connection with its Oil and Gas Assets:

(i)
for which Vendor was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which Vendor was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)
for which Vendor was not or is not operator, to its knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which Vendor was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices in Canada or Applicable Laws would not in the aggregate be material to the Western Canadian Business Unit.

(jj)
Sale, Processing and Transportation Contracts: Except as disclosed in the Vendor Disclosure Letter, Vendor is not a party to and Vendor's interest in and to the assets comprising the Western Canadian Business Unit is not otherwise bound or affected by any (i) production sales contracts pertaining to the Petroleum Substances or any of them that cannot be terminated on notice of 91 days or less (without an early termination penalty or other cost), (ii) gas balancing or similar agreements pertaining to the Petroleum Substances or any of them, (iii) agreements for the transportation, processing or disposal of the Petroleum Substances or any of them or substances produced in connection with the Petroleum Substances or any of them, (iv) agreements for the contract operation by a third party of the assets comprising the Western Canadian Business Unit or any of them, and (v) agreements to provide transportation, processing or disposal capacity or service to any third party.

(kk)
Rights of First Refusal. There are no outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the property or assets comprising the Western Canadian Business Unit.

(ll)
Consents. Except as disclosed in the Vendor Disclosure Letter, there are no consents required by the Vendor Parties from any third parties (including lenders, joint venture partners or production sharing contract counter-parties) to consummate the Arrangement.

(mm)
Authorization for Expenditure. Except as disclosed in the Vendor Disclosure Letter, the Vendor has no knowledge of any authorization for expenditure issued or approved by the Vendor with respect to the assets comprising the Western Canadian Business Unit.

(nn)	Take or Pay Obligations: There are no Take or Pay Obligations.

(oo)	Vendor Options. Any and all obligations arising to holders of stock options of Vendor in respect of such stock options will remain the obligations of Vendor.

(pp)	Vendor Severance Costs. All Vendor Severance Costs that may be payable are set forth in the Vendor Disclosure Letter.

(qq)	Paid-Up Capital. The paid-up capital of each Vendor Share as of the date hereof and, as of the Effective Date immediately prior to the completion of the Arrangement, will not be lower than $2.00.

(rr)
Western Canadian Business Unit. Immediately prior to the effective time of the conveyance contemplated by the Asset Purchase and Sale Agreement, the assets comprising the Western Canadian Business Unit constitute substantially all of the Canadian resource properties (as defined in the ITA) held by Vendor which are located in Canada.

4.3	Survival of Representations and Warranties

All representations and warranties contained in this Agreement on the part of each of the Parties shall expire nine (9) months following the Effective Date. If no claim shall have been made under this Agreement against a Party for any incorrectness in or breach of any representation or warranty made in this Agreement prior to such date, such Party shall have no further liability under this Agreement with respect to such representation or warranty. Following the Effective Time, the representations of the Vendor Parties shall be deemed for all purposes to have been made solely by the Vendor. Notwithstanding any other provision of this Agreement: (a) any claim by the Vendor after the Effective Time for a breach by the Purchaser Parties of the representations contained in Section 4.1 shall not be subject to the monetary limitation contained in Section 6.2; and (b) any claim by the Purchaser after the Effective Time for a breach by the Vendor of the representations and warranties contained in Section 4.2 shall not be subject to the monetary limitation contained in Section 6.1.

4.4	Limitations on Liability

(a)
A Party shall not be liable for any Losses with respect to the matters set forth in Sections 4.1 or 4.2 unless written notice of that Claim is given to the applicable Party within the applicable survival period provided in Section 4.3.

(b)
The total aggregate liability of the Purchaser Parties or the Vendor Parties for any Claims for Losses arising under Sections 4.1 or 4.2 in connection with this Agreement, whether based in contract, tort, strict liability, other Applicable Laws or otherwise, shall not exceed $30 million.

(c)	Neither the Vendor Parties or the Purchaser Parties shall have any liability for any Claims for Losses as set forth in this Section 4.4 until:

(i)	the Loss with respect to the particular act, circumstance, development, event, fact, occurrence or omission exceeds $100,000; and

(ii)	the aggregate of all Losses under Sections 4.1 or 4.2 exceeds, on a cumulative basis, $1,000,000.

4.5	Privacy Issues

(a)	For the purposes of this Section 4.4, the following definitions shall apply:

(i)
"applicable law" means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii)
"applicable privacy laws" means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta).

(iii)
"authorized authority" means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(iv)	"Personal Information" means information about an individual transferred by Vendor to Purchaser in accordance with this Agreement and/or as a condition of the Arrangement.

(b)
The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "Disclosed Personal Information").

(c)	Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d)
Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e)
Each Party acknowledges and confirms that it has and shall continue to employ appropriate procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)
Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.

(g)
Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)
Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of the Parties without prejudice to their right to rely on any other of such conditions:

(a)
on or prior to November 29, 2013, the Interim Order shall have been granted in form and substance satisfactory to each of Purchaser and Vendor, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Purchaser and Vendor, acting reasonably, on appeal or otherwise;

(b)
the Vendor Arrangement Resolution shall have been passed by the Vendor Shareholders in accordance with the Interim Order and in form and substance satisfactory to each of Purchaser and Vendor, acting reasonably;

(c)	the Asset Purchase and Sale Agreement shall have been executed and the elections under the ITA contemplated therein shall have been executed;

(d)
the Purchaser Shares shall be listed and posted for trading on the TSXV as of the Effective Date and the Purchaser Shares issuable to Vendor Shareholders pursuant to the Arrangement shall be conditionally approved for listing on the TSXV;

(e)
on or prior to the Outside Date, the Final Order shall have been granted in form and substance satisfactory to Purchaser and Vendor, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Purchaser and Vendor, acting reasonably, on appeal or otherwise;

(f)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Purchaser and Vendor, acting reasonably;

(g)	the Arrangement shall have become effective on or prior to the Outside Date;

(h)
all other required domestic and foreign regulatory, governmental, stock exchange and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Purchaser and Vendor, each acting reasonably, including, without limitation, conditional listing approval for the additional listing on the TSXV of the Purchaser Shares to be issued pursuant to the Arrangement;

(i)
there shall be no action taken under any existing Applicable Law in Canada or the United States, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity in Canada or the United States, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any of the other transactions contemplated herein; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(j)
the provisions of Section 2.8 shall be satisfied and the issuance of Purchaser Shares pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, and the registration requirements of all applicable state securities laws, and, except with respect to persons deemed "affiliates" (as defined in Rule 405 of the U.S. Securities Act) of Purchaser after the Arrangement or within 90 days prior to the Arrangement, the Purchaser Shares issuable pursuant to the Arrangement shall not be subject to resale restrictions under the U.S. Securities Act.

The foregoing conditions are for the mutual benefit of Vendor and Purchaser and may be asserted by Vendor and Purchaser regardless of the circumstances and may be waived by Vendor and Purchaser

(with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Vendor or Purchaser may have.

5.2	Additional Conditions to Obligations of Purchaser Parties

The obligations of the Purchaser Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	Vendor shall have mailed the Information Circular and other documents required in connection with the Vendor Meeting on or before December 3, 2013;

(b)	Vendor shall have furnished Purchaser with:

(i)	certified copies of the resolutions duly passed by the Vendor Board of Directors approving this Agreement and the consummation of all of the transactions contemplated hereby and related thereto; and

(ii)	certified copies of the resolutions of Vendor Shareholders duly passed at the Vendor Meeting, approving the Vendor Arrangement Resolution;

(c)	except as affected by the transactions contemplated by this Agreement, the representations and warranties of Vendor contained in Section 4.2:

(i)
that are not qualified by materiality, Material Adverse Effect or Material Adverse Change, shall be true and correct in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time; and

(ii)
that are qualified by materiality, Material Adverse Change or Material Adverse Effect shall be true and correct in all respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time;

and the Vendor Parties shall have complied in all material respects with their covenants in this Agreement and Purchaser shall have received a certificate to that effect dated the Effective Date from the President and Chief Financial Officer of Vendor acting solely on behalf of Vendor and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Purchaser will have no knowledge to the contrary or, if and to the extent that such representations and warranties fail to be true and correct in all material respects or true and correct in all respects, as the case may be, or the Vendor Parties have failed to comply with their covenants, such failure(s) would not, individually or in the aggregate, have a Material Adverse Effect on the Western Canadian Business Unit or its Oil and Gas Assets and would not materially impede completion of the Arrangement;

(d)
there shall not have occurred any change after the date hereof, or prior to the date hereof which has not been publicly disclosed or disclosed to Purchaser in writing prior to the date hereof or in the Vendor Disclosure Letter (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Vendor relating to or involving the Western Canadian Business Unit and which, in the judgment of Purchaser, acting reasonably, is or would reasonably be expected to cause a Material Adverse Change with respect to the Western Canadian Business Unit;

(e)	Vendor shall have delivered the Vendor Support Agreements concurrent with the execution hereof, representing in aggregate not less than 12% of the Vendor Shares; and

(f)	the Operating Statements in the Information Circular do not disclose a Material Adverse Change with respect to the Western Canadian Business Unit.

The conditions in this Section 5.2 are for the exclusive benefit of the Purchaser Parties and may be asserted by Purchaser regardless of the circumstances or may be waived by Purchaser in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser may have.

5.3	Additional Conditions to Obligations of Vendor Parties

The obligations of the Vendor Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
Purchaser shall have furnished Vendor with certified copies of the resolutions duly passed by the Purchaser Board of Directors approving this Agreement and the consummation of all of the transactions contemplated hereby and related thereto.

(b)	except as affected by the transactions contemplated by this Agreement, the representations and warranties of Purchaser contained in Section 4.1:

(i)
that are not qualified by materiality, Material Adverse Change or Material Adverse Effect, shall be true and correct in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time; and

(ii)
that are qualified by materiality, Material Adverse Change or Material Adverse Effect shall be true and correct in all respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time;

and the Purchaser Parties shall have complied in all respects with their covenants in this Agreement and Vendor shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of Purchaser acting solely on behalf of Purchaser and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Vendor will have no knowledge to the contrary or, if and to the extent that such representations or warranties fail to be true and correct in all material respects or true and correct in all respects, as the case may be, or the Purchaser Parties have failed to comply with their covenants, such failure(s) would not have a Material Adverse Effect on Purchaser and would not materially impede completion of the Arrangement;

(c)	holders of not greater than 5% of the outstanding Vendor Shares shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(d)
there shall not have occurred any change after the date hereof, or prior to the date hereof which had not been publicly disclosed or disclosed to Vendor in writing prior to the date hereof or in the Purchaser Disclosure Letter (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Purchaser and which, in the judgment of Vendor, acting reasonably, is or would reasonably be expected to cause a Material Adverse Change with respect to Purchaser;

(e)	the Vendor Board of Directors shall have concluded, in its sole discretion, that there is no reasonable likelihood that consummation of the transactions contemplated hereby will:

(i)	place at material risk, Vendor's title to the assets of the North African Business Unit; or

(ii)	give rise to a material adverse change to the operations or future business prospects of the North African Business Unit;

(f)	all necessary steps shall have been taken to appoint, immediately following the Effective Time, the Vendor Director Nominees to the Purchaser Board of Directors;

(g)
the Net Debt of Purchaser shall not exceed $75 million at the Effective Date and Vendor shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of Purchaser acting solely on behalf of Purchaser and not in their personal capacity; and

(h)	Purchaser shall have satisfied its obligations under Section 3.6(i).

The conditions in this Section 5.3 are for the exclusive benefit of the Vendor Parties and may be asserted by Vendor regardless of the circumstances or may be waived by Vendor in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Vendor may have.

5.4	Notice and Effect of Failure to Comply with Conditions

(a)
Each of Purchaser and Vendor shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be reasonably likely to result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)
If any of the conditions precedents set forth in Sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may rescind and terminate this Agreement as provided in Section 8.1 hereof; provided that:

(i)
prior to the filing of the Final Order and Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or termination right , as the case may be; and

(ii)
if any such notice is delivered, and a Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Other Party may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of ten Business Days from such notice.

If such notice has been delivered prior to the date of the Vendor Meeting, then Vendor shall have the right, but not the obligation, to postpone the Vendor Meeting, until the expiry of such period.

5.5	Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.
ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1	Purchaser Damages

If at any time after the execution of this Agreement and prior to its termination:

(a)
the Vendor Board of Directors has failed to make or has withdrawn, modified or changed any of its resolutions, recommendations or determinations referred to in Section 2.3 or shall have resolved to do so or publicly announced its intention to do so prior to the Effective Date;

(b)	Vendor accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(c)	the Vendor notifies Purchaser in accordance with Section 5.4 that the condition set forth in Section 5.3(e) will not be met prior to the Effective Date;

(d)
Vendor or NumberCo is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to the Western Canadian Business Unit or materially impedes the completion of the Arrangement, and Vendor fails to cure such breach within five Business Days after receipt of written notice thereof from Purchaser (except that no cure period shall be provided for a breach which by its nature cannot be cured);

(e)
Vendor is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to the Western Canadian Business Unit or materially impedes the completion of the Arrangement, and Vendor fails to cure such breach within five Business Days after receipt of written notice thereof from Purchaser (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(f)
any Governmental Entity of Tunisia or Libya, or any duly authorized representative thereof, or any party named in the Vendor Disclosure Letter, related to or in any manner connected with the North African Business Unit fails to consent, approve or otherwise take any action that is necessary to be taken by such party for the Parties to consummate the Arrangement or takes any action to prevent or delay the consummation of the Arrangement such that the Arrangement is not consummated on or before the Outside Date,

(each of the above being a "Purchaser Damages Event"), then in the event of the termination of this Agreement pursuant to Section 8.1, Vendor shall pay to Purchaser an amount (the "Purchaser Termination Fee") determined as follows:

(i)	$2,000,000 in respect of a Purchaser Damages Event provided in Section 6.1(a), (b), (c) or (f); or

(ii)	$1,000,000 in respect of a Purchaser Damages Event provided in Section 6.1(d) or (e), as liquidated damages in immediately available funds to an account designated by Purchaser within three Business Days after the occurrence of the first to occur of the events described above.
Following a Purchaser Damages Event but prior to payment of the applicable Purchaser Termination Fee, Vendor shall be deemed to hold such applicable Purchaser Termination Fee in trust for Purchaser. Vendor shall only be obligated to pay one Purchaser Termination Fee pursuant to this Section 6.1.

6.2	Vendor Damages

If at any time after the execution of this Agreement and prior to its termination:

(a)	Purchaser accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(b)
Purchaser or AcquisitionCo is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Purchaser or materially impedes the completion of the Arrangement, and Purchaser fails to cure such breach within ten

Business Days after receipt of written notice thereof from Vendor (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(c)
Purchaser is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Purchaser or materially impedes the completion of the Arrangement, and Purchaser fails to cure such breach within five Business Days after receipt of written notice thereof from Vendor (except that no cure period shall be provided for a breach which by its nature cannot be cured),

(each of the above being a "Vendor Damages Event"), then in the event of the termination of this Agreement pursuant to Section 8.1, Purchaser shall pay to Vendor an amount (the "Vendor Termination Fee") determined as follows:

(i)	$2,000,000 in respect of a Vendor Damages Event provided in Section 6.2(a); or

(ii)	$1,000,000 in respect of a Vendor Damages Event provided in Section 6.2(b) or (c)
as liquidated damages in immediately available funds to an account designated by Vendor within three Business Days after the occurrence of the first to occur of the events described above.
Following a Vendor Damages Event but prior to payment of the applicable Vendor Termination Fee, Purchaser shall be deemed to hold such applicable Vendor Termination Fee in trust for Vendor. Purchaser shall only be obligated to pay one Vendor Termination Fee pursuant to this Section 6.2.

6.3	Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages which such Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that the payment of the applicable amount pursuant to Article 6 is the sole monetary remedy of such Party under this Agreement, provided, however, that this limitation shall not apply in the event of fraud or wilful or intentional breach of this Agreement by the Party that has made, or is required to make, a payment pursuant to this Article 6.

6.4	Other Remedies

If this Agreement has not been terminated under Section 8.1, then nothing herein shall preclude Vendor on the one hand, and Purchaser on the other hand, from pursuing any other remedies in respect of any breach of this Agreement by the Other Party, including seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
AMENDMENT

7.1	Amendment

This Agreement (including the Plan of Arrangement) may at any time and from time to time before or after the holding of the Vendor Meeting or the Purchaser Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Laws, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants contained herein and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by Vendor Shareholders, without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

7.2	Mutual Understanding Regarding Amendments

The Parties mutually agree that if a Party proposes any amendments to this Agreement or to the Plan of Arrangement for tax or any other reason, Purchaser on the one hand and Vendor on the other hand will act reasonably in considering any such amendment and if the other Party or Parties and its securityholders, as applicable, are not prejudiced by reason of any such amendment, the other Party or Parties will co-operate in a reasonable fashion with the Party proposing any such amendment so that any such amendment can be effected subject to Applicable Laws and the rights of securityholders.

ARTICLE 8
TERMINATION

8.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Purchaser and Vendor;

(b)
as provided in Section 5.4 provided that the Party seeking termination is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 5.1, 5.2 or 5.3, as applicable, not to be satisfied;

(c)	by Purchaser upon the occurrence of a Purchaser Damages Event as provided in Section 6.1;

(d)	by Vendor upon the occurrence of a Vendor Damages Event as provided in Section 6.2;

(e)
by Vendor upon a decision by the Vendor Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii), provided that Vendor: (i) has complied with its obligations set forth in Section 3.4; and (ii) concurrently pays the amount required pursuant to Section 6.1; and

(f)
by Purchaser upon a decision by the Purchaser Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii), provided that Purchaser: (i) has complied with its obligations set forth in Section 3.4; and (ii) concurrently pays the amount required pursuant to Section 6.2.

In the event of the termination of this Agreement in the circumstances set out above, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in Article 6, Sections 3.1(j), 3.2(j) and 4.5 and 10.4, as applicable and each of the Parties' obligations in the Confidentiality Agreement which shall survive such termination.

ARTICLE 9
NOTICES

9.1	Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a)	in the case of Purchaser or AcquisitionCo, to:

Marquee Energy Ltd.
1700, 500 - 4th Avenue SW
Calgary, Alberta
T2P 2V6

Attention:    Richard Thompson
Facsimile:    (403) 265-0073
with a copy to:
Bennett Jones LLP
4500 Bankers Hall East
855 - 2nd Street SW
Calgary, Alberta
T2P 4K7
Attention:    Brent W. Kraus
Facsimile:    (403) 265‑7219

(b)	in the case of Vendor or NumberCo, to:

Sonde Resources Corp.
3100, 500 - 4th Avenue SW
Calgary, Alberta
T2P 2V6
Attention:    William K. Dirks
Facsimile:    (403) 216-2374
with a copy to:
Norton Rose Fulbright Canada LLP
3700, 400-3rd Avenue SW
Calgary, AB T2P 4H2
Attention:    Crae Garrett
Facsimile:    (403) 264-5973
or such other address as the Parties may, from time to time, advise to the Other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.
ARTICLE 10
GENERAL

10.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2	Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the Other Party.

10.3	Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the Other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the Other Party as to the wording of such disclosure prior to its being made.

10.4	Costs

Except as contemplated herein, each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby, provided that if the Arrangement is consummated, the legal fees directly related to the consummation of the transactions contemplated by this Agreement shall be split equally between the Parties.

10.5	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)
the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.6	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7	Time of Essence

Time shall be of the essence of this Agreement.

10.8	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

10.9	Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.10	Third Party Beneficiaries

The provisions of Sections 3.1(j) and 3.2(j) are: (i) intended for the benefit of all present and former trustees, directors and officers of the Purchaser and Vendor, as applicable, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and Purchaser and/or Vendor, as applicable, shall hold the rights and benefits of Sections 3.1(j) and 3.2(j) in trust for and on behalf of the Third Party Beneficiaries and Purchaser and/or Vendor, as applicable, hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) in addition to, and not in substitution for, any other rights that Third Party Beneficiaries may have by contract or otherwise.

10.11	Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Amended and Restated Arrangement Agreement as of the date first above written.

MARQUEE ENERGY LTD.	SONDE RESOURCES CORP.

Per: (Signed) "Richard Thompson"	Per: (Signed) "William K. Dirks"
Richard Thompson	William K. Dirks

Per: (Signed) "Roy Evans"
Roy Evans

1775412 ALBERTA LTD.	1771538 ALBERTA LTD.

Per: (Signed) "Richard Thompson"	Per: (Signed) "William K. Dirks"
Richard Thompson	William K. Dirks

EXHIBIT A
PLAN OF ARRANGEMENT
See Attached.

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE BUSINESS CORPORATIONS ACT (ALBERTA)
ARTICLE 1
INTERPRETATION

1.1	In this Plan of Arrangement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9;

(b)	"AcquisitionCo" means 1775412 Alberta Ltd., a corporation incorporated under the laws of the Province of Alberta and a wholly-owned subsidiary of Purchaser;

(c)
"Arrangement", "herein", "hereof", "hereunder" and similar expressions mean and refer to the arrangement involving Purchaser, Vendor, NumberCo and the Vendor Shareholders pursuant to section 193 of the ABCA, on the terms and conditions set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(d)	"Arrangement Agreement" means the arrangement agreement dated November 4, 2013 among Purchaser, Vendor, NumberCo and AcquisitionCo with respect to the Arrangement, and all amendments thereto;

(e)
"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(f)	"Business Day" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(g)	"Certificate" means the certificate, certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(h)	"Consolidated Vendor Shares" means common shares in the capital of the Vendor immediately following the Effective Time;

(i)	"Consolidation" means the consolidation of the Vendor Shares to be carried out under subsection 3.1(d);

(j)	"Consolidation Ratio" means 0.9 Consolidated Vendor Shares for each Vendor Share;

(k)	"Court" means the Court of Queen's Bench of Alberta;

(l)	"Dissent Rights" means the dissent rights described in Article 4 of this Plan of Arrangement;

(m)
"Dissenting Shareholder" means any registered Vendor Shareholder who has validly exercised its Dissent Rights in respect of the holder's Vendor Shares and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights as at the Effective Time;

(n)	"Effective Date" means the date the Arrangement is effective pursuant to the ABCA;

(o)	"Effective Time" means the time the Arrangement becomes effective on the Effective Date pursuant to the ABCA;

(p)
"Final Order" means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(q)
"Interim Order" means the interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Vendor Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(r)	"ITA" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

(s)
"Letter of Transmittal" means the letter of transmittal to be sent to registered Vendor Shareholders which, when duly completed and returned with the certificate or certificates for Vendor Shares and any other required documents, will enable registered Vendor Shareholders to surrender such certificates for certificates representing Purchaser Shares and Consolidated Vendor Shares;

(t)	"NumberCo" means 1771538 Alberta Ltd., a corporation incorporated under the laws of the Province of Alberta and a wholly-owned subsidiary of Vendor;

(u)	"NumberCo Shares" means all of the issued and outstanding shares in the capital of NumberCo;

(v)	"Olympia" means Olympia Trust Company or any successor thereto, as transfer agent of Purchaser;

(w)	"Plan" or "Plan of Arrangement" means this plan of arrangement as amended or supplemented from time to time in accordance with Article 6 hereof or Article 7 of the Arrangement Agreement;

(x)	"Purchaser" means Marquee Energy Ltd., a corporation incorporated under the laws of the Province of Alberta;

(y)
"Purchaser Share Fraction" means the fraction (rounded to two decimal places) equal to 21,182,491 divided by the number of issued and outstanding Vendor Shares immediately prior to the Effective Time (which, for greater certainty, shall include Vendor Shares held by Dissenting Shareholders), which fraction shall be agreed upon by the Purchaser and Vendor immediately prior to the Effective Time;

(z)	"Purchaser Shares" means common shares in the capital of Purchaser;

(aa)	"Registrar" means the Registrar of Corporations duly appointed under the ABCA;

(bb)	"Valiant" means Valiant Trust Company, as transfer agent of the Vendor;

(cc)	"Vendor" means Sonde Resources Corp., a corporation incorporated under the laws of the Province of Alberta;

(dd)	"Vendor Meeting" means the special meeting of Vendor Shareholders to be called and held for the purpose of considering the Arrangement and any adjournments or postponements thereof;

(ee)	"Vendor Shareholders" means the registered or beneficial holders of Vendor Shares, as the context requires; and

(ff)	"Vendor Shares" means common shares in the capital of Vendor, immediately prior to the Effective Time.

1.2
The division of this Plan of Arrangement into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3
Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections, paragraphs and subparagraphs are to articles, sections, subsections, paragraphs and subparagraphs of this Plan of Arrangement.

1.4
Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5	Unless otherwise specified, all references to "dollars" or "$" shall mean Canadian dollars.

1.6
In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1	This Plan of Arrangement is made pursuant to and subject to the provisions of, and forms part of, the Arrangement Agreement.

2.2
This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (a) the registered and beneficial Vendor Shareholders; (b) Purchaser; (c) Vendor; and (d) NumberCo.

2.3
The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence set out therein.

ARTICLE 3
ARRANGEMENT

3.1
Commencing at the Effective Time, the following transactions shall occur and shall be deemed to occur sequentially in the order set out below, except as otherwise expressly provided. To the extent that such transactions involve Purchaser, Vendor or NumberCo or any securities thereof or are governed by section 193 of the ABCA, such transactions shall occur without any further act or formality pursuant to section 193 of the ABCA. All other transactions shall occur by means of the appropriate action being taken on the part of the appropriate parties to effect such transactions at the Effective Time:

(a)
the Vendor Shares held by Dissenting Shareholders shall, as of the Effective Time, be, and shall be deemed to have been, transferred to Vendor (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and shall be cancelled and cease to be outstanding and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Vendor Shareholders, other than the right to be paid the fair value of their Vendor Shares in accordance with the Dissent Rights;

(b)
Vendor shall transfer, assign and convey the NumberCo Shares to Purchaser (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) in consideration for:

(i)	cash in the amount of $15 million; and

(ii)	the issuance by Purchaser to Vendor of 21,182,491 Purchaser Shares as fully paid and non-assessable shares in the capital of the Purchaser;

(c)
subject to Section 5.3, Vendor shall distribute the Purchaser Shares received pursuant to subsection 3.1(b)(ii) to the Vendor Shareholders (other than Dissenting Shareholders) as a reduction of stated capital of the Vendor Shares on the basis of a fraction of a Purchaser Share equal to the Purchaser Share Fraction for each Vendor Share (the "Distribution") and, in consideration and exchange for the Distribution, the aggregate stated capital of the Vendor Shares shall be reduced by an amount equal to the aggregate fair market value of the Purchaser Shares so distributed; and

(d)
subject to Section 5.7, all Vendor Shares issued and outstanding immediately prior to the Effective Time held by Vendor Shareholders, other than Vendor Shares held by Dissenting Shareholders, will be consolidated on the basis of that number of Consolidated Vendor Shares for each Vendor Share equal to the Consolidation Ratio (the "Consolidation").

3.2
Upon issuance of the Purchaser Shares in accordance with subsection 3.1(b)(ii), there shall have been added to the stated capital account maintained for the Purchaser Shares an amount determined by the board of directors of Purchaser in accordance with subsection 28(3) of the ABCA, provided that such amount shall not exceed the aggregate fair market value of the Purchaser Shares issued to Vendor in accordance with subsection 3.1(b)(ii).

3.3	Upon the transfer of the NumberCo Shares to Purchaser pursuant to subsection 3.1(b):

(a)	Vendor shall cease to be a holder of the NumberCo Shares;

(b)	Purchaser shall be added to the register as the sole holder of the NumberCo Shares; and

(c)
Purchaser shall allot and issue to Vendor the number of Purchaser Shares issuable to Vendor on the basis set forth in subsection 3.1(b)(ii) and Vendor shall be added to the register of holders of Purchaser Shares.

3.4	Upon the distribution of Purchaser Shares by Vendor pursuant to subsection 3.1(c):

(a)
Vendor shall cease to be the holder of the Purchaser Shares so distributed and Vendor shall be removed from the register of holders of Purchaser Shares as it relates to the Purchaser Shares so distributed; and

(b)	the registered Vendor Shareholders shall be added to the register of holders of Purchaser Shares as it relates to the Purchaser Shares so distributed by Vendor.

3.5
Vendor shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Plan of Arrangement such amounts as Vendor is required to deduct and withhold under the ITA, the United States Internal Revenue Code of 1986, or any provision of provincial, state, local or foreign tax law, in each case as amended. Vendor is hereby authorized to sell or otherwise dispose of, at such times and at such prices as Vendor determines, in its sole discretion, such portion of the Purchaser Shares otherwise deliverable to such holder as is necessary to provide sufficient funds to Vendor to enable Vendor to comply with such deduction or withholding requirement, and shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale or disposition (after deducting applicable sale commissions and any other reasonable expenses relating thereto) in lieu of the Purchaser Shares so sold or disposed of. To the extent such Purchaser Shares are so sold or disposed of, such Purchaser Shares so sold or disposed of, shall be treated for all purposes as having been delivered to the holder of the property in respect of which such sale or disposition was made, provided that the net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. Vendor shall not be obligated to seek or obtain a minimum price for any consideration sold or disposed of by it hereunder, nor shall Vendor be liable for any loss arising out of any such sale or disposition.

ARTICLE 4
DISSENTING SHAREHOLDERS

4.1
Subject to section 4.2, registered Vendor Shareholders may exercise Dissent Rights with respect to the Vendor Shares held by such holders in connection with the Arrangement pursuant to the procedure set forth in section 191 of the ABCA, as may be modified by the Interim Order, provided that registered Vendor Shareholders who exercise such Dissent Rights and who:

(a)
are ultimately entitled to be paid by the Vendor fair value for their Vendor Shares shall be deemed to have transferred such holders' Vendor Shares to Vendor at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA; or

(b)
are ultimately not entitled, for any reason, to be paid by the Vendor fair value for their Vendor Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as non-dissenting holders of Vendor Shares and shall be entitled to receive Purchaser Shares contemplated in section 3.1(c) of this Plan of Arrangement that such Vendor Shareholders would have received pursuant to the Arrangement if such Vendor Shareholders had not exercised Dissent Rights, but provided further that in no case shall Vendor or any other person be required to recognize Vendor Shareholders who exercise Dissent Rights as Vendor Shareholders after the Effective Time, and the names of such holders of Vendor Shares shall be deleted from the register of holders of Vendor Shares as at the Effective Time. The fair value of the Vendor Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Vendor Shares at the Vendor Meeting. In addition to any other restrictions in section 191 of the ABCA, Vendor Shareholders who vote in favour of the Arrangement shall not be entitled to exercise Dissent Rights.

4.2
Notwithstanding subsection 191(5) of the ABCA, the written notice setting forth such registered Vendor Shareholder's objection to the special resolution in respect of the Arrangement must be received in accordance with the Interim Order by no later than 5:00 p.m. (Calgary time) on the Business Day which is two Business Days immediately preceding the date of the Vendor Meeting (as it may be adjourned or postponed from time to time).

ARTICLE 5
CERTIFICATES FOR PURCHASER SHARES, CONSOLIDATED VENDOR SHARES AND FRACTIONAL SHARES

5.1
Vendor shall, as soon as practicable taking into account all stock exchange and regulatory requirements following the Effective Date, provide Purchaser with a register of holders of Vendor Shares and the allocation of Purchaser Shares among the Vendor Shareholders pursuant to this Plan of Arrangement. Purchaser shall, as soon as practicable following receipt of such list from Vendor, cause Olympia to deliver to Valiant, certificates representing the number of Purchaser Shares deliverable to the Vendor Shareholders under the Arrangement.

5.2
All dividends and distributions made with respect to any Purchaser Shares issued pursuant to this Plan of Arrangement for which a share certificate has not been issued shall be paid or delivered to Valiant to be held by Valiant in trust for the registered holder thereof. All monies received by Valiant may be invested by it in interest-bearing trust accounts upon such terms as Valiant may reasonably deem appropriate. Valiant shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to Olympia in such form as Olympia may reasonably require, such dividends and distributions and any interest thereon to which such holder, is entitled, net of any applicable withholding and other taxes.

5.3
Any certificates representing Purchaser Shares issued by Olympia and delivered to Valiant pursuant to Section 5.1 on behalf of Purchaser pursuant to this Plan of Arrangement that have been returned to Valiant or that otherwise remain unclaimed, in each case, on or before the day preceding the third anniversary of the Effective Date shall, on such day, cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against Purchaser, Vendor, NumberCo, Olympia, Valiant or any other person. On such date, subject to applicable laws relating to unclaimed personal property, such unclaimed certificate shall be deemed to have been surrendered for no consideration to Purchaser. Neither Purchaser, Vendor, NumberCo, Olympia or Valiant will be liable to any person in respect of any cash or securities (including any cash or securities previously held by Valiant in trust for any such former holder) which is forfeited to Purchaser or delivered to any public official pursuant to any applicable law relating to unclaimed personal property. Promptly following the third anniversary of the Effective Date, Valiant shall deliver to Olympia any cash or securities previously held by Valiant in trust for the applicable Vendor Shareholder which are forfeited to Purchaser pursuant to this Section 5.3.

5.4
Vendor shall, as soon as practicable following the latest of: (i) the Effective Date; (ii) receipt of the Purchaser Shares pursuant to Section 5.1; and (iii) and the date of deposit with Valiant by a registered Vendor Shareholder of a duly completed Letter of Transmittal and the certificates representing the Vendor Shares held by such registered Vendor Shareholder prior to the Effective Date or other documentation as provided in the Letter of Transmittal, cause Valiant either:

(a)	to forward or cause to be forwarded by first class mail (postage prepaid) to the registered Vendor Shareholder at the address specified in the Letter of Transmittal; or

(b)
if requested by the registered Vendor Shareholder in the Letter of Transmittal, to make available at an office of Valiant specified in the Letter of Transmittal for pick-up by the registered Vendor Shareholder; or

(c)
if the Letter of Transmittal neither specifies an address nor contains a request as described in (b), to forward or cause to be forwarded by first class mail (postage prepaid) to such registered Vendor Shareholder at the address of such registered Vendor Shareholder as shown on the central securities register of Vendor, certificates representing (i) the number of Consolidated Vendor Shares issuable to such registered Vendor Shareholder as determined in accordance with the provisions hereof and (ii)

the number of Purchaser Shares issuable to such registered Vendor Shareholder as determined in accordance with the provisions hereof.

5.5
Each registered Vendor Shareholder entitled to receive Consolidated Vendor Shares under the Arrangement shall be the registered holder for all purposes as of the Effective Time of the number of Consolidated Vendor Shares to which such Vendor Shareholder is entitled. All dividends paid or other distributions paid on or after the Effective Time on or in respect of any Consolidated Vendor Shares which a Vendor Shareholder is entitled to receive pursuant to the Arrangement, but for which a certificate is not yet delivered to such Vendor Shareholder in accordance with Section 5.4, shall be paid or made to such Shareholder when such certificate is delivered to such Shareholder in accordance with Section 5.4.

5.6
Subject to Section 4.1, after the Effective Time, any certificate formerly representing Vendor Shares shall represent only the right to receive Consolidated Vendor Shares in accordance with this Plan of Arrangement and any dividend or other distributions to which the registered Vendor Shareholder is entitled under Section 5.5.

5.7
No certificates representing fractional Purchaser Shares or Consolidated Vendor Shares will be issued. In the event that a Vendor Shareholder would otherwise be entitled to a fractional Purchaser Share hereunder, the number of Purchaser Shares deliverable to such Vendor Shareholder shall, without any additional compensation, be rounded down to the next lesser whole number of Purchaser Shares. In the event that a Vendor Shareholder would otherwise be entitled to a fractional Consolidated Vendor Share hereunder, the number of Consolidated Vendor Shares deliverable to such Vendor Shareholder shall be rounded up to the next greater whole number of Consolidated Vendor Shares in cases where the fraction is equal to 0.5 or greater, and shall be rounded down to the next lesser whole number of Consolidated Vendor Shares in cases where the fraction is less than 0.5. In calculating such fractional interests, all Vendor Shares registered in the name of or beneficially held by such Vendor Shareholder or their nominee shall be aggregated.

ARTICLE 6
AMENDMENTS

6.1
Purchaser and Vendor may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (a) set out in writing; (b) filed with the Court and, if made following the Vendor Meeting, approved by the Court; and (c) communicated to the Vendor Shareholders if and as required by the Court.

6.2
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Purchaser and Vendor at any time prior to or at the Vendor Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Vendor Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3
Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Vendor Meeting shall be effective only if: (a) it is consented to by each of Purchaser and Vendor; and (b) if required by the Court or applicable law, it is consented to by the Vendor Shareholders.

6.4
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by Vendor and Purchaser, and provided further that it concerns a matter which, in the reasonable opinion of Vendor and Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Purchaser, Vendor, or any Vendor Shareholders.

EXHIBIT B
VENDOR SUPPORT AGREEMENT
See Attached.

LOCK-UP AGREEMENT
THIS AGREEMENT (the "Agreement") is made and entered into as of the • day of November, 2013 between Marquee Energy Ltd. ("Marquee") and the undersigned shareholder (the "Shareholder") of Sonde Resources Corp. ("Sonde").
WHEREAS the Shareholder is the owner of record of, and or controls or directs, directly or indirectly, securities of Sonde;
AND WHEREAS, as a condition precedent to Marquee entering into an arrangement agreement dated November •, 2013 among Marquee, Sonde, 1771538 Alberta Ltd. and 1775412 Alberta Ltd. (the "Arrangement Agreement"), pursuant to which Marquee has agreed to acquire the majority of the Western Canada assets of Sonde in consideration for either, at the sole discretion of Sonde, in accordance with the terms of the Arrangement Agreement: (i) the issuance by Marquee to Sonde of an aggregate of 44,857,041 common shares of Marquee, which shares will be distributed pro rata by Sonde to shareholders of Sonde pursuant to a plan of arrangement; or (ii) the issuance by Marquee to Sonde of an aggregate of 21,182,491 common shares of Marquee plus the payment by Marquee to Sonde of $15 million in cash, which shares will be distributed pro rata by Sonde to shareholders of Sonde pursuant to a plan of arrangement (the plan of arrangement proposed by Sonde to be effected defined herein as the "Arrangement"), Marquee has requested that the Shareholder, and the Shareholder has agreed to, enter into this Agreement with respect to all common shares of Sonde that the Shareholder owns or hereafter acquires ownership of;
NOW THEREFORE, in consideration of the foregoing, as well as other good and valuable consideration, the receipt and sufficiency of which are acknowledged and accepted, and intending to be legally bound, the parties agree as follows:

1.	Definitions. For the purposes of this Agreement, the following capitalized terms shall have the following meanings:

(a)	"Acquisition Proposal" has the meaning given to such term in the Arrangement Agreement.

(b)	"Common Shares" means common shares in the capital of Sonde.

(c)	"Effective Date" means the date that the Arrangement Agreement is executed and delivered.

(d)
"Subject Securities" shall mean (i) all voting securities of Sonde (including all Common Shares) that are beneficially owned by the Shareholder as of the Effective Date and (ii) all additional voting securities of Sonde (including all additional Common Shares) of which the Shareholder acquires ownership or direct or indirect control or direction over during the period commencing on the Effective Date and continuing until the Termination Date.

(e)	"Termination Time" means the time that this Agreement is terminated pursuant to Section 6 hereof.

(f)
The Shareholder shall be deemed to have effected a "Transfer" of a security if it directly or indirectly (i) sells, tenders, assigns, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security to any person,

(ii) enters into an agreement or commitment contemplating the possible sale of, tender of, assignment of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any person, or (iii) reduces the Shareholder's beneficial ownership of or ownership interest in such security, other than, in the case of each of (i) and (ii) above to a person controlled, directly or indirectly, by the Shareholder and who agrees to be bound by this Agreement as if an original party hereto.

2.
Agreement to Vote Subject Securities. For the period commencing on the Effective Date and continuing until the Termination Time and subject to Sections 3 and 6 hereof, at every meeting of the shareholders of Sonde called and held with respect to any of the following, and at every adjournment or postponement thereof, the Shareholder shall:

(a)
vote or cause to be voted the Subject Securities eligible to be voted in favour of the approval of (i) the Arrangement and (ii) any other transaction or matter contemplated by the Arrangement Agreement or that would reasonably be expected to facilitate the Arrangement; and

(b)
not vote any of the Subject Securities in favour of, and shall vote the Subject Securities against, the approval of any other transaction, the approval or consummation of which would frustrate the purposes, or prevent or delay the approval or consummation, of the Arrangement or the other transactions contemplated by the Arrangement Agreement.

3.
Irrevocable Proxy. The Shareholder hereby revokes any and all previous proxies granted with respect to the Subject Securities. For the period commencing on the Effective Date and continuing until the Termination Time, the Shareholder hereby agrees to execute all forms of proxy delivered by Sonde to shareholders of Sonde in connection with any shareholders' meeting contemplated in Section 2 hereof and in any case to deliver a duly executed proxy in respect of such matter at least five (5) days prior to the date of any such meeting. It is acknowledged and agreed by the parties that any proxy granted by the Shareholder pursuant to this Section 3 shall be irrevocable and shall be granted in consideration of Marquee entering into this Agreement and the Arrangement Agreement; provided, however, that any proxy granted by the Shareholder pursuant to this Section 3 shall be, and shall be deemed to be, without any further act of the Shareholder, revoked immediately upon termination of this Agreement in accordance with its terms.

4.	Restrictions on Transfer. For the period commencing on the Effective Date and continuing until the Termination Time:

(a)
the Shareholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Securities to be effected, nor knowingly solicit, facilitate, initiate or encourage any Acquisition Proposal for Sonde;

(b)
the Shareholder shall not, directly or indirectly, knowingly enter into or participate in any discussions or negotiations regarding a competing transaction or furnish to any other person any information with respect to the businesses, securities, properties, operations, prospects or conditions (financial or otherwise) of Sonde in connection with an Acquisition Proposal for Sonde or otherwise cooperate in any way with, assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the forgoing; and

(c)
the Shareholder shall ensure that, without Marquee's prior written consent, such consent not to be unreasonably withheld, (i) none of the Subject Securities is deposited into a voting trust and (ii) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities, other than pursuant to the terms hereof, except to the extent specifically permitted pursuant to the Arrangement Agreement and Section 7(n) hereof.

5.
Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants as follows to Marquee and acknowledges that Marquee is entering into the Arrangement Agreement in reliance upon the execution and delivery of this Agreement by the Shareholder:

(a)
Authorization, Execution and Enforceability. All consents, approvals, authorizations and orders necessary for the execution and delivery by the Shareholder of this Agreement have been obtained, and the Shareholder has all legal capacity, full right, power and authority to enter into this Agreement, and perform the Shareholder's obligations hereunder. This Agreement has been duly executed and delivered by the Shareholder and constitutes a valid and binding agreement of the Shareholder, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally and subject to general principles of equity.

(b)
Ownership of Securities. As of the date of this Agreement (i) the Shareholder beneficially owns or exercises control and direction over that number of Common Shares set forth under the heading "Common Shares Held" as set out on the signature page hereof, with the full power to vote or direct the voting of such shares (in all circumstances free and clear of any lien, encumbrance, limitation or restriction of any kind, including any restriction on the right to vote or otherwise dispose of the Subject Securities), (ii) other than as set out on the signature page hereof, the Shareholder does not directly or indirectly own any other securities of Sonde (including any options, warrants or other rights to acquire Common Shares) and (iii) none of the Subject Securities is subject to any voting trust or voting agreement or similar agreement.

(c)	Dissent Rights. The Shareholder shall not exercise, or permit any exercise, of any dissent rights it may have under applicable law with respect to the Subject Securities.

6.
Termination. This Agreement, and all rights and obligations of the parties under this Agreement, shall terminate automatically without any further act of the parties upon the earlier of: (a) the mutual written consent of Marquee and the Shareholder; (b) the Effective Time (as defined in the Arrangement Agreement); (c) the time at which the Arrangement Agreement is amended, modified or waived without the prior written consent of the Shareholder, which amendment, modification or waiver would change the amount or form of consideration to Sonde pursuant to the Arrangement (other than to increase the number of common shares of Marquee to be issued to Sonde pursuant to the Arrangement or to add additional consideration); (d) the time at which the board of directors of Sonde withdraws, amends, modifies or qualifies, in a manner adverse to Marquee, its recommendation that shareholders of Sonde vote in favour of the Arrangement; (e) the time at which the Arrangement Agreement is terminated in accordance with its terms; or (f) 12:01 a.m. on the date following the Outside Date (as defined in the Arrangement Agreement) if the Arrangement has not been completed.

7.	Miscellaneous.

(a)
Assignment; Binding Effect. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by the Shareholder or Marquee, and any attempted or purported assignment or delegation of any of such interests or obligations shall be null and void and of no force or effect whatsoever. Subject to the preceding sentence, this Agreement shall be binding upon the Shareholder and its respective successors and assigns, and shall inure to the benefit of Marquee and its successors and assigns.

(b)	No Third Party Beneficiaries. Nothing in this Agreement is intended to confer on any person not party to this Agreement any rights or remedies of any nature.

(c)
Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring any such cost or expense, whether or not the Arrangement is consummated.

(d)
Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Shareholder of any covenant or obligation of the Shareholder set forth in this Agreement, Marquee shall be entitled to an injunction or injunctions to prevent or restrain any breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened of, or to enforce compliance with, the covenants and obligations of the Shareholder under this Agreement, in addition to any other remedy that may be available at law or in equity.

(e)
Waiver. No failure on the part of Marquee to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Marquee in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Marquee shall not be deemed to have waived any claim available to it arising out of this Agreement, or any power, right, privilege or remedy of it under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Marquee and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed duly delivered (i) one business day after being sent for next business day delivery, fees prepaid, via a reputable international overnight courier service or (ii) on the date of confirmation of receipt (or the first business day following such receipt if the date of such receipt is not a business day) of transmission by facsimile or email, in each case to the party to be notified at such party's address, facsimile number as set forth below, or as subsequently modified by written notice:

if to Marquee:

Marquee Energy Ltd.
1700, 500 - 4th Avenue S.W.
Calgary, Alberta
T2P 2V6

Attention:Richard Thompson, President and CEO
Facsimile:(403) 265-0073
with a copy to (which copy shall not constitute notice) to:
Bennett Jones LLP
4500 Bankers Hall East
855 - 2nd Street SW
Calgary, Alberta
T2P 4K7

Attention:Brent Kraus
Facsimile:(403) 265‑7219

if to the Shareholder, at the contact details set forth on the execution page hereof.

(f)
Disclosure. Prior to first public disclosure of the existence and terms and conditions of this Agreement, neither party hereto shall disclose the existence of this Agreement or any details hereof, or the possibility of the Arrangement or any terms or conditions or other information concerning the Arrangement to any person other than the Shareholders' advisors and directors and officers of Sonde, without the prior written consent of the other party hereto, except to the extent required by law or applicable stock exchange rules or policies of regulatory authorities. The existence and terms and conditions of this Agreement may be disclosed by Sonde and Marquee in the press release issued in connection with the execution of the Arrangement Agreement, and other public disclosure documents in accordance with applicable securities legislation.

(g)
Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(h)
Consent to Jurisdiction. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Province of Alberta in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby. Each of the parties hereto agrees that process may be served upon them in any manner authorized by the laws of the Province of Alberta for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and process. Each of the parties hereto agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

(i)
Counterparts. This Agreement may be executed and delivered (including by facsimile or transmitted electronically in either Tagged Image Format Files (TIFF) or Portable Document Format (PDF)) in separate counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

(j)
Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as to reasonably effect the intent of the parties hereto. The parties further agree to replace such illegal, void or unenforceable provision of this Agreement with a legal, valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such illegal, void or unenforceable provision.

(k)
Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the parties hereto. To the extent the Arrangement Agreement is amended, modified, restated, replaced or superseded from time to time, all references herein to the Arrangement Agreement shall be to the Arrangement Agreement as modified, amended or restated from time to time or to the agreement which has replaced or superseded it from time to time, and any and all references to particular section of the Arrangement Agreement shall be deemed to be references to the analogous provision in the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced it from time to time.

(l)
Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon either party unless made in writing and signed by both parties.

(m)
Fiduciary Duties. Notwithstanding any other provision of this Agreement, nothing in this Agreement shall prevent the Shareholder or any other person who is a director or officer of the Shareholder (if such person is a director or officer of Sonde), solely in his or her capacity as a director or officer of Sonde, from acting in accordance with the exercise of his or her fiduciary duties or taking any action which is permitted by the terms of the Arrangement Agreement.

(n)	Time of the Essence. Time shall be of the essence in this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date first above written.

MARQUEE ENERGY LTD.

Per:
Name: Title:

)
)
)
)
)
)
Witness	)	Name
)

Name of Shareholder:		Common Shares Held:

Options or rights to acquire the following number of Common Shares:
Address:

Fax Number:

EXHIBIT C
ASSET PURCHASE AND SALE AGREEMENT
See Attached.

PURCHASE AND SALE AGREEMENT
THIS AGREEMENT is dated November 4, 2013.
BETWEEN:
SONDE RESOURCES CORP., a body corporate, having an office at the City of Calgary, in the Province of Alberta (hereinafter referred to as "Vendor")
- and -
1771538 ALBERTA LTD., a body corporate, having an office at the City of Calgary, in the Province of Alberta (hereinafter referred to as "Purchaser")
WHEREAS:

A.
Subject to the terms and conditions of the Arrangement Agreement (as such term is defined herein) the parties will effect a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement") providing for either (i) the amalgamation of 1775412 Alberta Ltd. ("AcquisitionCo"), a wholly-owned subsidiary of Marquee Energy Ltd. ("Marquee"), and the Purchaser; or (ii) the acquisition of the Purchaser by Marquee.

B.
Immediately prior to the Arrangement becoming effective, Vendor wishes to sell and convey the Assets to Purchaser, and Purchaser wishes to purchase and accept the Assets from Vendor, all for fair market value proceeds, on the terms and conditions contained in this Agreement.

NOW THEREFORE, the Parties agree as follows:
ARTICLE 1
INTERPRETATION

1.1Definitions

In this Agreement, including the recitals, this Section and the Schedules, the following capitalized words and phrases shall have the following meanings:

(a)	"Abandonment and Reclamation Obligations" means all past, present and future duties and obligations, whether arising under contract or any applicable law, in respect of the Assets, relating to:

(i)	the abandonment of any Wells and restoration and reclamation of the surface sites thereof and any other lands used to gain access thereto; and

(ii)
the closure, decommissioning, dismantling and removal of any structures, buildings, pipelines, facilities, equipment and other tangible depreciable property and assets forming the Tangibles, together with the restoration and reclamation of the lands on or in which any of the foregoing are or were located and any other lands used to gain access thereto;

(b)	"Affiliate" has the meaning ascribed thereto in the Securities Act (Alberta);

(c)	"Arrangement Agreement" means the arrangement agreement dated November 4, 2013 among the Vendor, the Purchaser, Marquee and AcquisitionCo;

(d)	"Assets" means the Petroleum and Natural Gas Rights, the Miscellaneous Interests and the Tangibles;

(e)	"Business Day" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(f)
"Claim" means any claim, action, cause of action, demand, lawsuit, proceeding, arbitration or governmental investigation (including regulatory and administrative) of whatsoever nature or kind, in each case, whether asserted, threatened, pending or existing;

(g)	"Closing Time" means the moment in time that is 5 minutes prior to the Effective Time on the Effective Date;

(h)	"Consideration Shares" means 999,999 common shares in the capital of the Purchaser;

(i)	"Dollar" and "$" mean a dollar of lawful money of Canada;

(j)	"Effective Date" has the meaning attributed to such term in the Arrangement Agreement;

(k)	"Effective Time" has the meaning attributed to such term in the Arrangement Agreement;

(l)
"Environment" means the components of the earth, alone or in combination, and includes ambient air, land, surface and sub-surface strata, groundwater, surface water, all layers of the atmosphere, all organic and inorganic matter and living organisms, including plants, animals and humans, and the interacting natural systems that include such components and "Environmental" means relating to or in respect of the Environment;

(m)
"Environmental Liabilities" means all past, present and future Losses, Liabilities or Claims, whether under common law, in equity, under applicable law or otherwise and all other duties and obligations, whether arising under common law, in equity, under applicable law or otherwise, arising from or associated with:

(i)	Abandonment and Reclamation Obligations;

(ii)
any damage to, pollution or contamination of, the Environment howsoever and by whomsoever caused and regardless of whether such damage, contamination or other adverse situations occur or arise in whole or in part prior to, at or subsequent to the date of this Agreement;

(iii)
the release, emission or discharge of Petroleum Substances, oilfield wastes, water, hazardous or toxic substances, environmental contaminants and all other substances and materials regulated under any applicable law, including any forms of energy;

(iv)	compliance with or the consequences of any non-compliance with, or violation or breach of, any applicable law pertaining to the Environment or to the protection of the Environment;

(v)	sampling, monitoring or assessing the Environment or any potential impacts thereon from any past, present or future activities or operations;

(vi)	the protection, reclamation, remediation or restoration of the Environment; or

(vii)	operations carried out by others on lands not part of the Lands but in proximity thereto that have caused damage or contamination to the Lands;
that relate to or arise by virtue of the Assets or the ownership thereof or any past, present or future operations and activities conducted in connection with the Assets;

(n)	"GAAP" has the meaning given to such term in the Arrangement Agreement;

(o)	"General Conveyance" means a general conveyance substantially in the form set forth in Schedule "E";

(p)
"Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(q)	"GST" means the goods and services tax imposed under Part IX of the Excise Tax Act (Canada);

(r)
"Lands" means the lands set forth and described under the title "Lands" in Schedule "A" and includes the Petroleum Substances within, upon or under such lands subject to such limitations as to geological formations and Petroleum Substances as may appear in Schedule "A" but only insofar as the Petroleum Substances are granted by the Leases;

(s)
"Leases" means all leases, licenses, permits, and other documents of title set forth and described in Schedule "A" by virtue of which the holder thereof is entitled to explore for, drill for, win, take, own or remove the Petroleum Substances within, upon or under the Lands or lands pooled or unitized therewith, or by virtue of which the holder thereof is deemed to be entitled to a share of Petroleum Substances removed from the Lands or lands pooled or unitized therewith, and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefor but only insofar as the same relates to the Lands;

(t)
"Liabilities" means any and all liabilities and obligations, bonds, indemnities and similar obligations, covenants, contracts, agreements, promises, omissions, guarantees, penalties, judgements of any kind or of any nature whatsoever whether under common law, in equity, under applicable law or otherwise, whether tortious, contractual, vicarious, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

(u)	"Licensed Seismic Data" means the Seismic Data the Vendor has the right to use and to transfer pursuant to the license agreements described in Schedule "F";

(v)
"Losses" means, in respect of a person and in relation to a matter, any and all losses, costs, expenses, assessments, reassessments, charges and damages (including all penalties and fines) which such person suffers, sustains, pays or incurs, directly or indirectly, in connection with such matter and includes Taxes, interest, costs of legal counsel (on a full indemnity basis) and other consultants and professional advisors and reasonable costs of investigating and defending Claims arising from the matter, regardless of whether such Claims are sustained, and includes Taxes payable on any settlement payment or damage award in respect of such matter;

(w)	"Marquee Shares" means the aggregate number of common shares in the capital of Marquee that will be issued to the Vendor pursuant to and in accordance with the terms of the Arrangement;

(x)
"Miscellaneous Interests" means the entire right, title, estate and interest of Vendor in and to all property, assets and rights (other than the Petroleum and Natural Gas Rights and the Tangibles) pertaining to, but only to the extent they pertain to, the Petroleum and Natural Gas Rights, the Tangibles or any lands with which the Lands have been pooled or unitized, including, without limitation, the interest of Vendor in the following:

(i)	the Title and Operating Documents and all other contracts, agreements and documents relating directly to the Petroleum and Natural Gas Rights and the Tangibles and any rights in relation thereto;

(ii)	all subsisting rights to enter upon, use and occupy the surface of any of the Lands or any lands upon which the Tangibles are located or lands which are used to gain access to any of the foregoing;

(iii)	all subsisting rights to carry out operations relating to the Lands or the Tangibles and, without limitation, all easements and Well, pipeline and other permits, licences and authorizations;

(iv)
all geological, engineering and other reports prepared for the joint account, i.e. prepared for all working interest owners, but not any other reports or interpretations or any other geophysical or geological data;

(v)	records, files, reports, data, correspondence and other information, including lease, contract, well, production and facilities files and records;

(vi)	all extensions, renewals, replacements, substitutions or amendments of or to any of the agreements or instruments described in paragraphs (i), (ii)and (iii) above;

(vii)	theTransferable Seismic Data; and

(viii)	those seismic credits that the Vendor holds with Third Parties related to the Assets, as described in Schedule "F";

(y)	"Net Debt" means long-term debt plus current liabilities less current assets, all calculated in accordance with GAAP;

(z)	"Notice" has the meaning ascribed to it in Section 9.5(b);

(aa)	"Parties" means Vendor and Purchaser, and "Party" means either one of them as the context may require;

(bb)
"Permits" means, all licences, permits, approvals and authorizations granted or issued by any Governmental Entities and relating to the construction, installation, ownership, use or operation of the Assets;

(cc)
"Petroleum and Natural Gas Rights" means the entire right, title, estate and interest of Vendor in and to the undivided interests as set forth and described in Schedule "A" (including working interests, royalty interests or any other interests of Vendor), in respect of the Leases and the Lands or any pooled or unitized lands therewith and the rights to acquire any of the foregoing;

(dd)
"Petroleum Substances" means petroleum, natural gas and all related hydrocarbons, including, without limitation, all liquid hydrocarbons, and all other substances, whether liquids, gases or solids and whether hydrocarbon or not (except coal but including sulphur), produced in association with such petroleum, natural gas or related hydrocarbons, the rights to which are granted by the Leases;

(ee)
"Prime Rate" means the rate of interest equal to the annual rate of interest announced from time to time by the main Calgary branch of National Bank of Canada as the reference rate then in effect for determining interest rates on Canadian dollar commercial loans in Canada;

(ff)	"Promissory Note" means the demand promissory note in the principal amount of $250,000, in the form attached hereto as Schedule "B";

(gg)	"Relevant Period" means the most recent 15 consecutive trading days on the TSX Venture Exchange that ends on the last trading day before the Effective Date;

(hh)
"Representative" means, in respect of a person, any Affiliate of that person and any director, officer, employee, agent, advisor (including legal, accounting and financial advisors) or other representative of such person and its Affiliates;

(ii)
"Seismic Data" means geophysical information in the Vendor's possession, including all SEGP summary reports, surveyor's ground elevation records, shot point maps, shooter's records, seismic graph records, seismograph magnetic tapes, monitor records, field records and record sections and maps, SEGP survey on 3.5" disk, microfiche, field and stack on CD ROM and blackline prints in respect of the formations;

(jj)
"Specific Conveyances" means all conveyances, assignments, transfers, novations, trust declarations and other documents or instruments, other than and in addition to the General Conveyance, that are reasonably required or desirable, in accordance with generally accepted oil and gas industry practices, to convey, assign and transfer the Assets to Purchaser and to make Purchaser a party to, and to novate Purchaser into, the Title and Operating Documents in the place and stead of Vendor with respect to the Assets.

(kk)
"Surface Rights" means all rights to occupy, access, cross or otherwise use or enjoy the surface of the Lands and any lands pooled or unitized therewith or any other lands: (i) upon which the Tangibles are situate, (ii) used in connection with the ownership or operation of the Petroleum and Natural Gas Rights, the Tangibles or the Wells, or (iii) used to gain access to any of the Lands (or any lands pooled or unitized therewith), the Tangibles or the Wells;

(ll)	"Tangibles" means:

(i)
the entire right, title, estate and interest of Vendor in and to all tangible depreciable property and assets which are situate in, on or about the Lands, or lands with which the Lands have been pooled or unitized, or appurtenant thereto and which are used, or are intended to be used, in connection with production, gathering, processing, injection, removal, transmission or treatment of Petroleum Substances or operations thereon or relative thereto or appurtenant to or used in connection with the Wells (including the major facilities and pipelines set forth on Schedule "C" hereto), but excluding equipment beyond the point of entry into a gathering system, plant or other facility; and;

(ii)	all Wells, including the wellbores thereof and all casings;

(mm)	"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder;

(nn)	"Taxation Authority" means the Canada Revenue Agency or any other Governmental Entity in Canada charged with the collection of any Taxes;

(oo)
"Taxes" shall mean all taxes, duties, assessments, imposts and levies however denominated, including any interest, penalties, fines, successor liabilities or other additions that may become payable in respect thereof, imposed by any Canadian federal, provincial, or local government or any agency or political subdivision of any such government, which shall include those levied on, measured by, or referred to as, income, capital, gross receipts, profits (including federal income taxes and provincial income taxes), payroll and employee withholding, unemployment insurance, social insurance taxes, Transfer Taxes, ad valorem taxes, franchise taxes, business license taxes, occupation taxes, real and personal property taxes, environmental taxes, and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing;

(pp)	"Third Party" means any Person other than either Vendor, Purchaser or an Affiliate of any of the foregoing;

(qq)	"Title and Operating Documents" means:

(i)
all leases, licenses, subleases and permits (including the Leases) and any replacements, renewals or extensions thereof or other instruments derived therefrom pertaining to the Lands by virtue of which the holder thereof is granted certain rights with respect to Petroleum Substances within, upon or under the Lands or lands pooled or unitized therewith or by virtue of which the holder thereof is deemed to be entitled to a share of Petroleum Substances removed from the Lands or lands pooled or unitized therewith;

(ii)	all other agreements relating to the acquisition, ownership, operation or exploitation of the Petroleum and Natural Gas Rights, Tangibles or the Wells, including:

(A)
operating agreements, royalty agreements, farm-out or farm-in agreements, option agreements, participation agreements, pooling agreements, unit agreements, unit operating agreements, sale and purchase agreements and asset exchange agreements;

(B)	agreements for the sale of Petroleum Substances that are terminable on 31 days notice or less without early termination penalty or other cost;

(C)	agreements pertaining to the Surface Rights;

(D)	agreements for the construction, ownership and operation of gas plants, gathering systems and other tangible depreciable property and assets;

(E)
service agreements for the treating, gathering, storage, transportation or processing of Petroleum Substances or other substances, the injection or subsurface disposal of other substances, the use of well bores or the operation of any Tangibles or Wells by a Third Party; and

(F)	Permits and other approvals, authorizations or licences required under Applicable Law;

(rr)
"Transfer Taxes" means the GST and all other Canadian transfer, sales, use, excise, stamp, license, production, value-added, goods and services and other like taxes, assessments, charges, duties, fees, levies or other Canadian governmental charges of any kind whatsoever, and includes additions by way of withholdings, fees, penalties, interest, fines and other amounts with respect thereto;

(ss)	"Transferable Seismic Data" means the Seismic Data which the Vendor has the right to transfer without the consent of any Third Party set forth in Schedule "F";

(tt)
"VWAP" means the volume weighted average trading price of the common shares of Marquee, calculated by dividing the total value by the total volume of common shares of Marquee traded for the Relevant Period; and

(uu)
"Wells" means all producing, shut-in, suspended, abandoned, water source or injection wells located on the Lands or any lands which have been pooled or unitized therewith, including the wellbores and casing therein, including, without limitation, the Wells set forth and described in Schedule "A".

1.2Schedules and Exhibits

The following schedules (the "Schedules") are attached to, form part of, and are incorporated in this Agreement:
Schedule "A"    -    Leases, Lands, Encumbrances, and Wells
Schedule "B"    -    Form of Promissory Note
Schedule "C"    -    Major Facilities and Pipelines
Schedule "D"    -    Pro Forma Statement of Adjustments
Schedule "E"    -    Form of General Conveyance
Schedule "F"        Seismic Data
1.3Headings

The headings of the Sections of this Agreement and the Schedules are inserted for convenience of reference only and shall not affect the meaning, interpretation or construction thereof.
1.4Included Words

In this Agreement, words importing the singular include the plural and vice versa, and words importing one gender include other genders and words importing individuals shall also include firms and corporations and vice versa, as the context may require.
1.5References

Except as otherwise provided for herein, "this Agreement", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular Section, paragraph or other portion thereof. Unless otherwise specified herein, reference to a Section or a paragraph refer to a Section or paragraph of the body of this Agreement.

1.6Conflicts

Whenever any term or condition, whether express or implied, of any Schedule conflicts with or is at variance with any term or condition of the body of this Agreement, the latter shall prevail.
1.7Statutory References

Any reference herein to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute so referred to or the regulations made pursuant thereto.
1.8Invalidity of Provisions

If any of the provisions of this Agreement should be determined to be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions herein shall not in any way be affected or impaired thereby.
1.9Knowledge or Awareness

Where in this Agreement a representation, warranty or certificate is made on the basis of knowledge or awareness of a Party, such knowledge or awareness consists only of the actual knowledge or awareness, as the case may be, of the officers of such Party (after having made reasonable enquiry of such Party's files relating to the Assets), and does not include knowledge and awareness of any other person or persons.

ARTICLE 2
PURCHASE AND SALE

2.1Purchase and Sale

Vendor hereby agrees to sell, assign, transfer, convey and set over the Assets to Purchaser at the Closing Time and Purchaser hereby agrees to purchase and accept the Assets from Vendor at the Closing Time subject to and in accordance with the terms of this Agreement.
2.2Consideration

The purchase price for the Assets shall be an amount equal to the fair market value of the Assets as of the Effective Date (the "Purchase Price"). Purchaser shall pay the Purchase Price at the Closing Time by way of (i) issuance of the Consideration Shares to Vendor and (ii) delivery of the executed Promissory Note. Upon issuance of the Consideration Shares, Purchaser shall add to the stated capital account maintained by the Purchaser for the Consideration Shares an amount equal to the Purchase Price less the principal amount of the Promissory Note.
2.3Determination and Allocation of Purchase Price

Subject to the adjustments provided in Article 5, the Parties agree that the fair market value of the Assets and the Purchase Price shall be equal to the fair market value of the consideration received by Vendor under the Arrangement plus the principal amount of the Promissory Note. For the purposes of this calculation, the fair market value of the Marquee Shares received by Vendor under the Arrangement shall be equal to the VWAP. The Parties agree that the Purchase Price so determined shall be set forth in the Statement of Adjustment. The Purchase Price so determined shall be allocated among the Assets in the following manner:

(a)	to the Petroleum and Natural Gas Rights, subject to the adjustments provided in Article 5, an amount equal to 80% of the Purchase Price;

(b)	to the Tangibles, an amount equal to 20% of the Purchase Price, less $1.00; and

(c)	to the Miscellaneous Interests, $1.00.

The Parties agree to act in accordance with such Purchase Price determination and allocations for all federal and provincial Tax purposes, including with respect to any tax returns that may be filed by them and in any Section 85 election form (or comparable provincial election) that the Parties may agree to file in respect of the transfer of Assets by the Vendor to the Purchaser, and each Party agrees not to take a position before any Taxation Authority or in any judicial proceeding that is in any manner inconsistent with the terms of such determination, allocation or election.
2.4Transfer Taxes

(a)
The Purchase Price is exclusive of all Transfer Taxes payable in respect of the purchase and transfer of the Assets and Purchaser shall be solely responsible for same. Where Vendor is required under applicable law to collect or pay Transfer Taxes, Vendor shall collect from Purchaser, and Purchaser shall pay to Vendor, such Transfer Taxes on the Effective Date. Vendor shall remit such Transfer Taxes directly to the applicable Taxation Authority in accordance with applicable law. Where Purchaser is required under applicable law to remit Transfer Taxes directly to the appropriate Taxation Authority, Purchaser shall be responsible for remitting such Transfer Taxes directly to the applicable Authorized Entity.

(b)
If, following the Effective Date, Vendor is required under applicable law to pay any such Transfer Taxes and such Transfer Taxes were not paid by Purchaser to Vendor on the Effective Date, Purchaser shall be responsible to reimburse Vendor for such Transfer Taxes upon Vendor's delivery to Purchaser of evidence that such Transfer Taxes are payable and have been remitted by Vendor.

(c)
The Parties agree that the Vendor is making a supply of all of its Assets used in carrying on its business of the exploration for and development and production of petroleum and natural gas in western Canada and that the Purchaser is acquiring ownership of all or substantially all of the property that is necessary for the Purchaser to carry on such business. With respect to the GST, the Parties agree and covenant to jointly elect pursuant to Section 167(1) of the Excise Tax Act (Canada) with respect to the transfer of the Assets hereunder. Purchaser shall file the prescribed form within the time referred to in subsection 167(1.1) of the Excise Tax Act (Canada). If it is finally determined that the election is not available to the Parties for any reason, Vendor shall invoice Purchaser for any GST payable by Purchaser to Vendor that is associated with transfer of the Assets and Purchaser shall pay such GST to Vendor. Vendor shall furnish the relevant information and details so requested for the purpose of the joint election in a timely manner without any additional charges or costs to the Purchaser and covenants to execute such election promptly on the request of the Purchaser.

(d)
The Parties agree that, as between Vendor and Purchaser, Purchaser shall be solely liable for, and as a separate and independent covenant, Purchaser shall indemnify, defend and save harmless Vendor from any Transfer Taxes, or any penalty, interest or other amounts with respect thereto, which may be payable by or assessed against Vendor in respect of the transfer of the Assets by Vendor to Purchaser (including any costs incurred by Vendor in collecting such amount from Purchaser).

2.5Income Tax Election - Joint Successoring Election
The Parties agree that the Purchaser is acquiring all or substantially all of the property used by the Vendor in carrying on its business of the exploration for and development and production of petroleum and natural gas in western Canada and all or substantially all of the Canadian resource properties, within the meaning of the Tax Act, of the Vendor. The Parties agree and covenant to make the joint election under paragraph 66.7(7)(e) of the Tax Act, in the prescribed form and within the time limits prescribed by the Tax Act in respect of the transfer of the Assets hereunder. Purchaser agrees that it is solely responsible for filing the joint sucessor election, once executed by Vendor, on a timely basis. For greater certainty, the Parties agree that the Vendor shall be solely responsible for all Taxes (except as provided in Section 2.4) arising from this Purchase and Sale Agreement or the transfer of Assets hereunder.
ARTICLE 3
CLOSING AND CONDITIONS OF CLOSING

3.1Risk and Title

Subject to all other provisions of this Agreement, possession, risk and beneficial ownership of the Assets passes from Vendor to Purchaser at the Closing Time.
3.2Purchaser's Conditions

(a)
The obligation of Purchaser to complete the transactions contemplated hereby and purchase the Assets from Vendor is subject to the following conditions precedent, which are inserted into and made part of this Agreement for the exclusive benefit of Purchaser and may be waived only by Purchaser:

(i)	Vendor shall have performed or complied with in all material respects all of the terms, covenants and conditions of this Agreement to be performed or complied with at or prior to the Closing Time;

(ii)	the approval of the Arrangement by the shareholders of Vendor and by the Court of Queen's Bench of Alberta shall have been received;

(iii)
no suit, action or other proceeding shall, at the Closing Time, be pending against Vendor or Purchaser before any Governmental Entity seeking to restrain, prohibit, obtain damages or other relief in connection with the consummation of the transaction contemplated by this Agreement; and

(iv)	at the Closing Time, Vendor shall have duly delivered the agreements, certificates and other instruments and documents required pursuant to Section 4.1.

(b)
If any of the conditions precedent in Section 3.2(a) have not been satisfied, complied with or waived by Purchaser at or before the Closing Time, then Purchaser may terminate this Agreement by written notice prior to the Closing Time and the Parties shall be released and discharged from all further obligations hereunder.

3.3Vendor's Conditions

(a)
The obligation of Vendor to complete the transactions contemplated hereby and sell and convey the Assets to the Purchaser is subject to the following conditions precedent, which are inserted into and made part of this Agreement for the exclusive benefit of Vendor and may be waived only by Vendor:

(i)	Purchaser shall have performed or complied with in all material respects all of the terms, covenants and conditions of this Agreement to be performed or complied with at or prior to the Closing Time;

(ii)	the approval of the Arrangement by the shareholders of Vendor and by the Court of Queen's Bench of Alberta shall have been received;

(iii)
no suit, action or other proceeding shall, at the Closing Time, be pending against Vendor or Purchaser before any Governmental Entity seeking to restrain, prohibit, obtain damages or other relief in connection with the consummation of the transaction contemplated by this Agreement; and

(iv)	at the Closing Time, Purchaser shall have duly made and delivered the payments, agreements, certificates and other instruments and documents required pursuant to Section 4.2.

If any of the conditions precedent in Section 3.3(a) have not been satisfied, complied with or waived by Vendor at or before the Closing Time, then Vendor may terminate this Agreement by written notice prior to the Closing Time and the Parties shall be released and discharged from all further obligations hereunder.
3.4Efforts to Fulfill Conditions Precedent

Purchaser and Vendor shall proceed diligently and in good faith and use their reasonable efforts to satisfy and comply with the conditions precedent in Sections 3.2(a) and 3.3(a) and shall provide the other Party with any reasonable assistance in the satisfaction of and compliance with the conditions precedent in Sections 3.2(a) and 3.3(a) that the other Party may reasonably request.
ARTICLE 4
CLOSING DELIVERIES

4.1Deliveries by Vendor at Closing

At the Closing Time, Vendor shall deliver, or cause to be delivered, to Purchaser:

(a)	the General Conveyance duly executed by such Vendor;

(b)	a receipt from Vendor acknowledging receipt of the Consideration Shares and the Promissory Note;

(c)	the Specific Conveyances;

(d)	completed and executed joint sucessor election under paragraph 66.7(7)(e) of the Tax Act, in prescribed form;

(e)	completed and executed joint election pursuant to Section 167 of the Excise Tax Act (Canada); and

(f)	such other items as may be specifically required hereunder or as may be reasonably requested by Purchaser.

4.2Deliveries by Purchaser at Closing

At the Closing Time, Purchaser shall pay or deliver, or cause to be paid or delivered, to Vendor:

(a)	the share certificate issued in the name of Vendor representing the Consideration Shares;

(b)	the executed Promissory Note;

(c)	the General Conveyance duly executed by Purchaser; and

(d)	such other items as may be specifically required hereunder or as may be reasonably requested by Vendor.

4.3Licensed Seismic Data

The Purchaser acknowledges and agrees that the transfer or assignment of the licence agreements described in Schedule "F" shall be subject to the terms of the applicable licence agreement and may necessitate the payment of fees to licensors, and that all such fees shall be the sole responsibility of Purchaser and will not result in an adjustment to the Purchase Price. The Vendor agrees that it shall use reasonable commercial efforts to assist the Purchaser in procuring transfers or assignments of such licence agreements and to facilitate the transfer or assignment thereof and the Vendor shall waive its entitlement to its share of any fees payable to the Licensors. To the extent any Licensed Seismic Data is not assignable, such Licensed Seismic Data shall not constitute an Asset.
ARTICLE 5
APPORTIONMENTS

5.1Apportionments

(a)
Except as provided below in this Section 5.1, the net amount of all benefits and obligations of every kind and nature relating to the operation of the Assets and accruing, payable or paid and received or receivable in respect of the Assets including, without limitation, all mineral and surface lease rentals, property taxes, maintenance, development, capital and operating costs, gas cost allowances, the proceeds from the sale of production and revenues from processing and transportation fees charged to third parties (other than income taxes), shall be apportioned between Vendor and Purchaser as of the Effective Date on an accrual basis in accordance with GAAP. For certainty, Petroleum Substances produced from the Lands or lands pooled or unitized therewith, which Petroleum Substances have passed the first point of measurement at the Effective Date, including such Petroleum Substances in the course of production or transportation or in tanks or storage shall be apportioned to Vendor.

(b)
An accounting and adjustment, in the form set forth in Schedule "D" hereto ("Statement of Adjustment") shall be prepared by Vendor within seven (7) months following the Effective Date ("Adjustment Period"). Purchaser shall have thirty (30) days from receipt of the Statement of Adjustment to review same. Subject to Sections (c) and (d) of this Section 5.1, the Statement of Adjustment and settlement of accounts will be considered concluded at the time Vendor and Purchaser agree, evidenced by Vendor and Purchaser signing the Statement of Adjustment that expressly states it is a final statement of all adjustments, and the Parties shall not be obligated to make any adjustments after such Adjustment Period unless such adjustment has been specifically requested, by notice, within the Audit Period as defined in Section (c) hereof.

(c)
During the one (1) year period following Purchaser’s receipt of the Statement of Adjustment ("Audit Period"), either of Purchaser or Vendor may audit the books, records and accounts of the Vendor or Purchaser, as applicable, respecting the Assets, for the purpose of effecting adjustments pursuant to this Article. Such audit shall be conducted upon reasonable notice to the other Party (the "Other Party" for purposes of this Section 5.1(c)) at the Other Party's offices during the Other Party's normal business hours, and shall be conducted at the sole expense of the Party that requested the audit. Any claims of discrepancies disclosed by such audit shall be made in writing to the Other Party within thirty (30) days following the completion of such audit and the Other Party shall respond in writing to any claims of discrepancies within thirty (30) days from receipt of such claims.

(d)
Notwithstanding the preceding subsections of this Section 5.1, any adjustments established by an audit conducted pursuant to the regulations or the provisions of the Leases or governing agreements with respect to Crown royalty audits, joint venture audits or thirteen (13) month adjustments which are outstanding at the Effective Date, or that occur after the Effective Date shall be made as they occur in accordance with the provisions of existing legislation or governing agreements and shall be received or paid by the Party entitled thereto or obliged thereby.

(e)	Each Party agrees to make any payment required of it as a result of the adjustments provided for in this Section 5.1 within thirty (30) days of being notified of the determination of the amount owing.

(f)	All adjustments to be made pursuant to Section 5.1 shall be allocated to the Petroleum and Natural Gas Rights.

(g)
To the extent that the Parties cannot agree to the accounting provided for in this Section 5.1, the matter may be referred to arbitration by either Party for determination in accordance with the Arbitration Act (Alberta).

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1Disclaimer

(a)
Except as otherwise provided herein, Vendor does not make any representations or warranties of any kind or nature, express or implied, at law or in equity and in particular, and without limiting the generality of the foregoing, Vendor hereby expressly negates and disclaims, and shall not be liable for, any and all representations or warranties which may have been made or alleged to have been made in any other document or instrument or in any statement or information made or communicated to Purchaser or its Representatives (as of the date hereof) in any manner.

(b)
Vendor makes no representations or warranties and in particular, and without limiting the generality of the foregoing, Vendor hereby negates, and Purchaser hereby waives, all other representations or warranties made or alleged to have been made to Purchaser, with respect to any of the following matters:

(i)
any data or information supplied by or on behalf of Vendor to Purchaser in connection with the purchase of the Assets, whether in management presentations, or meetings with Vendor's management or employees or otherwise;

(ii)	the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

(iii)	the value of the Assets or the future cash flow therefrom;

(iv)	the quality, condition, fitness or merchantability of any equipment or other tangible depreciable property included in the Assets or of any of the Lands or any lands pooled or unitized therewith;

(v)	any Environmental Liabilities associated with the Assets; and

(vi)	Vendor's title to the Assets.

(c)
Purchaser acknowledges and confirms that: (i) it accepts the Assets on an "as is-where is" basis without representation and warranty whether express or implied, (ii) it has knowledge of the Assets and performed its own due diligence and it has not relied on any data, information, statement or advice provided to Purchaser or its Representatives (as of the date hereof) by Vendor or its Representatives, and (iii) in agreeing to enter into and to consummate the transactions contemplated herein, it has relied on its own inspections and evaluations of the Assets and the Environmental Liabilities assumed by Purchaser pursuant hereto.

(d)
Except for its express rights under this Agreement, Purchaser hereby waives all rights and remedies (whether now existing or hereafter arising and including all common law, tort, contractual, equitable and statutory rights and remedies) against Vendor or its Representatives in respect of the Assets, the transactions contemplated hereby or any representations or statements made, or information or data furnished, to Purchaser or any of its Representatives (as of the date hereof) in connection herewith or otherwise (whether made or furnished by Vendor or any of its Representatives or Third Parties and whether made or furnished orally or by electronic, faxed, written or other means).

(e)	The provisions of this Section 6.1 shall not negate or reduce those representations and warranties provided by the Vendor to Marquee under the Arrangement Agreement.

6.2Representations and Warranties of Purchaser

As at the date hereof and as at the Effective Date, Purchaser hereby represents and warrants to Vendor that:

(a)
Corporate Standing: Purchaser is a corporation duly organized and validly existing under the laws of the jurisdiction of its formation, is authorized to carry on business in all jurisdictions in which the Assets are located and has good right, full power and absolute authority to purchase the interest of Vendor in and to the Assets according to the true intent and meaning of this Agreement.

(b)
Requisite Authority: Purchaser has taken all necessary corporate actions and has all requisite power and authority to enter into this Agreement and to purchase and pay for the Assets on the terms described herein and to perform all other obligations of Purchaser under this Agreement.

(c)	Execution and Enforceability of Documents: This Agreement has been duly executed and delivered by Purchaser and it constitutes a legal, valid, binding and enforceable obligation of Purchaser.

(d)
No Conflicts: The consummation by Purchaser of the transactions contemplated by this Agreement will not, in any material respect, violate or conflict with, any of the constating documents, by laws or governing documents of Purchaser or any provision of any material agreement or instrument to which Purchaser is a party or is bound, or any judgment, decree, order, statute, rule or regulation applicable to Purchaser.

(e)	Consideration Shares. The Consideration Shares will be issued as fully paid and non-assessable common shares in the capital of Purchaser.

(f)
Brokers. No broker, finder, investment banker or other person is or will be, in connection with the transactions contemplated by this Agreement, entitled to any brokerage, finder’s or other fee or other similar forms of compensation in respect of the transactions contemplated herein for which Vendor will have any obligation or liability.

(g)	Taxable Canadian Corporation. Purchaser is a "taxable Canadian corporation” as such term is defined for the purposes of the Tax Act.

(h)	Registration Under GST Legislation. Purchaser is validly registered for the purposes of the GST Legislation, having the registration number 848102570 RT0001.

(i)
No Lawsuits or Claims. Purchaser has not received notice of any Claims in existence, contemplated, pending or threatened in respect of the Assets or which seeks to prevent the consummation of the transactions provided for herein.

(j)
Licensee Liability Requirements. Purchaser meets all qualification requirements of and under applicable laws to transfer the Assets, including the requirements of any applicable Governmental Entity to have the licences for the Wells and Tangibles for which the Vendor is the licensee transferred to Purchaser (whether or not all such licences are to be transferred to it) and, in particular, Purchaser's security adjusted licensee liability rating in the Province of Alberta:

(i)	is greater than or equal to one (1);

(ii)	shall, as a result of the fulfillment of the transactions provided for herein, be greater than or equal to one (1); and

(iii)	shall be greater than or equal to one (1) at the time any Governmental Entity considers approval of any conveyance document pursuant to this Agreement.

The Vendor acknowledges and agrees that it shall not be entitled to make any claim against the Purchaser following the Effective Date in respect of any of the foregoing representations or warranties.
ARTICLE 7
INDEMNITY

7.1Purchaser's Indemnity

Purchaser shall, subject to the limitations set forth herein, be liable for and as a separate and independent covenant, indemnify, defend and save harmless (on an after tax basis) Vendor, its successors and assigns and each of their respective Representatives from and against any and all Losses, Liabilities and Claims suffered or incurred by any of them or made against any of them arising or resulting from or in connection with, directly or indirectly;

(a)
the breach of any covenant or agreement of Purchaser set forth herein or a breach of any covenant, agreement or indemnity of Purchaser in the General Conveyance or any Specific Conveyance delivered in connection herewith;

(b)
the Assets, or any of them, after the Effective Time, that arise from or relate to acts, omissions, events or circumstances occuring after the Effective Time, including Losses, Liabilities and Claims arising from operations relating to the Assets conducted after the Effective Time (including payment of the costs of such operations), payment of royalties and similar encumbrances in respect of the production of Petroleum Substances allocated to the Petroleum and Natural Gas Rights produced after the Effective Time; and

(c)
whether arising before, on or after the Effective Date, all Environmental Liabilities and Claims relating to acts, omissions or occurrences in respect of the Assets before, on or after the Effective Date, including the effects of, and the costs of complying with, any order, direction or Claim of any Governmental Entity. Neither Purchaser nor any of its Representatives shall be entitled to any rights or remedies under the common law or in equity or under any law, rule or regulation pertaining to such Environmental Liabilities and Claims as against Vendor or any of its Affiliates, including the right to name Vendor or any of its Affiliates as a third party to any action commenced by any Third Party against Purchaser. This indemnity shall apply without limit and without regard to cause or causes, including the negligence, whether sole, concurrent, gross, active, passive, primary or secondary, or the wilful or wanton misconduct of Vendor or Purchaser or any other person or otherwise.

The provisions of this Section 7.1 shall not negate or reduce those representations and warranties provided by the Vendor to Marquee and AcquisitionCo under the Arrangement Agreement and shall not in any way limit or negate the ability of Marquee or AcquisitionCo to claim for a breach of any such representation or warranty in accordance with the terms of the Arrangement Agreement.
7.2Vendor's Indemnity

Vendor shall, subject to the limitations set forth herein, be liable for and indemnify, defend and save harmless (on an after tax basis) Purchaser, its successors and assigns and each of their respective Representatives from and against any and all Losses, Liabilities and Claims suffered or incurred by any of them or made against any of them arising or resulting from or in connection with, directly or indirectly:

(a)
the breach of any covenant or agreement of Vendor set forth herein or a breach of any covenant, agreement or indemnity of Vendor in the General Conveyance or any Specific Conveyance delivered in connection herewith; and

(b)	from or in consequence of the Net Debt (including the principal amount of the Promissory Note in such calculation) of Purchaser exceeding $250,000 at the Effective Time.

7.3Limitation of Claims

(a)
Except for the environmental indemnity set out in Section 7.1(c), in the absence of fraud, no Claim in respect of the covenants contained in this Agreement shall be made or be enforceable whether by legal proceedings, indemnification pursuant to Section 7.1 or 7.2 or otherwise howsoever unless Notice of such Claim is given by the claimant to the other Party within the period of two (2) years from the Effective Date.

(b)
The indemnities provided in Sections 7.1 and 7.2 shall not apply to the extent that the Losses, Liabilities and Claims are caused as a direct result of the gross negligence after the Effective Date of the Party claiming indemnity.

7.4Notice of Claims

If, after the Effective Date, a Claim is asserted in circumstances which do or may give rise to an indemnity under this Article 7, the Party against whom the Claim is asserted shall forthwith give Notice thereof to the Party required to indemnify and such Parties shall consult and cooperate in respect thereof and in determining whether the Claim and any legal proceedings relating thereto should be resisted, compromised or settled. Each Party shall make available to the other all information in its possession or to which it has access which is or may be relevant to the particular Claim. Purchaser shall provide Vendor with reasonable access to the Lands and Tangibles to which the Claim relates to the extent reasonably necessary in connection with the Claim. No such Claim shall be settled or compromised without the written consent of the indemnifying Party hereunder, which consent shall not be unreasonably withheld. If any Claim relates exclusively to a period prior to or after the Effective Date, as the case may be, Vendor or Purchaser respectively shall have exclusive conduct of the Claim and all legal proceedings relating thereto. In addition, the Parties agree that for Claims in respect of the indemnity in Section 7.1, the Purchaser shall have exclusive conduct of the Claim and all proceedings relating thereto.
7.5Consequential Damages

In no event shall a Party be liable for Losses in respect of the covenants, agreements, representations, warranties and indemnities contained in this Agreement or in any certification, agreement or other document furnished pursuant to this Agreement which are consequential, indirect or punitive damages or Losses (including any special or incidental loss of any kind) suffered, sustained, paid or incurred by another Party or its respective Representatives, provided that this Section shall not preclude a Party from entitlement to indemnification for such Party’s liability to a third person for consequential, indirect or punitive damages or Losses which such third person actually suffers, sustains, pays or incurs.
7.6Limitation on Rights or Remedies

(a)
Except as provided in this Section 7.6, the indemnities provided for in this Article 7 set forth the sole rights and remedies of each Party and its respective Affiliates and Representatives after the date hereof in connection with (i) the transactions contemplated herein, and (ii) any act, omission, circumstance or other matter arising out of, resulting from, attributable to or connected with the breach of any covenant, representation or warranty herein or in any document delivered in connection with the closing of the transactions contemplated herein made by the other Party, and, subject to the fraud of, wilful misconduct or intentional breach of a covenant by, such other Party, such first mentioned Party and its Representatives shall have no further right or remedy (whether legal, equitable, fiduciary or in tort) whatsoever, against the other Party and its Representatives; provided however, that if the provisions of this Article 7 shall be invalid or unenforceable, Vendor and Purchaser shall have all other rights and remedies available to them under law or in equity.

(b)
The Parties acknowledge that the failure to comply with a covenant or obligation contained in this Agreement may give rise to irreparable injury to a Party inadequately compensable in damages. Accordingly, a Party may seek to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction without proof of actual damage (and without requirement of posting a bond or other security).

(c)
Nothing in this Agreement in any way restricts or limits the general obligation at law of a Party to mitigate any loss which it may suffer or incur by reason of the breach, inaccuracy or failure to perform of any representation, warranty, covenant or obligation of the other Party under this Agreement.

(d)
The foregoing provisions of this Section 7.6 shall not negate or reduce those representations, warranties or covenants provided by the Vendor to Marquee under the Arrangement Agreement or any rights or remedies of Marquee in respect thereof.

7.7Responsibility Extends to Settlements

Notwithstanding any provision to the contrary contained in this Article 7, references to Losses in the liability and indemnification obligations prescribed by Section 7.1 shall extend to settlements, satisfactions or other compromises with respect to Claims by third parties, provided the indemnifying Party has consented to such settlement, satisfaction or other compromise in accordance herewith.
7.8No Limitation

Closing of the purchase by the Purchaser of the Assets from the Vendor shall not in any way whatsoever limit, impact or derogate from the indemnities provided for herein.
7.9Taxes

For greater certainty, any amount payable under Section 7.1 or 7.2 shall be increased by such additional amount as may be necessary to ensure that the net amount that the indemnified party or its successors and assigns actually receives is equal to such indemnity payment, after deducting any Taxes (net of all currently available credits, deductions or other tax savings in respect of such Taxes) that the indemnified party or its successors and assigns is or may be required to pay as a result of the receipt of such indemnity payment (or would have been required to pay if the indemnified party or its successors and assigns had not claimed any discretionary deductions that, absent the receipt of such indemnity payment, the indemnified party or its successors and assigns would not otherwise have claimed).
ARTICLE 8
CONVEYANCING AND POST-CLOSING

8.1Specific Conveyances

(a)
Vendor shall prepare by the Effective Date the Specific Conveyances. Vendor shall not be required to have such Specific Conveyances signed by Third Parties but shall cooperate with Purchaser as reasonably required to secure execution of such Specific Conveyances by such Third Parties thereafter. Purchaser shall execute and promptly return to Vendor at least one copy of each such Specific Conveyance and the Parties shall use commercially reasonable efforts to obtain timely execution and return of such Specific Conveyances by Third Parties. The Specific Conveyances shall not require Vendor to assume or incur any obligation, or to provide any representation or warranty, beyond that contained in this Agreement.

(b)
Purchaser shall bear all costs, fees and deposits of every nature and kind in distributing and registering any Specific Conveyances and in providing any assurances or security required to convey, transfer and assign the Assets to Purchaser and to have Purchaser recognized as the holder thereof.

(c)
Notwithstanding the forgoing in this Section 8.1, in the case of any Specific Conveyances that are transfers of Permits or Crown lease transfers which may be filed electronically with the applicable Governmental Entity, promptly following the Effective Date, Vendor shall submit electronic transfers for such Permits and Crown leases and Purchaser shall accept such electronic transfers from Vendor without delay, provided that, if Purchaser in good faith determines or believes that any of the electronic transfers are not complete and accurate, or the applicable Governmental Entity refuses to process any such transfers because of some defect therein, the Parties shall cooperate to duly complete or to correct such incomplete or inaccurate electronic transfers as soon as practicable and, thereafter, Vendor shall promptly re-submit such electronic transfers and Purchaser shall accept such electronic transfers from Vendor without delay.

(d)
Within five (5) Business Days after the Effective Date, and subject to the approval of Vendor’s working interest owners in the particular Asset (to the extent such working interest owners have the contractual right to grant or deny consent) Vendor shall prepare and execute applications for the transfer of any Wells and the Tangibles held in the name of Vendor, and Purchaser shall promptly execute and return such applications to Vendor for registration. If Vendor’s working interest partners for an Asset deny their consent to such transfer, the Parties shall cooperate in re-transferring the pertinent licences or authorizations back to Vendor for Vendor’s assignment to an approved operator.

8.2Operatorship

Purchaser acknowledges that Vendor may not be able to transfer operatorship of some or all of the Assets to Purchaser. Purchaser shall reasonably cooperate with Vendor to obtain appropriate consents and approvals for the assignment and transfer to Purchaser of operatorship of the Assets of which Vendor is currently the operator.
8.3Signs / Notifications

Within thirty (30) days following the Effective Date, Purchaser shall remove any signage which indicates Vendor's ownership or operation of the Assets. It shall be the responsibility of Purchaser to erect or install any signage required by applicable government authorities indicating Purchaser to be the owner or operator of the Assets.
8.4Post-Closing

(a)
Following the Effective Date and to the extent that the Purchaser must be novated into or transferred an interest in any of the Assets, until such novation or transfer has occurred, Vendor shall act as bare trustee in favour of Purchaser for Purchaser's interest in the Assets. Vendor may refuse to follow instructions that it reasonably believes to be unlawful, unethical or in conflict with an applicable contract.

(b)
Purchaser shall be liable to, and in addition shall indemnify Vendor and its Representatives from and against, all Losses, Liabilities and Claims whatsoever which may be brought against or suffered by Vendor or its Representatives as a result of any acts or omissions to act in its position as bare trustee of Purchaser, except to the extent that such Liabilities or indemnities are a direct result of the gross negligence or wilful misconduct of Vendor or its Representatives.

8.5Delivery of Books and Records
To the extent in its possession and control, Vendor shall deliver to Purchaser the books and records comprising the Miscellaneous Interests as soon as practicable, and in any event within 30 days, following the Effective Date.

ARTICLE 9
GENERAL

9.1Further Assurances

Hereafter as may be necessary and without further consideration, the Parties shall execute, acknowledge and deliver such other documents, novations, instruments and agreements and shall do such other things as may be necessary to carry out their respective obligations under this Agreement.
9.2Governing Law

This Agreement shall, in all respects, be subject to and be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta. Each Party accepts the jurisdiction of the Alberta Court of Queen's Bench (Calgary district) and all courts of appeal therefrom.
9.3Time

Time shall be of the essence in this Agreement.
9.4Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective trustees, receivers, receiver managers, successors and permitted assigns.
9.5Addresses

(a)	The address for Notices of each of the Parties shall be as follows:
Vendor:
SONDE RESOURCES CORP.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Attention:    Chief Financial Officer
Fax No.:    403-216-2374
Purchaser (pre Effective Date):
1771538 ALBERTA LTD.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Attention:    President
Fax No.:    403-216-2374
Purchaser (post Effective Date):
1771538 ALBERTA LTD.
c/o Marquee Energy Ltd.
1700, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Attention:    Chief Financial Officer
Fax No.:    403-265-0073

(b)
All notices, communications and statements (hereinafter called "Notices") required, permitted or contemplated hereunder shall be in writing, and shall be deemed to be sufficiently given and received if:

(i)
personally served on the other Party by delivery during the normal business hours of the recipient at the addresses set forth above (personally served Notices shall be deemed received by the addressee when actually delivered);

(ii)
by facsimile (or by any other like method by which a written or recorded message may be sent) directed to the Party on whom they are to be served at that Party's fax number set forth above and such Notices so served shall be deemed to have been received by the addressee thereof when actually received by it if received within the normal working hours of a Business Day, or, if received outside the normal working hours of a Business Day, at the commencement of the next ensuing Business Day following transmission thereof; or

(iii)
by mailing it first class (air mail if to or from a location outside of Canada) registered post, postage prepaid, direct to the Party on which it is to be served at that Party’s address for service. Notices so served shall be deemed to be received by the addressee at noon, local time, on the earlier of the actual date of receipt or the fourth (4th) day (excluding Saturdays, Sundays and statutory holidays in Alberta) following the mailing thereof. However, if postal service is (or is reasonably anticipated to be) interrupted or operating with unusual delay, notice shall not be served by such means during such interruption or period of delay.

(c)	Either of the Parties may from time to time change its address for service herein by giving Notice to the other.

9.6Prior Agreements and Amendments

This Agreement supersedes and replaces any and all prior agreements between the Parties relating to the sale and purchase of the Assets and may be amended only by written instrument signed by the Parties.
9.7Entire Agreement

This instrument states the entire Agreement between the Parties.
9.8Waivers

No waiver by any Party shall be effective unless in writing and a waiver shall only affect the matter, and the occurrence thereof, specifically identified in the writing granting such waiver and shall not extend to any other matter or occurrence. No failure on the part of either Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any right or remedy in law or in equity or by statute or otherwise conferred.
9.9Privilege

Notwithstanding the foregoing, any rights of the Purchaser to exercise or waive privilege over documents or communications relating to the negotiation of this Agreement or of the Arrangement Agreement shall terminate at the Effective Date.

9.10Substitution and Subrogation

To the extent that the same is possible, Vendor shall convey the Assets to Purchaser with full right of substitution and subrogation of Purchaser in and to all covenants, representations and warranties by others heretofore given or made in respect of the Assets or any part thereof.
9.11Counterpart Execution

This Agreement may be executed in as many counterparts as are necessary and all executed counterparts together shall constitute one Agreement.

The remainder of this page intentionally left blank

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

SONDE RESOURCES CORP.

Per:    (Signed) "William K. Dirks"
Name: William K. Dirks
Title: President & Chief Operating Officer

1771538 ALBERTA LTD.

Per:    (Signed) "William K. Dirks"
Name: William K. Dirks
Title: Director

This is the execution page to a Purchase and Sale Agreement dated November 4, 2013 between Sonde Resources Corp., as Vendor and 1771538 Alberta Ltd., as Purchaser.

This is Schedule "A" to a Purchase and Sale Agreement dated November 4, 2013 and made between Sonde Resources Corp., as Vendor and 1771538 Alberta Ltd., as Purchaser.

See Attached.

REDACTED

List of Leases, Lands, Encumbrances and Wells

This is Schedule "B" to a Purchase and Sale Agreement dated November 4, 2013 and made between Sonde Resources Corp., as Vendor and 1771538 Alberta Ltd., as Purchaser.

PROMISSORY NOTE

FOR VALUE RECEIVED, 1771538 ALBERTA LTD. (the "Debtor"), hereby acknowledges itself indebted and promises to pay, ON DEMAND, the sum of two hundred and fifty thousand dollars ($250,000) to the order of SONDE RESOURCES CORP. (the "Holder") in lawful money of Canada. There shall be no interest accrued or payable on such amount.

And the Debtor:

(a)	waives presentment for payment, demand, protest, notice of protest and notice of dishonour;

(b)
agrees and consents that the time for payment of this note or any payment thereunder may be extended or this note may be renewed from time to time by the Holder without notice and without otherwise reducing, waiving, ending or otherwise affecting the liabilities of all parties; and

(c)	acknowledges that the Holder hereof will not be liable for or prejudiced by failure to collect or for lack of diligence in bringing suit on this note or any such renewal or extension.

Signed at the City of Calgary, in the Province of Alberta, on the ____ day of [•], 2013.

1771538 ALBERTA LTD.

Per:    _____________________________________
Name:
Title:

This is Schedule "C" to a Purchase and Sale Agreement dated November 4, 2013 and made between Sonde Resources Corp., as Vendor and 1771538 Alberta Ltd., as Purchaser.

Material Facilities
See Attached.
Pipelines
See Attached.

REDACTED
List of Major Facilities and Pipelines

This is Schedule "D" to a Purchase and Sale Agreement dated November 4, 2013 and made between Sonde Resources Corp., as Vendor and 1771538 Alberta Ltd., as Purchaser.

Pro Forma Statement of Adjustments

Vendor:        Sonde Resources Corp.
Purchaser:        1771538 Alberta Ltd.
Property:
Effective Date:
Effective Date:

Unadjusted Purchase Price
Petroleum and Natural Gas Rights        $_________________________
Tangibles                    $_________________________
Miscellaneous Interests                $_________________________
Unadjusted Purchase Price    $_________________________

Adjustments
Additions
[]                        $_________________________
[]                        $_________________________
[]                        $_________________________
Total Additions    $_________________________

Deductions
[]                        $_________________________
[]                        $_________________________
[]                        $_________________________
Total Deductions    $_________________________

Adjusted Purchase Price
$_________________________
Balance Owed to Vendor / (Purchaser)
$_________________________

This is Schedule "E" to a Purchase and Sale Agreement dated November 4, 2013 and made between Sonde Resources Corp., as Vendor and 1771538 Alberta Ltd., as Purchaser.
General Conveyance
THIS AGREEMENT made this [] day of [], 2013
BETWEEN:
SONDE RESOURCES CORP. (hereinafter referred to as "Vendor")
- and -
1771538 ALBERTA LTD. (hereinafter referred to as "Purchaser")
WHEREAS Vendor has agreed to sell and convey the Assets to Purchaser and Purchaser has agreed to purchase and receive the Assets from Vendor;
NOW THEREFORE for the consideration provided in the Sale Agreement and in consideration of the premises hereto and the covenants and agreements hereinafter set forth and contained, the parties hereto covenant and agree as follows:

1.	Definitions
In this General Conveyance including the premises hereto, "Sale Agreement" means the agreement entitled "Purchase and Sale Agreement" dated November 4, 2013 and made between Vendor and Purchaser. In addition, the definitions provided for in the Sale Agreement are adopted herein.

2.	Conveyance
Vendor hereby sells, assigns, transfers, conveys and sets over to Purchaser the entire right, title, estate and interest of Vendor in and to the Assets, to have and to hold the same absolutely, together with all benefit and advantage to be derived therefrom.

3.	Effective Time
Possession of the Assets shall pass from Vendor to Purchaser at the Effective Time. For all other purposes, this General Conveyance shall be effective as of the date hereof.

4.	Subordinate Document
This General Conveyance is executed and delivered by the Parties pursuant to the Sale Agreement and the provisions of the Sale Agreement shall prevail in the event of a conflict between the provisions of the Sale Agreement and the provisions of this General Conveyance.

5.	Enurement
This General Conveyance shall be binding upon and shall enure to the benefit of each of the Parties and their respective trustees, receivers, receiver-managers, successors and assigns.

[The remainder of this page left intentionally blank.]

IN WITNESS WHEREOF the Parties have executed this General Conveyance on the date first above written.

SONDE RESOURCES CORP.	1771538 ALBERTA LTD.

Per:	Per:
Name	Name
Title	Title

This is Schedule "F" to a Purchase and Sale Agreement dated November 4, 2013 and made between Sonde Resources Corp., as Vendor and 1771538 Alberta Ltd., as Purchaser.

SEISMIC DATA AND SEISMIC CREDITS
See Attached.

REDACTED
List of Seismic Data

APPENDIX "D" - FAIRNESS OPINION OF FIRSTENERGY CAPITAL CORP.

November 29, 2013

The Board of Directors of
Sonde Resources Corp.
3100, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6

To the Board of Directors of Sonde Resources Corp.:

We understand that Sonde Resources Corp. ("Sonde") and its wholly-owned subsidiary, 1771538 Alberta Ltd. (“NumberCo”) have entered into an arrangement agreement with Marquee Energy Ltd. ("Marquee") and its wholly-owned subsidiary, 1775412 Alberta Ltd. dated November 4, 2013 as amended and restated on November 25, 2013 ("Arrangement Agreement"), which will result in the indirect acquisition by Marquee of substantially all of Sonde's Western Canadian exploration and production assets for total consideration valued at approximately $30.7 million, consisting of $15 million in cash and 21,182,491 common shares of Marquee ("Marquee Consideration Shares"). The Marquee Consideration Shares are valued at approximately $15.7 million, based on the 15-day volume weighted average trading price of the common shares of Marquee ("Marquee Shares") on the TSX Venture Exchange of $0.7426 as of November 28, 2013. As part of the Arrangement, Sonde will (a) distribute the Marquee Consideration Shares to the Sonde Shareholders (excluding Dissenting Shareholders), with the result that each Sonde Shareholder will receive approximately 0.34 of a Marquee Share for each Sonde Share held (assuming there are 62,301,446 Sonde Shares outstanding) and (b) the Sonde Shares will be consolidated on the basis of 0.9 of a Consolidated Sonde Share for each Sonde Share. The cash consideration of $15 million will be retained by Sonde and directed towards operations in North Africa. The resolution approving the Arrangement must be approved by 66 2/3% of the votes cast by Sonde Shareholders, present in person or by proxy, at the meeting of Sonde Shareholders to be held on December 30, 2013 (the “Meeting”). Completion of the Arrangement is subject to various conditions, including the receipt of applicable regulatory, Sonde Shareholder and court approvals. If the Arrangement is approved by the Sonde Shareholders and all other conditions to the implementation of the Arrangement are satisfied or waived, Sonde anticipates that the Arrangement will become effective on or about December 31, 2013. The terms and conditions of the Arrangement are more fully described in the information circular of Sonde (the “Information Circular”), dated the date hereof.

We understand that pursuant to support agreements, each member of the board of directors of Sonde, each officer of Sonde and each shareholder of Sonde beneficially owning more than 10% of the outstanding Sonde Shares (representing, in the aggregate, approximately 12.8% of the outstanding Sonde Shares) has entered into a support agreement and has agreed to vote all of his or its Sonde Shares in favour of the Arrangement at the Meeting.

FirstEnergy’s Engagement
The Board of Directors of Sonde (the "Board") formally retained FirstEnergy Capital Corp. ("FirstEnergy") pursuant to an engagement agreement dated October 11, 2012 and accepted by Sonde on October 17, 2012 to provide the Board with, among other things, financial advice in connection with the Arrangement and to provide our opinion (“Opinion”) as to the fairness, from a financial point of view, of the consideration to be received by the Sonde Shareholders pursuant to the Arrangement (the "Engagement"). In consideration for our services, including the Opinion, FirstEnergy is to be paid a fee, a portion of which is contingent on the completion of the Arrangement, and is to be reimbursed for reasonable out-of-pocket expenses. In addition, FirstEnergy is to be indemnified by Sonde in respect of certain liabilities that might arise out of our engagement. We have not been engaged to prepare, and have not prepared, a valuation or appraisal of Sonde, Marquee, or any of Sonde’s or Marquee’s assets or liabilities and the Opinion should not be construed as such. However, we have performed such financial analyses as we have considered appropriate and necessary to support the conclusions in our Opinion.
FirstEnergy consents to the inclusion of the Opinion in its entirety and a summary thereof in the Information Circular and to the filing thereof, as necessary, by Sonde and/or Marquee with the TSX, TSX Venture Exchange, NYSE-MKT LLC, the securities commissions or similar regulatory authorities in each province of Canada and the Securities and Exchange Commission of the United States.
Credentials of FirstEnergy
FirstEnergy is a registered investment dealer focusing on Canadian and international companies participating in oil and gas exploration, production and services, energy transportation, electricity generation and energy technologies. FirstEnergy is one of the leading investment banking firms providing corporate finance, mergers and acquisitions, oil and gas property acquisition and divestiture services, equity sales, research and trading services to companies active in or investing in the energy industry. The Opinion expressed herein is the opinion of FirstEnergy and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture, and valuation matters.
Independence of FirstEnergy
None of FirstEnergy, its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)), or a related entity of Sonde or Marquee or any of their respective associates or affiliates. On August 13, 2013 FirstEnergy was also retained by

Sonde to provide financial advice related to the potential separation of Sonde's Western Canadian Business Unit and Sonde’s North African Business Unit into two separate business entities (the “Split Financial Advice”). FirstEnergy did not opine as to the fairness to Sonde Shareholders of a potential split under the Split Financial Advice provided to Sonde and the Opinion provided by FirstEnergy should be viewed as separate and independent of the Split Financial Advice. FirstEnergy is not acting as an advisor to Marquee or any of its respective associates or affiliates in connection with any matter.
FirstEnergy acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had today or in the future have positions in the securities of Sonde and Marquee, and from time to time, may have executed or may execute transactions on behalf of Sonde, Marquee or clients for which it received or may receive compensation. In addition, as an investment dealer, FirstEnergy conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including with respect to Sonde and Marquee.
Scope of Review
In connection with rendering this Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

a)	the non-binding Letter of Intent executed by Sonde and Marquee on September 4, 2013;

b)	the Information Circular;

c)	the Arrangement Agreement;

d)	the form of Support Agreement as referred to in the Arrangement Agreement;

e)	the Plan of Arrangement as referred to in the Arrangement Agreement;

f)	the Asset Purchase and Sale Agreement as referred to in the Arrangement Agreement;

g)	Sonde’s audited consolidated annual financial statements as at and for the fiscal years ended December 31, 2011 and December 31, 2012;

h)	Sonde's Annual Information Form for the fiscal year ended December 31, 2012, dated March 21, 2013;

i)	the unaudited consolidated interim financial statements and associated management discussion and analysis of Sonde for the quarters ended March 31, June 30, 2013 and September 30, 2013;

j)	Sonde’s year end independent reserve report effective December 31, 2012, prepared by GLJ Petroleum Consultants Limited, dated February 19, 2013;

k)	Sonde’s Management Information Circular dated May 6, 2013 for the annual and special meeting of shareholders held on June 19, 2013;

l)	certain internal financial information, financial and operational projections of Sonde as provided by Sonde management;

m)	due diligence responses provided to us by senior management of Sonde;

n)	Marquee’s audited annual financial statements for the fiscal years ended December 31, 2011 and 2012;

o)	the Marquee Annual Information Form for the fiscal year ended December 31, 2012 dated March 21, 2013;

p)	the unaudited consolidated interim financial statements and associated management discussion and analysis of Marquee for the quarters ended March 31, June 30, 2013 and September 30, 2013;

q)	Marquee’s year end independent reserve report as at December 31, 2012, prepared by Sproule Associates Limited. dated February 25, 2013;

r)	Marquee’s Management Information Circular dated May 10, 2013 for the annual general meeting of shareholders held on June 12, 2013;

s)	due diligence responses provided to us by senior management of Marquee;

t)	certain internal financial information, financial and operational projections of Marquee as provided by Marquee management;

u)	data with respect to other transactions of a comparable nature considered by FirstEnergy to be relevant; and

v)	other information, analyses and investigations as FirstEnergy considered appropriate in the circumstances.
We have not, to the best of our knowledge, been denied access by Sonde or Marquee to any information requested by us.
The Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuation and Fairness Opinions of the Investment Industry Regulatory Organization of Canada but that organization was not involved in the preparation of the Opinion.
Assumptions and Limitations
We have relied upon, and have assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, including information relating to Sonde and Marquee, or provided to us by Sonde and Marquee and their affiliates or advisors or otherwise pursuant to our Engagement and this Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior officers of Sonde and Marquee have represented to us, in certificates delivered as at the date hereof, amongst other things, that the historical and current information, data, opinions and other materials (the "Information") provided to us on behalf of Sonde and Marquee are, to the best of their knowledge, complete and correct at the date the Information was prepared and that since the date of the Information, there has been no material change, financial or otherwise, in the position of Sonde or Marquee, or in their assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.
This Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Sonde as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of Sonde. In addition, we considered the financial condition and prospects of Marquee as they are reflected in the information and documents reviewed by us. In rendering this Opinion, we have assumed that there are no undisclosed material facts relating to Sonde and/or Marquee or their businesses, operations or capital. Any changes therein may affect this Opinion and, although we reserve the right to change or withdraw our Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update this Opinion after the date hereof.
In our analyses and in connection with the preparation of this Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Arrangement will be completed substantially in accordance with its terms and all applicable laws and that the Information Circular will disclose all material facts relating to the Arrangement and will satisfy all applicable legal requirements.
This Opinion is not intended to be and does not constitute a recommendation to any Sonde Shareholder to vote his/her/its shares in favour of the Arrangement at the Meeting or as an opinion concerning the trading price or value of any securities of Marquee following the announcement or completion of the Arrangement.
We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this letter for your purposes.

Conclusion
Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that the consideration to be received by the Sonde Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Sonde Shareholders.
This Opinion may be relied upon by the Board for the purposes of considering the Arrangement and its recommendation to Sonde Shareholders with respect to the Arrangement, but may not be used or relied upon by any other person without our express prior written consent, except as otherwise provided herein.
Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Information Circular.
Yours very truly,

(Signed)
FirstEnergy Capital Corp.

APPENDIX "E" - OPERATING STATEMENTS OF WESTERN CANADIAN BUSINESS UNIT

Operating Statements of the
Sonde Resources Corp. Western Canadian Business Unit
For the three and nine months ended September 30, 2013 and 2012 (unaudited)
and the years ended December 31, 2012 and 2011

INDEPENDENT AUDITOR'S REPORT
To the Directors of Sonde Resources Corp.
We have audited the accompanying operating statement containing the revenue, royalties, operating expenses, and transportation expenses of the Sonde Resources Corp. Western Canadian Business Unit for the year ended December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information (together “the operating statement”).

Management's Responsibility for the Operating Statement
Management of Sonde Resources Corp. is responsible for the preparation of this operating statement of the Sonde Resources Corp. Western Canadian Business Unit in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for an operating statement of an oil and gas property to be acquired, and for such internal control as management determines is necessary to enable the preparation of the operating statement which is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the operating statement based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the operating statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the operating statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the operating statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the operating statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the operating statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the operating statement of the Sonde Resources Corp. Western Canadian Business Unit for the year ended December 31, 2012 is prepared, in all material respects, in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for an operating statement of an oil and gas property to be acquired.

Other Matter
The operating statement of the Sonde Resources Corp. Western Canadian Business Unit for the year ended December 31, 2011, presented for comparative purposes, is unaudited.
Chartered Accountants
November 29, 2013
Calgary, Alberta

Sonde Resources Corp. Western Canadian Business Unit
Operating Statements
Amounts are in thousands of Canadian dollars

	Three months ended September 30, 2013	Nine months ended September 30, 2013	Three months ended September 30, 2012	Nine months ended September 30, 2012	Year ended December 31, 2012	Year ended December 31, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)

Gross revenue	7,277	21,393	6,436	21,132	28,826	38,754
Less: royalties	(560)	(1,656)	(660)	(2,523)	(3,287)	(4,375)
Revenues	6,717	19,737	5,776	18,609	25,539	34,379

Operating expenses	3,268	10,605	3,790	12,054	16,870	15,098
Transportation expense	235	577	145	460	569	789
	3,503	11,182	3,935	12,514	17,439	15,887

Operating income	3,214	8,555	1,841	6,095	8,100	18,492

See accompanying notes to the operating statement

Sonde Resources Corp. Western Canadian Business Unit
Years ended December 31, 2012 and December 31, 2011
Three and Nine months ended September 30, 2013 and 2012
Notes to the Operating Statements
(Amounts in thousands of Canadian dollars)

1.    Basis of presentation
The operating statements reflect the revenues, royalties, and direct operating and transportation expenses relating to certain of the producing oil & gas properties of Sonde Resources Corp. in Western Canada (the “Sonde Western Canadian Business Unit”) for the years ended December 31, 2012 and 2011 and the three and nine months ended September 30, 2013 and 2012. Accordingly, these do not present all expenses related to these properties and its operations.
The operating statement has been prepared from the records of Sonde Resources Corp. and includes only working interest revenues, royalties, and direct operating and transportation expenses associated with the Sonde Western Canadian Business Unit. The operating statement does not include any provisions for depletion and depreciation, accretion of decommissioning obligations, future capital costs, general and administrative costs, and income taxes for the selected properties as these amounts are based on the consolidated operations of Sonde Resources Corp. of which the Sonde Western Canadian Business Unit only forms a part.
These operating statements were prepared in accordance with the financial reporting framework specified in section 3.11(5) of National Instrument 52-107 “Acceptable Accounting Principles and Auditing Standards” for an operating statement of an oil and gas property to be acquired using International Financial Reporting Standards as issued by the International Accounting Standards Board, and present the Sonde Western Canadian Business Unit’s results of operations for the three and nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012 and 2011.
2.    Significant accounting policies
The accounting policies set out below have been applied consistently to all periods presented in these operating statements.
(a)    Revenue
Revenue from the sale of natural gas, oil and natural gas liquids is recognized based on volumes delivered to customers at contractual delivery points and rates. Revenue is measured net of royalties.
Revenue is recognized when persuasive evidence exists that the significant risks and rewards have been transferred to the customer and the amount of revenue can be measured reliably, and when recovery of the consideration is probable. Recognition occurs upon delivery.
Tariffs and tolls charged to other entities for use of pipelines and facilities owned by the Company are recognized as revenue as they accrue in accordance with the terms of the service or tariff and tolling agreement. Royalty income is recognized on operating lease rights as it accrues in accordance with the terms of the overriding royalty agreements.

Sonde Resources Corp. Western Canadian Business Unit
Years ended December 31, 2012 and December 31, 2011
Three and Nine months ended September 30, 2013 and 2012
Notes to the Operating Statements
(Amounts in thousands of Canadian dollars)
(b)    Royalties and production costs
Production-based royalty expenses and production costs, including operating, maintenance, and transportation costs, are recognized in the same period in which the related revenue is earned and recorded. Royalties are calculated in accordance with the applicable regulations and/or the terms of the individual royalty agreements.
(c)    Joint interests
These operating statements present only the proportionate share of interests in joint operations attributable to the Sonde Western Canadian Business Unit.

APPENDIX "F" - PRO FORMA OPERATING STATEMENTS OF MARQUEE

Pro Forma Consolidated Schedule of Revenues, Royalties and Operating Expenses
For the nine months ended September 30, 2013 and year ended December 31, 2012 (unaudited)

Marquee Energy Ltd.
Pro Forma Consolidated Schedule of Revenue, Royalties, and Operating Expenses
For the nine months ended September 30, 2013
(thousands of Canadian Dollars)
(unaudited)

	Marquee Energy Ltd.	Sonde Resources Corp. Western Canadian Business Unit	Pro Forma
Petroleum and natual gas sales	$ 35,201	$ 21,393	$ 56,594
Less: Royalties	(3,379)	(1,656)	(5,035)
Petroleum and natural gas revenue	31,822	19,737	51,559

Operating and transportation expense	13,519	11,182	24,701

Operating income	$ 18,303	$ 8,555	$ 26,858

see accompanying notes to pro forma consolidated schedule of revenues, royalties, and operating expenses

Marquee Energy Ltd.
Pro Forma Consolidated Schedule of Revenue, Royalties, and Operating Expenses
For the year ended December 31, 2012
(thousands of Canadian Dollars)
(unaudited)

	Marquee Energy Ltd.	Sonde Resources Corp. Western Canadian Business Unit	Pro Forma
Petroleum and natual gas sales	$ 37,405	$ 28,826	$ 66,231
Less: Royalties	(3,868)	(3,287)	(7,155)
Petroleum and natural gas revenue	33,537	25,539	59,076

Operating and transportation expense	16,291	17,439	33,730

Operating income	$ 17,246	$ 8,100	$ 25,346

see accompanying notes to pro forma consolidated schedule of revenues, royalties, and operating expenses

Marquee Energy Ltd
Notes to Pro Forma Consolidated Schedule of Revenues, Royalties and Operating Expenses
Nine months ended September 30, 2013 and twelve months ended December 31, 2012
(Canadian Dollars)
(unaudited)

1.	Basis of presentation

Pursuant to an Asset Purchase and Sale Agreement dated November 4, 2013, Marquee Energy Ltd. (“Marquee”) and Sonde Resources Corp. (“Sonde”) entered into an agreement (the “Arrangement Agreement”) whereby Marquee will acquire substantially all the Western Canadian assets (the “Sonde Resources Corp. Western Canadian Business Unit”) of Sonde (the “Transaction”) for the consideration of $15 million in cash and 21,182,491 common shares of Marquee. The Transaction will be completed by way of a plan of arrangement in accordance with provisions of the Business Corporations Act (Alberta) (the “Arrangement”), with Marquee being the continuing entity. Sonde will then distribute the Marquee common shares to the shareholders of Sonde and accordingly, Sonde shareholders will receive 0.34 of a Marquee common share for each Sonde common share held.
The unaudited Pro Forma Consolidated Schedule of Revenues, Royalties and Operating Expenses (the “Pro Forma Operating Statements”) include only revenues, royalties and operating expenses applicable to the interests in the properties.
The Pro Forma Operating Statements are prepared in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for an operating statement and gives effect to the Transaction. The accounting policies used in preparation of the Pro Forma Operating Statements are disclosed in Marquee’s interim financial statements as at and for the three and nine months ended September 30, 2013 and Marquee’s financial statements as at and for the year ended December 31, 2012.
The Pro Forma Operating Statements for the nine months ended September 30, 2013 and the twelve months ended December 31, 2012 have been prepared from information derived from the following:

•	The unaudited condensed interim financial statements of Marquee for the nine months ended September 30, 2013;

•	The audited financial statements of Marquee for the year ended December 31, 2012;

•	The unaudited operating statement for the Sonde Resources Corp. Western Canadian Business Unit for the nine months ended September 30, 2013;

•	The audited operating statement for the Sonde Resources Corp. Western Canadian Business Unit for the year ended December 31, 2012.
The Pro Forma Operating Statements should be read in conjunction with these financial statements and notes thereto.
The Pro Forma Operating Statements do not include any provisions for depletion and depreciation, accretion of decommissioning obligations, future capital costs, impairment of properties, general and administrative costs and income taxes for the Sonde Resources Corp. Western Canadian Business Unit or Marquee.
The Pro Forma Operating Statements give effect to the acquisition of the Sonde Resources Corp. Western Canadian Business Unit as if it had occurred January 1, 2012. The Pro Forma Operating Statements may not be indicative of the results that would have been achieved if the events reflected herein had occurred on the dates indicated or the results that may be obtained in the future.

2.	Significant accounting policies
The line items in the Operating Statement are prepared using the following accounting policies which are permitted under International Financial Reporting Standards applicable to publicly accountable enterprise and have been consistently applied to all periods presented.

(a)	Revenues
Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded when the significant risks and rewards of ownership passes to the buyer which is usually upon delivery, and when collection of the consideration is considered probable. Petroleum and natural gas revenues are based on realized prices. Revenues do not include any amounts from financial derivative contracts.

(b)	Royalties
Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations or the terms of individual royalty agreements.

(c)	Operating and transportation expenses
Operating and transportation expenses include all costs relating to lifting, gathering, processing, treating the product in the field, storing and delivery to a sales point.

(d)	Joint operations
Some of the petroleum and natural gas activities are conducted jointly with others and accordingly this Pro Forma Statements only reflect the proportionate interests in such activities.

APPENDIX "G" - DISSENT RIGHTS
SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)
Sonde Shareholders have the right to dissent in respect of the Arrangement in accordance with Section 191 of the ABCA (as varied by the Interim Order). Such rights of dissent are described in the Information Circular under the heading "The Arrangement - Dissent Rights". The full text of Section 191 of the ABCA is set forth below.

191(1)	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under Section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in Section 15.2(1);
(c)    amalgamate with another corporation, otherwise than under section 184 or 187,
(d)    be continued under the laws of another jurisdiction under section 189, or
(e)    sell, lease or exchange all or substantially all its property under section 190.

(2)
A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)
In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)
A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)
(a)    at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)
if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)	An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),
(a)    by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5)
to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)
If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.
(9)    Every offer made under subsection (7) shall
(a)    be made on the same terms, and
(b)    contain or be accompanied with a statement showing how the fair value was determined.

(10)
A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)    A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.
(12)    In connection with an application under subsection (6), the Court may give directions for

(a)
joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,
(f)    the service of documents, and
(g)    the burden of proof on the parties.
(13)    On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.
(14)    On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)
the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)    the pronouncement of an order under subsection (13),
whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.
(15)    Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).
(16)    Until one of the events mentioned in subsection (14) occurs,
(a)    the shareholder may withdraw the shareholder's dissent, or
(b)    the corporation may rescind the resolution,
and in either event proceedings under this section shall be discontinued.

(17)
The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)    If subsection (20) applies, the corporation shall, within 10 days after
(a)    the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)
Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.